12

07022203

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Loblaw Companies Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04918 FISCAL YEAR 12-30-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 4/4/07

82-4918


no name

Simplify, Innovate, Grow

ARLS
12-30-06

RECEIVED

Loblaw®
COMPANIES LIMITED

2006 Annual Summary

Loblaw Companies Limited ("Loblaw" or the "Company") is Canada's largest food distributor and a leading provider of general merchandise products, drugstore and financial products and services. Through its various operating banners, Loblaw is committed to providing Canadians with a one-stop destination in meeting their food and household needs. This goal is pursued through a portfolio of store formats across the country. Loblaw is known for the quality, innovation and value of its food offering. It also offers Canada's strongest control label program, including the unique *President's Choice, no name* and *Joe Fresh Style* brands.

Food is at the heart of its offering. Loblaw stores provide a wide, growing and successful range of products and services to meet the everyday household demands of Canadian consumers. In addition, *President's Choice Financial* services offer core banking, a popular MasterCard®, *PC Financial* auto, home, travel and pet insurance, *PC* Mobile phone services as well as the *PC* points loyalty program.

Loblaw is committed to a strategy developed under three core themes: Simplify, Innovate and Grow. The Company strives to be consumer focused, cost effective and agile, with the goal of achieving long term growth for its many stakeholders. Loblaw believes that a strong balance sheet is critical to achieving its potential. It is highly selective in its consideration of acquisitions and other business opportunities. The Company maintains an active product development program to support its control label program. It works to ensure that its technology and systems logistics enhance the efficiency of its operations.

Over 139,000 full-time and part-time employees execute its business strategy in more than 1,000 corporate and franchised stores from coast to coast. This makes Loblaw one of Canada's largest private sector employers. It strives to contribute to the communities it serves and to be proactive in corporate citizenship.

Contents

2006 Annual Summary

As part of our fresh thinking we are now introducing additional information on our websites at:

www.loblaw.ca

www.pc.ca

www.joe.ca

Forward-Looking Statements

This Annual Report, which consists of the Annual Summary and the Financial Report, contains forward-looking statements which reflect management's expectations and are contained in discussions regarding the Company's objectives, plans, goals, aspirations, strategies, potential future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are typically, though not always, identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not guarantees, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, changes in the Company's or its competitors' pricing strategies, the ability to realize anticipated cost savings and efficiencies, including those resulting from restructuring, inventory liquidation and other cost reduction and simplification initiatives, the ability to execute restructuring plans, implement strategies and introduce innovative products successfully and in a timely manner, changes in the markets for the inventory intended for liquidation and changes in the expected realizable value and costs associated with the liquidation, unanticipated, increased or decreased costs associated with the announced initiatives, including those related to compensation costs, the Company's relationship with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the regulatory environment in which the Company operates now or in the future, changes in the Company's tax liabilities, either through changes in tax laws or future assessments, performance of third-party service providers, public health events, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. The calculation of the goodwill impairment charge described in this Annual Report involves the estimation of several variables, including but not limited to market multiples, projected future sales, earnings, capital investment, discount rates, terminal growth rates and the fair values of those assets and liabilities being valued. The Company cautions that this list of factors is not exhaustive.

The assumptions applied in making the forward-looking statements contained in this Annual Report include the following, economic conditions do not materially change from those expected, patterns of consumer spending are reasonably consistent with historical trends, no new significant competitors enter our markets nor does any existing competitor unexpectedly significantly increase its presence, neither the Company's nor its competitors' pricing strategies change materially, the Company successfully offers new and innovative products and executes its strategies as planned, anticipated cost savings and efficiencies are realized as planned, continuing future restructuring activities are effectively executed in a timely manner, costs associated with the liquidation of inventory are not higher or lower than expected, the Company's assumptions regarding average compensation costs and average years of service for employees affected by the simplification initiatives are materially correct, the Company does not significantly change its approach to its current restructuring activities, there is no material amount of excess inventory in the Company's supply chain, there are no material work stoppages and the performance of third-party service providers is in accordance with expectations.

These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. This list of factors and other risks and uncertainties are discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time, including the Risks and Risk management section of the Financial Report.

Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Annual Report, are made only as of the filing date of this Annual Report and the Company disclaims any obligation or intention to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. The Company cannot assure that projected results or events will be achieved.

Late 2006 marked the beginning of a period of significant change for Loblaw Companies Limited. Changes in direction were made to focus on the strategic longer term objective of making Loblaw the best again. Facing an increasingly competitive marketplace, Loblaw continues to maximize the return on its assets under the themes "Simplify, Innovate, Grow." By concentrating on its strengths – great brands, great stores and great people – Loblaw's goal is to enhance value for consumers and shareholders. The Company is simplifying its organization by redesigning processes and structures to ensure that the business becomes more efficient and agile. Innovation has been a cornerstone of Loblaw's success: the Company strives to be the best at making healthy living affordable for all Canadians and to offer general merchandise and other services that enhance the customer experience. The Company's "Formula for Growth" defines priorities while the 100 Day Review provides the roadmap for achieving them. With these initiatives in place, Loblaw looks forward to a challenging and rewarding future.


President's Choice
le Choix du Président

Tracking Our



27 Million Kilograms
of fresh produce
delivered every week

For more information about our offerings,
visit our website at:

www.loblaw.ca

Simplify

The Company is simplifying its organization by more clearly defining accountabilities and establishing consistent, simple and efficient processes. Internal resources have been dedicated to assessing and, where appropriate, redesigning processes as well as developing a short list of key performance indicators focused on customers and store operations.



2006 Progress

- Continued efforts to restructure the supply chain, which proved to be more complex and costly than originally anticipated. By year end, the supply chain stabilized and delivered improved service levels
- Planned and developed organizational transition, focused on redesigned processes and a leaner administrative structure
- Established key performance indicators beginning with the work of the Positive Action Groups, described under Grow



2007 Expectations

- Continue remaining phases of national supply chain restructuring, while delivering consistent and improved service and in-stock availability to our customers
- Approve and implement organizational transition and put redesigned processes into practice
- Enhance four distinctive formats – Superstore, Great Food, Hard Discount and Wholesale – to meet the needs of diverse markets across the country

Innovate

Innovation is one of the many strengths of Loblaw, most clearly exhibited by its exciting control label offerings. Through ongoing innovation, the Company concentrates on being the best at making healthy living affordable to



2006 Progress

- Launched *Joe Fresh Style* in April 2006 with positive consumer response, including selling over 200,000 basic T-shirts since launch
- Developed and distributed a record six issues of the *Insider's Report* to keep customers informed about exciting new products and services.
- Over ten million homes in Canada received the *Insider's Report* this year
- Over 2,000 new control label products launched

Each and every week
12 Million
Canadians choose to shop with us

Corporate Stores Sales per Average Square Foot ($)



$610
585
560
535
510
2002
2003(1)
2004
2005
2006
Corporate Stores Sales per Average Square Foot
(1) 2003 was a 53 week year

Corporate Stores Square Footage (thousands of sq. ft.)



40,000
30,000
20,000
10,000
0
2002
2003
2004
2005
2006
> 60,000 sq. ft.
40,000–60,000 sq. ft.
< 40,000 sq. ft

all Canadians and, in larger stores, providing general merchandise and financial services that offer customers a great one-stop shopping experience for all their daily household needs.

Grow

The Formula for Growth encompasses:

- Best Format
- Fresh First – best fresh food offering
- Control Label Advantage
- *Joe Fresh Style* – ensuring great style at an affordable price
- Health, Home and Wholesome – making healthy living affordable
- Priced Right – providing best value
- Always Available – best in-stock positions
- Friendly Colleagues Motivated to Serve

The Formula for Growth reflects the Company's customer focus and efforts to ensure an integrated offering of food, general merchandise and drugstore.







2007 Expectations

- Control label initiatives will be at the heart of Loblaw's culture of innovation
- Increase new control label product launches and remove underperforming items
- Expand *Joe Fresh Style* into children's clothing and accessories
- Intensify innovation of *President's Choice* products, including *President's Choice Blue Menu* as a leading line of consumer-friendly, healthy foods

2006 Progress

- Commenced 100 Day Review of key drivers of the business
- Established first phase of Positive Action Groups, dedicated to produce meaningful action on individual strategic issues
- Continued major projects underway
- Reached a labour agreement in Ontario which will allow store conversions

2007 Expectations

- Implement simple key performance indicators and metrics to measure the elements of the Formula for Growth
- Adopt "Fresh Walk" to measure and sustain high standards for all stores
- Introduce dedicated stock control employees and replenishment processes to support on-shelf availability
- Launch "engaged" colleagues program

Average Store Size and Number of Stores


60,000
45,000
30,000
15,000
0
700
525
350
175
0
2002
2003
2004
2005
2006
Number of Stores
Average Franchised Store Size
Average Corporate Store Size
Number of Franchised Stores
Number of Corporate Stores

Retail Square Footage and Percentage Increase
(thousands of sq. ft.)


50,000
37,500
25,000
12,500
0
20%
15
10
5
0
2002
2003
2004
2005
2006
Franchised
Corporate
Percentage Increase


CLUB

50 Million
square feet of retail space from coast to coast

Number of Stores

52	Atlantic SaveEasy
53	Atlantic Superstore
14	Dominion* (in Newfoundland and Labrador)
106	Extra Foods
20	Fortinos
91	Loblaws
96	Maxi
16	Maxi & Cie
134	No Frills
105	Provigo
97	The Real Canadian Superstore
37	The Real Canadian Wholesale Club
23	SuperValu
68	Valu-mart
51	Your Independent Grocer
50	Zehrs
515	Cash & Carry and other banners

*Trademark used under license.


Progress
SPINACH
& RICOTTA
STUFFED CHICKEN BREASTS
POITRINES DE POULET FARCIES
D'ÉPINARDS ET DE RICO
600 g

Financial Highlights

For the years ended December 30, 2006 and December 31, 2005 ($ millions except where otherwise indicated)	2006 (52 weeks)	2005 (52 weeks)
Operating Results		
Sales[3]	**$ 28,640**	$ 27,627
Sales excluding the impact of VIEs[2][3]	**28,257**	27,212
Adjusted EBITDA[2]	**1,892**	2,132
Operating income	**289**	1,401
Adjusted operating income[2]	**1,326**	1,600
Interest expense	**259**	252
Net (loss) earnings	**(219)**	746
Cash Flow		
Cash flows from operating activities	**1,180**	1,489
Free cash flow[2]	**70**	103
Capital investment	**937**	1,156
Per Common Share ($)		
Basic net (loss) earnings	**(.80)**	2.72
Adjusted basic net earnings[2]	**2.72**	3.35
Dividend rate at year end	**.84**	.84
Cash flows from operating activities	**4.31**	5.43
Book value	**19.85**	21.48
Market price at year end	**48.79**	56.37
Financial Ratios		
Adjusted EBITDA margin[2]	**6.7%**	7.8%
Operating margin	**1.0%**	5.1%
Adjusted operating margin[2]	**4.7%**	5.9%
Return on average total assets[2]	**2.3%**	11.2%
Return on average shareholders' equity	**(3.9%)**	13.2%
Interest coverage	**1.0:1**	5.1:1
Net debt[2] to equity	**.72:1**	.66:1
Operating Statistics		
Retail square footage (in millions)	**49.7**	48.5
Average corporate store size (square feet)	**57,400**	56,100
Corporate stores sales per average square foot ($)	**585**	579
Same-store sales growth	**.8%**	.2%
Number of corporate stores	**672**	670
Number of franchised stores	**405**	402

(1) For financial definitions and ratios refer to the Glossary of Terms on page 80 in the Financial Report.

(2) See Non-GAAP Financial Measures on page 40 in the Financial Report.

(3) During 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)"* on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for the prior year have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the Accounting Standards Implemented in 2006 section in the Management's Discussion and Analysis in the Financial Report contained in this Annual Report.

Return on Average Shareholders' Equity


20%
14
8
2
(4)
2002 2003 2004 2005 2006
Return on Average Shareholders' Equity
Five Year Average Return

Basic Net (Loss) Earnings, Adjusted Basic Net Earnings[1] and Dividend Rate per Common Share ($)


$3.60
2.50
1.40
.30
(.80)
2002 2003[2] 2004 2005 2006
Dividend Rate per Common Share at Year End
Basic Net (Loss) Earnings per Common Share
Adjusted Basic Net Earnings per Common Share[1]
(1) See Non-GAAP Financial Measures on page 40 of the 2006 Financial Report.
(2) 2003 was a 53 week year.

Total Return on $100 Investment (includes dividend reinvestment) ($)


$200
150
100
50
0
2001 2002 2003 2004 2005 2006
Loblaw Companies Limited
TSX Food and Staples Retailing Sub Index
S&P/TSX Composite Index



Mark Foote President and Chief Merchandising Officer and **Galen G. Weston** Executive Chairman

2006 was a year of [illegible] as Loblaw Companies [illegible] company [illegible]

2006 was a challenging year for Loblaw Companies Limited ("Loblaw" or the "Company"). We faced significant hurdles, took stock of obstacles to profitability and growth, and assessed the considerable strengths that have made us Canada's pre-eminent food retailer.

We enter 2007 with a new leadership team, a resolve to restore Loblaw to strong profitability and growth, and a game plan for doing it.

Our plan is built on three pillars: **"Simplify, Innovate, Grow"**. And it has one goal: **To Make Loblaw the Best Again.**

This Annual Report addresses, in detail, our Company's performance in 2006. Many of the difficulties we faced were the culmination of two important factors. First, there have been significant changes in how food retailers compete and how consumers shop in Canada.

The second is Loblaw's own structure, with its history of mergers and acquisitions. The organization is more complex and less responsive than it should have been. These two trends collided in 2006. Loblaw lacked the structural agility and vigour to address its changing environment.

Sales for the year were $28.6 billion compared to $27.6 billion in 2005, which represented a 3.7% improvement over last year. The Company earned $1.3 billion of adjusted operating income[2] in 2006, compared to $1.6 billion in 2005. Including a non-cash goodwill impairment charge and other significant non-routine costs, basic net loss per common share for the year was $0.80 compared to basic net earnings per common share of $2.72 last year. This was the Company's first annual loss in nineteen years. Adjusted basic net earnings per common share[2] for the year declined to $2.72 in 2006 from $3.35 in the prior year. Excluding the impact of necessary short term costs associated with one of the largest transformations in the Company's history, Loblaw still earned $1.9 billion in Adjusted EBITDA[2].

(1) See Forward-Looking Statements on the inside front cover.
(2) See Non-GAAP Financial Measures on page 40 in the Financial Report.

We knew we had to change, but we also needed to ensure that the evolution of our business would be well-received and strategic over the long term.

Our 100 Day Review

Last October, we initiated a 100 Day Review. This Review included visits with every store manager and "total immersion" sessions with every key function, where we took the temperature of the organization and heard from our frontline colleagues what they thought. This gave us an insight into the challenges we faced and the depth of talent that we had in the organization.

We also put each key driver of our business under intense scrutiny. Much of this work was conducted by Positive Action Groups ("PAGs") made up of some of our most talented employees from across the organization. The mandate of the PAGs was to report back within 40 days on critical issues and how to resolve them. In particular, the PAGs were asked:

- Where do we stand on customer satisfaction – availability, value-for-money, assortment and our store environments?
- How do we perform on retailing basics – store operations, supply chain and information technology?
- How can we make our organization more agile and more focused on stores and customers?

The findings of the PAGs gave us the fact-base from which senior management could make informed decisions to move forward.

Core Strengths: We have a large number of strengths on which to build – and many of these are unrivalled.



Over
2,000
new control label products introduced in 2006

We start with the number one food market share in every region and in Canada as a whole. Our control label brands, and particularly *President's Choice, no name* and *Joe Fresh Style*, are among the best control label brands in Canada.

The sites from which we operate our stores are well positioned within their markets. Our stores are more modern, on average, than our competitors' stores, and Loblaw owns more of the stores from which we operate than any other publicly traded retailer in Canada. Our strong balance sheet in combination with Adjusted EBITDA[1] of $1.9 billion for 2006 gives us the potential to expand and refurbish our retail space, increase price competitiveness and invest in infrastructure.

(1) See Non-GAAP Financial Measures on page 40 in the Financial Report.

Finally, we have over 139,000 colleagues in stores, distribution centres and store support centres who are eager for Loblaw to succeed.

A number of key actions taken in 2006 will make an important contribution to getting Loblaw back on track:

- Labour Relations – Loblaw was able to reach a new four-year collective agreement with members of Ontario locals of the United Food and Commercial Workers union in 2006, ensuring stability and providing increased operating efficiencies on a store by store basis.
- Store Closures – As part of a review of store operations, management approved a plan to close underperforming stores.
- Inventory Liquidation – The Company managed inventory levels down to more desirable levels in store backrooms, outside storage as well as in distribution centres. Some success was realized in late 2006 from focused clearance pricing as well as the initiation of a liquidation process for selected general merchandise inventory.

Our plan to Simplify, Innovate, Grow will begin to hit its stride from mid-2007 onwards.


BROWNIE
BROWNIE

Over
1 Million
packages of Chocolate Chunk Brownie cookies sold upon launch

Simplify

Operating a less complicated business is the first crucial step on our journey and it requires a new structure.

Following a thorough review of retail and merchandising functions and processes across the Company, Loblaw took the difficult but necessary decision in January 2007, to eliminate 800 to 1,000 positions in the National Head Office and Store Support Centre and regional offices – but without affecting staffing at store level.

We have started to simplify Loblaw by defining roles more clearly, making individual managers more accountable for performance, and eliminating duplication between the national store support centre and the regions. We are centralizing where centralization counts, such as in purchasing, so that we leverage our national scale advantage. Project Simplify entails centralizing the merchandising and marketing functions, implementing agile, execution-focused store operation functions and creating and designing new business processes to support the new structure.

We have grown control labels in Canada, including *President's Choice*, *no name* and *Joe Fresh Style*, so that they are now independently strong brands – and growing.



360°
design is great for lefties and righties!

Canada has many regional differences and as part of the new structure, we have created a new "Format Captain" role to ensure that each of Loblaw's retail formats is more nationally consistent with each other, yet is responsive to varying consumer needs across our regions.

We are fixing the retailing basics through the introduction of more consistent supply chain and store processes. The Loblaw supply chain is now operating as a single national function instead of being regionally fragmented. The focus is on end-to-end supply chain effectiveness and improving availability, including forecasting, store-friendly deliveries from distribution centres, and receiving and replenishment processes in stores. A national information technology platform continues to be carefully implemented with a focus on simple, proven solutions designed to provide management with the information it needs to run the business every day.

The resulting leaner organization will measure its progress against specific, focused key performance indicators and will reflect the elements of the Company's "Formula for Growth", described under "Grow".

Innovate

Innovation has been a cornerstone of Loblaw's success. We will reemphasize innovation as a source of competitive advantage.

Control label brands will be at the heart of that strategy. Our flagship *President's Choice* ("*PC*"), one of the most trusted brands in Canada, will play a pivotal role. We will accelerate the development of new *PC* products while revitalizing the *President's Choice Insider's Report*, *President's Choice Blue Menu*, a leading healthy food line in Canada, and *PC* Home. Our other important control label brands, from *no name* to *Joe Fresh Style*, will be carefully expanded so that we enhance Loblaw's reputation for excitement and for offering the latest in food and general merchandise. We will continue to leverage the *PC* brand to drive growth in our financial services and mobile phone services.

Loblaw intends to re-establish its position as one of the world's most innovative fresh food retailers. Our new store at Maple Leaf Gardens in Toronto will be our national flagship for fresh food.

Innovation at Loblaw is not limited to products, but also extends to the unique environments that we have created in our leading retail formats.

For more information about our offerings, visit our websites at:

www.loblaw.ca www.pc.ca www.joe.ca


CREAM PIE
TARTE AU CRÈME








Organics
Biologique
Organics
Biologique


financial pavilion

Over
10 Million
issues of the
Insider's Report delivered
to households nationally


ultra
teeth
whitening strips
bandes de
blanchiment ultra
dents sensibles

Our goals are to exceed industry averages and to reach a 98% "Always Available" target in food and 95% "Always Available" target in general merchandise.

Grow

Loblaw's Formula for Growth, which focuses on what matters to customers – from our unique products to making sure that we are always in-stock, will guide our growth strategies and tactics. For instance, one issue is that our store formats are no longer distinctive enough. We believe that we can significantly reduce our cost base so that we can reinvest in stores and provide better customer service – while at the same time creating more value for shareholders. Our growth aspirations are that each of our three retail formats – Superstore (like the *Real Canadian Superstore)*, Great Food (like *Loblaws*) and Hard Discount (like *no frills*) – will have format-leading comparable store growth and that Loblaw as a whole will grow market share in every region of Canada.

"Best Format": The *Real Canadian Superstore* ("RCSS") will be the key platform for growth. We will continue to redesign and refit these stores to appeal to all customer segments, with our first redesigned RCSS in Ontario to open in the fall of 2007. At the same time, our Great Food stores will focus on customers who simply want outstanding food, while our Hard Discount format will continue to serve customers who desire convenience and great value. We will strive to ensure that the store format is the best one for each site.



45
kids on our panel taste every *President's Choice Mini Chefs* product

Formula for Growth


Best Format
Always Available
Fresh First
Friendly Colleagues Motivated to Serve
Priced Right
Control Label Advantage
Health, Home and Wholesome
10% Joe

"Fresh First": *Fresh First* continues to be a strategic imperative for Loblaw. A "Fresh Walk" process is being introduced to measure and sustain high standards across all of our formats. Loblaw is committed to raising presentation and quality standards, while minimizing waste, to match the best in North America.

"Control Label Advantage": Our control label brands, including *President's Choice, no name* and *Joe Fresh Style*, will be at the centre of our culture of innovation. In the next three to five years, we seek to achieve 30% of total sales from our control label products.



1st Place

won by our *PC Smokin' Stampede Beer and Chipotle Barbecue Sauce*

"10% Joe": The *Joe Fresh Style* label is Loblaw's original apparel brand, with significant growth potential. We will extend this brand into accessories and children's clothing, while increasing the retail square footage of *Joe Fresh Style* in our larger store formats. Our overall goal is to build Joe into a *$1 billion sales brand.*

"Health, Home and Wholesome": Loblaw aims to make healthy living affordable for all Canadians with product lines such as *President's Choice* Organics, *President's Choice Blue Menu* and *EXACT*, and by bringing together our community spaces, pharmacies, dietitians and fitness clubs in a way we believe that no competitor can duplicate.

"Priced Right": We will improve the way we invest in price and the way we communicate in-store to ensure we get credit *for the value we offer.*

"Always Available": Through new forecasting and replenishment tools, our goal is to have consistent availability in both food and general merchandise in all of our stores.

"Friendly Colleagues Motivated to Serve": At the centre of our growth strategy are our employees. Across our organization, there are 139,000 employees who will execute this strategy. We will provide our team with the training they need to meet customer needs. In 2007, we will introduce a new share ownership program to help align employee goals with Company strategies.

By effectively implementing the Formula for Growth, management aspires to achieve, on average, 5% sales growth, 10% adjusted net earnings[1] growth and $250 million free cash flow[1].

Simplify, Innovate, Grow is an ambitious plan. It is a plan that has been carefully considered and is achievable and already well underway. It is a plan that is conceived and deeply committed to by the new team of senior executives that I have the privilege to lead. And it is one endorsed and embraced by our most important asset – our Loblaw colleagues across Canada. Indeed, it is a plan that once complete, will give our employees the tools they need to do what they do best – serve millions of customers in virtually every community in this great country.

At key moments in its history, Loblaw has been faced with difficult challenges. Each time, it rose to those challenges – transforming itself and Canadian retailing by setting standards *admired worldwide.* It is that same spirit and determination that inspires the women and men of our Company today to **Make Loblaw the Best Again.**

Galen G. Weston
Executive Chairman

(1) See Non-GAAP Financial Measures on page 40 in the Financial Report.

Our Stores



Store Formats

	Corporate Stores	Franchised Stores	Associated Stores	Independent Accounts	Warehouses
Superstore					
Atlantic Superstore	53				
Dominion* (in Newfoundland and Labrador)	14				
The Real Canadian Superstore	97				
Great Food					
Atlantic SaveEasy	1	44	7		
Fortinos		20			
Loblaws	91				
Provigo	80	21	4		
SuperValu	1	15	7		
Valu-mart		57	11		
Your Independent Grocer		50	1		
Zehrs	50				
Other	2	37	282		
Hard Discount					
Extra Foods	79	27			
Maxi	96				
Maxi & Cie	16				
No Frills		134			
Wholesale					
Cash & Carry	35		139		
Presto	20				
The Real Canadian Wholesale Club	37				
Total	**672**	**405**	**451**	**7,323**	**26**

*Trademark used under license.


Ross'
nofrills
lower food prices

A key objective of the Company's new organizational structure that is being put in place in 2007, is to ensure execution through a market-focused retail organization while ensuring consistent key format strategies and standards coast to coast. To support merchandising and marketing, the Company will be organized around four format strategies, Superstore, Great Food, Hard Discount and Wholesale.

For more information about our offerings, visit our website at:

www.loblaw.ca



Extra Foods
maxi
provigo
THE REAL CANADIAN
WHOLESALE
club
valu-mart
zehrs

Loblaw Companies Limited is an active participant in the various communities which it serves and supports the philanthropic goals of the "IMAGINE" campaign.

Imagine Caring Company / Une entreprise généreuse

Acting with its employees, the Company supports and contributes to local organizations through its various operating divisions by sponsoring numerous charitable fundraising activities and initiating work experience programs for the physically and developmentally challenged. The following are examples of our community involvement in 2006:

A message from Peggy Hornell, Director, Fundraising and Administration, *President's Choice* Children's Charity:

***President's Choice* Children's Charity is dedicated to helping children who are physically or developmentally challenged.**

President's Choice Children's Charity had an outstanding year in 2006. Through the *President's Choice Decadent* cookie and Jaden Charity Bear promotions, and other national and regional fundraising activities, the *President's Choice* Children's Charity raised $9.4 million. This money will be directed towards helping more than 765 families across Canada.

This year, we launched our Charity Bear program with Jaden, named after one of the 15,000 children helped by PCCC across Canada. Jaden is 10 years old, has cerebral palsy and uses a wheelchair. *President's Choice* Children's Charity gave Jaden and his family the help to buy a new wheelchair accessible van.

Thanks to the support of Loblaw, its employees and customers, *President's Choice* Children's Charity will continue to make difficult lives a little easier.

President's Choice children's charity
Making difficult lives a little easier.
www.presidentschoice.ca



More than
765
families helped in 2006 by the *President's Choice* Children's Charities

Cambridge Memorial Hospital Foundation
Supports the hospital in raising funds for medical equipment, infrastructure and education of healthcare professionals in order to meet the healthcare needs of the community.

Food Banks (across Canada)
Supporting non-profit organizations that procure, warehouse and distribute food to member social service agencies.

Grocery Industry Foundation... Together (G.I.F.T.)
Provides funding to various Ontario charities dedicated to assisting children facing physical, intellectual or economic challenges.

Heart and Stroke Foundation of Canada
Dedicated to improving the health of Canadians by preventing and reducing disability and death from heart disease and stroke through research, health promotion and advocacy.

ROM Foundation
Contributions fund galleries, curatorial research, and programs for children and ensure long term stability of the Royal Ontario Museum.

United Way – Centraide (across Canada)
Committed to improving lives and building community by engaging individuals and mobilizing collective action.

THE W. GARFIELD WESTON FOUNDATION

The W. Garfield Weston Foundation is a private Canadian charitable foundation associated with the Company. Its grants are directed primarily to specific organizations in the fields of education and environment. These include the Canadian Merit Scholarship Foundation, the Children First: School Choice Trust, the Royal Ontario Museum and the Weston Family Innovation Centre at the Ontario Science Centre. From coast to coast, the Foundation also works with the Nature Conservancy of Canada to protect critical habitat.

Loblaw Companies Limited and its subsidiaries are committed to responsible corporate citizenship. This includes providing a safe workplace for employees, contributing to its local communities, respecting the environment, and promoting health and food safety, while offering products that provide meaningful choices to consumers.

These commitments are instilled throughout the organization and are overseen by the Environmental, Health and Safety Committee of the Board of Directors (the "Board") of the Company, and by the full Board itself. The Board reviews and monitors policies, procedures, practices and compliance in these fields. Initiatives in these areas are undertaken through any combination of four approaches: by the Company itself, in conjunction with other industry members, as part of industry-government partnerships, and in direct cooperation with governments.

Respecting the Environment in a Sustainable Way

The commitment to the environment is demonstrated through measures in such areas as environmental awareness and management, energy efficiency, waste management and packaging.

Environmental Awareness Management

Measures in this area are driven by an Environmental Management System designed to achieve the structured integration of environmental programs into the Company's operations. This system also focuses on ensuring the control of high-risk activities, the management of hazardous wastes, and the control and reduction of ozone-depleting substances. Environmental risk assessments and audits of ongoing and newly acquired or established operations are conducted on a regular basis by in-house environmental staff as well as by external parties. In addition, employees receive education and training that enable them to recognize and minimize environmental risks and to respond to any incidents that might occur.

Energy Efficiency

Ongoing efforts are directed towards improving energy efficiency throughout Loblaw, including cooperating with federal and provincial agencies. The areas in which these efficiencies are pursued include the lighting used inside and outside stores, energy-efficient refrigeration, the use of energy in corporate facilities, and the fuels used in the Company's transportation and other operations. In September 2005, Loblaw opened its new, energy-efficient National Head Office and Store Support Centre in Brampton, Ontario.

Furthermore, Loblaw has established partnerships and commitments with federal and provincial agencies to achieve energy conservation at the retail store level in a realistic and focused manner, including the use of innovative refrigeration system technology.

Waste Management and Packaging

Waste management programs follow a three-stage process – source reduction, diversion to re-use or recycling and, finally, disposal. Loblaw is a long-standing supporter of, and financial contributor to, such industry-sponsored programs as Corporations Supporting Recycling and the Composting Council of Canada. This commitment is evident throughout the Company's operations. In-store photo labs recycle disposable cameras, processing fluids and even film cuttings. Post-consumer recycled material is used in private label packaging to the greatest extent possible without compromising the safety or quality of the product. Packaging of control label products is labelled as appropriate with the symbols that help customers identify materials that can be recycled through local municipal programs. As well, customers are offered a choice in grocery checkout packaging, including conventional plastic shopping bags, re-usable plastic bags, recyclable corrugated containers and re-usable bins. Also, this commitment extends to the administration, support and corporate offices of the Company, where waste minimization and recycling activities are actively employed. These programs promote the diversion of plastics, metals, paper, corrugate and organics from landfill.

Promoting Health and Food Safety

The commitment to health promotion and food safety is reflected in the Company's participation in standard-setting initiatives, in its operations, in its dealings with suppliers, and in the information provided to customers.

The Company supports national food initiatives designed to promote health and food safety. It works to ensure that products meet or exceed the food safety requirements of the Canadian Food Inspection Agency. It also participates in national joint industry-government initiatives in the development of food safety programs for different parts of the food supply system. Suppliers are informed of the standards to which they must adhere and are expected to observe them. Manufacturing and food handling procedures, employee education and training programs, compliance systems and independent audits are among the measures used to promote food safety within the Company's stores and other operations. Through packaging and labelling of control label products, customers are informed of ingredients and whether certain products may have come in contact with one or more allergens. This allows consumers to make more fully informed purchasing decisions.

Offering Products that Provide Meaningful Choices

The Company provides a wide range of product offerings to meet an equally wide range of consumer preferences. This includes the provision of alternative food products that provide customers with meaningful choices.

The environmentally responsible collection of *President's Choice GREEN* products and the hundreds of *President's Choice Organics* products have been developed to satisfy customers' environmental or health preferences. The organic products are third-party certified as organic, are in packages containing recycled materials, and are priced to be competitive with similar national brands. The *Natural Value* department in many stores is a one-stop source for health food needs, offering a selection of healthy and nutritious alternative foods, vitamins and herbal products.

The focus on healthy and nutritious food products is further demonstrated by the continued expansion of product offerings under the *President's Choice Mini Chefs* and the *President's Choice Blue Menu* programs. The line of *PC Mini Chefs* products has been designed to fit into a healthy eating plan for young children consistent with the federal government's "Nutrition Recommendations for Canadians." These products have been approved by a team consisting of prominent nutrition researchers and registered dieticians. The *PC Blue Menu* products, now numbering over 250 products, offers adults a variety of alternatives lower in fat, calories and sodium, and higher in fibre.

For more information, visit our website at:

www.loblaw.ca

The Board of Directors (the "Board") and management of Loblaw Companies Limited (the "Company") believe that sound corporate governance practices will contribute to effective management.

The Company seeks to attain high standards of corporate governance and when appropriate adopts "best practices" in developing its approach to corporate governance. The Company's approach to corporate governance is consistent with National Policy 58-201 – Corporate Governance Guidelines (the "Guidelines"). The Governance, Employee Development, Nominating and Compensation Committee ("Governance Committee") regularly reviews its corporate governance practices and considers any changes necessary to maintain the Company's high standards of corporate governance.

Director Independence

The Board is comprised of a majority of independent directors. The Governance Committee has reviewed each director's factual circumstances and relationships with the Company to determine whether he or she is independent within the meaning of the Guidelines. The Guidelines provide that a director is independent if he or she has no material relationship with the Company or its affiliates that would reasonably be expected to interfere with the director's independent judgment.

Board Leadership

Mr. Galen G. Weston is Executive Chairman of the Company and Mr. Allan L. Leighton is Deputy Chairman. Mr. Weston has a significant common interest with other shareholders with respect to value creation, the well-being of the Company, and the performance of its publicly listed securities. The Board has established a position description for each of the Executive Chairman and the Deputy Chairman. The Board has also appointed an independent director, Anthony S. Fell, to serve as lead director. The lead director provides leadership to the Board and particularly to the independent directors. He ensures that the Board operates independently of management and that directors have an independent leadership contact. As part of his responsibilities, the lead director meets periodically with the other directors to obtain insight as to areas where the Board and its Committees can operate more effectively and to ensure the Board is able to discharge its responsibilities independently of management. The Board has developed a position description for the lead director.

Board Responsibilities and Duties

The Board, directly and through its Committees, supervises the management of the business and affairs of the Company with the goal of enhancing long term shareholder value. The Board reviews the Company's direction, assigns responsibility to management for achievement of that direction, develops and approves major policy decisions, delegates to management the authority and responsibility in day-to-day affairs and reviews management's performance and effectiveness. The Board's expectations of management are communicated to management directly and through Committees of the Board.

The Board approves the Company's corporate goals and objectives, operating budgets and strategies, which take into account the opportunities and risks of the business. Members of the Board attend an annual all-day strategy session with management to discuss and review the Company's strategic plans and opportunities. In addition, management's strengths and weaknesses are discussed. Through the Audit Committee, the Board oversees the Company's risk management framework and assesses and evaluates the integrity of the Company's internal controls and management information systems. Through the Governance Committee, the Board oversees succession planning and compensation for senior management as well as Board nominees.

Individual directors may, with the approval of the lead director, retain an outside advisor at the expense of the Company.

The Board requires that management seek directors' review and approval of:

- strategic corporate direction and corporate performance objectives;
- multi-year and annual business, capital and operating plans and budgets;
- material capital expenditures, acquisitions, divestitures and restructurings; and
- investment outside of the ordinary course of business.

These matters are in addition to those matters which are required by law to receive Board consideration and approval.

The Board regularly receives reports on the operating results of the Company, as well as timely reports on various matters, including insurance, pensions, corporate governance, health and safety and treasury matters.

Ethical Business Conduct

The Company's Code of Business Conduct (the "Code"), sets out the Company's long-standing commitment of requiring adherence to high standards of ethical conduct and business practices. The Code is reviewed annually to ensure it is current and reflects best practices in the area of ethical business conduct. Directors, officers and employees of the Company are required to comply with the Code and must acknowledge their commitment to abide by the Code on a periodic basis. The Code is available on the Company's website, www.loblaw.ca.

The Code also deals with conflicts of interest. Should an officer, director or employee have a conflict of interest with respect to any matter, that individual is required to bring the conflict to the attention of the Ethics and Conduct Committee and, if a director has a conflict with respect to any matter, he or she may not participate in any discussion or vote on the conflict matter. The Code also addresses such issues as the protection of confidential information and the protection and proper use of the Company's assets.

The Company has established an Ethics and Conduct Committee which reviews all material breaches of the Code. The Ethics and Conduct Committee also oversees implementation of the Code, educating employees regarding the Code and reviews the Code annually to determine if it requires revision.

The Company encourages the reporting of unethical behaviour and has established an Ethics Response Line, a toll-free number that any employee or director may use to report conduct which he or she feels violates the Code or otherwise constitutes fraud or unethical conduct. A fraud reporting protocol has also been implemented to ensure that fraud is reported to senior management in a timely manner. In addition, the Audit Committee has endorsed procedures for the receipt, retention and handling of complaints regarding accounting, internal control or auditing matters. These procedures are available at www.loblaw.ca.

The Company has adopted a Vendor Code of Conduct that sets out the Company's expectations of its vendor community with respect to ethical conduct and social responsibilities. The Vendor Code deals with such matters as labour practices, respect for the environment and compliance with various laws.

Board Committees

There are five committees of the Board: Audit; Governance, Employee Development, Nominating and Compensation; Pension and Benefits; Environmental, Health and Safety and Executive.

The Audit Committee is comprised solely of independent directors. All Committees are comprised solely of non-management directors, in each case, with a majority of members being independent directors except for the Executive Committee. The Board believes that the composition of its committees other than the Executive Committee allows them to operate independently from management such that shareholders' interests are protected.

Each Committee has a formal mandate and a position description for the Chair established by the Board. Both the mandate and position description are reviewed annually. Copies of the Committees' mandates are available on the Company's website, www.loblaw.ca. The following is a brief summary of some of the responsibilities of each Committee.

Audit Committee

All members of the Audit Committee must be independent and financially literate as required under applicable rules. The Audit Committee is also responsible for supporting the Board in overseeing the integrity of the Company's financial reporting and internal controls over financial reporting, disclosure controls, internal audit function and its compliance with legal and regulatory requirements. The Audit Committee's responsibilities include:

- recommending the appointment of the external auditor;
- reviewing the arrangements for and scope of the audit by the external auditor;
- reviewing the independence of the external auditor;
- reviewing and approving the Company's hiring policies regarding partners and professional employees of the present and former external auditor of the Company;
- considering and evaluating with management the adequacy and effectiveness of internal controls over financial reporting and disclosure controls and procedures and reviewing any proposed corrective actions;
- reviewing and monitoring the Company's policies relating to ethics and conflicts of interest;
- overseeing procedures for the receipt, retention and follow-up of complaints regarding the Company's accounting, internal controls and auditing matters and the confidential anonymous submission by employees of concerns regarding such matters;
- reviewing and monitoring the internal audit function of the Company;
- reviewing the integrity of the Company's management and information systems;
- reviewing and approving the audit fees paid to the external auditor and pre-approval of non-audit related fees to the external auditor;
- discussing and reviewing with management and the external auditor the Company's annual and interim consolidated financial statements, key reporting matters and Management's Discussion and Analysis and Annual Information Form;
- reviewing disclosure containing financial information based on the Company's financial statements; and
- reviewing with management the principal risks of the Company's business and the systems and processes implemented to manage these risks.

Governance, Employee Development, Nominating and Compensation Committee

The Governance Committee is responsible for overseeing the compensation of directors and executive officers. The Governance Committee is also responsible for developing and maintaining governance practices consistent with high standards of corporate governance. As part of its mandate, the Governance Committee identifies and recommends candidates for nomination to the Board as directors, monitors the orientation program for new directors and maintains a process for assessing the performance of the Board and its Committees as well as the performance of individual directors and discharging the Board's responsibilities relating to compensation and succession planning for the Company's senior employees. The Governance Committee's specific responsibilities include:

- identifying candidates for membership on the Board and evaluating the independence of the directors;
- assisting in directors' orientation and assessing their performance on an ongoing basis;
- shaping the Company's approach to corporate governance and recommending to the Board corporate governance principles to be followed by the Company;
- discharging the Board's responsibilities relating to compensation and succession planning for the Company's senior employees; and
- determining the process for the compensation of directors and executive officers.

The Board appointed the Chairman of the Governance Committee, who is an independent director, to serve as lead director.

Pension and Benefits Committee

The Pension and Benefits Committee is responsible for:

- reviewing the performance of the Company's and its subsidiaries' pension plans and pension funds;
- reviewing and recommending managers for the fund's portfolio;
- reviewing the performance of pension fund managers;
- reviewing and approving the assumptions used, the funded status and amendments to the Company's and its subsidiaries' pension plans; and
- receiving reports regarding level, types and costs of the Company's employee benefit plans.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is responsible for reviewing and monitoring environmental, food safety and workplace health and safety policies, procedures, practices and compliance.

Executive Committee

The Executive Committee possesses all of the powers of the Board except the power to declare common dividends and certain other powers specifically reserved by applicable law to the Board. The Executive Committee acts only when it is not practicable for the full Board to meet.

Other Corporate Governance Matters

Disclosure Policy The Board has reviewed and adopted a corporate Disclosure Policy to deal with the timely dissemination of all material information. A copy of the Disclosure Policy is available on the Company's website, www.loblaw.ca. The Disclosure Policy, which is reviewed annually, establishes consistent guidance for determining what information is material and how it is to be disclosed to avoid selective disclosure and to ensure wide dissemination. The Board, directly and through its Committees, reviews and approves the contents of major disclosure documents, including unaudited interim and audited annual consolidated financial statements, Management's Discussion and Analysis, the Annual Information Form, and the Proxy Circular. The Company seeks to communicate to its shareholders through these documents as well as by means of news releases, its website and investor relations meetings.

Disclosure Committee A Disclosure Committee comprised of senior management of the Company oversees the Company's disclosure process as outlined in the Disclosure Policy. The Disclosure Committee's mandate includes ensuring that effective disclosure controls and procedures are in place to allow the Company to satisfy all of its continuous disclosure obligations including certification requirements. The Disclosure Committee is also responsible for ensuring that the policies and procedures contained in the Company's Disclosure Policy are in compliance with regulatory requirements.

Operational Directory
(age and years of service)

Galen G. Weston (34 and 9 years)
Executive Chairman

Allan L. Leighton (53 and 1 year)
Deputy Chairman

Mark Foote (45 and 1 year)
President and Chief Merchandising Officer

Dalton Philips (38 and January 2007)
Chief Operating Officer

William M. Wells (46 and effective April 2007)
Chief Financial Officer

Robert A. Balcom (45 and 13 years)
Senior Vice President, Secretary and General Counsel

Karen Hanna (49 and 1 year)
Senior Vice President, Human Resources

Peter McMahon (51 and 1 year)
Executive Vice President, Supply Chain and Information Technology

Pietro Satriano (44 and 5 years)
Executive Vice President, Food

Officers
(age and years of service)

Galen G. Weston (34 and 9 years)
Executive Chairman

Allan L. Leighton (53 and 1 year)
Deputy Chairman

Mark Foote (45 and 1 year)
President and Chief Merchandising Officer

Dalton Philips (38 and January 2007)
Chief Operating Officer

William M. Wells (46 and effective April 2007)
Chief Financial Officer

David K. Bragg (58 and 23 years)
Executive Vice President

Barry K. Columb (42 and 1 year)
President, President's Choice Financial

Joseph Jackman (47 and 2 years)
Executive Vice President, Marketing

Richard P. Mavrinac (54 and 24 years)
Executive Vice President

Peter McMahon (51 and 1 year)
Executive Vice President, Supply Chain and Information Technology

Frank Rocchetti (46 and 1 year)
Executive Vice President, General Merchandise

Pietro Satriano (44 and 5 years)
Executive Vice President, Food

Robert A. Balcom (45 and 13 years)
Senior Vice President, Secretary and General Counsel

Roy R. Conliffe (56 and 25 years)
Senior Vice President, Labour Relations

Karen Hanna (49 and 1 year)
Senior Vice President, Human Resources

Louise M. Lacchin (49 and 23 years)
Senior Vice President, Finance

Ann Weir (44 and 13 years)
Senior Vice President, Internal Audit and Internal Control Compliance

Joseph J. Wilke (38 and 13 years)
Senior Vice President, Financial Reporting and Control

Geoffrey H. Wilson (51 and 20 years)
Senior Vice President, Financial Services and Investor Relations

Manny DiFilippo (47 and 15 years)
Vice President, Risk Management and Strategic Initiatives

David G. Gore (36 and 5 years)
Vice President, Legal Counsel, Compliance, Privacy and Ethics Officer

J. Bradley Holland (43 and 13 years)
Vice President, Taxation

Michael N. Kimber (51 and 22 years)
Vice President, Legal Counsel

Joyce C. Lee (35 and 10 years)
Vice President, Financial Reporting

Lucy J. Paglione (47 and 23 years)
Vice President, Pension and Benefits

George D. Seslija (51 and 27 years)
Vice President, Real Estate Development

Lisa R. Swartzman (36 and 13 years)
Vice President, Treasurer

Laurel MacKay-Lee (36 and 7 years)
Controller, Financial Projects

Irene Pinheiro (39 and 14 years)
Controller, Financial Analysis

Marian M. Burrows (52 and 28 years)
Assistant Secretary

Swavek A. Czapinski (32 and 8 years)
Assistant Treasurer

M. Darryl Hanstead (32 and 8 years)
Assistant Treasurer

Walter H. Kraus (44 and 18 years)
Senior Director, Environmental Affairs

Board of Directors

Galen G. Weston, B.A., M.B.A.[1]
Executive Chairman, Loblaw Companies Limited; Former Senior Vice President, Loblaw Companies Limited; Director, Wittington Investments, Limited; Former Director, George Weston Limited.

Allan L. Leighton[1]
Deputy Chairman, Loblaw Companies Limited, George Weston Limited, Selfridges & Co. Ltd.; Chairman, Royal Mail Group; Former President and Chief Executive Officer, Wal-Mart Europe; Director, BHS Ltd., Brown Thomas Group Limited, BskyB plc, Holt, Renfrew & Co. Limited.

Paul M. Beeston, C.M., B.A., F.C.A.[2,5]
Chairman, Centre for Addiction and Mental Health; Former President and Chief Executive Officer, Major League Baseball; Former President, Toronto Blue Jays Baseball Team; Director, President's Choice Bank, Newport Partners Income Fund.

Gordon A.M. Currie, B.A., LL.B.[4]
Executive Vice President, Secretary and General Counsel, George Weston Limited; Former Senior Vice President and General Counsel, Centrica North America; Former Partner, Blake, Cassels & Graydon LLP.

Camilla H. Dalglish, B.A.[5]
Director, The W. Garfield Weston Foundation, The Garfield Weston Foundation (UK); Former President, The Civic Garden Centre; Former Director, The Nature Conservancy of Canada, Royal Botanical Gardens.

Anthony S. Fell, O.C.[3*,4*]
Chairman, RBC Capital Markets Inc.; Former Chairman and Chief Executive Officer, RBC Dominion Securities; Former Deputy Chairman, Royal Bank of Canada; Chairman, Munich Reinsurance Group of Companies; Director, BCE Inc., CAE Inc., The Toronto Central Local Health Integration Network.

Anthony R. Graham[1,3,4]
President and Director, Wittington Investments, Limited; President and Chief Executive Officer, Sumarria Inc.; Former Vice Chairman, National Bank Financial; Chairman and Director, President's Choice Bank, Graymont Limited; Director, George Weston Limited, Brown Thomas Group Limited, Holt, Renfrew & Co., Limited, Power Corporation of Canada, Power Financial Corporation, Provigo Inc., Selfridges & Co. Ltd.

Nancy H.O. Lockhart, O.Ont.[3,5*]
Chief Administrative Officer, Frum Development Group; Former Vice President, Shoppers Drug Mart Corporation; Former Chair, Canadian Film Centre, Ontario Science Centre; Former President, Canadian Club of Toronto; Director, The Toronto Community Foundation, The Stratford Chef's School.

Pierre Michaud, C.M.[5]
Founder, Réno-Dépôt Inc.; Chairman and Director, Provigo Inc.; Vice Chairman, Laurentian Bank of Canada; Director, Bombardier Recreational Products Inc., Capital GVR Inc., Gaz Métro Inc.

Thomas C. O'Neill, B. COMM., F.C.A.[2*]
Retired Chairman, PricewaterhouseCoopers Consulting; Former Chief Executive Officer, PricewaterhouseCoopers LLP; Vice Chair, Board of Governors, Queen's University; Director, President's Choice Bank, Adecco S.A., BCE Inc., Nexen Inc., Ontario Teachers' Pension Plan, St. Michael's Hospital.

G. Joseph Reddington, B.A., J.D.[3]
Retired Chairman, Director and Chief Executive Officer, Breuners Home Furnishings Corporation; Former Chairman and Chief Executive Officer, The Signature Group; Former President and Chief Executive Officer, Sears Canada; Director, Ansett Worldwide.

John D. Wetmore B.Math.[2,4]
Former President and Chief Executive Officer, IBM Canada; Retired Vice President, Contact Centre Development, IBM Americas; Director, Research in Motion Limited, Sunnybrook Foundation, University of Waterloo; Trustee, Resolve Business Outsourcing Income Fund.

Joseph H. Wright, B.A.[2,3,4]
Managing Partner, Barnagain Capital; Former President and Chief Executive Officer, Swiss Bank Corporation (Canada); Chairman and Trustee, BFI Canada Income Fund; Director, President's Choice Bank, OutdoorPartner Media Corporation, ROC Pref Corp.

1 Executive Committee
2 Audit Committee
3 Governance, Employee Development, Nominating and Compensation Committee
4 Pension and Benefits Committee
5 Environmental, Health and Safety Committee
* Chairman of the Committee

Shareholder and Corporate Information

National Head Office and Store Support Centre
Loblaw Companies Limited
1 President's Choice Circle
Brampton, Canada
L6Y 5S5
Tel: (905) 459-2500
Fax: (905) 861-2206
Internet: www.loblaw.ca

Stock Exchange Listing and Symbol
The Company's common shares are listed on the Toronto Stock Exchange and trade under the symbol "L".

Common Shares
63% of the Company's common shares are owned beneficially by W. Galen Weston and George Weston Limited.

At year end 2006 there were 274,173,564 common shares issued and outstanding, 5,696 registered common shareholders and 100,744,229 common shares available for public trading.

The average daily trading volume of the Company's common shares for 2006 was 382,410.

Common Dividend Policy
It is the Company's policy to maintain a dividend payment equal to approximately 20% to 25% of the prior year's adjusted basic net earnings per common share.(1)

Common Dividend Dates
The declaration and payment of quarterly dividends are made subject to approval by the Board of Directors. The anticipated record and payment dates for 2006 are:

Record Date	Payment Date
March 15	April 1
June 15	July 1
Sept. 15	Oct. 1
Dec. 15	Dec. 30

Normal Course Issuer Bid
The Company has a Normal Course Issuer Bid on the Toronto Stock Exchange.

Value of Common Shares
For capital gains purposes, the valuation day (December 22, 1971) cost base for the Company is $0.958 per common share. The value on February 22, 1994 was $7.67 per common share.

Registrar and Transfer Agent
Computershare Investor Services Inc.
100 University Avenue
Toronto, Canada
M5J 2Y1
Tel: (416) 263-9200
Toll free: 1-800-663-9097
Fax: (416) 263-9394
Toll free fax: 1-888-453-0330

To change your address, eliminate multiple mailings, or for other shareholder account inquiries, please contact Computershare Investor Services Inc.

Independent Auditors
KPMG LLP
Chartered Accountants
Toronto, Canada

Annual and Special Meeting
Loblaw Companies Limited Annual and Special Meeting of Shareholders will be held on Tuesday, May 1, 2007 at 11:00 a.m. at Maple Leaf Gardens, 60 Carlton Street, Toronto, Canada.

Trademarks
Loblaw Companies Limited and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw Companies Limited or the licensor and where used in this report are in italics.

Investor Relations
Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Senior Vice President, Financial Services and Investor Relations at the Company's National Head Office or by e-mail at investor@loblaw.ca

(1) See Non-GAAP Financial Measures on page 40 of the 2006 Financial Report.

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank. The Company holds an analyst call shortly following the release of its quarterly results. These calls are archived in the Investor Zone section of the Company's website.

Ce rapport est disponible en français.

This Annual Summary was printed in Canada on Cougar Opaque, manufactured totally chlorine-free with 10% post-consumer fibre, at a mill independently certified as meeting the procurement provisions of the Sustainable Forestry Initiative® (SFI) standard.

Design and Coordination: Ove Design & Communications Ltd. www.ovedesign.com Typesetting: Moveable Inc. www.moveable.com Printing: Transcontinental Printing G.P.

For more information about our offerings, visit our websites at:

www.loblaw.ca

www.pc.ca

www.joe.ca

Loblaw Companies Limited
1 President's Choice Circle
Brampton, Canada
L6Y 5S5

Tel: (905) 459-2500
Fax: (905) 861-2206

Loblaw
COMPANIES LIMITED

For more information, visit our website at www.loblaw.ca


no name

Simplify, Innovate, Grow

Loblaw
COMPANIES LIMITED

2006 Financial Report

Financial Highlights

For the years ended December 30, 2006 and December 31, 2005 ($ millions except where otherwise indicated)	2006 (52 weeks)	2005 (52 weeks)
Operating Results		
Sales[3]	$ 28,640	$ 27,627
Sales excluding the impact of VIEs[2] [3]	28,257	27,212
Adjusted EBITDA[2]	1,892	2,132
Operating income	289	1,401
Adjusted operating income[2]	1,326	1,600
Interest expense	259	252
Net (loss) earnings	(219)	746
Cash Flow		
Cash flows from operating activities	1,180	1,489
Free cash flow[2]	70	103
Capital investment	937	1,156
Per Common Share ($)		
Basic net (loss) earnings	(.80)	2.72
Adjusted basic net earnings[2]	2.72	3.35
Dividend rate at year end	.84	.84
Cash flows from operating activities	4.31	5.43
Book value	19.85	21.48
Market price at year end	48.79	56.37
Financial Ratios		
Adjusted EBITDA margin[2]	6.7%	7.8%
Operating margin	1.0%	5.1%
Adjusted operating margin[2]	4.7%	5.9%
Return on average total assets[2]	2.3%	11.2%
Return on average shareholders' equity	(3.9%)	13.2%
Interest coverage	1.0:1	5.1:1
Net debt[2] to equity	.72:1	.66:1
Operating Statistics		
Retail square footage (in millions)	49.7	48.5
Average corporate store size (square feet)	57,400	56,100
Corporate stores sales per average square foot ($)	585	579
Same-store sales growth	.8%	.2%
Number of corporate stores	672	670
Number of franchised stores	405	402

Contents

2006 Financial Report

As part of our fresh thinking, we are now introducing additional information on our website loblaw.ca.

The Annual Report consists of the 2006 Annual Summary and the 2006 Financial Report.

(1) For financial definitions and ratios refer to the Glossary of Terms on page 80.

(2) See Non-GAAP Financial Measures on page 40.

(3) During 2006, the Company implemented Emerging Issues Committee Abstract 156, "*Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)*" on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for the prior year have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the Accounting Standards Implemented in 2006 section in the Management's Discussion and Analysis of this Financial Report.

Management's Discussion and Analysis

The following Management's Discussion and Analysis ("MD&A") for Loblaw Companies Limited and its subsidiaries (collectively, the "Company" or "Loblaw") should be read in conjunction with the consolidated financial statements and the accompanying notes on pages 45 to 77 of this Financial Report. The consolidated financial statements and the accompanying notes have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars. The consolidated financial statements include the accounts of the Company and its subsidiaries and variable interest entities ("VIEs") that the Company is required to consolidate in accordance with Accounting Guideline 15, "*Consolidation of Variable Interest Entities*", ("AcG 15"). A glossary of terms used throughout this Financial Report can be found on page 80. The information in this MD&A is current to March 13, 2007, unless otherwise noted.

1. Forward-Looking Statements

This Annual Report, including the Annual Summary and this MD&A, contains forward-looking statements which reflect management's expectations and are contained in discussions regarding the Company's objectives, plans, goals, aspirations, strategies, potential future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are typically, though not always, identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not guarantees, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, changes in the Company's or its competitors' pricing strategies, the ability to realize anticipated cost savings and efficiencies, including those resulting from restructuring, inventory liquidation and other cost reduction and simplification initiatives, the ability to execute restructuring plans, implement strategies and introduce innovative products successfully and in a timely manner, changes in the markets for the inventory intended for liquidation and changes in the expected realizable value and costs associated with the liquidation, unanticipated, increased or decreased costs associated with the announced initiatives, including those related to compensation costs, the Company's relationship with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the regulatory environment in which the Company operates now or in the future, changes in the Company's tax liabilities, either through changes in tax laws or future assessments, performance of third-party service providers, public health events, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. The calculation of the goodwill impairment charge described in this MD&A involves the estimation of several variables, including but not limited to market multiples, projected future sales and earnings, capital investment, discount rates, terminal growth rates and the fair values of those assets and liabilities being valued. The Company cautions that this list of factors is not exhaustive.

The assumptions applied in making the forward-looking statements contained in this Annual Report, including this MD&A include the following: economic conditions do not materially change from those expected, patterns of consumer spending are reasonably consistent with historical trends, no new significant competitors enter our market nor does any existing competitor unexpectedly significantly increase its presence, neither the Company's nor its competitors' pricing strategies change materially, the Company successfully offers new and innovative products and executes its strategies as planned, anticipated cost savings and efficiencies are realized as planned, continuing future restructuring activities are effectively executed in a timely manner, costs associated with the liquidation of inventory are not higher or lower than expected, the Company's assumptions regarding average compensation costs and average years of service for employees affected by the simplification initiatives are materially correct, the Company does not significantly change its approach to its current restructuring activities, there is no material amount of excess inventory in the Company's supply chain, there are no material work stoppages and the performance of third-party service providers is in accordance with expectations.

These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. This list of factors and other risks and uncertainties are discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time, including the Risks and Risk Management section of this MD&A.

Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Annual Report, including this MD&A are made only as of the filing date of this Annual Report and the Company disclaims any obligation or intention to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. The Company cannot assure that projected results or events will be achieved.

2. Overview

Loblaw, a subsidiary of George Weston Limited, is Canada's largest food distributor and a leading provider of general merchandise, drugstore and financial products and services. Through its various operating banners, including 672 corporate stores and 405 franchised stores, Loblaw is committed to providing Canadians across the country with a one-stop destination in meeting their food and everyday household needs. For 50 years, the Company has supplied the Canadian market with innovative products and services through a portfolio of store formats across Canada.

Corporate owned store banners include *Atlantic Superstore, Dominion* (in Newfoundland and Labrador), *Extra Foods, Loblaws, Maxi, Maxi & Cie, Provigo*, the *Real Canadian Superstore* and *Zehrs* and wholesale outlets operating as Cash & Carry, *Presto* and *The Real Canadian Wholesale Club*. The Company's franchised and associated stores operate under the trade names *Atlantic SaveEasy, Fortinos, no frills, SuperValu, Valu-mart* and *Your Independent Grocer*. The store network is supported by 26 Company-operated and 2 third-party warehouse facilities located across Canada as well as temporary storage facilities when required.

The Company offers a strong control label program, including the *President's Choice, no name* and *Joe Fresh Style* brands. In addition, the Company makes available to consumers *President's Choice Financial* services and products, including the *President's Choice Financial* MasterCard®, and *PC Financial* auto, home, travel and pet insurance, *PC* Mobile phone service, as well as a loyalty program known as *PC* points.

The Company competes in the retail industry in Canada, which is a changing and competitive market. Consumer needs drive industry changes, which are impacted by changing demographic and economic trends such as changes in disposable income, ethnic diversity, nutritional awareness and time availability. Over the past several years, consumers have demanded more choice, value and convenience. Customer satisfaction is central to the success of the Company's business.

The Company competes with non-traditional competitors as well as traditional supermarkets. Recent industry changes have seen the expansion of non-traditional competitors, such as mass merchandisers, warehouse clubs, drugstores, limited assortment stores, discount stores, convenience stores and specialty stores, all of which continue to increase their offerings of products typically associated with traditional supermarkets. Over the past several years, there has been an increase in the number of retail outlets that traditionally exclusively featured food, general merchandise or drugstore items that now offer a selection of these items, resulting in what is commonly referred to in the industry as "channel blurring". This evolution of the retail landscape presents a number of issues for traditional grocers: the need to reposition conventional supermarkets to either expand or, conversely, better focus their offerings; the reality of lower prices offered by discount retailers; and the need to reduce operating and labour costs in order to maintain earnings in light of lower prices and increased competition.

Since the beginning of 2005 and throughout 2006, the financial performance of the Company has been uncharacteristically poor. 2006 was a year of challenge and change for the Company as it evolves through its continued transformation into a company that will be truly competitive over the long term. The past year saw a number of significant changes in the operations of the Company, including the change in senior leadership. Galen G. Weston was appointed Executive Chairman of the Company's Board of Directors (the "Board"), Mark Foote became President and Chief Merchandising Officer and Allan L. Leighton joined the Board as Deputy Chairman. Early in 2007, Dalton Philips joined the Company as Chief Operating Officer and William M. Wells will be joining the Company as Chief Financial Officer, effective April 2007. A 100 Day Review of the Company commenced in the latter half of 2006 which focused on key drivers of the business such as fresh food presentation, maximizing employee engagement, the performance of retailing basics and customer satisfaction. The results of this review provided key inputs into management's future business priorities and vision for the organization.

3. Vision and Strategies

Vision

Loblaw's vision is to maximize the return on its assets under the three main principles of, "Simplify, Innovate, Grow" in addition to its "Formula for Growth". The Company strives to be consumer focused, cost effective and agile. While accepting prudent operating risks, Loblaw seeks long term, stable growth supported by a strong balance sheet, with the goal of providing sustainable superior returns to its shareholders through a combination of common share price appreciation and dividends.

Strategies

Under the principles of Simplify, Innovate, Grow, the Company employs various operating and financial strategies which guide the Company over the long term and represent a philosophy for the way in which it conducts its business.

Loblaw is simplifying the organization by more clearly defining accountabilities, eliminating duplication and establishing consistent, simple and efficient processes. A less complex organizational structure and a short list of key performance indicators are expected to lead to more focus on customers and store operations.

Innovation is one of the many strengths of Loblaw, most clearly exhibited by its control label offerings. The Company supports innovation based on the belief that providing consumers with new products and convenient services at competitive prices and stimulating shopping environments is critical to its success.

The new management team developed its Formula for Growth to define priorities for a three year renewal plan. In order to provide an integrated offering of food, general merchandise and drugstore, the Company's Formula for Growth focuses on the following:

- best format: truly distinctive formats meeting customers' different needs;
- fresh first: best fresh food offering;
- control label advantage: leading in the development of unique, high quality control label products and services;
- *Joe Fresh Style*: ensuring great style at an affordable price;
- health, home and wholesome: making healthy living affordable;
- priced right: providing best value;
- always available: best in-stock positions; and
- friendly colleagues motivated to serve.

The Company's long term operating strategies are consistent with its Formula for Growth and continue to be as follows:

- using the cash flow generated in the business to invest in its future;
- owning its real estate, where possible, to maximize flexibility for product and business opportunities in the future;
- using a multi-format approach to maximize market share over the longer term;
- focusing on food but serving the consumer's everyday household needs;

- creating customer loyalty and enhancing price competitiveness through a superior control label program;
- implementing and executing plans and programs flawlessly; and
- constantly striving to improve the Company's value proposition.

The Company's long term financial strategies are as follows:
- maintaining a strong balance sheet;
- minimizing the risks and costs of its operating and financing activities; and
- maintaining liquidity and access to capital markets.

The table below summarizes the Company's strategic imperatives and the activities undertaken in 2006 to progress these imperatives.

Strategic Imperative	Progress in 2006
Simplify	• Continued efforts to restructure the supply chain which proved to be more complex and costly than originally anticipated. By year end, the supply chain stabilized and delivered improved service levels. • Planned and developed organizational transition, focused on redesigned processes and a leaner administrative structure. • Identified key performance indicators to be further developed and implemented in 2007.
Innovate	• Launched *Joe Fresh Style* apparel for adults in April 2006 with positive consumer response. • Developed and distributed a record six issues of the *Insider's Report* to a total of over ten million homes in Canada, keeping customers informed about exciting new products and services. • Over 2,000 new control label products launched.
Grow	• Commenced the 100 Day Review of key drivers of the business. • Established the first phase of Positive Action Groups, teams made up of employees from every functional area across the business, dedicated to producing meaningful action on individual strategic issues including optimization of the *Real Canadian Superstore*, fresh perception measurement, groundwork for Maple Leaf Gardens great food store, Credit For Value, on-shelf availability measurement, and an employee survey tool. • Continued major product development, to be refined as needed. • Reached a labour agreement in Ontario which will allow store conversions.

Board Commitment

The Company's Board and senior management meet annually to review the strategic imperatives. These strategic imperatives, which generally span a three to five year timeframe, target specific issues in response to the Company's performance and changes in consumer needs and the competitive retail landscape.

4. Key Performance Indicators

As a result of the priorities established under the new management's Formula for Growth and following the 100 Day Review, the Company has identified and is developing specific key performance indicators to measure the progress of short and long term strategies. These key performance indicators will measure format same-store sales, fresh perception, penetration of control label sales, *Joe Fresh Style* percentage share of total general merchandise sales; specific comparative sales for Health and Beauty, *Natural Value* and *President's Choice* Organics, index pricing targets, targeted on-shelf availability and employee satisfaction. In 2007, targets will be implemented across the Company that will enable management to assess progress made on each imperative as well as the effectiveness of implementation of the Company's strategy. The Company believes that if it successfully implements and executes its various strategic imperatives in support of its long term operating and financial strategies, it will be well positioned to pursue its vision of providing sustainable superior returns to its shareholders.

Additional key financial performance indicators are set out below:

Key Financial Performance Indicators

	2006 (52 weeks)	2005[2] (52 weeks)
Sales growth	3.7%	6.1%
Sales growth excluding the impact of VIEs[1]	3.8%	4.5%
Basic net earnings per common share decline	(129.4%)	(22.9%)
Adjusted basic net earnings per common share[1] decline	(18.8%)	(3.7%)
Net debt[1] to equity ratio	.72:1	.66:1
Free cash flow[1] ($ millions)	$ 70	$ 103
Return on average shareholders' equity	(3.9%)	13.2%

(1) See Non-GAAP Financial Measures on page 40.

(2) During 2006, the Company implemented Emerging Issues Committee Abstract 156, "*Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)*" on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for the prior years have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the Accounting Standards Implemented in 2006 section included in this MD&A.

By effectively implementing the Formula for Growth, management aspires to achieve on average 5% sales growth, 10% adjusted net earnings[1] growth and $250 million of free cash flow[1].

5. Financial Performance

Basic net loss per common share for 2006 was $0.80, a decrease of $3.52 when compared to basic net earnings per common share of $2.72 last year. Basic net loss per common share was impacted in 2006 by the following:

- a charge of $2.92 per common share related to non-cash goodwill impairment;
- a charge of 20 cents per common share related to the Ontario collective labour agreement;
- a charge of 16 cents per common share related to inventory liquidation;
- a charge of 17 cents per common share for the net effect of stock-based compensation and the associated equity forwards;
- a charge of 11 cents per common share related to restructuring and other charges;
- a charge of 3 cents per common share related to a departure entitlement payment;
- income of 6 cents per common share related to the adjustment to future income tax balances resulting from changes in the Canadian federal and certain provincial statutory income tax rates; and
- income of 1 cent per common share related to the consolidation of VIEs.

After adjusting for the above-noted items, adjusted basic net earnings per common share[1] were $2.72 for 2006 compared to $3.35 in 2005, a decline of 18.8%, which for 2005 excluded the impact of the following:

- a charge of 22 cents per common share for the net effect of stock-based compensation and the associated equity forwards;
- a charge of 20 cents per common share related to restructuring and other charges;
- a charge of 10 cents per common share for Goods and Services Tax ("GST") and provincial sales taxes ("PST");
- a charge of 7 cents per common share for direct costs associated with supply chain disruptions;

(1) See Non-GAAP Financial Measures on page 40.

- a charge of 1 cent per common share related to the adjustment to future income tax balances resulting from changes in statutory income tax rates; and
- a charge of 3 cents per common share related to the consolidation of VIEs.

Results for 2006 were affected by the short term costs associated with one of the largest transformations in the Company's history. The need for this transformative process was driven by the Company's recent uncharacteristically poor financial performance, its assessment of a fast-changing retail environment and a strategic review of processes, structure and key drivers of its operations.

This strategic review highlighted both core strengths and issues to be addressed. The core strengths include a strong market share, control label products and a strong store network. A number of issues facing the business included unacceptable levels of on-shelf availability, the need to strengthen price positioning, insufficiently distinctive formats, a complex organizational structure with inconsistent procedures and standards which lacked clear accountabilities and insufficient focus on the customer. In response to these findings, the Company embarked on planning and developing an organizational transition which focuses on redesigning processes, a leaner administrative structure and a comprehensive strategy designed to fortify its competitive position and maintain its leadership role in meeting the food and everyday household needs of Canadian consumers. In pursuit of this strategy, the Company is refocusing the business around the three principles of Simplify, Innovate, Grow and took decisive action in 2006 to initiate tangible change. Additional steps taken in 2006 include the negotiation of a new four-year collective agreement with members of certain Ontario locals of the United Food and Commercial Workers union ("UFCW"), the liquidation of certain general merchandise inventory and the closure of certain underperforming stores.

Changes in 2005 included the restructuring of its supply chain network, the reorganizations involving its merchandising, procurement and operations groups, the establishment of a new National Head Office and Store Support Centre in Brampton, Ontario, which opened in 2005, and the relocation of general merchandise operations from Calgary, Alberta to the new National Head Office.

During 2005, the Company encountered challenges during the execution of planned changes to its systems, supply chain and general merchandise areas, including certain supply chain systems conversions which were initiated as part of the creation of a national information technology platform and the start-up of a new third-party owned and operated general merchandise warehouse and distribution centre for eastern Canada which handles general merchandise and certain drugstore products, primarily health and beauty care products. These challenges disrupted the flow of inventory to the Company's stores and caused the Company to incur additional operating costs and reduced overall sales as product availability impacted consumers at the store level.

During 2006, the Company continued to feel the effects from these changes. However, progress continued to be made in reducing the impact of the supply chain disruptions as follows:

- the third-party owned and operated general merchandise warehouse and distribution centre for eastern Canada posted slight productivity improvements and achieved improved service levels;
- six additional systems conversions were completed during the year with minimal disruption to continuing operations as part of the move to a national systems platform;
- food service levels continued at expected levels during 2006 and service levels for drugstore improved; and
- service levels for general merchandise showed signs of stability and improvement, and while slower than anticipated, progress has been made.

5.1 Results of Operations

Sales and Sales Growth Excluding the Impact of VIEs[1]

($ millions except where otherwise indicated)	2006 (52 weeks)	2005[2] (52 weeks)
Total sales	$ 28,640	$ 27,627
Less: Sales attributable to the consolidation of VIEs	383	415
Sales excluding the impact of VIEs[1]	$ 28,257	$ 27,212
Total sales growth	3.7%	6.1%
Less: Impact on sales growth attributable to the consolidation of VIEs	(.1%)	1.6%
Sales growth excluding the impact of VIEs[1]	3.8%	4.5%

(1) See Non-GAAP Financial Measures on page 40.

(2) During 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)"* on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for the prior years have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the Accounting Standards Implemented in 2006 section included in this MD&A.

Sales

Full year sales in 2006 increased 3.7% to $28.6 billion from $27.6 billion last year, including a decrease of 0.1% or $32 million in sales relating to the consolidation of certain independent franchisees as required by AcG 15. In 2006, sales excluding the impact of VIEs[1], increased by $1 billion or 3.8% over last year.

The following factors further explain the major components in the change in sales over the prior year:

- food, general merchandise and drugstore sales posted gains over the prior year across all regions of the country;
- significant sales growth from the *Real Canadian Superstore* program in Ontario;
- same-store sales growth of approximately 0.8% compared to 0.2% in 2005;
- a decline in tobacco sales negatively impacted sales and same-store sales by approximately 1.2%;

Sales and Sales Growth
($ millions)


$30,000
22,500
15,000
7,500
0
20%
15
10
5
0
2002
2003(2)
2004
2005
2006
Sales
Sales Growth
Sales Growth Excluding Impact of VIEs(1)
(1) See Non-GAAP Financial Measures on page 40.
(2) 2003 was a 53 week year

Same-Store Sales Growth


6.0%
4.5
3.0
1.5
0
2002
2003(1)
2004
2005
2006
Same-Store Sales Growth
(1) 2003 was a 53 week year.

(1) See Non-GAAP Financial Measures on page 40.

- national food price inflation as measured by "The Consumer Price Index for Food Purchased from Stores" ("CPI") was approximately 2.3% for the year compared to approximately 2.0% for 2005, with variances by region; the Company's calculation of food price inflation, which considers Company-specific product mix and pricing strategy, was reasonably consistent with that of CPI;
- an increase in net retail square footage of 1.2 million square feet or 2.5% due to the net effect of the opening of 37 new corporate and franchised stores and the closure of 33 stores inclusive of stores which underwent conversions and major expansions;
- sales per corporate store increased to $33 million in 2006 from $32 million in 2005 reflecting the introduction of larger stores which are expected to become ultimately more productive; and
- sales per average square foot of corporate stores of $585 in 2006 increased from $579 in 2005 as a result of an increase in sales which outpaced the increase in net retail square footage.

Sales of control label products for 2006 amounted to $6.2 billion compared to $5.9 billion in 2005. Control label penetration, which is measured as control label retail sales as a percentage of total retail sales, was 22.9% for 2006, compared to 22.4% for 2005. The Company introduced over 2,000 new control label products in 2006, including 1,400 new general merchandise products. The Company's control label program, which includes *President's Choice*, *PC*, *President's Choice* Organics, *President's Choice Blue Menu*, *President's Choice Mini Chefs*, *no name*, *Joe Fresh Style*, *Club Pack*, *President's Choice GREEN*, *EXACT*, *Teddy's Choice* and *Life@Home*, provides additional sales growth potential.

Loblaw expects that the following initiatives, coupled with continued focus on value-for-money, promotions and advertising where appropriate, will generate continued sales growth over the next few years:

- focus on on-shelf availability of product through an enhancement of customer focus and supply chain, and stronger store processes;
- restoring innovation as a competitive advantage both for control label products as well as unique environments in each retail format;
- refining three distinctive retail formats: Superstore, Great Food and Hard Discount, and making the *Real Canadian Superstore* the key platform for growth;
- increasing the number of stores carrying the *Joe Fresh Style* apparel offering;
- emphasizing a fresh first focus by raising presentation and quality standards; and
- training of employees to ensure they are focused on meeting customer needs.

Operating Income, Adjusted Operating Income(1), Adjusted EBITDA(1) and Margins(1)

($ millions except where otherwise indicated)	**2006 (52 weeks)**	2005 (52 weeks)	Change
Operating income	**$ 289**	$ 1,401	(79%)
Adjusted operating income(1)	**$ 1,326**	$ 1,600	(17%)
Adjusted EBITDA(1)	**$ 1,892**	$ 2,132	(11%)
Operating margin	**1.0%**	5.1%	
Adjusted operating margin(1)	**4.7%**	5.9%	
Adjusted EBITDA margin(1)	**6.7%**	7.8%	

(1) See Non-GAAP Financial Measures on page 40.

Operating Income

Operating income for 2006 decreased $1.1 billion, or 79%, to $289 million resulting in a decline in operating margin to 1.0% in 2006 from 5.1% in 2005. Operating income in both 2006 and 2005 was adversely affected by a number of specific items as outlined below:

- A non-cash goodwill impairment charge of $800 million related to the goodwill established on the acquisition of Provigo Inc. in 1998 was recorded in 2006. The determination that the fair value of goodwill was less than its carrying value resulted from a decline in market multiples, both from an industry and Company perspective, and a reduction of fair value as determined using the discounted cash flow methodology, incorporating both current Company and market assumptions, which in combination resulted in the goodwill impairment. This non-cash goodwill impairment charge recorded in 2006 is expected to be adjusted if necessary in the first half of 2007. The Company expects no income tax deduction from this charge. A further discussion regarding the non-cash goodwill impairment charge can be found in the Critical Accounting Estimates section of this MD&A.
- During 2006, members of certain Ontario locals of the UFCW ratified a new four-year collective agreement which enables the Company to convert 44 stores in Ontario to the *Real Canadian Superstore* banner or food stores with equivalent labour economics, and the flexibility to invest in additional store labour where appropriate. As a result of securing this agreement, the Company recognized a one-time charge of $84 million in 2006, including a $36 million amount due to a multi-employer pension plan and a payment of $38 million which was due upon ratification. The Company expects this agreement to generate future economic benefits and to provide increased operating efficiencies, on a store by store basis, in a critical era of intensifying competition.
- As part of management's review of inventory levels, certain excess inventory, primarily general merchandise, was identified. Management's decision to proceed with the liquidation of this inventory resulted in a $68 million charge in 2006 reflecting the write-down of inventory to expected net recoverable values net of the associated costs of facilitating the disposition incurred to date. In addition, higher than normal mark downs in the range of $15 million to $20 million were taken in order to clear some of this excess inventory through stores particularly in the last quarter of the year.
- A $12 million charge relating to the departure of John A. Lederer from the position of President and Director of the Company was recorded in 2006. An additional $10 million was paid pursuant to various incentive plans, the majority of which was previously accrued.
- A charge of $37 million (2005 – $43 million) was recorded in 2006 for the net effect of stock-based compensation and the associated equity forwards.
- Income of $8 million (2005 – nil) from the consolidation of VIEs was recognized in 2006.

Operating Income and Margins
($ millions)


$2,000
1,500
1,000
500
0
12%
9
6
3
0
2002
2003(2)
2004
2005
2006
Operating Margin
Adjusted Operating Margin(1)
Adjusted EBITDA Margin(1)
Operating Income
Adjusted Operating Income(1)

(1) See Non-GAAP Financial Measures on page 40.
(2) 2003 was a 53 week year.

Analysis of Adjusted EBITDA and Margin(1)
($ millions)


$2,200
1,595
990
385
(220)
12%
9
6
3
0
2002
2003(2)
2004
2005
2006
Net Earnings before Minority Interest
Income Taxes
Interest Expense
Depreciation and Amortization
Impact of Adjusted Items
Adjusted EBITDA Margin(1)

(1) See Non-GAAP Financial Measures on page 40.
(2) 2003 was a 53 week year.

Included in restructuring and other charges of $44 million (2005 – $86 million) within operating income were the following:

- As part of its assessment of store operations, management of the Company approved and communicated a plan in 2006 to close 19 underperforming Quebec stores, mainly within the *Provigo* banner, and 8 stores in the Atlantic region. This resulted in a charge in 2006 of $29 million for fixed asset impairment and other costs arising from these store closures and employee termination costs. In addition, as a result of the loss of tobacco sales following the decision by a major tobacco supplier to sell directly to certain customers of the Company, a review of the impact on the Cash & Carry and wholesale club network was undertaken. In 2006, management approved and communicated a formal plan to close 24 wholesale outlets which were impacted most significantly by this change. This initiative resulted in a charge of $6 million in 2006 for fixed asset impairment and other costs arising from these closures and employee termination costs. These closures are expected to be completed during 2007.
- A charge of $8 million (2005 – $62 million) was recorded in 2006 relating to the plan approved in 2005 concerning the restructuring of the supply chain operations, including the closure of six distribution centres and the relocation of certain activities to new distribution centres.
- A charge of $1 million (2005 – $24 million) related to the reorganization of the merchandising, procurement and operations groups, the establishment of a National Head Office and Store Support Centre and the relocation of the general merchandise operations from Calgary, Alberta to Brampton, Ontario, was recorded in 2006, all of which were approved in 2005.

A summary of restructuring and other charges is included in the table below:

($ millions)	**Costs Recognized 2006 (52 weeks)**	Costs Recognized 2005 (52 weeks)	Total Expected Costs	Total Expected Costs Remaining
Store operations	**$ 35**	$ –	$ 54	$ 19
Supply chain network	**8**	62	90	20
Office move and reorganization of the operation support functions	**1**	24	25	–
Total restructuring and other charges	**$ 44**	$ 86	$ 169	$ 39

Details regarding the nature of the above charges are described in Note 4 to the consolidated financial statements.

Additional items specific to 2005 included in operating income in that year are:

- A charge of $40 million related to potential liabilities for GST and PST which was not appropriately charged and remitted; and
- Approximately $30 million of direct costs associated with the supply chain disruptions experienced during the last two quarters of 2005.

After adjusting for the above noted items, adjusted operating income[1] was $1.3 billion in 2006 compared to $1.6 billion in 2005. Adjusted operating margin[1] was 4.7% in 2006 compared to 5.9% in 2005. Adjusted EBITDA margin[1] decreased to 6.7% from 7.8% in 2005. The $274 million decline in adjusted operating income[1] and the significant decline in adjusted operating margin[1] for 2006 over 2005 was due to a variety of factors as discussed below.

Early in 2006, operating income was adversely impacted by the effects of product supply issues, resulting from the implementation challenges arising from the 2005 conversions, and delays in program activities resulted in foregone sales and lost cost leverage on fixed components of operating and administrative expenses. The Company's supply chain performance in the areas of general merchandise and drugstore was not at acceptable levels. Therefore, management early in the year was focused on improving service levels and ensuring product availability at the store level to support merchandising programs. By the end of 2006, the supply chain had stabilized and delivered improved service levels.

(1) See Non-GAAP Financial Measures on page 40.

Throughout 2006, the continued investments in lower food prices to drive sales growth had a negative impact on operating income. Aggregate gross margin percentage softened as a result of this pricing investment, higher general merchandise mark downs, primarily in the fourth quarter, and higher inventory shrink, partially offset by improvements in buying synergies and improved mix of food, general merchandise and drugstore. Higher information technology investments in addition to store and distribution centre operational costs, principally labour, were incurred in order to stabilize the flow of product to the stores. Short term costs of additional third-party locations for storage of inventory were also absorbed.

A fixed asset impairment charge of $27 million was recorded in 2006 due in part to a decision to suspend plans for a number of sites scheduled for future development.

As mentioned previously, the new management team is refocusing the business through three principles: Simplify, Innovate, Grow, and has developed a Formula for Growth as a framework for a three year renewal plan. Business priorities for 2007 to return the Company to higher profitability include the following:

- simplifying the organization by more clearly defining accountabilities, eliminating duplication and establishing consistent, simple and efficient processes;
- restoring innovation as a competitive advantage; and
- focusing on retailing basics in the areas of store operations, supply chain and information technology including on-shelf availability and major investments in price to obtain maximum Credit For Value.

Early in 2007, the Company approved and announced the restructuring of its merchandising and store operations into more streamlined functions. Costs of this restructuring including severance, retention and other costs are expected to be in the range of $150 million to $200 million, the substantial portion to be recorded in the first half of 2007. The Company is also assessing the loss of drugstore-related operating income in 2007 arising from recently enacted legislative changes late in 2006 by the Ontario government, as more fully explained in the Operating Risks and Risk Management section of this MD&A.

Interest Expense

Interest expense consists primarily of interest on short and long term debt, the amortization of deferred financing costs, interest on financial derivative instruments net of interest income earned on short term investments and interest capitalized to fixed assets. In 2006, total interest expense increased $7 million, or 2.8%, to $259 million from $252 million in 2005.

Interest on long term debt was $284 million compared to $290 million in 2005. The 2006 weighted average fixed interest rate on long term debt (excluding capital lease obligations) was 6.7% (2005 – 6.7%) and the weighted average term to maturity was 17 years (2005 – 17 years).

Net Debt[1] to Equity and Interest Coverage


.8
.6
.4
.2
0
100
75
50
25
0
Net Debt to Equity
Interest Coverage – Times
2002
2003
2004
2005
2006
Net Debt[1] to Equity
Interest Coverage

(1) See Non-GAAP Financial Measures on page 40.

Total Assets and Return on Average Total Assets[1]
($ millions)


$14,000
10,500
7,000
3,500
0
16%
12
8
4
0
2002
2003[2]
2004
2005
2006
Total Assets
Return on Average Total Assets[1]

(1) See Non-GAAP Financial Measures on page 40.
(2) 2003 was a 53 week year.

(1) See Non-GAAP Financial Measures on page 40.

Interest on financial derivative instruments includes the net effect of the Company's interest rate swaps, cross currency basis swaps and equity forwards, and amounted to a charge of $7 million in 2006 (2005 – income of $6 million). The change in interest on financial derivative instruments was due mainly to an increase in Canadian short term interest rates. Net short term interest income in 2006 was consistent with last year's level at $11 million.

During 2006, $21 million (2005 – $21 million) of interest incurred on debt related to real estate properties under development was capitalized to fixed assets.

Analysis of Long Term Financing Costs

($ millions except where otherwise indicated)	2006 (52 weeks)	2005 (52 weeks)
Total long term debt at year end (including portion due within one year)	$ 4,239	$ 4,355
Interest on long term debt	$ 284	$ 290
Weighted average fixed interest rate on long term debt (excluding capital lease obligations)	6.7%	6.7%

Income Taxes

The Company's 2006 effective income tax rate increased to 826.7% from 34.8% in 2005. The increase was mainly the result of the non-deductible goodwill impairment charge, which accounted for 796.8% of the change over last year. The effective income tax rate before the impact of the non-deductible goodwill impairment charge as calculated in Note 8 to the consolidated financial statements decreased to 29.9% in 2006 mainly as a result of:

- a change in the proportion of taxable income earned across different tax jurisdictions; and
- a $16 million reduction to the future income tax expense recognized as a result of the reduction in the Canadian federal and certain provincial statutory income tax rates, the cumulative effect of which was included in the consolidated financial statements at the time of substantive enactment.

Net Earnings

In 2006, net earnings decreased $965 million to a net loss of $219 million from net earnings of $746 million in 2005 and basic net earnings per common share decreased $3.52 to a basic net loss per common share of 80 cents from basic net earnings per common share of $2.72 in 2005 due to the factors described in the preceding sections.

5.2 Financial Condition

Financial Ratios

The net debt[1] to equity ratio continued to be within the Company's internal guideline of less than 1:1. The 2006 net debt[1] to equity ratio was .72:1 compared to the 2005 ratio of .66:1. The non-cash goodwill impairment charge negatively impacted the net debt[1] to equity ratio by .10:1 as a result of an $800 million reduction to equity.

Cash flows from operating activities cover a large portion of the Company's funding requirements and in 2006 exceeded the capital investment program. In 2006, funding requirements resulted primarily from the capital investment program and dividends paid on the Company's common shares.

(1) See Non-GAAP Financial Measures on page 40.

In 2006, shareholders' equity decreased $445 million, or 7.6%, to $5.4 billion. The significant decline in operating income resulted in an interest coverage ratio of 1.0 times in 2006 compared to 5.1 times in 2005. The goodwill impairment charge is a significant non-cash item in operating income, which adversely impacted the interest coverage ratio by approximately 3.1 times.

At year end, the working capital position increased over the prior year. The 2006 return on average total assets[1] was 2.3% compared to 11.2% in 2005. The 2006 return on average shareholders' equity was (3.9)% compared to the 2005 return of 13.2%. Both 2006 returns were negatively impacted by the incremental costs and charges incurred in 2006 as outlined previously. The five year average return on shareholders' equity was 12.5% (2005 – 17.3%).

Common Share Dividends

The declaration and payment of dividends are at the discretion of the Board. The Company's dividend policy is to maintain a dividend payment equal to approximately 20% to 25% of the prior year's adjusted basic net earnings per common share[1], giving consideration to the year end cash position, future cash flow requirements and investment opportunities. Currently, there is no restriction that would prevent the Company from paying dividends at historical levels. The Company intends to maintain the current dividend level in 2007 putting annualized dividends above the historical range. During 2006, the Board declared quarterly dividends of 21 cents per common share. The annualized dividend per common share of 84 cents is equal to 25.1% of the 2005 adjusted basic net earnings per common share[1], which is consistent with the Company's dividend policy. Subsequent to year end, the Board declared a quarterly dividend of 21 cents per common share, payable April 1, 2007.

Outstanding Share Capital

The Company's outstanding share capital is comprised of common shares. An unlimited number of common shares is authorized and 274,173,564 common shares were issued and outstanding at year end. Further information on the Company's outstanding share capital is provided in Note 18 to the consolidated financial statements.

At year end, a total of 4,084,646 stock options were outstanding and represented 1.5% of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. Further information on the Company's stock-based compensation is provided in Note 19 to the consolidated financial statements.

6. Liquidity and Capital Resources

6.1 Cash Flows

Major Cash Flow Components

($ millions)	**2006 (52 weeks)**	2005 (52 weeks)	Change
Cash flows from (used in):			
Operating activities	**$ 1,180**	$ 1,489	$ (309)
Investing activities	**$ (1,308)**	$ (903)	$ (405)
Financing activities	**$ (120)**	$ (208)	$ 88

(1) See Non-GAAP Financial Measures on page 40.

Cash Flows from Operating Activities

2006 cash flows from operating activities decreased to $1.2 billion compared to $1.5 billion in 2005. The change in cash flows from operating activities for the year is mainly due to the decrease in operating income.

Cash Flows used in Investing Activities

2006 cash flows used in investing activities were $1.3 billion compared to $0.9 billion in 2005. During 2005, proceeds were received from the sale of a portfolio of third-party long term loans receivable as described in the Related Party Transactions section of this MD&A. In addition, capital expenditures declined $219 million and the longer term to maturity profile of the Company's short term investments portfolio resulted in a shift to short term investments from cash and cash equivalents.

Capital investment amounted to $0.9 billion (2005 – $1.2 billion) for the year as the Company continued to maintain and renew its asset base and invest for growth. Approximately 79% (2005 – 82%) of the capital investment was for new stores, renovations or expansions. The continued capital investment activity benefited all regions in varying degrees and strengthened the existing store base. Some of the new, larger stores replaced older, smaller, less efficient stores that did not offer the broad range of products and services demanded by today's consumer. The remaining 21% (2005 – 18%) of the capital investment was for the warehouse and distribution network, information systems and other infrastructure required to support store growth. Levels of capital investment in 2007 are expected to be lower than in previous years as a result of the Company's desire to fully prove store format economics before building new stores.

The 2006 corporate and franchised store capital investment program, which includes the impact of store openings and closures, resulted in an increase in net retail square footage of 2.5% over 2005. During 2006, 37 (2005 – 69) new corporate and franchised stores were opened and 147 (2005 – 77) underwent renovation or minor expansion. The 37 new stores, net of 33 (2005 – 57) store closures, added 1.2 million square feet of retail space (2005 – 2.8 million). The 2006 average corporate store size increased 2.3% to 57,400 square feet (2005 – 56,100) and the average franchised store size increased 1.1% to 27,400 square feet (2005 – 27,100).

At year end 2006, the Company had committed approximately $153 million (2005 – $264 million) with respect to capital investment projects such as the construction, expansion and renovation of buildings and the purchase of real property.

During 2006, the Company also generated $99 million (2005 – $109 million) from fixed asset sales.

Cash Flows from Operating Activities and Capital Investment
($ millions)



$1,500
1,125
750
375
0
2002
2003(1)
2004
2005
2006
Cash Flows from Operating Activities
Capital Investment

(1) 2003 was a 53 week year

Capital Investment and Store Activity

	2006 (52 weeks)	2005 (52 weeks)	Change
Capital investment ($ millions)	**$ 937**	$ 1,156	$ (219)
Retail square footage (in millions)	**49.7**	48.5	2.5%
Average store size (sq. ft.)			
Corporate	**57,400**	56,100	2.3%
Franchised	**27,400**	27,100	1.1%

Cash Flows used in Financing Activities

Cash flows used in financing activities decreased to $120 million in 2006 compared to $208 million in 2005 mainly due to the 2006 fourth quarter dividend payment occurring after year end.

During the second quarter of 2006, the Company repaid its $125 million of 8.70% Series 1996 Provigo Inc. Debenture as it matured.

During 2005, the Company's 2003 Base Shelf Prospectus expired and a new Base Shelf Prospectus was filed allowing for the issue of up to $1.0 billion of aggregate Medium Term Notes ("MTN"), all of which remains available.

The Company intends to renew its Normal Course Issuer Bid ("NCIB") to purchase on the Toronto Stock Exchange or enter into equity derivatives to purchase up to 5% of its common shares outstanding. No shares were purchased for cancellation in 2006 under the NCIB (2005 – 226,100).

6.2 Sources of Liquidity

The Company can obtain its short term financing through a combination of cash generated from operating activities, cash, cash equivalents, short term investments, bank indebtedness and its commercial paper program. The Company's cash, cash equivalents and short term investments, as well as $845 million in uncommitted operating lines of credit extended by several banks, support its $1.2 billion commercial paper program. The Company's commercial paper borrowings generally mature less than three months from the date of issuance although the terms can be up to 364 days.

Securitization of credit card receivables provides *President's Choice* Bank ("*PC* Bank"), a wholly owned subsidiary of the Company, with an additional source of funds for the operation of its business. Under *PC* Bank's securitization program, a portion of the total interest in the credit card receivables is sold to independent trusts. In 2006, *PC* Bank restructured its credit card securitization program and Eagle Credit Card Trust ("Eagle"), a previously established independent trust, issued $500 million of five year senior notes and subordinated notes due 2011 at a weighted average rate of 4.5%. The restructuring of the portfolio yielded a nominal net loss. *PC* Bank securitized an aggregate $240 million of credit card receivables during 2006 (2005 – $225 million). Information on *PC* Bank's credit card receivables and securitization is provided in Notes 1 and 11 to the consolidated financial statements and in the Off-Balance Sheet Arrangements section of this MD&A.

The Company obtains its long term financing through its MTN program. The Company plans to refinance existing long term debt as it matures.

In the normal course of business, the Company establishes standby letters of credit used in connection with certain obligations related to the financing program for its independent franchisees, securitization of *PC* Bank's credit card receivables, real estate transactions and benefit programs. At year end, the aggregate gross potential liability related to the Company's standby letters of credit was approximately $333 million (2005 – $276 million) against which the Company had $371 million (2005 – $316 million) in credit facilities available to draw on.

It is the intention of the Company to enter into a committed credit facility expected to be extended by several banks in the amount of $500 million for general corporate purposes and to support the Company's commercial paper program.

The Company has the following sources from which it can fund its 2007 cash requirements:

- cash flows generated from operating activities;
- cash, cash equivalents, and short term investments;
- commercial paper program;
- MTN program; and
- additional credit card receivable securitizations from future growth in the *PC* Bank credit card operations.

During the third quarter of 2006, the Company's MTN and debentures were downgraded by Dominion Bond Rating Service ("DBRS") to "A" from "A (high)" and the commercial paper rating was confirmed at "R-1 (low)". In both cases, the trend was changed to "stable" from "negative". During the fourth quarter of 2006, the Company's long term corporate credit and commercial paper ratings were downgraded by Standard & Poor's ("S&P") to "A-" from "A" and to "A-1 (low)" from "A-1 (mid)", respectively. The Company was removed from CreditWatch with negative implications and the outlook was changed to "stable".

Subsequent to year end, DBRS placed the Company's MTN and debentures Under Review with Negative Implications and at the same time, confirmed the Company's commercial paper rating at its current level with a "stable" trend; and S&P placed the Company's long term corporate credit and commercial paper ratings on CreditWatch with negative implications. Although a further rating decline will increase borrowing costs, the Company anticipates no difficulty in obtaining external financing based on past experience and the expectation of stable market conditions.

The Company's current credit ratings are outlined in the table below:

Credit Ratings (Canadian Standards)

	Dominion Bond Rating Service	Standard & Poor's
Commercial paper	R-1 (low)	A-1 (low)
Medium term notes	A	A-
Other notes and debentures	A	A-

The rating organizations listed above base their credit ratings on quantitative and qualitative considerations. These credit ratings are intended to give an indication of the risk that the Company will not fulfill its obligations in a timely manner.

6.3 Contractual Obligations

The following illustrates certain of the Company's significant contractual obligations and discusses other obligations as at December 30, 2006:

Summary of Contractual Obligations

	Payments due by year						
($ millions)	2007	2008	2009	2010	2011	Thereafter	Total
Long term debt (including capital lease obligations)	$ 27	$ 420	$ 148	$ 319	$ 369	$ 2,956	$ 4,239
Operating leases[1]	190	178	156	134	114	720	1,492
Contracts for purchases of real property and capital investment projects[2]	145	4	4				153
Purchase obligations[3]	735	660	562	562	561	358	3,438
Total contractual obligations	$ 1,097	$ 1,262	$ 870	$ 1,015	$ 1,044	$ 4,034	$ 9,322

(1) Represents the minimum or base rents payable. Amounts are not offset by any expected sub-lease income.

(2) These obligations include agreements for the purchase of real property. These agreements may contain conditions that may or may not be satisfied. If the conditions are not satisfied, it is possible the Company will no longer have the obligation to proceed with the transaction. These obligations also include commitments with respect to capital investment projects, such as the construction, expansion and renovation of buildings.

(3) These include material contractual obligations to purchase goods or services where the contract prescribes fixed or minimum volumes to be purchased or payments to be made within a fixed period of time for a set or variable price. These are estimates of anticipated financial commitments and the amount of actual payments may vary. The purchase obligations do not include purchase orders issued in the ordinary course of business for goods which are meant for resale, nor do they include any contracts which may be terminated on relatively short notice or with insignificant cost or liability to the Company. Also excluded are purchase obligations related to commodities or commodity-like goods for which a market for resale exists. The Company believes such excluded contracts do not have a material impact on its liquidity.

At year end, the Company had other long term liabilities which included accrued benefit plan liability, future income taxes liability and stock-based compensation liability. These long term liabilities have not been included in the table for the following reasons:

- future payments of accrued benefit plan liability, principally post-retirement benefits, depend on when and if retirees submit claims;
- future payments of income taxes depend on the levels of taxable earnings and income tax rates;
- future payments of the share appreciation value on employee stock options depend on whether employees exercise their stock options, the market price of the Company's common shares on the exercise date and the manner in which they exercise those stock options; and
- future payments of restricted share units depend on the market price of the Company's common shares.

6.4 Off-Balance Sheet Arrangements

In the normal course of business, the Company enters into the following off-balance sheet arrangements:

- standby letters of credit used in connection with certain obligations mainly related to real estate transactions, and benefit programs, the aggregate gross potential liability of which is approximately $221 million (2005 – $143 million);
- guarantees;
- the securitization of a portion of *PC* Bank's credit card receivables through independent trusts;
- a standby letter of credit to an independent funding trust which provides loans to the Company's independent franchisees for their purchase of inventory and fixed assets; and
- financial derivative instruments in the form of interest rate swaps.

Guarantees

The Company has entered into various guarantee agreements including standby letters of credit in relation to the securitization of *PC* Bank's credit card receivables and in relation to third-party financing made available to the Company's independent franchisees and obligations to indemnify third parties in connection with leases, business dispositions and other transactions in the normal course of the Company's business. For a detailed description of the Company's guarantees, see Note 21 to the consolidated financial statements.

Securitization of Credit Card Receivables

The Company, through its wholly owned subsidiary *PC* Bank, securitizes credit card receivables through an independent trust administered by a major Canadian chartered bank and through Eagle, also an independent trust. In these securitizations, *PC* Bank sells a portion of its credit card receivables to the trusts in exchange for cash. The trusts fund these purchases by issuing debt securities in the form of asset-backed commercial paper ("ABCP") and asset-backed term notes respectively, to third-party investors. The securitizations are accounted for as asset sales only when *PC* Bank transfers control of the transferred assets and receives consideration other than beneficial interests in the transferred assets. All transactions between the trusts and *PC* Bank have been, and are expected to continue to be, accounted for as sales as contemplated by Canadian GAAP, specifically Accounting Guideline ("AcG") 12, *"Transfers of Receivables"*. As *PC* Bank does not control or exercise any measure of influence over the trusts, the financial results of the trusts have not been included in the Company's consolidated financial statements.

When *PC* Bank sells credit card receivables to the trusts, it no longer has access to the receivables but continues to maintain credit card customer account relationships and servicing obligations. *PC* Bank does not receive a servicing fee from the trusts for its servicing obligations and accordingly, a servicing obligation is recorded. When a sale occurs, *PC* Bank retains rights to future cash flows after obligations to the investors in the trusts have been met, which is considered to be a retained interest. The ABCP issuing trust's recourse to *PC* Bank's assets is limited to *PC* Bank's retained interests and is further supported through a standby letter of credit provided by a major Canadian chartered bank for 9% (2005 – 9%) of the securitized amount. This standby letter of credit could be drawn upon in the event of a major decline in the income flow from or in the value of the securitized credit card receivables. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. The Company believes that the likelihood of this occurrence is remote. The subordinated notes issued by Eagle provide credit support to those notes which are more senior. The carrying value of the retained interests is periodically reviewed and when a decline in value is identified that is other than temporary, the carrying value is written down to fair value.

As at December 30, 2006, the total amount of securitized credit card receivables outstanding which *PC* Bank continues to service was $1.25 billion (2005 – $1.01 billion) and the associated retained interests amounted to $5 million (2005 – $5 million). The standby letter of credit supporting a portion of these securitized receivables amounted to approximately $68 million (2005 – $91 million). During 2006, *PC* Bank received income of $116 million (2005 – $106 million) in securitization revenue from the independent trusts relating to the securitized credit card receivables. In the absence of securitization, the Company would be required to raise alternative financing by issuing debt or equity instruments. Further disclosure regarding this arrangement is provided in Notes 11 and 21 to the consolidated financial statements.

Independent Funding Trust

Independent franchisees of the Company may obtain financing through a structure involving independent trusts which were created to provide loans to the independent franchisees to facilitate their purchase of inventory and fixed assets, consisting mainly of fixturing and equipment. These trusts are administered by a major Canadian chartered bank. The independent funding trust within the structure finances its activities through the issuance of ABCP to third-party investors. The total amount of loans issued to the Company's independent franchisees outstanding as of December 30, 2006 was $419 million (2005 – $420 million) including $124 million (2005 – $126 million) of loans payable of VIEs consolidated by the Company in 2006. Based on a formula, the Company has agreed to provide credit enhancement in the form of a standby letter of credit for the benefit of the independent funding trust equal to approximately 10% of the principal amount of the loans outstanding at any point in time, $44 million (2005 – $42 million) as of December 30, 2006. This credit enhancement allows the independent funding trust to provide favourable financing terms to the Company's independent franchisees. In the event that an independent franchisee defaults on its loan and the Company has not, within a specified time period, assumed the loan or the default is not otherwise remedied, the independent funding trust may assign the loan to the Company and draw upon this standby letter of credit. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. No amount has ever been drawn on the standby letter of credit. The Company believes it would be able to fully recover from the independent franchisee any amounts it had reimbursed to the issuing bank. Neither the independent funding trust nor the Company can voluntarily terminate the agreement prior to December 2009, and following that date only upon six months' prior notice. Automatic termination of the agreement can only occur if specific, predetermined events occur and are not remedied within the time periods required including a credit rating downgrade of the Company below a long term credit rating of A (low) issued by DBRS. If the arrangement is terminated, the independent franchisees would be required to replace the loans provided by the independent funding trust with alternative financing. The Company is under no contractual obligation to provide funding to independent franchisees under such circumstances. In accordance with Canadian GAAP, the financial statements of the independent funding trust are not consolidated with those of the Company.

Financial Derivative Instruments

The Company uses off-balance sheet financial derivative instruments to manage its exposure to changes in interest rates. For a detailed description of the Company's off-balance sheet financial derivative instruments and the related accounting policies, see Notes 1 and 20 to the consolidated financial statements.

7. Selected Consolidated Annual Information

The following is a summary of selected consolidated annual information extracted from the Company's audited consolidated financial statements. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. The analysis of the data contained in the table focuses on the trends affecting the financial condition and results of operations over the latest two year period.

Selected Consolidated Annual Information

($ millions except where otherwise indicated)	**2006 (52 weeks)**	2005[2] (52 weeks)	2004[2] (52 weeks)
Sales	**$ 28,640**	$ 27,627	$ 26,030
Sales excluding the impact of VIEs[1]	**28,257**	27,212	26,030
Net (loss) earnings	**(219)**	746	968
Net (loss) earnings per common share ($)			
Basic	**(.80)**	2.72	3.53
Adjusted basic[1]	**2.72**	3.35	3.48
Diluted	**(.80)**	2.71	3.51
Total assets	**13,486**	13,761	12,949
Long term debt (excluding amount due within one year)	**4,212**	4,194	3,935
Dividends declared per common share ($)	**.84**	.84	.76

(1) See Non-GAAP financial measures on page 40.

(2) During 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)"* on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for the prior years have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the Accounting Standards Implemented in 2006 section included in this MD&A.

The Company has been undergoing a significant amount of change over the past two years. As discussed previously, a number of significant changes in the operations of the Company occurred in 2006, including the change in senior leadership. The new management team commenced a review of the Company in the latter half of 2006 which focused on key drivers of the business such as fresh food presentation, the value propositions of the Company's banners, maximizing employee engagement, the performance of retailing basics and customer satisfaction. The Company also continued to feel the effects in 2006 of certain of its 2005 initiatives which included restructuring of the supply chain operations, supply chain systems conversions which were initiated as part of the creation of a national information technology platform, the reorganization of its merchandising, procurement and operations groups and the move of personnel to the Store Support Centre in Brampton, Ontario.

Sales in 2006 increased 3.7% to $28.6 billion from $27.6 billion in 2005. Excluding the impact of VIEs, sales were $28.3 billion or 3.8% higher than 2005. Same-store sales increased 0.8% in 2006 and 0.2% in 2005. National food price inflation as measured by CPI was approximately 2.3% for 2006 compared to approximately 2.0% for 2005. The Company's calculation of food price inflation, which considers Company-specific product mix and pricing strategy, was reasonably consistent with that of CPI. Sales and same-store sales in 2006 were adversely impacted by a decrease in tobacco sales caused by a general market decline and the loss of tobacco sales through its wholesale club network due to the decision of a major tobacco supplier to sell directly to certain customers of the Company. In 2005, and to a lesser extent 2006, sales and same-store sales were also adversely impacted as the flow of inventory to the Company's stores was disrupted by the effects of systems conversions and the start-up of a third-party warehouse.

Sales were also influenced by a number of other factors, including changes in net retail square footage, expansion into new services and/or departments and the activities of competitors. Over the past two years, an average of $1.0 billion annually in capital was invested, resulting in an increase in net retail square footage of approximately 4.0 million square feet or 8.8%.

Corporate store sales per average square foot decreased from $592 in 2004 to $585 in 2006.

The amount of new net retail square footage and the timing of the store openings and closures within any given year may vary. The increase in weighted average net retail square footage was 4.5% in 2006 and 7.5% in 2005.

In pursuit of improving its value proposition, Loblaw has invested in pricing in specific markets by adopting everyday low pricing strategies. Consistent with its strategy of focusing on food but serving the consumer's everyday household needs, the Company has expanded its general merchandise and drugstore offerings over this period and the retail sales growth realized in those categories continued to surpass retail sales growth of food. Competitor activity varied by market. During the past two years, unprecedented levels of retail square footage, mainly associated with food offerings, have been introduced into certain markets, resulting in pressure on prices and customer retention.

Full year 2006 net earnings decreased $965 million to a net loss of $219 million and basic net earnings per common share decreased $3.52 to a basic net loss per common share of 80 cents. This decline included a decrease of 79.4% in operating income and a 2.8% increase in interest expense. The effective income tax rate increased to 826.7% in 2006 from 34.8% in 2005.

In 2005, net earnings decreased $222 million or 22.9% and basic net earnings per common share decreased 81 cents or 22.9% from 2004. The decrease was due to a decrease in operating income of 15.2% over 2004 and a 5.4% increase in interest expense. The effective income tax rate increased to 34.8% in 2005 from 31.5% in 2004.

Operating income for the full year 2006 was lower than in 2005 as a result of recording a non-cash goodwill impairment charge. The ongoing transformative changes and certain other charges outlined previously in the Results of Operations section of this MD&A have resulted in lower operating income for the year for both 2006 and 2005 when compared to the prior year. Over the two year period, net interest expense increased, primarily due to the increase in Canadian short term borrowing rates and the decrease in net interest income due to the maturity of interest rate swaps during this period. The 2006 increase in the effective income tax rate was mainly the result of the non-deductible goodwill impairment charge.

Adjusted basic net earnings per common share(1) decreased 18.8% to $2.72 in 2006 from $3.35 in 2005 and decreased 3.7% to $3.35 in 2005 from $3.48 in 2004.

Total assets of the Company decreased in 2006 as a result of the non-cash goodwill impairment charge. Fixed assets have grown as a result of the capital investment program. Inventory at the end of 2006 remained relatively flat to 2005 but was still greater than that of two years ago due to an investment in general merchandise. Inventory turns of general merchandise categories are lower than those of food categories, resulting in higher aggregate levels of investment in general merchandise inventory as that business developed. A substantial portion of credit card receivables is sold to independent trusts and the unsecuritized balance net of the allowance for credit losses increased by $156 million since 2004. Cash flows from operating activities have covered a large portion of the funding requirements for the Company. While the Company issued long term debt net of amounts retired in 2005, long term debt was repaid in 2006. In addition, long term debt increased in 2005 as a result of consolidating the long term debt of VIEs pursuant to AcG 15.

Dividends declared per common share have been consistent with the Company's policy of maintaining a dividend payment equal to approximately 20% to 25% of the prior year's adjusted basic net earnings per common share(1), although dividends in 2006 were slightly in excess of that range.

During the two year period ended December 30, 2006, the Company implemented several new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). The new accounting standards implemented in 2006 and the resulting impact on the financial position and results of operations are outlined in the Accounting Standards Implemented in 2006 section of this MD&A. The following standards were implemented in 2005:

- AcG 15, "*Consolidation of Variable Interest Entities*";
- EIC Abstract 150, "*Determining Whether an Arrangement Contains a Lease*"; and
- EIC Abstract 154, "*Accounting for Pre-Existing Relationships Between the Parties of a Business Combination*".

8. Quarterly Results of Operations

8.1 Results by Quarter

The 52 week reporting cycle followed by the Company is divided into four quarters of 12 weeks each except for the third quarter which is 16 weeks in duration. The following is a summary of selected consolidated financial information derived from the Company's unaudited interim consolidated financial statements for each of the eight most recently completed quarters. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars.

(1) See Non-GAAP Financial Measures on page 40.

Summary of Quarterly Results
(unaudited)

($ millions except where otherwise indicated)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2006 Total (audited)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	2005 Total (audited)
Sales(1)	**$6,147**	**$6,699**	**$9,010**	**$6,784**	**$28,640**	$6,060	$6,405	$8,610	$6,552	$27,627
Net (loss) *earnings*	**140**	**194**	**203**	**(756)**	**(219)**	142	211	192	201	746
Net (loss) earnings per common share										
Basic ($)	**$ .51**	**$ .71**	**$ .74**	**$ (2.76)**	**$ (.80)**	$ .52	$ .77	$ .70	$ .73	$ 2.72
Diluted ($)	**$ .51**	**$ .71**	**$ .74**	**$ (2.76)**	**$ (.80)**	$ .52	$ .76	$ .70	$ .73	$ 2.71

(1) During 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)"* on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for the prior year have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the Accounting Standards Implemented in 2006 section included in this MD&A.

Sales growth in 2006 was impacted by various factors. Sales growth during the last two quarters of 2006 continued to be negatively impacted by the loss in tobacco sales as discussed previously. Sales and same-store sales in the fourth quarter were higher by approximately 2.0% excluding the loss in tobacco sales. Tobacco sales are not a large earnings contributor. Quarterly same-store sales growth for 2006 improved during the year from a decline of 2.5% in the first quarter to an increase of approximately 1.3% in the fourth quarter. Overall national food price inflation, as measured by CPI, during 2006 was approximately 2.3%. The adverse effects of the 2005 systems conversions and the start-up of the third-party warehouse continued into 2006. Early in 2006, service levels for general merchandise were below expected running rates but improved throughout 2006 with increasing stability. Net retail square footage increased by 1.2 million square feet in 2006 and was more heavily weighted over the last two quarters.

Fluctuations in quarterly net earnings in 2006 reflect the impact of a number of specific charges outlined previously resulting from the ongoing transformative changes. Softening sales in the first quarter of 2006, from continued product supply issues and deliberate delays in program activities, resulted in lost leverage on the fixed components in administrative and operating expenses. In the second, third and fourth quarters, higher store and distribution centre operational costs were incurred to stabilize the flow of product to the stores and additional storage costs were absorbed to quicken the supply chain stabilization process. Fourth quarter performance reflects the adverse impact on operating income of the following:

- Higher inventory shrink of approximately $35 million and higher store labour costs of approximately $20 million;
- An investment of approximately 0.5% in food pricing, resulting in an impact of approximately $30 million;
- Higher general merchandise mark downs in the range of $15 million to $20 million to clear inventory through retail stores;
- A fixed asset impairment charge of $24 million due in part to a decision to suspend plans for a number of sites scheduled for future development; and
- Incremental supply chain costs and information technology investments of approximately $15 million.

Investments in the form of lower food prices continue to be made in specific markets in support of the Company's business strategy to grow sales levels.

Interest expense, relative to 2005, increased marginally in the first half of 2006, but was reasonably consistent with 2005 in the second half of 2006.

The change in the effective income tax rate for 2006 over 2005 was primarily due to the non-cash goodwill impairment charge which is not deductible for income tax, the change in the proportion of taxable income earned across different tax jurisdictions, and a reduction to future income tax expense resulting from a reduction in statutory income tax rates.

During 2006, the Company did not purchase common shares for cancellation pursuant to its NCIB (2005 – 226,100).

8.2 Fourth Quarter Results

The following is a summary of selected consolidated information for the fourth quarter of 2006. This information was prepared in accordance with Canadian GAAP and is reported in Canadian dollars. The analysis of the data contained in the table focuses on the results of operations and changes in the financial condition and cash flows in the fourth quarter.

Selected Consolidated Information for the Fourth Quarter
(unaudited)

($ millions except where otherwise indicated)	2006 (12 weeks)	2005 (12 weeks)
Sales[2]	**$ 6,784**	$ 6,552
Sales excluding the impact of VIEs[1][2]	**6,692**	6,454
Operating (loss) income	**(695)**	394
Adjusted operating income[1]	**286**	441
Interest expense	**60**	61
Income taxes	**2**	132
Net (loss) earnings	**(756)**	201
Net (loss) earnings per common share ($)		
Basic	**(2.76)**	.73
Adjusted basic[1]	**.58**	.94
Diluted	**(2.76)**	.73
Cash flows from (used in):		
Operating activities	**777**	830
Investing activities	**(409)**	(456)
Financing activities	**(267)**	(333)
Dividends declared per common share ($)	**.21**	.21

(1) See Non-GAAP Financial Measures on page 40.

(2) During 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)"* on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for the prior year have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the Accounting Standards Implemented in 2006 section included in this MD&A.

Sales for the fourth quarter of 2006 increased 3.5% or $232 million to $6.8 billion from $6.6 billion reported in the fourth quarter of 2005, including a decrease of 0.2% related to the consolidation of certain independent franchisees.

Sales and Sales Growth Excluding the Impact of VIEs[1]

($ millions except where otherwise indicated)	2006 (12 weeks)	2005[2] (12 weeks)
Total sales	**$ 6,784**	$ 6,552
Less: Sales attributable to the consolidation of VIEs	**92**	98
Sales excluding the impact of VIEs	**$ 6,692**	$ 6,454
Total sales growth	**3.5%**	4.3%
Less: Impact on sales growth attributable to the consolidation of VIEs	**(.2%)**	1.6%
Sales growth excluding the impact of VIEs[1]	**3.7%**	2.7%

(1) See Non-GAAP Financial Measures on page 40.

(2) During 2006, the Company implemented Emerging Issues Committee Abstract 156, "*Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)*" on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for the prior years have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the Accounting Standards Implemented in 2006 section included in this MD&A.

Sales increases were realized across all regions of the country and in all areas of food, general merchandise and drugstore. Fourth quarter same-store sales increased approximately 1.3% when compared to the same period last year. The growth in sales and same-store sales in the quarter is higher by approximately 2.0% excluding the loss in tobacco sales. During the fourth quarter of 2006, 8 new corporate and franchised stores were opened and 4 stores were closed, resulting in a net increase of 0.3 million square feet or 0.6%. The Company's calculation of food price inflation was consistent with the national food price inflation as measured by CPI of approximately 1.5% for the quarter.

During the fourth quarter of 2006, the business focused on on-shelf availability, targeted pricing investments and incremental marketing. The Company experienced some positive sales momentum particularly when the decrease in tobacco sales is excluded. A successful Holiday *Insider's Report* contributed to this improved sales performance.

Operating income for the fourth quarter of 2006 decreased $1.1 billion from the fourth quarter of 2005 to an operating loss of $695 million and operating margin declined to (10.2)% from 6.0% in the comparable period of 2005 due to the effects of the charges described below, all of which have been previously detailed in the Results of Operations section of this MD&A:

- A non-cash goodwill impairment charge of $800 million related to the goodwill established on the acquisition of Provigo Inc. in 1998;
- A one-time charge of $84 million in the fourth quarter related to the ratification of a new four-year collective agreement with members of certain Ontario locals of the UFCW;
- A charge of $68 million in connection with the liquidation process for selected general merchandise inventory reflecting the expected inventory value through liquidation as well as the associated costs of facilitating the disposition incurred to date; and
- A charge of $35 million recorded upon management's approval and announcement of its plans to close 19 underperforming stores in Quebec, mainly within the *Provigo* banner, 8 stores in the Atlantic region, and 24 wholesale outlets. These closures are expected to result in total costs of $54 million.

(1) See Non-GAAP Financial Measures on page 40.

Adjusted operating income[1] in the fourth quarter of 2006 was $286 million compared to $441 million in 2005, resulting in adjusted operating margins[1] of 4.3% and 6.8% respectively. During the fourth quarter of 2006, the Company continued to incur higher than anticipated store and distribution centre operational costs, particularly in higher inventory shrinkage and labour of approximately $35 million and approximately $20 million, respectively. Investments in lower food prices continued into the fourth quarter with an approximate 0.5% investment in food pricing, which resulted in an adverse impact to operating income of approximately $30 million when compared to the same period last year. As the Company continued to manage its inventory levels down to more desirable levels in store backrooms, outside storage and distribution centres, some success was realized in the fourth quarter from the focused clearance pricing of certain categories resulting in higher general merchandise mark downs in the range of $15 million to $20 million from the clearance of inventory through retail stores. Incremental supply chain costs and information technology investments of approximately $15 million were also absorbed in the fourth quarter.

Adjusted EBITDA[1] and EBITDA margin[1] for the fourth quarter were $414 million and 6.2%, respectively. For the comparable period of 2005, adjusted EBITDA[1] and EBITDA margin[1] were $573 million and 8.9%, respectively.

Total interest expense for the fourth quarter was flat compared to that of last year for the same period.

The effective income tax rate for the fourth quarter of 2006 was negative 0.3% compared to 39.6% in 2005. This significant change in the effective income tax rate was due to the non-cash goodwill impairment recorded in the quarter which is not subject to income tax. In addition, the effective income tax rate was impacted by a change in the proportion of taxable income earned across different tax jurisdictions.

Net loss for the quarter was $756 million, a decrease of $957 million from the same period last year. Basic net loss per common share was $2.76, a decrease of $3.49 from a basic net earnings per common share of 73 cents in 2005. Adjusted basic net earnings per common share[1] decreased 36 cents or 38.3% to 58 cents in 2006 from 94 cents in 2005.

Fourth quarter cash flows from operating activities were $777 million in 2006 compared to $830 million in 2005. The decrease was mainly a result of lower net earnings before minority interest. Fourth quarter cash flows used in investing activities were $409 million in 2006 compared to $456 million in 2005. Capital investment for the fourth quarter amounted to $261 million (2005 – $335 million). Fourth quarter cash flows used in financing activities were $267 million in 2006 compared to $333 million in 2005.

9. Management's Certification of Disclosure Controls and Procedures

Management is responsible for designing disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company and its subsidiaries, is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. As required by Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings) of the Canadian Securities Administrators, the Executive Chairman as chief executive officer and the Executive Vice President as chief financial officer have evaluated the effectiveness of such disclosure controls and procedures and have concluded that the Company's disclosure controls and procedures are effective as at December 30, 2006.

(1) See Non-GAAP Financial Measures on page 40.

10. Risks and Risk Management

10.1 Operating Risks and Risk Management

Each year, the Company performs an Enterprise Risk Assessment ("ERA") which identifies the key risks facing the Company and evaluates the risk management effectiveness for each of these risks. The assessment is primarily carried out through interviews with senior management, who assess the potential impact of risks and the likelihood that a negative impact will occur. The results of the ERA are used to prioritize risk management activities, allocate resources effectively and inform overall business direction. The Audit Committee receives a report on the ERA.

A description of the risks and risk management strategies identified by the ERA is included in the operational risks discussed below, any of which has the potential to negatively affect financial performance. The Company has operating and risk management strategies and insurance programs which help to mitigate the potential financial impact of these operating risks.

Industry and Competitive Environment
The retail industry in Canada is a changing and competitive market. Consumer needs drive industry changes, which are impacted by changing demographic and economic trends such as changes in disposable income, ethnic diversity, nutritional awareness and time availability. Customer satisfaction is central to the Company's business. Over the past several years, consumers have demanded more choice, value and convenience. If the Company is ineffective in responding to these demands or ineffective in executing its strategies, its financial performance could be negatively impacted.

The Company monitors its market share and the markets in which it operates, and will adjust its operating strategies, which include, but are not limited to, closing underperforming stores, relocating stores or reformatting them under a different banner, reviewing pricing and adjusting product offerings and marketing programs. The Company's control label program represents a significant competitive advantage because it enhances customer loyalty by offering superior value and provides some protection against national brand pricing strategies.

The Company faces increasing competition from many types of non-traditional competitors, such as mass merchandisers, warehouse clubs, drugstores, limited assortment stores, discount stores, convenience stores and specialty stores, all of which continue to increase their offerings of products typically associated with traditional supermarkets. The Company is also subject to competitive pressures from new entrants into the marketplace and from the expansion of existing competitors, particularly those expanding into the grocery market. These competitors may have extensive resources which will allow them to compete effectively with the Company in the long term. Increased competition could adversely affect the Company's ability to achieve its objectives. The Company's inability to compete effectively with its current or any future competitors could result in, among other things, lessening of market share and lower pricing in response to its competitors' pricing activities. Accordingly, the Company's competitive position and financial performance could be negatively impacted. The Company may not always achieve the expected cost savings and other benefits of its initiatives, which could negatively impact the Company's financial performance.

Change Management
2006 was a year of significant change for the Company. The change in senior management will be followed by changes to the Company's structures and business processes. While these changes are expected to bring benefits to the Company in the form of a more agile and consumer-focused business, success is dependent on management effectively implementing these changes. Ineffective change management may result in disruptions to the operations of the business or affect the ability of the Company to implement and achieve its strategic objectives, due to a lack of clear accountabilities, or cause employees to act in a manner which is inconsistent with Company objectives. Any of these events could negatively impact the Company's performance.

Food Safety and Public Health

The Company is subject to potential liabilities connected with its business operations, including potential exposures associated with product defects, food safety and product handling. Such liabilities may arise in relation to the storage, distribution and display of products and, with respect to the Company's control label products, in relation to the production, packaging and design of products.

A majority of the Company's sales are generated from food products and the Company could be vulnerable in the event of a significant outbreak of food-borne illness or increased public health concerns in connection with certain food products. Such an event could negatively affect the Company's financial performance. Procedures are in place to manage such events, should they occur. These procedures identify risks, provide clear communication to employees and consumers and are aimed at ensuring that potentially harmful products are expeditiously removed from inventory. The ability of these procedures to address such events is dependent on their successful execution. Food safety related liability exposures are insured by the Company's insurance program. In addition, the Company has food safety procedures and programs which address safe food handling and preparation standards. The Company endeavours to employ best practices for the storage and distribution of food products and also actively supports consumer awareness of safe food handling and consumption.

The Company strives to ensure its control label products have informative nutritional labelling so that today's health conscious consumer can make informed choices.

Information Technology

In order to support the current and future requirements of the business in an efficient, cost effective and well-controlled manner, the Company is reliant on information technology systems. These have been assessed by management to need significant upgrading in order to act as an enabler for the business to achieve its operating objectives. These systems are essential in providing management with the appropriate information for decision making, including its key performance indicators. Change management risk and other associated risks will arise from the various information technology projects which will be undertaken to upgrade existing systems and introduce new systems to effectively manage the business going forward. Failure by the Company to appropriately invest in information technology or failure to implement information technology infrastructure in a timely or effective manner may negatively impact the Company's financial performance.

Labour

A significant majority of the Company's store level and distribution centre workforce is unionized. Renegotiating collective agreements might result in work stoppages or slowdowns, which could negatively affect the Company's financial performance, depending on their nature and duration. The Company is willing to accept the short term costs of labour disruption in order to negotiate competitive labour costs and operating conditions for the longer term. Significant labour negotiations took place across the Company in 2006 as 87 collective agreements expired and 64 collective agreements were successfully negotiated which represented a combination of agreements expiring in 2006, those carried over from prior years, and those negotiated early. In 2007, 77 collective agreements affecting approximately 20,000 employees will expire, with the single largest agreement covering approximately 8,600 employees. The Company will also continue to negotiate the 57 collective agreements carried over from 2004, 2005 and 2006. The Company has good relations with its employees and unions and, although it is possible, does not anticipate any unusual difficulties in renegotiating these agreements.

Several of the Company's competitors operate in a non-union environment. These competitors may benefit from lower labour costs and more favourable operating efficiencies, making it more difficult for the Company to compete.

Employee Future Benefit Contributions

While the Company's registered funded defined benefit pension plans are currently adequately funded and returns on pension plan assets are in line with expectations, there is no assurance that this will continue. An extended period of depressed capital markets and low interest rates could require the Company to make contributions to its registered funded defined benefit pension plans in excess of those currently contemplated, which in turn could have a negative effect on its financial performance.

During 2006, the Company contributed $88 million (2005 – $59 million) to its registered funded defined benefit pension plans. During 2007, the Company expects to contribute approximately $75 million to these plans. This estimate may vary subject to actuarial valuations being completed, market performance and regulatory requirements. The Company also expects to make contributions in 2007 to defined contribution pension plans and multi-employer pension plans, as well as benefit payments to the beneficiaries of the unfunded defined benefit pension and other benefit plans.

Multi-Employer Pension Plans

In addition to the Company-sponsored pension plans, the Company participates in various multi-employer pension plans, providing pension benefits in which approximately 41% (2005 – 40%) of employees of the Company and of its independent franchisees participate. The administration of these plans and the investment of their assets are legally controlled by a board of independent trustees generally consisting of an equal number of union and employer representatives. In some circumstances, Loblaw may have a representative on the board of trustees of these multi-employer pension plans. The Company's responsibility to make contributions to these plans is limited by the amounts established pursuant to its collective agreements. Pension cost for these plans is recognized as contributions are due.

Subsequent to year end, the Company was served with an action brought by certain beneficiaries of a multi-employer pension plan in the Superior Court of Ontario. In their claim against the employers and the trustees of the multi-employer pension plan, the plaintiffs claim that assets of the multi-employer pension plan have been mismanaged. The Company is one of the employers affected by the action. One billion dollars of damages are claimed in the action against a total of 17 defendants. In addition, the plaintiffs are seeking to have a representative defendant appointed for the employers of all the members of the multi-employer pension plan. The action is framed as a representative action on behalf of all of the beneficiaries of the multi-employer pension plan. The action is at a very early stage and the Company intends to vigorously defend it. Statements of Defence have not yet been filed.

During 2006, the trustees of a multi-employer pension plan (including an employee who was appointed by the Company) were charged under the Pension Benefits Act (Ontario) by the Superintendent of Financial Services with failure to administer various investments made by the trustees in a manner consistent with the legislation. It is not anticipated that the trial relating to these charges will be scheduled before February, 2008.

Third-Party Service Providers

Certain aspects of the Company's business are significantly affected by third parties. While appropriate contractual arrangements are put in place with these third parties, the Company has no direct influence over how such third parties are managed. It is possible that negative events affecting these third parties could in turn negatively impact the Company's operations and its financial performance.

A large portion of the Company's case-ready meat products are produced by a third party which operates facilities dedicated to Loblaw. The Company's control label products, which are among the most recognized brands in Canada, are manufactured under contract by third-party vendors. In order to preserve the brands' equity, these vendors are held to high standards of quality. The Company also uses third-party logistic services including those in connection with a dedicated warehouse and distribution centre in Pickering, Ontario and third-party common carriers. Any disruption in these services could interrupt the delivery of merchandise to the stores and therefore could negatively impact sales.

President's Choice Financial banking services are provided by a major Canadian chartered bank. *PC* Bank uses third-party service providers to process credit card transactions, operate call centres and monitor credit and fraud for the *President's Choice Financial* MasterCard®. In order to minimize operating risk, *PC* Bank and the Company actively manage and monitor their relationships with all third-party service providers. *PC* Bank has developed a vendor management policy, approved by its Board of Directors, and has established a vendor management team that provides its Board with regular reports on vendor management and risk assessment. *PC Financial* home and auto insurance products are provided by companies within the Aviva Canada group, the Canadian subsidiary of a major international property and casualty insurance provider.

Real Estate

The availability and conditions affecting the acquisition and development of real estate properties may impact the Company's ability to execute its planned real estate program on schedule and, therefore, its ability to achieve its sales targets. Real estate development plans may be contingent on successful negotiation of labour agreements with respect to same-site expansion or redevelopment. As the Company continues to offer general merchandise, on-time execution of the real estate program becomes increasingly important due to significantly longer lead times required for ordering this merchandise. Delays in execution could lead to inventory management issues. The Company maintains a significant portfolio of owned retail real estate and, whenever practical, pursues a strategy of purchasing sites for future store locations. This enhances the Company's operating flexibility by allowing the Company to introduce new departments and services that could be precluded under operating leases. At year end 2006, the Company owned 72% (2005 – 72%) of its corporate store square footage.

Seasonality

The Company's operations as they relate to food, specifically inventory levels, sales volume and product mix, are impacted to some degree by certain holiday periods in the year. Certain general merchandise items are subject to more seasonal fluctuations. As the Company expands and redefines its general merchandise offerings, its operating results may be subject to more seasonal fluctuations.

Excess Inventory

As the Company continues to offer general merchandise, it is possible that certain merchandising programs will result in excess inventory that cannot be sold profitably through the Company's stores. Excess inventory may result in mark downs, shrink or the need to liquidate the inventory, all of which may negatively impact the Company's financial performance. In addition, the Company's current inventory management infrastructure, including its information technology systems, is not efficient in its tracking of inventory through all stages of the supply chain. The Company has implemented procedures and information technology workarounds which provide management with the ability to adequately detect and quantify excess and obsolete inventory. The Company expects to implement new systems in this area to address this risk.

Employee Development and Retention

Effective employee development and succession planning are essential to sustaining the growth and success of the Company. The Company continues to focus on the development of employees at all levels and across all regions. The degree to which the Company is not effective

Corporate Stores Owned vs. Leased
(thousands of sq. ft.)



40,000
30,000
20,000
10,000
0
2002
2003
2004
2005
2006
Owned
Leased

in developing its employees and establishing appropriate succession planning processes could lead to a lack of requisite knowledge, skills and experience which could, in turn, affect its ability to execute its strategies, efficiently run its operations and meet its goals for financial performance.

The tight labour market in Western Canada has created unique challenges to effectively operate stores and distribution centres, thereby affecting the Company's ability to meet its business objectives. The Company has implemented targeted programs to attract the appropriate calibre of employee in a very competitive environment.

The Company has announced a reorganization of some of its functions and an associated reduction of between 800 and 1,000 store support and regional office employees. These actions, if not properly executed, will impact the Company's ability to execute its strategies going forward. These actions will require the Company to address employee engagement in the process and ensure that key employees remain empowered to effectively execute the Company's strategies.

Utility and Fuel Prices
The Company is a significant consumer of electricity, other utilities and fuel. Unanticipated cost increases in these items could negatively affect the Company's financial performance. The Company has entered into contracts with suppliers to fix the price of a portion of its future variable costs associated with electricity and natural gas, and financial contracts to fix a portion of variable costs associated with heating oil requirements for 2007.

Insurance
The Company limits its exposure to risk through a combination of appropriate levels of self-insurance and the purchase of various insurance coverages, including an integrated insurance program. The Company's insurance program is based on various lines and limits of coverage which provides the appropriate level of retained and insured risks. Insurance is arranged on a multi-year basis with reliable, financially stable insurance companies as rated by A.M. Best Company, Inc. The Company combines comprehensive risk management programs and the active management of claims handling and litigation processes by using internal professionals and external technical expertise to manage the risk it retains.

Environmental, Health and Safety
The Company has environmental, health and workplace safety programs in place and has established policies and procedures aimed at ensuring compliance with applicable legislative requirements. To this end, the Company employs environmental risk assessments and audits using internal and external resources together with employee awareness programs throughout its operating locations. The Company endeavours to be socially and environmentally responsible, and recognizes that the competitive pressures for economic growth and cost efficiency must be integrated with sound environmental stewardship and ecological considerations. Environmental protection requirements do not and are not expected to have a material effect on the Company's financial performance.

The Environmental, Health and Safety Committee of the Board receives regular reporting from management, addressing current and potential future issues, identifying new regulatory concerns and related communication efforts. The Company's dedicated Environmental Affairs staff work closely with the operations to help ensure that corporate requirements are met.

Ethical Business Conduct
Any failure of the Company to adhere to its policies, the law or ethical business practices could significantly affect its reputation and brands and could, therefore, negatively impact the Company's financial performance. The Company has adopted a Code of Business Conduct which employees and directors of the Company are required to acknowledge and agree to on a regular basis. The Company has in place an Ethics and Business Conduct Committee which monitors compliance with the Code of Business Conduct and determines how the Company can best ensure it is conducting its business in an ethical manner. The Company has also adopted a Vendor Code of Conduct which outlines its ethical expectations to its vendor community in a number of areas, including social responsibility.

Legal, Taxation and Accounting

Changes to any of the laws, rules, regulations or policies related to the Company's business including the production, processing, preparation, distribution, packaging and labelling of its products could have an adverse impact on its financial and operational performance. In the course of complying with such changes, the Company may incur significant costs. Failure by the Company to fully comply with applicable laws, rules, regulations and policies may subject it to civil or regulatory actions or proceedings, including fines, assessments, injunctions, recalls or seizures, which may have an adverse effect on the Company's financial results.

During 2006, the Government of Ontario passed a new law which prohibits the receipt of rebates paid by manufacturers to pharmacies in respect of interchangeable products and products listed in Ontario's Formulary. Pharmacies are permitted to accept only limited defined professional allowances to be used in compliance with a new Code of Conduct. As a result of this recently enacted legislation, drugstore-related operating income could decrease although the Company is attempting to mitigate some of the impact of these changes. It is possible that similar legislation could be implemented in other provinces which could have a further negative impact.

There can be no assurance that the tax laws and regulations in the jurisdictions affecting the Company will not be changed in a manner which could adversely affect the Company. New accounting pronouncements introduced by appropriate authoritative bodies may also impact the Company's financial results.

Holding Company Structure

Loblaw Companies Limited is a holding company. As such, it does not carry on business directly but does so through its subsidiaries. It has no major source of income or assets of its own, other than the interests it has in its subsidiaries, which are all separate legal entities. Loblaw Companies Limited is therefore financially dependent on dividends and other distributions it receives from its subsidiaries.

10.2 Financial Risks and Risk Management

In the normal course of business, the Company is exposed to financial risks that have the potential to negatively affect its financial performance including financial risks related to changes in foreign currency exchange rates, interest rates and the market price of the Company's common shares. These risks and the actions taken to minimize them are discussed below. The Company is also exposed to credit risk on certain of its financial instruments.

Financial Derivative Instruments

The Company uses over-the-counter financial derivative instruments, specifically cross currency basis swaps, interest rate swaps and equity forwards, to minimize the risks and costs associated with its financing activities and its stock-based compensation plans. The Company maintains treasury centres that operate under policies and guidelines approved by the Board covering funding, investing, equity, foreign currency exchange and interest rate management. The Company's policies and guidelines prevent it from using any financial derivative instrument for trading or speculative purposes. See Notes 1 and 20 to the consolidated financial statements for additional information on the Company's financial derivative instruments.

Foreign Currency Exchange Rate

The Company enters into cross currency basis swaps to manage its current and anticipated exposure to fluctuations in foreign currency exchange rates. The Company's cross currency basis swaps are transactions in which floating interest payments and principal in United States dollars are exchanged against the receipt of floating interest payments and principal in Canadian dollars. These cross currency basis swaps limit the Company's exposure against foreign currency exchange rate fluctuations on a portion of its United States dollar denominated assets, principally cash, cash equivalents and short term investments.

Interest Rate

The Company enters into interest rate swaps to manage its current and anticipated exposure to fluctuations in interest rates and market liquidity. Interest rate swaps are transactions in which the Company exchanges interest flows with a counterparty on a specified notional amount for a predetermined period based on agreed upon fixed and floating interest rates. Notional amounts are not exchanged. The Company monitors market conditions and the impact of interest rate fluctuations on its fixed and floating interest rate exposure mix on an ongoing basis.

Common Share Market Price

The Company enters into equity forwards to manage its exposure to fluctuations in its stock-based compensation cost as a result of changes in the market price of its common shares. These equity forwards change in value as the market price of the underlying common shares changes, which results in a partial offset to fluctuations in the Company's stock-based compensation costs. The partial offset between the Company's stock-based compensation costs and the equity forwards exists as long as the market price of the Company's common shares exceeds the exercise price of employee stock options. As at year end 2006, 4,068,646 stock options had exercise prices which were greater than the market price of the Company's common shares at year end.

Counterparty

Over-the-counter financial derivative instruments are subject to counterparty risk. Counterparty risk arises from the possibility that market changes may affect a counterparty's position unfavourably and that the counterparty defaults on its obligations to the Company. The Company has sought to minimize potential counterparty risk and losses by conducting transactions for its derivative agreements with counterparties that have at minimum a long term "A" credit rating from a recognized credit rating agency and by placing risk adjusted limits on its exposure to any single counterparty for its financial derivative agreements. The Company has internal policies, controls and reporting processes, which require ongoing assessment and corrective action, if necessary, with respect to its derivative transactions. In addition, principal amounts on cross currency basis swaps and equity forwards are each netted by agreement and there is no exposure to loss of the original notional principal amounts on the interest rate swaps and equity forwards.

Credit

The Company's exposure to credit risk relates to the Company's cash equivalents and short term investments, *PC* Bank's credit card receivables and accounts receivable from independent franchisees, associates and independent accounts.

Credit risk associated with the Company's cash equivalents and short term investments results from the possibility that a counterparty may default on the repayment of a security. This risk is mitigated by the established policies and guidelines that require issuers of permissible investments to have at minimum a long term "A" credit rating from a recognized credit rating agency and that specify minimum and maximum exposures to specific issuers.

PC Bank manages the *President's Choice Financial* MasterCard®. *PC* Bank grants credit to its customers on *President's Choice Financial* MasterCard® with the intention of increasing the loyalty of those customers and the Company's profitability. Credit risk results from the potential for loss due to those customers defaulting on their payment obligations. In order to minimize the associated credit risk, *PC* Bank employs stringent credit scoring techniques, actively monitors the credit card portfolio and reviews techniques and technology that can improve the effectiveness of its collection process. In addition, these receivables are dispersed among a large, diversified group of credit card customers.

The Company also has accounts receivable from its independent franchisees, associates and independent accounts, mainly as a result of sales to these customers. The Company actively monitors the balances on an ongoing basis and collects funds from its independent franchisees on a frequent basis in accordance with terms specified in the applicable agreements.

11. Related Party Transactions

The Company's majority shareholder, George Weston Limited and its affiliates ("Weston"), other than the Company, are related parties. It is the Company's policy to conduct all transactions and settle all balances with related parties on market terms and conditions. Related party transactions include:

Inventory Purchases Purchases of inventory from related parties for resale in the distribution network represented approximately 3% (2005 – 3%) of the cost of sales, selling and administrative expenses.

Cost Sharing Agreements Weston has entered into certain contracts with third parties for administrative and corporate services, including telecommunication services and information technology related matters on behalf of the Company. Through cost sharing agreements that have been established between the Company and Weston concerning these costs, the Company has agreed to be responsible to Weston for its proportionate share of the costs incurred on its behalf. Payments by the Company pursuant to these cost sharing agreements were approximately $25 million (2005 – $22 million).

Real Estate Matters The Company leases certain properties from an affiliate of Weston, namely office space for approximately $4 million (2005 – $4 million). During 2006, the Company purchased from an affiliate of Weston a property designated for future development for consideration of $8 million, which was prepaid in accordance with a former ground lease between the parties.

Borrowings/Lendings The Company, from time to time, may borrow from or may lend to Weston on a short term basis at commercial paper rates. There were no such amounts outstanding as at year end.

Income Tax Matters From time to time, the Company and Weston and its affiliates may make elections that are permitted or required under applicable income tax legislation with respect to affiliated corporations and, as a result, may enter into agreements in that regard. These elections and accompanying agreements did not have any material impact on the Company.

Management Agreements The Company, through Glenhuron Bank Limited ("Glenhuron"), a wholly owned subsidiary of the Company, manages certain United States cash, cash equivalents and short term investments for wholly owned non-Canadian subsidiaries of Weston. Management fees are based on market rates and included in interest expense.

Sale of Loan Portfolio During 2005, Glenhuron sold a portfolio of third-party long term loans receivable to a wholly owned subsidiary of Weston. The loans in this portfolio were originally acquired from third-party financial institutions in 2001. This transaction was undertaken by Glenhuron as part of its overall ongoing management of its investment portfolio.

The amount of the cash consideration of U.S.$106 million was based on a fair market value of the loan portfolio and was approximately equal to carrying value. An independent review of the valuation analysis has been obtained by the Company to ensure that Glenhuron's methodology used in arriving at fair market value was reasonable. As at the date of sale, the current portion of this loan portfolio of U.S.$13 million was included in accounts receivable and the long term portion of U.S.$93 million was included in other assets.

Glenhuron has entered into an agreement with a subsidiary of Weston for the administration of the loan portfolio.

12. Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes.

Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that the Company may undertake in the future. Actual results could differ from these estimates.

The estimates and assumptions described in this section depend upon subjective or complex judgments about matters that may be uncertain and changes in these estimates and assumptions could materially impact the consolidated financial statements.

12.1 Inventories

Certain retail store inventories are stated at the lower of cost and estimated net realizable value less normal gross profit margin. Significant estimation or judgment is required in the determination of (i) discount factors used to convert inventory to cost after a physical count at retail has been completed and (ii) estimated inventory losses, or shrinkage, occurring between the last physical inventory count and the balance sheet date.

Inventories counted at retail are converted to cost by applying a discount factor to retail selling prices. This discount factor is determined at a category or department level, is calculated in relation to historical gross margins and is reviewed on a regular basis for reasonableness. Inventory shrinkage, which is calculated as a percentage of sales, is evaluated throughout the year and provides for estimated inventory shortages from the last physical count to the balance sheet date. To the extent that actual losses experienced vary from those estimated, both inventories and operating income may be impacted.

During 2006, the Company decided to proceed with the liquidation of certain inventory, consisting primarily of general merchandise. A charge of $68 million was recorded in 2006 in connection with this liquidation process. Significant estimation or judgment was required in the determination of what is considered excess inventory, estimated recovery values and discounted cost of retail store inventories.

Changes or differences in these estimates may result in changes to inventories on the consolidated balance sheet and a charge or credit to operating income in the consolidated statement of earnings.

12.2 Employee Future Benefits

The cost and accrued benefit plan obligations of the Company's defined benefit pension plans and other benefit plans are accrued based on actuarial valuations which are dependent on assumptions determined by management. These assumptions include the discount rate, the expected long term rate of return on plan assets, the expected growth rate of health care costs, the rate of compensation increase, retirement ages and mortality rates. These assumptions are reviewed annually by management and the Company's actuaries.

The discount rate, the expected long term rate of return on plan assets and the expected growth rate in health care costs are the three most significant assumptions.

The discount rates are based on market interest rates, as at the Company's measurement date of September 30 on a portfolio of Corporate AA bonds with terms to maturity that, on average, match the terms of the accrued benefit plan obligations. The discount rates used to determine the 2006 net cost for defined benefit pension and other benefit plans were 5.25% and 5.2%, respectively, on a weighted average basis, compared to 6.25% and 6.1%, respectively, in 2005. The discount rates used to determine the net 2007 defined benefit pension and other benefit plans costs decreased to 5.0% and 5.0%, respectively and as a result, the Company expects an increase in these costs in 2007.

The expected long term rate of return on plan assets is based on current market conditions, the asset mix, the active management of defined benefit pension plan assets and on historical returns. The Company's defined benefit pension plan assets had a 10 year annualized return of 9.0% as at the 2006 measurement date. The actual annual returns within this 10 year period varied with market conditions. The Company has assumed a 7.75% expected long term rate of return on plan assets in calculating its defined benefit pension plans cost for 2007.

The expected growth rate in health care costs for 2006 was based on external data and the Company's historical trends for health care costs, and in 2007 initial growth rates will be relatively consistent with that of 2006.

Since the three key assumptions discussed above are forward-looking and long term in nature, they are subject to uncertainty and actual results may differ. In accordance with Canadian GAAP, differences between actual experience and the assumptions, as well as the impact of changes in the assumptions, are accumulated as unamortized net actuarial gains or losses and amortized over future periods, affecting the recognized cost of defined benefit pension plans and other benefit plans and the accrued benefit plan obligation in future periods. While the Company believes that its assumptions are appropriate, significant differences in actual experience or significant changes in the Company's assumptions may materially affect its defined benefit pension plans and other benefit plans accrued benefit plan obligations and future cost.

Additional information regarding the Company's pension and other benefit plans, including a sensitivity analysis for changes in key assumptions, is provided in Note 15 to the consolidated financial statements and in the Employee Future Benefit Contributions discussion in the Operating Risks and Risk Management section of this MD&A.

12.3 Goodwill

Goodwill is not amortized and is assessed for impairment at the reporting unit level at least annually. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a more detailed goodwill impairment assessment must be undertaken. A goodwill impairment charge is recognized to the extent that, at the reporting unit level, the carrying value of goodwill exceeds the implied fair value.

The Company determines the fair value using a discounted cash flow model corroborated by other valuation techniques such as market multiples. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with strategic plans presented to the Company's Board. Discount rates are based on an industry weighted average cost of capital. These estimates and assumptions are subject to change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

In 2006, the Company performed the annual goodwill impairment test and it was determined that the carrying value of the goodwill established on the acquisition of Provigo Inc. in 1998 exceeded its respective fair value. As a result, the Company recorded in operating income a non-cash goodwill impairment charge of $800 million relating to this goodwill, which was within its previously disclosed range of $600 million to $900 million. The Company expects no income tax deduction from this non-cash goodwill impairment charge. The determination that the fair value of goodwill was less than its carrying value resulted from a decline in market multiples, both from an industry and Company perspective, and a reduction of fair value as determined using the discounted cash flow methodology, incorporating both current Company and market assumptions, which in combination resulted in the goodwill impairment. This non-cash goodwill impairment charge is expected to be adjusted if necessary in the first half of 2007 and may result in a charge or credit to operating income in the consolidated statement of earnings and in the carrying value of goodwill on the balance sheet.

12.4 Income Taxes

Future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets or liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The calculation of current and future income taxes requires management to make estimates and assumptions and to exercise judgment regarding the financial statement carrying values of assets and liabilities which are subject to accounting estimates inherent in those balances, the interpretation of income tax legislation across various jurisdictions, expectations about future operating results and the timing of reversal of temporary differences and possible audits of tax filings by the regulatory authorities. Management believes it has adequately provided for income taxes based on current available information. Changes or differences in these estimates or assumptions may result in changes to the current or future income taxes on the consolidated balance sheet, a charge or credit to income tax expense in the consolidated statement of earnings and may result in cash payments or receipts.

12.5 Goods and Services Tax and Provincial Sales Taxes

During 2005, the Company recorded a charge relating to an audit and proposed assessment by the Canada Revenue Agency relating to GST on certain products sold on which GST was not appropriately charged and remitted. In light of this proposed assessment, the Company assessed and estimated the potential liabilities for GST and PST in other areas of its operations for various periods. Accordingly, a charge of $40 million was recorded in operating income in 2005. Approximately $1 million was paid in 2006 (2005 – $15 million) and approximately $24 million remains accrued as at December 30, 2006. The ultimate remaining amount paid will depend on the outcome of audits performed by or settlements reached with the various tax authorities, and therefore may differ from this estimate. Management will continue to assess the remaining accrual as progress towards resolution with the various tax authorities is made and will adjust the remaining accrual accordingly. Changes in this accrual may result in a charge or credit to operating income in the consolidated statement of earnings.

12.6 Fixed Assets

Fixed assets to be held and used are reviewed for impairment annually and when events or circumstances indicate that their carrying value exceeds the sum of the undiscounted cash flows expected from their use and eventual disposition. An impairment loss is measured as the amount by which the fixed assets carrying value exceeds the fair value. As discussed in notes 4 and 13 to the consolidated financial statements, the Company recorded fixed asset impairment and accelerated depreciation charges of $32 million (2005 – $7 million) and an additional $27 million (2005 – $14 million) was recorded in restructuring and other charges.

Factors that most significantly influence the impairment assessments and calculations are estimates of future cash flows. The Company uses its internal plans in estimating future cash flows. These plans reflect the Company's current best estimate of future cash flows but may change due to uncertain competitive and economic market conditions or changes in business strategies. Changes or differences in these estimates may result in changes to fixed assets on the consolidated balance sheet and a charge to operating income on the consolidated statement of earnings.

13. Accounting Standards

13.1 Accounting Standards Implemented in 2006

During the year, the Company implemented the following accounting standards issued by the CICA:

- Section 3831, *"Non-Monetary Transactions"*, issued in June 2005, replaces Section 3830 of the same name. The revised standard addresses the measurement and disclosure of non-monetary transactions and defines when an exchange of assets is measured at fair value and when it is measured at the carrying amount. The criterion for the measurement of a non-monetary transaction at fair value is based on whether the non-monetary transaction has commercial substance rather than the culmination of the earnings process under Section 3830. The revised standard is applied to non-monetary transactions initiated in periods beginning after January 1, 2006. The adoption of these new recommendations, on a prospective basis, did not have a material impact on the Company's consolidated financial statements.
- EIC Abstract 156, *"Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)"*, ("EIC 156") issued in September 2005, addresses cash consideration, including sales incentives, given by a vendor to a customer. This consideration is presumed to be a reduction of the selling price of the vendor's products and should therefore be classified as a reduction of sales in the vendor's statement of earnings.

Prior to the implementation of EIC 156, the Company recorded certain sales incentives paid to independent franchisees, associates and independent accounts in cost of sales, selling and administrative expenses on the statement of earnings.

Accordingly, the implementation of EIC 156, on a retroactive basis, resulted in a reduction in both sales and cost of sales, selling and administrative expenses as follows:

	First Quarter (12 weeks)		Second Quarter (12 weeks)		Third Quarter (16 weeks)		Fourth Quarter (12 weeks)		Total (52 weeks)	
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Sales as previously reported	$ 6,124	$ 5,677	$ 6,436	$ 6,069	$ 8,653	$ 8,134	$ 6,588	$ 6,329	$27,801	$26,209
Sales after reclassification	$ 6,060	$ 5,622	$ 6,405	$ 6,036	$ 8,610	$ 8,089	$ 6,552	$ 6,283	$27,627	$26,030
Reclassification between sales and cost of sales, selling and administrative expenses	$ 64	$ 55	$ 31	$ 33	$ 43	$ 45	$ 36	$ 46	$ 174	$ 179

As reclassifications, these changes did not impact net earnings. Operating margins, adjusted operating margins(1) and adjusted EBITDA margins(1) for 2005 have also been recalculated and updated, if applicable, as a result of the change in sales.

- EIC Abstract 157, *"Implicit Variable Interest under AcG-15"*, issued in October 2005, provides new guidance and clarification to the recommendations in AcG-15, with respect to all implicit variable interests held by an enterprise or its related parties. The guidance addresses how implicit variable interests should be included in the assessment as to whether the entity is the primary beneficiary of the VIE. An implicit variable interest is an interest that indirectly absorbs or receives the variability of the entity. The adoption of these recommendations in the first quarter of 2006 did not have a material impact on the Company's consolidated financial statements.
- EIC Abstract 159, *"Conditional Asset Retirement Obligations"*, issued in December 2005, provides guidance on the recognition and measurement of a conditional asset retirement obligation and further clarifies the requirements under Section 3110, *"Asset Requirement Obligations"* such that a conditional asset retirement obligation should be recognized at fair value when the obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. These recommendations were adopted retroactively for the second quarter of 2006 and did not have a material impact on the Company's consolidated financial statements.
- EIC Abstract 162, *"Stock-Based Compensation for Employees eligible to retire before the Vesting date"*, issued in July 2006, requires that stock-based compensation granted to employees eligible to retire should be expensed at the time of grant. The Company's stock-based compensation plans do not continue to vest after retirement, and therefore the adoption of this abstract did not have an impact on the Company's consolidated financial statements.

13.2 Future Accounting Standards

The Company closely monitors new accounting standards to assess the impact, if any, on its consolidated financial statements. In 2007, the Company will be reviewing the implications of the following standards and implementing the recommendations as required:

- The Accounting Standards Board continues to work towards the transition from Canadian GAAP to International Financial Reporting Standards over a five-year period. After this transitional period, Canadian GAAP will cease to exist as a separate, distinct basis of financial reporting. The Company continues to closely monitor the changes resulting from this transition in preparation for the convergence.

Section 3855, *"Financial Instruments – Recognition and Measurement"*, Section 3865, *"Hedges"*, Section 1530, *"Comprehensive Income"*, Section 3861, *"Financial Instruments – Disclosures and Presentation"*, and Section 3251, *"Equity"*, issued in April 2005:

- Section 3855, *"Financial Instruments – Recognition and Measurement"*, establishes guidance for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. The standard requires that financial instruments within scope, including derivatives, be included on the Company's balance sheet and measured, either at fair value or, in limited circumstances, at cost or

(1) See Non-GAAP Financial Measures on page 40.

amortized cost. All financial instruments must be classified into a defined category, namely, held-to-maturity investments, held-for-trading financial assets or financial liabilities, loans and receivables, available-for-sale financial assets, and other financial liabilities. This classification will determine how each instrument is measured and how gains and losses are recognized. Held-for-trading financial assets and financial liabilities are measured at fair value with gains and losses recognized in net income. Financial assets held-to-maturity, loans and receivables and financial liabilities, other than those held-for-trading, are measured at amortized cost using the effective interest method of amortization. Available-for-sale financial assets are measured at fair value, with unrealized gains and losses, including changes in foreign exchange rates, being recognized in other comprehensive income, a new section of shareholders' equity. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market can be measured at cost. The recommendations further define derivatives to include non-financial derivatives and embedded derivatives which meet certain criteria. All derivatives must be classified as held-for-trading unless they are designated in a hedging relationship.

- Section 3865, *"Hedges"*, replaces AcG 13, *"Hedging Relationships"* and the guidance formerly in Section 1650, *"Foreign Currency Translation"* will be replaced by Section 1651 of the same name, such that foreign exchange gains or losses on available-for-sale financial assets be accounted for in other comprehensive income instead of net earnings. The requirements for identification, designation and documentation of hedging relationships remain unchanged. The new guidance addresses the accounting treatment of qualifying hedging relationships and the necessary disclosures. The standard defines three specific hedging relationships, namely, fair value hedges, cash flow hedges, and hedges of a net investment in self-sustaining foreign operations, and defines how the accounting should be performed. Changes in the fair value of hedging derivatives in a fair value hedge are offset in the consolidated statement of earnings against the change in fair value of the asset, liability or cash flow being hedged. In cash flow hedges, the changes in fair value are recorded in other comprehensive income, a new section of shareholders' equity. To the extent the change in fair value of the derivative is not completely offset by the change in fair value of the item it is hedging, the ineffective portion of the hedging relationship is recorded immediately in the consolidated statement of earnings.
- Section 1530, *"Comprehensive Income"* introduces a statement of comprehensive income which will be included in interim and annual financial statements. Comprehensive income is comprised of net income and other comprehensive income, and represents the change in equity during a period from transactions and other events with non-owner sources. Other comprehensive income will include unrealized gains and losses on financial assets that are classified as available-for-sale and changes in fair value of the effective portion of cash flow hedges.
- Section 3861, *"Financial Instruments – Disclosure and Presentation"*, replaces Section 3860 of the same name, and addresses the presentation and disclosure of financial instruments and non-financial derivatives. The main features of these new recommendations revise the requirements to provide accounting policy disclosures and provide new requirements for disclosure on fair value.
- Section 3251, *"Equity"*, replaces Section 3250, *"Surplus"* and establishes standards for the presentation of equity and changes in equity during the reporting period and requires that an enterprise present separately equity components and changes in equity arising from i) net income; ii) other comprehensive income; iii) other changes in retained earnings; iv) changes in contributed surplus; v) changes in share capital; and vi) changes in reserves.

These standards are effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2006. Consequently, the Company will implement them in the first quarter of 2007. The transitional adjustments resulting from these standards will be recognized in the opening balances of retained earnings and other comprehensive income as appropriate. The impact on the consolidated balance sheet will include the recording of the fair value of the interest rate swaps designated in a cash flow hedge. We are determining the impact of these changes based on the transitional guidance within these sections. Prior periods will not be restated.

- Section 1506, *"Accounting Changes"*, issued in July 2006 revises current standards on changes in accounting policy, estimates or errors. An entity is permitted to change an accounting policy only when it results in financial statements that provide reliable and more relevant information or results from a requirement under a primary source of Canadian GAAP. The guidance also addresses how to account for a change in accounting policy, estimate or corrections of errors, and establishes enhanced disclosures about their effects on the financial statements. These recommendations are effective for fiscal years beginning on or after January 1, 2007. The Company will implement these recommendations as required on a prospective basis.

- Section 3862, *"Financial Instruments Disclosure"* and Section 3863, *"Financial Instruments Presentation"*, both issued in December 2006, revise the current standards on financial instrument disclosure and presentation, and place an increased emphasis on disclosures regarding the risks associated with both recognized and unrecognized financial instruments and how these risks are managed. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives and provides additional guidance for classification of financial instruments, from the perspective of the issuer, between liabilities and equity. These recommendations are effective for fiscal years beginning on or after October 1, 2007 and therefore the Company will implement them in the first quarter of 2008.
- Section 1535, *"Capital Disclosures"*, issued in December 2006, establishes guidelines for the disclosure of information regarding a company's capital and how it is managed. Enhanced disclosure with respect to the objectives, policies and processes for managing capital and quantitative disclosures about what a company regards as capital are required. These recommendations are effective for fiscal years beginning on or after October 1, 2007 and therefore the Company will implement them in the first quarter of 2008.
- EIC Abstract 163, *"Determining the variability to be considered in applying AcG-15"*, issued in September 2006, addresses how to assess whether arrangements should be treated as variable interests or considered as creators of variability by a reporting enterprise in applying AcG-15. This abstract is effective for fiscal years beginning on or after January 1, 2007. The Company will implement these recommendations as required on a prospective basis. The Company does not expect the adoption of this abstract to have a material impact on the consolidated financial statements.

14. Outlook

Loblaw has a number of strengths at its core – strong market share and control label products and a strong store network under various store formats with the potential to meet the needs of all Canadians. But as the Company looks forward, it must transition this enterprise into a lean company that is ready and able to compete on all fronts. 2006 marked the beginning of this transition. The Company's main focus going forward is on simplifying its organizational structure, on retailing basics such as on-shelf availability and customer focus, on innovation as a competitive advantage and on executing the Company's growth strategy.

15. Non-GAAP Financial Measures

The Company reports its financial results in accordance with Canadian GAAP. However, the Company has included certain non-GAAP financial measures and ratios which it believes provide useful information to both management and readers of this Annual Report, including this Financial Report, in measuring the financial performance and financial condition of the Company for the reasons set out below. These measures do not have a standardized meaning prescribed by Canadian GAAP and, therefore, may not be comparable to similarly titled measures presented by other publicly traded companies, nor should they be construed as an alternative to other financial measures determined in accordance with Canadian GAAP. For the following tables, the annual non-GAAP financial measures for the years 2006 through to 2002, are for the 52 or 53 weeks ended or as at December 30, 2006; December 31, 2005; January 1, 2005; January 3, 2004; and December 28, 2002, respectively.

Sales and Sales Growth Excluding the Impact of VIEs

These financial measures exclude the impact on sales from the consolidation by the Company of certain independent franchisees which resulted from the implementation of AcG 15 retroactively without restatement effective January 2, 2005. This impact on sales is excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. Both the current and comparative measures reflect the retroactive implementation of EIC 156. A reconciliation of the financial measures to the Canadian GAAP financial measures is included in the table "Sales and Sales Growth Excluding the Impact of VIEs" on pages 8 and 25 of this MD&A.

Adjusted Operating Income and Margin

The following table reconciles adjusted operating income to Canadian GAAP operating income reported in the consolidated *statements* of earnings for the twelve week periods ended December 30, 2006 and December 31, 2005 and the years ended as previously indicated. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted operating income and margin are useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

($ millions)	**2006 (12 weeks)**	2005 (12 weeks)	**2006 (52 weeks)**	2005 (52 weeks)	2004 (52 weeks)	2003 (53 weeks)	2002 (52 weeks)
Operating (loss) income	**$ (695)**	$ 394	**$ 289**	$ 1,401	$ 1,652	$ 1,467	$ 1,303
Add (deduct) impact of the following:							
Goodwill impairment charge	**800**		**800**				
Ontario collective labour agreement	**84**		**84**				
Inventory liquidation	**68**		**68**				
Net effect of stock-based compensation and the associated equity forwards	**(6)**	27	**37**	43		(4)	14
Restructuring and other charges	**35**	6	**44**	86			
Departure entitlement charge			**12**				
Goods and Services Tax and provincial sales taxes				40			
Direct costs associated with supply chain disruptions		10		30			
VIEs		4	**(8)**				
The *Real Canadian Superstore* labour arrangement						25	
Adjusted operating income	**$ 286**	$ 441	**$ 1,326**	$ 1,600	$ 1,652	$ 1,488	$ 1,317

Adjusted operating margin is calculated as adjusted operating income divided by sales excluding the impact of VIEs.

Adjusted EBITDA and Margin

The following table reconciles adjusted earnings before interest, income taxes, depreciation and amortization ("EBITDA") to adjusted operating income which is reconciled to Canadian GAAP operating income reported in the consolidated statements of earnings, in the table above, for the twelve week periods ended December 30, 2006 and December 31, 2005 and the years ended as previously indicated. Adjusted EBITDA is useful to management in assessing the Company's performance of its ongoing operations and its ability to generate cash flows to fund its cash requirements, including the Company's capital investment program.

($ millions)	**2006 (12 weeks)**	2005 (12 weeks)	**2006 (52 weeks)**	2005 (52 weeks)	2004 (52 weeks)	2003 (53 weeks)	2002 (52 weeks)
Adjusting operating income	**$ 286**	$ 441	**$ 1,326**	$ 1,600	$ 1,652	$ 1,488	$ 1,317
Add (deduct) impact of the following:							
Depreciation and amortization	**133**	140	**590**	558	473	393	354
VIE depreciation and amortization	**(5)**	(8)	**(24)**	(26)			
Adjusted EBITDA	**$ 414**	$ 573	**$ 1,892**	$ 2,132	$ 2,125	$ 1,881	$ 1,671

Adjusted EBITDA margin is calculated as adjusted EBITDA divided by sales excluding the impact of VIEs.

Adjusted Net Earnings

Adjusted net earnings can be reconciled to Canadian GAAP net earnings reported in the consolidated statements of earnings by excluding the net earnings impact associated with the items included in the adjusted basic net earnings per common share table below. Adjusted net earnings is useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business. Certain items are excluded from the comparable GAAP measure because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring.

Adjusted Basic Net Earnings per Common Share

The following table reconciles adjusted basic net earnings per common share to Canadian GAAP basic net earnings per common share measures reported in the consolidated statements of earnings for the twelve week periods ended December 30, 2006 and December 31, 2005 and the years ended as previously indicated. Items listed in the reconciliation below are excluded because the Company believes this allows for a more effective analysis of the operating performance of the Company. In addition, they affect the comparability of the financial results and could potentially distort the analysis of trends. The exclusion of these items does not imply they are non-recurring. Adjusted basic net earnings per common share is useful to management in assessing the Company's performance and in making decisions regarding the ongoing operations of its business.

	2006 (12 weeks)	2005 (12 weeks)	**2006 (52 weeks)**	2005 (52 weeks)	2004 (52 weeks)	2003 (53 weeks)	2002 (52 weeks)
Basic net (loss) earnings per common share	**$ (2.76)**	$ .73	**$ (.80)**	$ 2.72	$ 3.53	$ 3.07	$ 2.64
Add (deduct) impact of the following:							
Goodwill impairment charge	**2.92**		**2.92**				
Ontario collective labour agreement	**.20**		**.20**				
Inventory liquidation	**.16**		**.16**				
Net effect of stock-based compensation and the associated equity forwards	**(.02)**	.15	**.17**	.22		(.06)	.04
Restructuring and other charges	**.09**	.01	**.11**	.20			
Departure entitlement charge			**.03**				
Changes in statutory income tax rates		.01	**(.06)**	.01		.03	
Goods and Services Tax and provincial sales taxes				.10			
Direct costs associated with supply chain disruptions		.02		.07			
VIEs	**(.01)**	.02	**(.01)**	.03			
Resolution of certain income tax matters					(.05)		
The *Real Canadian Superstore* labour arrangement						.06	
Adjusted basic net earnings per common share	**$ 0.58**	$ .94	**$ 2.72**	$ 3.35	$ 3.48	$ 3.10	$ 2.68

Net Debt

The following table reconciles net debt used in the net debt to equity ratio to Canadian GAAP measures reported in the consolidated balance sheets as at the years ended as previously indicated. The Company calculates net debt as the sum of long term debt and short term debt less cash, cash equivalents and short term investments. The net debt to equity ratio is useful in assessing the amount of leverage employed.

($ millions)	2006	2005	2004	2003	2002
Bank indebtedness	**$ 1**	$ 30	$ 28	$ 38	$ –
Commercial paper	**647**	436	473	603	533
Long term debt due within one year	**27**	161	216	106	106
Long term debt	**4,212**	4,194	3,935	3,956	3,420
Less: Cash and cash equivalents	**669**	916	549	618	823
Short term investments	**327**	4	275	378	304
Net debt	**$3,891**	$3,901	$3,828	$3,707	$2,932

Free Cash Flow

The following table reconciles free cash flow to Canadian GAAP measures reported in the consolidated cash flow statements as at the years ended as previously indicated. The Company calculates free cash flow as cash flows from operating activities less fixed asset purchases and dividends. The Company believes free cash flow is a useful measure of the Company's cash available for additional funding requirements.

($ millions)	2006	2005	2004	2003	2002
Cash flows from operating activities	**$ 1,180**	$1,489	$1,443	$1,032	$ 998
Less: Fixed asset purchases	**937**	1,156	1,258	1,271	1,079
Dividends	**173**	230	209	198	127
Free cash flow	**$ 70**	$ 103	$ (24)	$ (437)	$ (208)

Total Assets

The following table reconciles total assets used in the return on average total assets to Canadian GAAP measures reported in the consolidated balance sheets as at the years ended as previously indicated. The Company believes the return on average total assets ratio is useful in assessing the performance of its operating assets and therefore excludes cash, cash equivalents and short term investments from the total assets used in the ratio.

($ millions)	2006	2005	2004	2003	2002
Total assets	**$ 13,486**	$13,761	$12,949	$12,113	$11,047
Less: Cash and cash equivalents	**669**	916	549	618	823
Short term investments	**327**	4	275	378	304
Total assets	**$ 12,490**	$12,841	$12,125	$11,117	$ 9,920

16. Additional Information

Additional information about the Company, including its Annual Information Form and other disclosure documents, has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available online at www.sedar.com and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, *President's Choice* Bank.

March 13, 2007
Toronto, Canada

Financial Results

Management's Statement of Responsibility for Financial Reporting

The management of Loblaw Companies Limited is responsible for the preparation, presentation and integrity of the accompanying consolidated financial statements, Management's Discussion and Analysis and all other information in the Annual Report. This responsibility includes the selection and consistent application of appropriate accounting principles and methods in addition to making the judgments and estimates necessary to prepare the consolidated financial statements in accordance with Canadian generally accepted accounting principles. It also includes ensuring that the financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

To provide reasonable assurance that assets are safeguarded and that relevant and reliable financial information is produced, management is required to design a system of internal controls and certify as to the design effectiveness of internal controls over financial reporting. Internal auditors, who are employees of the Company, review and evaluate internal controls on management's behalf. KPMG LLP, whose report follows, were appointed as independent auditors by a vote of the Company's shareholders to audit the consolidated financial statements.

The Board of Directors, acting through an Audit Committee comprised solely of directors who are independent of the Company, is responsible for determining that management fulfills its responsibilities in the preparation of the consolidated financial statements and the financial control of operations. The Audit Committee recommends the independent auditors for appointment by the shareholders. The Audit Committee meets regularly with senior and financial management, internal auditors and the independent auditors to discuss internal controls, auditing activities and financial reporting matters. The independent auditors and internal auditors have unrestricted access to the Audit Committee. These consolidated financial statements and Management's Discussion and Analysis have been approved by the Board of Directors for inclusion in the Annual Report based on the review and recommendation of the Audit Committee.

Toronto, Canada
March 13, 2007

Galen G. Weston
Executive Chairman

Mark Foote
President and Chief Merchandising Officer

Richard P. Mavrinac
Executive Vice President

Independent Auditors' Report

To the Shareholders of Loblaw Companies Limited:

We have audited the consolidated balance sheets of Loblaw Companies Limited as at December 30, 2006 and December 31, 2005 and the consolidated statements of earnings, retained earnings and cash flow for the 52 week years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 30, 2006 and December 31, 2005 and the results of its operations and its cash flow for the years then ended in accordance with Canadian generally accepted accounting principles.

KPMG
Toronto, Canada
March 13, 2007

KPMG LLP
Chartered Accountants

Consolidated Statements of Earnings

For the years ended December 30, 2006 and December 31, 2005 ($ millions except where otherwise indicated)	2006 (52 weeks)	2005 (52 weeks)
Sales (note 2)	$ 28,640	$ 27,627
Operating Expenses		
Cost of sales, selling and administrative expenses (note 2)	26,917	25,542
Depreciation and amortization	590	558
Goodwill impairment (note 3)	800	–
Restructuring and other charges (note 4)	44	86
Goods and Services Tax and provincial sales taxes (note 5)	–	40
	28,351	26,226
Operating Income	289	1,401
Interest Expense (note 7)	259	252
Earnings before Income Taxes	30	1,149
Income Taxes (note 8)	248	400
Net (Loss) Earnings before Minority Interest	(218)	749
Minority Interest	1	3
Net (Loss) Earnings	$ (219)	$ 746
Net (Loss) Earnings per Common Share ($) (note 9)		
Basic	$ (.80)	$ 2.72
Diluted	$ (.80)	$ 2.71

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Retained Earnings

For the years ended December 30, 2006 and December 31, 2005 ($ millions except where otherwise indicated)	2006 (52 weeks)	2005 (52 weeks)
Retained Earnings, Beginning of Year	$ 4,694	$ 4,193
Net (loss) earnings	(219)	746
Premium on common shares purchased for cancellation (note 18)	–	(15)
Dividends declared per common share – 84¢ (2005 – 84¢)	(230)	(230)
Retained Earnings, End of Year	$ 4,245	$ 4,694

See accompanying notes to the consolidated financial statements.

Consolidated Balance Sheets

As at December 30, 2006 and December 31, 2005 ($ millions)	2006	2005
Assets		
Current Assets		
Cash and cash equivalents (note 10)	$ 669	$ 916
Short term investments (note 10)	327	4
Accounts receivable (note 11)	728	656
Inventories (note 12)	2,037	2,020
Income taxes	63	3
Future income taxes (note 8)	85	72
Prepaid expenses and other assets	39	30
Total Current Assets	3,948	3,701
Fixed Assets (note 13)	8,055	7,785
Goodwill (note 3)	794	1,587
Other Assets (note 14)	689	688
Total Assets	$ 13,486	$ 13,761
Liabilities		
Current Liabilities		
Bank indebtedness	$ 1	$ 30
Commercial paper	647	436
Accounts payable and accrued liabilities	2,598	2,535
Long term debt due within one year (note 16)	27	161
Total Current Liabilities	3,273	3,162
Long Term Debt (note 16)	4,212	4,194
Future Income Taxes (note 8)	234	237
Other Liabilities (note 17)	314	271
Minority Interest	12	11
Total Liabilities	8,045	7,875
Shareholders' Equity		
Common Share Capital (note 18)	1,196	1,192
Retained Earnings	4,245	4,694
Total Shareholders' Equity	5,441	5,886
Total Liabilities and Shareholders' Equity	$ 13,486	$ 13,761

See accompanying notes to the consolidated financial statements.

Approved on Behalf of the Board

Galen Weston   Tom C. O'Neill

Galen G. Weston
Director

Thomas C. O'Neill
Director

Consolidated Cash Flow Statements

For the years ended December 30, 2006 and December 31, 2005 ($ millions)	2006 (52 weeks)	2005 (52 weeks)
Operating Activities		
Net (loss) earnings before minority interest	$ (218)	$ 749
Depreciation and amortization	590	558
Goodwill impairment (note 3)	800	–
Restructuring and other charges (note 4)	44	86
Goods and Services Tax and provincial sales taxes (note 5)	–	40
Future income taxes	(18)	90
Change in non-cash working capital	(69)	(51)
Other	51	17
Cash Flows from Operating Activities	1,180	1,489
Investing Activities		
Fixed asset purchases	(937)	(1,156)
Short term investments	(323)	271
Proceeds from fixed asset sales	99	109
Credit card receivables, after securitization (note 11)	(82)	(84)
Franchise investments and other receivables	(18)	53
Other	(47)	(96)
Cash Flows used in Investing Activities	(1,308)	(903)
Financing Activities		
Bank indebtedness	(29)	(17)
Commercial paper	211	(37)
Long term debt (note 16)		
Issued	29	333
Retired	(162)	(240)
Common share capital		
Issued (notes 18 and 19)	4	1
Retired (note 18)	–	(16)
Dividends	(173)	(230)
Other	–	(2)
Cash Flows used in Financing Activities	(120)	(208)
Effect of foreign currency exchange rate changes on cash and cash equivalents (note 10)	1	(31)
Initial impact of variable interest entities (note 2)	–	20
Change in Cash and Cash Equivalents	(247)	367
Cash and Cash Equivalents, Beginning of Year	916	549
Cash and Cash Equivalents, End of Year	$ 669	$ 916

See accompanying notes to the consolidated financial statements.

For the years ended December 30, 2006 and December 31, 2005
($ millions except where otherwise indicated)

Note 1. Summary of Significant Accounting Policies

The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are reported in Canadian dollars.

Basis of Consolidation The consolidated financial statements include the accounts of Loblaw Companies Limited and its subsidiaries, collectively referred to as the "Company" or "Loblaw". The Company's interest in the voting share capital of its subsidiaries is 100%. The Company also consolidates variable interest entities ("VIEs") that are subject to control on a basis other than through ownership of a majority of voting interest (see Note 2).

Fiscal Year The fiscal year of the Company ends on the Saturday closest to December 31. As a result, the Company's fiscal year is usually 52 weeks in duration but includes a 53rd week every 5 to 6 years. The years ended December 30, 2006 and December 31, 2005 each contained 52 weeks.

Revenue Recognition Sales include revenues, net of estimated returns, from customers through corporate stores operated by the Company and independent franchisee stores that are consolidated by the Company pursuant to Accounting Guideline 15, *"Consolidation of Variable Interest Entities"*, ("AcG 15"). In addition, sales include sales to and service fees from associated stores and independent account customers and franchised stores excluding VIE stores. The Company recognizes revenue at the time the sale is made to its customers.

(Loss) Earnings per Share ("EPS") Basic EPS is calculated by dividing the net (loss) earnings available to common shareholders by the weighted average number of common shares outstanding during the year. Diluted EPS is calculated using the treasury stock method, which assumes that all outstanding stock options with an exercise price below the average market price during the year are exercised and the assumed proceeds are used to purchase the Company's common shares at the average market price during the year.

Cash, Cash Equivalents and Bank Indebtedness Cash balances which the Company has the ability and intent to offset are used to reduce reported bank indebtedness. Cash equivalents are highly liquid investments with a maturity of 90 days or less.

Short Term Investments Short term investments are carried at the lower of cost or quoted market value and consist primarily of United States government securities, commercial paper and bank deposits.

Credit Card Receivables The Company, through *President's Choice* Bank ("*PC* Bank"), a wholly owned subsidiary of the Company, has credit card receivables that are stated net of an allowance for credit losses. Credit card receivables, if contractually past due, are not classified as impaired but are fully written off on the earlier of when payments are contractually 180 days in arrears or when the likelihood of collection is considered remote. Interest income on credit card receivables is recorded on an accrual basis and is recognized in operating income.

Allowance for Credit Losses *PC* Bank maintains an allowance for probable credit losses on aggregate exposures for which losses cannot be determined on an item-by-item basis. The allowance is based upon a statistical analysis of past performance, the level of allowance already in place and management's judgment. The allowance for credit losses is deducted from the credit card receivables balance. The net credit loss experience for the year is recognized in operating income.

Securitization *PC* Bank securitizes credit card receivables through the sale of a portion of the total interest in these receivables to independent trusts and does not exercise any control over the trusts' management, administration or assets. The credit card receivables are removed from the consolidated balance sheet when *PC* Bank has surrendered control and are considered sold for accounting purposes pursuant to Accounting Guideline 12, *"Transfers of Receivables"*. When *PC* Bank sells credit card receivables in a securitization transaction, it has a retained interest in the securitized receivables represented by the rights to future cash flows after obligations to investors have been met. Although *PC* Bank remains responsible for servicing all credit card receivables, it does not receive additional compensation for servicing those credit card receivables sold to the trusts and accordingly a service liability is recorded. Gains or losses on the sale of these receivables depends, in part, on the previous carrying amount of receivables involved in the securitization, allocated between the receivables sold and the retained interest, based on their relative fair values at the date of securitization. When quoted market values are not available, the fair values are determined using management's best estimate of the net present value of expected future cash flows using key assumptions for monthly payment rates, weighted average life, expected annual credit losses and discount rates. Any gain or loss on a sale is recognized in operating income at the time of the securitization. The carrying value of retained interests is periodically reviewed and when a decline in value is identified that is other than temporary, the carrying value is written down to fair value.

Vendor Allowances The Company receives allowances from certain of its vendors whose products it purchases for resale. These allowances are received for a variety of buying and/or merchandising activities, including vendor programs such as volume purchase allowances, purchase discounts, listing fees and exclusivity allowances. Consideration received from a vendor is a reduction in the cost of the vendor's products or services and is recognized as a reduction in the cost of sales, selling and administrative expenses and the related inventory when recognized in the consolidated statement of earnings and the consolidated balance sheet. Certain exceptions apply if the consideration is a payment for assets or services delivered to the vendor or for reimbursement of selling costs incurred to promote the vendor's products, provided that certain conditions are met.

Inventories Retail store inventories are stated at the lower of cost and estimated net realizable value less normal gross profit margin. Distribution centre inventories and seasonal general merchandise inventories are stated at the lower of cost and estimated net realizable value. Cost is determined substantially using the first-in, first-out method.

Fixed Assets Fixed assets are recorded at cost including capitalized interest. Depreciation commences when the assets are put into use and is recognized on a straight-line basis to depreciate the cost of these assets over their estimated useful lives. Estimated useful lives range from 20 to 40 years for buildings, 10 years for building improvements and from 3 to 10 years for equipment and fixtures. Leasehold improvements are depreciated over their estimated useful lives and may include renewal options when an improvement is made after inception of the lease to a maximum of 25 years, which approximates economic life. Equipment under capital leases is depreciated over the term of the lease.

Fixed assets are reviewed for impairment when events or changes in circumstances indicate that the carrying value exceeds the sum of the undiscounted future cash flows expected from use and eventual disposal. These events or changes in circumstances include a commitment to close a store or distribution centre or to relocate or convert a store. Fixed assets are also reviewed for impairment annually. For purposes of annually reviewing store assets for impairment, asset groups are reviewed at their lowest level for which identifiable cash flows are largely independent of cash flows of other assets and liabilities. Therefore, store net cash flows are grouped together by primary market areas, where cash flows are largely dependent on each other. Primary markets are regional areas where a number of store formats operate within close proximity to one another. If an indicator of impairment exists, such as sustained negative operating cash flows of the respective asset group, then an estimate of undiscounted future cash flows of each such store within this group is prepared and compared to its carrying value. For purposes of annually reviewing distribution centre assets for impairment, distribution centre net cash flows are grouped with the respective net cash flows of the stores they service. An impairment in the store network serviced by the distribution centre would indicate an impairment in the distribution centre assets as well. If these assets are determined to be impaired, the impairment loss is measured as the excess of the carrying value over fair value. In addition, the carrying value of fixed assets is evaluated whenever events or changes in circumstances indicate that the carrying value of fixed assets may not be recoverable. These events or changes in circumstances include a commitment to close a store or distribution centre or to relocate or convert a store where the carrying value of its assets is greater than the expected undiscounted future cash flows.

Deferred Charges Debt issue costs associated with long term debt are deferred and amortized on a straight-line basis over the term of the respective debt issues. Other deferred charges are amortized over the related assets' estimated useful lives, to a maximum of 15 years.

Goodwill Goodwill represents the excess of the purchase price of a business acquired over the fair value of the underlying net assets acquired at the date of acquisition. Goodwill is not amortized and its carrying value is tested at least annually for impairment. Any impairment in the carrying value of goodwill is recognized in operating income. Additional disclosure regarding the results of the 2006 annual goodwill impairment test is provided in Note 3.

Financial Derivative Instruments The Company uses financial derivative agreements in the form of cross currency basis swaps, interest rate swaps and equity forwards to manage its current and anticipated exposure to fluctuations in foreign currency exchange rates, interest rates and the market price of the Company's common shares. The Company does not enter into financial derivative agreements for trading or speculative purposes.

The Company formally identifies, designates and documents the relationships between hedging instruments and hedged items including cross currency basis swaps and interest rate swaps as cash flow hedges against its exposure to fluctuations in the foreign currency exchange rate and variable interest rates on a portion of its United States dollar denominated assets, principally cash equivalents and short term investments; and interest rate swaps as a cash flow hedge of the variable interest rate exposure on commercial paper. Effectiveness tests are performed to evaluate hedge effectiveness at inception and on an ongoing basis, both retrospectively and prospectively.

Realized and unrealized foreign currency exchange rate adjustments on cross currency basis swaps are offset by realized and unrealized foreign currency exchange rate adjustments on a portion of the Company's United States dollar denominated assets and are recognized in operating income. The cumulative unrealized foreign currency exchange rate receivable or payable is recorded in other assets or other liabilities, respectively. The exchange of interest payments on the cross currency basis swaps and interest rate swaps is recognized on an accrual basis in interest expense. Unrealized gains or losses on the interest rate swaps designated within an effective hedging relationship are not recognized.

Financial derivative instruments not designated within an effective hedging relationship are measured at fair value with changes in fair value recorded in interest expense.

Equity forwards are used to manage exposure to fluctuations in the Company's stock-based compensation cost because they change in value as the market price of the underlying common shares changes. The market price adjustments on the equity forwards are recognized in operating income as gains or losses and the cumulative unrealized gains or losses are recorded in other assets or other liabilities, respectively. Interest on the equity forwards is recognized on an accrual basis in interest expense.

Foreign Currency Translation Assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. Exchange gains or losses arising from the translation of these balances denominated in foreign currencies are recognized in operating income. Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at the average foreign currency exchange rate for the year.

Income Taxes The asset and liability method of accounting is used for income taxes. Under the asset and liability method, future income tax assets and liabilities are recognized for the future income tax consequences attributable to temporary differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in income tax rates is recognized in income tax expense when enacted or substantively enacted. Future income tax assets are evaluated and a valuation allowance, if required, is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

Employee Future Benefits The Company sponsors a number of pension plans including registered funded defined benefit pension plans, defined contribution pension plans and supplemental unfunded arrangements providing pension benefits in excess of statutory limits. The Company also offers certain employee post-retirement and post-employment benefit plans and a long term disability benefit plan. Post-retirement and post-employment benefit plans are not funded, are mainly non-contributory and include health care, life insurance and dental benefits. The Company also contributes to various multi-employer pension plans which provide pension benefits.

Defined Benefit Plans The cost and accrued benefit plan obligations of the Company's defined benefit pension plans and other benefit plans, including post-retirement, post-employment and long term disability benefits, are accrued based on actuarial valuations. The actuarial valuations are determined using the projected benefit method prorated on service and management's best estimate of the expected long term rate of return on plan assets, rate of compensation increase, retirement ages of employees and expected growth rate of health care costs. Actuarial valuations are performed using a September 30 measurement date for accounting purposes. Market values used to value benefit plan assets are as at the measurement date. The discount rate used to value the accrued benefit plan obligation is based on market interest rates as at the measurement date, assuming a portfolio of Corporate AA bonds with terms to maturity that, on average, match the terms of the accrued benefit plan obligation.

Past service costs arising from plan amendments are amortized over the expected average remaining service period of the active employees. The unamortized net actuarial gain or loss that exceeds 10% of the greater of the accrued benefit plan obligation or the fair value of the benefit plan assets at the beginning of the year is amortized over the expected average remaining service period of the active employees for defined benefit pension and post-retirement benefit plans. The unamortized net actuarial gain or loss for post-employment and long term disability benefits is amortized over periods not exceeding three years. The expected average remaining service period of the active employees covered by the defined benefit pension plans ranges from 6 to 17 years, with a weighted average of 13 years. The expected average remaining service period of the employees covered by the post-retirement benefit plans ranges from 6 to 22 years, with a weighted average of 18 years.

The accrued benefit plan asset or liability represents the cumulative difference between the cost and the funding contributions and is recorded in other assets and other liabilities.

Defined Contribution and Multi-Employer Pension Plans The costs of pension benefits for defined contribution pension plans and multi-employer pension plans are expensed as contributions are due.

Stock Option Plan The Company recognizes a compensation cost in operating income and a liability related to employee stock options that allow for settlement in shares or in the share appreciation value in cash at the option of the employee, using the intrinsic value method. Under the intrinsic value method, the stock-based compensation liability is the amount by which the market price of the common shares exceeds the exercise price of the stock options. A year-over-year change in the stock-based compensation liability is recognized in operating income on a prescribed vesting basis.

The Company accounts for stock options issued prior to December 30, 2001 that will be settled by issuing common shares as capital transactions. Consideration paid by employees on the exercise of this type of stock option is credited to common share capital. This type of option was last issued in 2001 and represents approximately 1.0% of all options outstanding at year end.

Restricted Share Unit ("RSU") Plan The Company recognizes a compensation cost in operating income for each RSU granted equal to the market value of a Loblaw common share at the date on which RSUs are awarded to each participant prorated over the performance period and adjusts for changes in the market value until the end of the performance date. The cumulative effect of the change in market value is recognized in operating income in the period of change.

Employee Share Ownership Plan The Company maintains an Employee Share Ownership Plan which allows employees to acquire the Company's common shares through regular payroll deductions of up to 5% of their gross regular earnings. The Company contributes an additional 25% of each employee's contribution to the plan, which is recognized in operating income as a compensation cost when the contribution is made.

Deferred Share Units Members of the Company's Board of Directors may elect annually to receive all or a portion of their annual retainer(s) and fees in the form of deferred share units, which are accounted for using the intrinsic value method. Under the intrinsic value method, the deferred share unit compensation liability is the amount by which the market price of the common shares exceeds the initial value of the deferred share unit. The year-over-year change in the deferred share unit compensation liability is recognized in operating income.

Use of Estimates and Assumptions The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts and disclosures made in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management's historical experience, best knowledge of current events and conditions and activities that may be undertaken in the future. Actual results could differ from these estimates.

Certain estimates, such as those related to valuation of inventories, goodwill, income taxes, Goods and Services Tax and provincial sales taxes, fixed assets and employee future benefits, depend upon subjective or complex judgments about matters that may be uncertain, and changes in those estimates could materially impact the consolidated financial statements.

Comparative Information Certain prior year's information was reclassified to conform with current year's presentation.

Note 2. Implementation of New Accounting Standards

Accounting Standards Implemented in 2006

Effective January 1, 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)"*, ("EIC 156") issued by the Canadian Institute of Chartered Accountants in September 2005. EIC 156 addresses cash consideration, including sales incentives, given by a vendor to a customer. This consideration is presumed to be a reduction of the selling price of the vendor's products and should therefore be classified as a reduction of sales in the vendor's statement of earnings.

Prior to the implementation of EIC 156, the Company recorded certain sales incentives paid to independent franchisees, associates and independent accounts in cost of sales, selling and administrative expenses on the consolidated statements of earnings. Accordingly, the implementation of EIC 156, on a retroactive basis, resulted in a reduction in both sales and cost of sales, selling and administrative expenses of $174 for 2005. As reclassifications, these changes did not impact net earnings.

Accounting Standards Implemented in 2005

Effective January 2, 2005, the Company implemented AcG 15, retroactively without restatement of prior periods and as a result, the Company consolidates entities in which it has control through ownership of a majority of the voting interests as well as all VIEs for which it is the primary beneficiary.

AcG 15 defines a variable interest entity as an entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest. AcG 15 requires the primary beneficiary to consolidate VIEs and considers an entity to be the primary beneficiary of a VIE if it holds variable interests that expose it to a majority of the VIE's expected losses or that entitle it to receive a majority of the VIE's expected residual returns or both.

Upon implementation of AcG 15, the Company identified the following significant VIEs:

Independent Franchisees The Company enters into various forms of franchise agreements that generally require the independent franchisee to purchase inventory from the Company and pay certain fees in exchange for services provided by the Company and for the right to use certain trademarks and licences owned by the Company. Independent franchisees generally lease the land and building from the Company, and when eligible, may obtain financing through a structure involving independent trusts to facilitate the purchase of the majority of their inventory and fixed assets, consisting mainly of fixturing and equipment. These trusts are administered by a major Canadian chartered bank. Under the terms of certain franchise agreements, the Company may also lease equipment to independent franchisees. Independent franchisees may also obtain financing through operating lines of credit with traditional financial institutions or through issuing preferred shares or notes payable to the Company. The Company monitors the financial condition of its independent franchisees and provides for estimated losses or write-downs on its accounts and notes receivable or investments when appropriate. Upon implementation of AcG 15, the Company determined that 121 of its independent franchise stores met the criteria for VIEs that require consolidation by the Company pursuant to AcG 15.

As at year end 2006, 123 (2005 – 123) of the Company's independent franchise stores met the criteria for a VIE and were consolidated pursuant to AcG 15.

Warehouse and Distribution Agreement The Company has entered into a warehouse and distribution agreement with a third party to provide to the Company distribution and warehousing services from a dedicated facility. The Company has no equity interest in this third party; however, the terms of the agreement with the third party are such that the Company has determined that the third party meets the criteria for a VIE that requires consolidation by the Company. As a result of the fee structure agreed to with this third party, the impact of the consolidation of the warehouse and distribution entity was not material.

Accordingly, the Company has included the results of these independent franchisees and this third-party entity that provides distribution and warehousing services in its consolidated financial statements effective January 2, 2005.

An after-tax, one-time charge of $29 (net of income taxes of $12) was recorded upon implementation and resulted mainly from delaying the recognition of vendor monies to when the related inventories of the independent franchisees are sold to their customers, the excess of the independent franchisees' accumulated losses over the allowance for doubtful accounts previously recorded by the Company and the reversal of initial franchise fees initially recognized upon the sale of franchises to third parties.

Independent Trust The Company has also identified that it holds a variable interest, by way of a standby letter of credit, in an independent trust which is used to securitize credit card receivables for *PC* Bank. In these securitizations, *PC* Bank sells a portion of its credit card receivables to the independent trust in exchange for cash. Although this independent trust has been identified as a VIE, it was determined that the Company is not the primary beneficiary and therefore this VIE is not subject to consolidation by the Company. The Company's maximum exposure to loss as a result of its involvement with this independent trust is disclosed in Notes 11 and 21.

The consolidation of these VIEs by the Company does not result in any change to its tax, legal or credit risks, nor does it result in the Company assuming any obligations of these third parties.

Note 3. Goodwill

Goodwill is assessed for impairment at the reporting unit level at least annually. Any potential goodwill impairment is identified by comparing the fair value of a reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, goodwill is considered not to be impaired. If the carrying value of the reporting unit exceeds its fair value, a more detailed goodwill impairment assessment must be undertaken. A goodwill impairment charge is recognized to the extent that, at the reporting unit level, the carrying value of goodwill exceeds the implied fair value.

The Company determines the fair value using a discounted cash flow model corroborated by other valuation techniques such as market multiples. The process of determining these fair values requires management to make estimates and assumptions including, but not limited to projected future sales, earnings and capital investment, discount rates and terminal growth rates. Projected future sales, earnings and capital investment are consistent with strategic plans presented to the Company's Board of Directors. Discount rates are based on an industry weighted average cost of capital. These estimates and assumptions are subject to change in the future due to uncertain competitive and economic market conditions or changes in business strategies.

In 2006, the Company performed the annual goodwill impairment test and it was determined that the carrying value of the goodwill established on the acquisition of Provigo Inc. in 1998 exceeded its respective fair value. As a result, the Company recorded in operating income a non-cash goodwill impairment charge of $800 relating to this goodwill. The Company expects no income tax deduction from this non-cash goodwill impairment charge. The determination that the fair value of goodwill was less than its carrying value resulted from a decline in market multiples, both from an industry and Company perspective, and a reduction of fair value as determined using the discounted cash flow methodology, incorporating both current Company and market assumptions, which in combination resulted in the goodwill impairment. This non-cash goodwill impairment charge is expected to be adjusted if necessary in the first half of 2007 and may result in a charge or credit to operating income in the consolidated statement of earnings and in the carrying value of goodwill on the balance sheet.

In the normal course of business, the Company may acquire from time to time franchisee stores and convert them to corporate stores. In 2006, the Company acquired 7 franchisee businesses (2005 – 7 franchisee businesses). The acquisitions were accounted for using the purchase method of accounting with the results of the business acquired included in the consolidated financial statements from the date of acquisition. The fair value of the net assets acquired consisted of fixed assets of $2 (2005 – nominal), other assets principally inventory of $2 (2005 – $3) and goodwill of $7 (2005 – $3) for cash consideration of $9 (2005 – $5), net of accounts receivable due from the franchisees of $2 (2005 – $1).

The consolidated balance sheet as at year end 2006 includes $4 (2005 – $4) of goodwill of independent franchisees that were consolidated by the Company pursuant to the requirements of AcG 15.

During 2005, the Company reduced goodwill by $41 due to the resolution of certain income tax matters previously accrued for as part of the Provigo Inc. purchase equation.

The following table discloses the changes in goodwill over 2006 and 2005.

	2006	2005
Balance, beginning of year	**$ 1,587**	$ 1,621
Goodwill acquired	**7**	7
Goodwill impairment	**(800)**	–
Other adjustments	–	(41)
Balance, end of year	**$ 794**	$ 1,587

Note 4. Restructuring and Other Charges

Store Operations

During 2006, the Company completed assessments of its store operations, and approved and communicated plans to restructure certain of its store operations. The total restructuring cost under these plans is estimated to be approximately $54. Of the $54 total estimated costs, approximately $10 is attributable to employee termination benefits which include severance resulting from the termination of employees, $25 to fixed asset impairment and accelerated depreciation of assets relating to these restructuring activities and $19 to site closing and other costs including lease obligations. In 2006, the Company recognized $35 of these restructuring costs, which are composed of $9 for employee termination benefits, $25 for fixed asset impairment and accelerated depreciation and $1 for other costs directly associated with those initiatives. The components of the store operations restructuring plan are described below.

As part of a review of the Quebec store operations, the Company approved and communicated a plan in 2006 to close 19 underperforming stores, mainly within the *Provigo* banner. This initiative is expected to be completed during 2007 and the total restructuring cost under this initiative is estimated to be approximately $40, of which $28 was recognized in 2006.

Based on the Company's review of the impact on the Cash & Carry and wholesale club network of the loss in tobacco sales following the decision by a major tobacco supplier to sell directly to certain customers of the Company, the Company approved and communicated a plan in 2006 to close 24 wholesale outlets which were impacted most significantly by this change. This initiative is expected to be completed during 2007 and the total restructuring cost under this initiative is estimated to be approximately $10, of which $6 was recognized in 2006.

As part of a review of the Atlantic store operations, the Company approved and communicated a plan in 2006 to close 8 stores in the Atlantic region. This initiative is expected to be completed during 2007 and the total restructuring cost under this initiative is estimated to be approximately $4, of which $1 was recognized in 2006.

Supply Chain Network

During 2005, the Company approved a comprehensive plan to restructure its supply chain operations nationally. The restructuring plan is now expected to be completed by the first quarter of 2009 and the total restructuring cost under this plan is estimated to be approximately $90. Of the $90 total estimated cost, approximately $57 is attributable to employee termination benefits which include severance and additional pension costs resulting from the termination of employees, $13 to fixed asset impairment and accelerated depreciation of assets relating to this restructuring activity and $20 to site closing and other costs directly attributable to the restructuring plan. In 2006, the Company recognized $8 (2005 – $62) of restructuring costs resulting from this plan which is composed of $4 (2005 – $45) for employee termination benefits resulting from planned involuntary terminations, $2 (2005 – $11) for fixed asset impairment and accelerated depreciation and $2 (2005 – $6) for other costs directly associated with those initiatives.

Office Move and Reorganization of the Operation Support Functions

During 2005, the Company consolidated several administrative and operating offices from across southern Ontario into a new National Head Office and Store Support Centre in Brampton, Ontario and reorganized the merchandising, procurement and operations groups which included the transfer of the general merchandise operations from Calgary, Alberta to the new office. Of the expected $25 of costs related to these initiatives, $24 were recognized in 2005 and $1 was recognized in 2006.

The following table provides a summary of the costs recognized and cash payments made, as well as the corresponding net liability as at December 30, 2006 and December 31, 2005:

	Employee Termination Benefits	Site Closing Costs and Other	Total Net Liability	Fixed Asset Impairment and Accelerated Depreciation	2006 Total	2005 Total
Net liability, beginning of year	$ 41	$ –	$ 41	$ –	$ –	$ –
Costs recognized:						
Store operations	9	1	10	25	35	–
Supply chain network	4	2	6	2	8	62
Office move and reorganization of the operation support functions	–	1	1	–	1	24
	$ 13	$ 4	$ 17	$ 27	$ 44	$ 86
Cash payments:						
Store operations	$ –	$ 1	$ 1		$ 1	$ –
Supply chain network	4	2	6		6	13
Office move and reorganization of the operation support functions	1	1	2		2	18
	$ 5	$ 4	$ 9		$ 9	$ 31
Charges against other assets[1]	$ 9	$ –	$ 9		$ 9	$ –
Net liability, end of year	$ 40	$ –	$ 40		$ 40	$ 41
Recorded in the consolidated balance sheet as follows:						
Other assets[1] (note 15)	$ –		$ –		$ –	$ 9
Accounts payable and accrued liabilities	19		19		19	7
Other liabilities (note 17)	21		21		21	25
Net liability, end of year	$ 40		$ 40		$ 40	$ 41

(1) Represents defined benefit pension plan cost applied to other assets. Charges against other assets relates to the contractual termination benefits cost recognized in 2005 which reduced the accrued benefit plan asset.

Note 5. Goods and Services Tax ("GST") and Provincial Sales Taxes ("PST")

During 2005, the Company recorded a charge relating to an audit and proposed assessment by the Canada Revenue Agency relating to GST on certain products sold on which GST was not appropriately charged and remitted. In light of this proposed assessment, the Company assessed and estimated the potential liabilities for GST and PST in other areas of its operations for various periods. Accordingly, a charge of $40 was recorded in operating income in 2005. Approximately $1 was paid in 2006 (2005 – $15) and approximately $24 remains accrued as at December 30, 2006. The ultimate remaining amount to be paid will depend on the outcome of audits performed by, or settlements reached with the various tax authorities and therefore may differ from this estimate. Management will continue to assess the remaining accrual as progress towards resolution with the various tax authorities is made and will adjust the remaining accrual accordingly.

Note 6. Collective Agreement

During 2006, members of certain Ontario locals of the United Food and Commercial Workers union ratified a new four-year collective agreement. The new agreement enables the Company to convert 44 stores in Ontario to the *Real Canadian Superstore* banner or food stores with equivalent labour economics, and the flexibility to invest in additional store labour where appropriate. As a result of securing this agreement, the Company recognized a one-time charge of $84 in operating income, including a $36 amount due to a multi-employer pension plan and a payment of $38 which was due upon ratification.

Note 7. Interest Expense

	2006	2005
Interest on long term debt	**$ 284**	$ 290
Interest expense (income) on financial derivative instruments	**7**	(6)
Net short term interest	**(11)**	(11)
Capitalized to fixed assets	**(21)**	(21)
Interest expense	**$ 259**	$ 252

Net interest paid in 2006 was $278 (2005 – $263).

Note 8. Income Taxes

The effective income tax rate in the consolidated statements of earnings is reported at a rate different than the weighted average basic Canadian federal and provincial statutory income tax rate for the following reasons:

	2006	2005
Weighted average basic Canadian federal and provincial statutory income tax rate	**33.7%**	34.4%
Net (decrease) increase resulting from:		
Earnings in jurisdictions taxed at rates different from the Canadian statutory income tax rates	**(0.6)**	0.5
Non-taxable amounts	**(1.1)**	(0.7)
Large corporation tax	**–**	0.5
Statutory income tax rate changes on future income tax balances	**(2.1)**	0.3
Successful resolution of certain income tax matters from a previous year and other	**–**	(0.2)
Effective income tax rate before impact of non-deductible goodwill impairment charge	**29.9%**	34.8%
Non-deductible goodwill impairment charge	**796.8**	–
Effective income tax rate	**826.7%**	34.8%

Net income taxes paid in 2006 were $325 (2005 – $387).

The cumulative effects of changes in Canadian federal and certain provincial statutory income tax rates on future income tax assets and liabilities are included in the consolidated financial statements at the time of substantive enactment. Accordingly, in 2006 a $16 reduction to future income tax expense was recognized as a result of the reduction in the Canadian federal and certain provincial statutory income tax rates, compared to a $3 charge to future income tax expense in 2005 as a result of statutory income tax rate changes in certain provinces.

The income tax effects of temporary differences that gave rise to significant portions of the future income tax assets (liabilities) were as follows:

	2006	2005
Accounts payable and accrued liabilities	**$ 55**	$ 55
Other liabilities	**117**	86
Fixed assets	**(278)**	(278)
Other assets	**(103)**	(64)
Losses carried forward (expiring 2026)	**20**	6
Other	**40**	30
Net future income tax liabilities	**$ (149)**	$ (165)

	2006	2005
Recorded in the consolidated balance sheets as follows:		
Current future income tax assets	**$ 85**	$ 72
Non-current future income tax liabilities	**(234)**	(237)
Net future income tax liabilities	**$ (149)**	$ (165)

Note 9. Basic and Diluted Net (Loss) Earnings per Common Share ($, except where otherwise indicated)

	2006	2005
Net (loss) earnings ($ millions)	**$ (219)**	$ 746
Weighted average common shares outstanding (in millions)	**274.1**	274.2
Dilutive effect of stock-based compensation (in millions)	**.2**	.8
Diluted weighted average common shares outstanding (in millions)	**274.3**	275.0
Basic net (loss) earnings per common share	**$ (.80)**	$ 2.72
Dilutive effect of stock-based compensation per common share	**–**	(.01)
Diluted net (loss) earnings per common share	**$ (.80)**	$ 2.71

Stock options outstanding with an exercise price greater than the market price of the Company's common shares at December 30, 2006 were not recognized in the computation of diluted net (loss) earnings per common share. Accordingly, for 2006, 4,027,406 (2005 – 2,254,639) stock options, with a weighted average exercise price of $61.55 (2005 – $69.58) per common share, were excluded from the computation of diluted net (loss) earnings per common share.

Note 10. Cash, Cash Equivalents and Short Term Investments

At year end, the Company had $864 (2005 – $837) in cash, cash equivalents and short term investments held by Glenhuron Bank Limited ("Glenhuron"), a wholly owned subsidiary of the Company in Barbados. The $40 (2005 – $27) of income from cash, cash equivalents and short term investments was recognized in net short term interest.

The Company recognized an unrealized foreign currency exchange gain of $2 (2005 – $31 loss) as a result of translating its United States dollar denominated cash, cash equivalents and short term investments, of which $1 income (2005 – $31 loss) related to cash and cash equivalents. The resulting gain or loss on cash, cash equivalents and short term investments is offset in operating income by the unrealized foreign currency exchange gain on the cross currency basis swaps. A cumulative unrealized foreign currency exchange receivable of $165 (2005 – $168) relating to these swaps is recorded in other assets on the balance sheet.

Note 11. Credit Card Receivables

The Company, through *PC* Bank, securitizes credit card receivables through the sale of a portion of the total interest in these receivables to independent trusts and does not exercise any control over the trusts' management, administration or assets. When *PC* Bank sells credit card receivables in a securitization transaction, it has a retained interest in the securitized receivables represented by the right to future cash flows after obligations to investors have been met. Although *PC* Bank remains responsible for servicing all credit card receivables, it does not receive additional compensation for servicing those credit card receivables sold to the trusts.

During 2006, $240 (2005 – $225) of credit card receivables were securitized through the sale of a portion of the total interest in these receivables to independent trusts, yielding a nominal net loss (2005 – nominal net loss) on the initial sale inclusive of nil (2005 – $1) servicing liability. Servicing liabilities expensed during the year were $14 (2005 – $13) and the fair value at year end of recognized servicing liabilities was $8 (2005 – $8). The trusts' recourse to *PC* Bank's assets is limited to *PC* Bank's retained interests and is further supported by the Company through a standby letter of credit for 9% (2005 – 9%) on a portion of the securitized amount.

	2006	2005
Credit card receivables	$ 1,571	$ 1,257
Amount securitized	(1,250)	(1,010)
Net credit card receivables	$ 321	$ 247
Net credit loss experience	$ 9	$ 5

The net credit loss experience of $9 (2005 – $5) includes $45 (2005 – $33) of credit losses on the total portfolio of credit card receivables net of credit losses of $36 (2005 – $28) relating to securitized credit card receivables. The following table displays the sensitivity of the current fair value of retained interests to an immediate 10% and 20% adverse change in the 2006 key economic assumptions. The sensitivity analysis provided in the table is hypothetical and should be used with caution. The sensitivities of each key assumption have been calculated independently of any changes in other key assumptions. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce the impact of such assumptions.

		Change in Assumptions	
	2006	10%	20%
Carrying value of retained interests	$ 5		
Payment rate (monthly)	44.0%		
Weighted average life (years)	.7		
Expected credit losses (annual)	3.14%	$ (.7)	$ (1.4)
Discount rate applied to residual cash flows (annual)	14.83%	$ (2.4)	$ (4.9)

The details on the cash flows from securitization are as follows:

	2006	2005
Proceeds from new securitizations	$ 240	$ 225
Net cash flows received on retained interests	$ 116	$ 106

In 2006, *PC* Bank restructured its credit card securitization program. Eagle Credit Card Trust ("Eagle"), a previously established independent trust, issued $500 of five year senior notes and subordinated notes due 2011 at a weighted average rate of 4.5% to finance the purchase of credit card receivables previously securitized by *PC* Bank through an independent trust. The subordinated notes provide credit support to those notes which are more senior. *PC* Bank will continue to service the credit card receivables on behalf of Eagle, but will not receive any fee for its servicing obligations and has a retained interest in the securitized receivables represented by the right to future cash flows after obligations to investors have been met. In accordance with Canadian GAAP, the financial statements of Eagle are not consolidated with those of the Company. The restructuring of the portfolio yielded a nominal net loss.

Note 12. Inventory Liquidation

As part of the Company's review of inventory levels, certain excess inventory, primarily general merchandise, was identified.
The Company recognized a charge of $68 in operating income as a result of its decision to proceed with the liquidation of this inventory, reflecting the write-down of inventory to recovery values and the associated costs of facilitating the disposition incurred to date. Additional costs are to be recognized as appropriate criteria are met.

Note 13. Fixed Assets

	2006			2005		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
Properties held for development	$ 500		$ 500	$ 442		$ 442
Properties under development	226		226	231		231
Land	1,699		1,699	1,629		1,629
Buildings	4,955	$ 1,012	3,943	4,579	$ 835	3,744
Equipment and fixtures	3,788	2,475	1,313	3,589	2,207	1,382
Building and leasehold improvements	611	269	342	647	290	357
	11,779	3,756	8,023	11,117	3,332	7,785
Capital leases – buildings and equipment	129	97	32	95	95	–
	$ 11,908	$ 3,853	$ 8,055	$ 11,212	$ 3,427	$ 7,785

Fixed asset impairment and accelerated depreciation charges of $32 (2005 – $7) were recognized in operating income. An additional $27 (2005 – $14) was recognized in restructuring and other charges in 2006 (see Note 4). The fair values were determined using quoted market prices where available, independent offers to purchase where available or prices for similar assets.

Note 14. Other Assets

	2006	2005
Franchise investments and other receivables	$ 195	$ 194
Accrued benefit plan asset (note 15)	182	139
Unrealized equity forwards receivable (note 20)	–	30
Unrealized cross currency basis swaps receivable (notes 10 and 20)	165	168
Deferred charges and other	147	157
	$ 689	$ 688

Note 15. Employee Future Benefits

Pension and Other Benefit Plans

The Company sponsors a number of pension plans, including registered funded defined benefit pension plans, defined contribution pension plans and supplemental unfunded arrangements providing pension benefits in excess of statutory limits. Certain obligations of the Company to these supplemental pension arrangements are secured by a standby letter of credit issued by a major Canadian chartered bank. The Company's defined benefit pension plans are predominantly non-contributory and these benefits are, in general, based on career average earnings.

A new national defined contribution pension plan for salaried employees was introduced by the Company during 2006. All eligible salaried employees were given the option to join this new plan and convert their past accrued pension benefits or to remain in their existing defined benefit pension plans. All new salaried employees will participate only in the new national defined contribution pension plan.

The Company also offers certain employee post-retirement and post-employment benefit plans and a long term disability benefit plan. Post-retirement and post-employment benefit plans are not funded, are mainly non-contributory and include health care, life insurance and dental benefits. Employees eligible for post-retirement benefits are those who retire at certain retirement ages and employees eligible for post-employment benefits are those on long term disability leave. The majority of post-retirement health care plans for current and future retirees include a limit on the total benefits payable by the Company.

The Company also contributes to various multi-employer pension plans that provide pension benefits.

The accrued benefit plan obligations and the fair value of the benefit plan assets were determined using a September 30 measurement date for accounting purposes.

Funding of Pension and Other Benefit Plans

The most recent actuarial valuations of the defined benefit pension plans for funding purposes ("funding valuations") are to be performed as at December 31, 2006 for all plans, except two plans which were as at December 31, 2004. The Company is required to file funding valuations at least every three years; accordingly, the next required funding valuations for the above mentioned plans will be performed no later than December 31, 2009 and 2007, respectively.

Total cash payments made by the Company during 2006, consisting of contributions to funded defined benefit pension plans, defined contribution pension plans, multi-employer pension plans, long term disability benefit plan and benefits paid directly to beneficiaries of the unfunded defined benefit pension plans and unfunded other benefit plans, were $166 (2005 – $134). The Company has accrued $36 relating to a one-time contribution to a multi-employer pension plan (see Note 6).

During 2007, the Company expects to contribute approximately $75 to its registered funded defined benefit pension plans. This estimate may vary subject to the completion of actuarial valuations, market performance and regulatory requirements. The Company also expects to make contributions in 2007 to defined contribution pension plans and multi-employer pension plans as well as benefit payments directly to beneficiaries of the unfunded defined benefit pension plans and unfunded other benefit plans.

Pension and Other Benefit Plans Status

Information on the Company's defined benefit pension plans and other benefit plans, in aggregate, was as follows:

	2006			2005		
	Pension Benefit Plans	Other Benefit Plans[1]	Total	Pension Benefit Plans	Other Benefit Plans[1]	Total
Benefit Plan Assets						
Fair value, beginning of year	$ 944	$ 42	$ 986	$ 838	$ 35	$ 873
Actual return (loss) on plan assets	74	(1)	73	98	2	100
Employer contributions	90	21	111	61	22	83
Employee contributions	2	–	2	2	–	2
Benefits paid	(58)	(18)	(76)	(53)	(17)	(70)
Other	–	–	–	(2)	–	(2)
Fair value, end of year	$ 1,052	$ 44	$ 1,096	$ 944	$ 42	$ 986
Accrued Benefit Plan Obligations						
Balance, beginning of year	$ 1,155	$ 243	$ 1,398	$ 937	$ 181	$ 1,118
Current service cost	50	9	59	37	4	41
Interest cost	62	13	75	60	11	71
Benefits paid	(58)	(18)	(76)	(53)	(17)	(70)
Actuarial loss	55	61	116	173	64	237
Past service costs	–	–	–	–	2	2
Contractual termination benefits[2]	–	–	–	9	–	9
Curtailment gain[3]	–	–	–	(6)	(2)	(8)
Other	(2)	–	(2)	(2)	–	(2)
Balance, end of year	$ 1,262	$ 308	$ 1,570	$ 1,155	$ 243	$ 1,398
Deficit of Plan Assets Versus Plan Obligations	$ (210)	$ (264)	$ (474)	$ (211)	$ (201)	$ (412)
Unamortized past service costs	5	(7)	(2)	6	(7)	(1)
Unamortized net actuarial loss	313	172	485	271	128	399
Net accrued benefit plan asset (liability)	$ 108	$ (99)	$ 9	$ 66	$ (80)	$ (14)
Recorded in the consolidated balance sheets as follows:						
Other assets (note 14)	$ 145	$ 37	$ 182	$ 102	$ 37	$ 139
Other liabilities (note 17)	(37)	(136)	(173)	(36)	(117)	(153)
Net accrued benefit plan asset (liability)	$ 108	$ (99)	$ 9	$ 66	$ (80)	$ (14)

(1) Other benefit plans include post-retirement, post-employment and long term disability benefit plans.

(2) Contractual termination benefits resulted from the 2005 plan to restructure the supply chain operations nationally and were recorded in restructuring and other charges in 2005 (see Note 4).

(3) Certain defined benefit pension plans and other benefit plans affected by the 2005 plan to restructure the supply chain operations nationally were remeasured as at March 31, 2005 and costs subsequent to April 1, 2005 were determined using a discount rate of 5.75%. This resulted in a nominal impact to 2005 net earnings and curtailment gains which were offset against unamortized net actuarial losses for those plans.

Funded Status of Plans in a Deficit

Included in the accrued benefit plan obligations and the fair value of benefit plan assets at year end are the following amounts in respect of plans with accrued benefit plan obligations in excess of benefit plan assets:

	2006		2005	
	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Fair Value of Benefit Plan Assets	$ 1,052	$ 44	$ 944	$ –
Accrued Benefit Plan Obligations	1,262	308	1,155	202
Deficit of Plan Assets versus Plan Obligations	$ 210	$ 264	$ 211	$ 202

Asset Allocations

The benefit plan assets are held in trust and at September 30 consisted of the following asset categories:

Percentage of Plan Assets	2006		2005	
Asset Category	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Equity securities	63%	–%	64%	–%
Debt securities	36%	93%	34%	99%
Cash and cash equivalents	1%	7%	2%	1%
Total	100%	100%	100%	100%

Pension benefit plan assets include securities issued by the Company's majority shareholder, George Weston Limited ("Weston") having a fair value of $3 (2005 – $4) as at September 30. Other benefit plan assets do not include any Weston or Loblaw securities.

Pension and Other Benefit Plans Cost

The total net cost for the Company's benefit plans and multi-employer pension plans was as follows:

	2006		2005	
	Pension Benefit Plans	Other Benefit Plans	Pension Benefit Plans	Other Benefit Plans
Current service cost, net of employee contributions	$ 48	$ 9	$ 35	$ 4
Interest cost on plan obligations	62	13	60	11
Actual (return) loss on plan assets	(74)	1	(98)	(2)
Actuarial loss	55	61	173	64
Past service costs	–	–	–	2
Contractual termination benefits(1)	–	–	9	–
Defined benefit plan cost, before adjustments to recognize the long term nature of employee future benefit costs	91	84	179	79
(Shortfall) excess of actual return over expected return on plan assets	(1)	(4)	30	–
Shortfall of amortized net actuarial loss over actual actuarial loss on accrued benefit obligation	(43)	(40)	(170)	(59)
Excess (shortfall) of amortized past service costs over actual past service costs	1	–	–	(2)
Net defined benefit plan cost	48	40	39	18
Defined contribution plan cost	6	–	6	–
Multi-employer pension plan cost(2)	85	–	45	–
Net benefit plan cost	$ 139	$ 40	$ 90	$ 18
Recognized in the consolidated statements of earnings as follows:				
Pension and other benefit plan costs	$ 139	$ 40	$ 81	$ 18
Restructuring and other charges(1)	–	–	9	–
Net benefit plan cost	$ 139	$ 40	$ 90	$ 18

(1) Contractual termination benefits resulted from the 2005 plan to restructure the supply chain operations nationally and were recorded in restructuring and other charges in 2005 (see Note 4).
(2) Included in 2006 is a $36 amount due relating to a one-time contribution to a multi-employer pension plan (see Note 6).

Plan Assumptions

The significant annual weighted average actuarial assumptions used in calculating the Company's accrued benefit plan obligations as at the measurement date of September 30 and the net defined benefit plan cost for the year were as follows:

	2006		2005	
	Pension Benefit Plans	**Other Benefit Plans**	Pension Benefit Plans	Other Benefit Plans
Accrued Benefit Plan Obligations				
Discount rate	**5.0%**	**5.0%**	5.25%	5.2%
Rate of compensation increase	**3.5%**		3.5%	
Net Defined Benefit Plan Cost				
Discount rate[1]	**5.25%**	**5.2%**	6.25%	6.1%
Expected long term rate of return on plan assets	**8.0%**	**5.0%**	8.0%	5.5%
Rate of compensation increase	**3.5%**		3.5%	

(1) Certain defined benefit pension plans and other benefit plans affected by the 2005 plan to restructure the supply chain operations nationally were remeasured as at March 31, 2005 and costs subsequent to April 1, 2005 were determined using a discount rate of 5.75%. This resulted in a nominal impact to 2005 net earnings and curtailment gains which were offset against unamortized net actuarial losses for those plans.

The growth rate of health care costs, primarily drug and other medical costs for other benefit plans, was estimated at 10.0% (2005 – 10.0%) and is assumed to gradually decrease to 5.0% by 2014 (2005 – 5.0% by 2013), remaining at that level thereafter.

Sensitivity of Key Assumptions

The following table outlines the key assumptions for 2006 and the sensitivity of a 1% change in each of these assumptions on the accrued benefit plan obligations and on the benefit plan cost for defined benefit pension plans and other benefit plans. The table reflects the impact on the current service and interest cost components for the discount rate and expected growth rate of health care costs assumptions.

The sensitivity analysis provided in the table is hypothetical and should be used with caution. The sensitivities of each key assumption have been calculated independently of any changes in other key assumptions. Actual experience may result in changes in a number of key assumptions simultaneously. Changes in one factor may result in changes in another, which could amplify or reduce the impact of such assumptions.

	Pension Benefit Plans		Other Benefit Plans	
	Accrued Benefit Plan Obligations	Benefit Plan Cost[1]	Accrued Benefit Plan Obligations	Benefit Plan Cost[1]
Expected long term rate of return on plan assets		8.0%		5.0%
Impact of: 1% increase	n/a	$ (9)	n/a	$ –
1% decrease	n/a	$ 9	n/a	$ –
Discount rate	5.0%	5.25%	5.0%	5.2%
Impact of: 1% increase	$ (173)	$ (10)	$ (38)	$ (2)
1% decrease	$ 201	$ 10	$ 45	$ 2
Expected growth rate of health care costs[2]			10.0%	10.0%
Impact of: 1% increase	n/a	n/a	$ 35	$ 4
1% decrease	n/a	n/a	$ (30)	$ (3)

n/a – not applicable

(1) Discount rate and expected growth rate of health care costs sensitivity is for current service and interest costs only.

(2) Gradually decreasing to 5.0% by 2014 for the accrued benefit plan obligation and the benefit plan cost, and remaining at that level thereafter.

Note 16. Long Term Debt

	2006	2005
Provigo Inc. Debentures		
Series 1996, 8.70%, due 2006 (i)	$ –	$ 125
Other	–	1
Loblaw Companies Limited Notes		
6.00%, due 2008	**390**	390
5.75%, due 2009	**125**	125
7.10%, due 2010	**300**	300
6.50%, due 2011	**350**	350
5.40%, due 2013	**200**	200
6.00%, due 2014	**100**	100
7.10%, due 2016	**300**	300
6.65%, due 2027	**100**	100
6.45%, due 2028	**200**	200
6.50%, due 2029	**175**	175
11.40%, due 2031		
– principal	**151**	151
– effect of coupon repurchase	**(34)**	(26)
6.85%, due 2032	**200**	200
6.54%, due 2033	**200**	200
8.75%, due 2033	**200**	200
6.05%, due 2034	**200**	200
6.15%, due 2035	**200**	200
5.90%, due 2036 (i)	**300**	300
6.45%, due 2039	**200**	200
7.00%, due 2040	**150**	150
5.86%, due 2043	**55**	55
Other at a weighted average interest rate of 8.69%, due 2007 to 2043	**21**	33
VIE loans payable and capital leases (ii)	**156**	126
Total long term debt	**4,239**	4,355
Less amount due within one year	**27**	161
	$ 4,212	$ 4,194

The five year schedule of repayment of long term debt, inclusive of VIE and other debt, based on maturity is as follows: 2007 – $27; 2008 – $420; 2009 – $148; 2010 – $319; 2011 – $369.

(i) During 2006, the Company repaid its $125 of 8.70% Series 1996 Provigo Inc. Debenture as it matured. During 2005, the Company issued $300 of 5.90% Medium Term Notes ("MTN") due 2036 and $200 of 6.95% MTN matured and was repaid.

(ii) Pursuant to the requirements of AcG 15, the consolidated balance sheet as at December 30, 2006 includes $156 (2005 – $126) of loans payable and capital lease obligations of VIEs consolidated by the Company, $23 (2005 – $23) of which is due within one year.

The loans payable of $124 (2005 – $126) represent financing obtained by eligible independent franchisees through a structure involving independent trusts to facilitate the purchase of the majority of their inventory and fixed assets, consisting mainly of fixturing and equipment. The loans payable, which have an average term to maturity of 8 years (2005 – 7 years), are due and payable on demand under certain predetermined circumstances and are secured through a general security agreement made by the independent franchisees in favour of the independent funding trust. Interest is charged on a floating rate basis and prepayment of the loans may be made without penalty. The independent funding trust within the structure finances its activities through the issuance of short term asset-backed notes to third-party investors. As disclosed in Note 21, a standby letter of credit has been provided by a major Canadian chartered bank for the benefit of the independent funding trust equal to approximately 10% of the total principal amount of the loans outstanding at any point in time. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. In the event of a default by an independent franchisee the independent funding trust may assign the loan to the Company and draw upon the standby letter of credit. No amount has ever been drawn on the standby letter of credit.

Capital lease obligations of $32 (2005 – nil) are included in the consolidated balance sheet as at year end. The capital lease obligations are related to equipment of the third-party VIE that provides distribution and warehousing services. The amount due within one year is $4 (2005 – nil).

Note 17. Other Liabilities

	2006	2005
Accrued benefit plan liability (note 15)	**$ 173**	$ 153
Stock-based compensation (note 19)	**17**	13
Unrealized equity forwards payable (note 20)	**13**	–
Restructuring and other charges (note 4)	**21**	25
Goods and Services Tax and provincial sales tax (note 5)	**14**	16
Other	**76**	64
	$ 314	$ 271

Note 18. Common Share Capital (authorized – unlimited)

The changes in the common shares issued and outstanding during the year were as follows:

	2006		2005	
	Number of Common Shares	**Common Share Capital**	Number of Common Shares	Common Share Capital
Issued and outstanding, beginning of year	**274,054,814**	**$ 1,192**	274,255,914	$ 1,192
Issued for stock options exercised (note 19)	**118,750**	**4**	25,000	1
Purchased for cancellation	**–**	**–**	(226,100)	(1)
Issued and outstanding, end of year	**274,173,564**	**$ 1,196**	274,054,814	$ 1,192
Weighted average outstanding	**274,066,885**		274,183,823	

Normal Course Issuer Bids ("NCIB") During 2006, the Company purchased for cancellation nil of its common shares (2005 – 226,100 for $16).

The Company intends to renew its NCIB to purchase on the Toronto Stock Exchange or enter into equity forwards to purchase up to 5% of its common shares outstanding. The Company, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market price of such shares.

Note 19. Stock-Based Compensation ($, except where otherwise indicated)

The Company maintains various types of stock-based compensation plans, which are described below.

The Company's net stock-based compensation cost recognized in operating income related to its stock option plan and the associated equity forwards and the restricted share unit plan was as follows:

($ millions)	2006	2005
Stock option plan income	**$ (11)**	$ (35)
Equity forwards loss (note 20)	**32**	71
Restricted share unit plan expense	**16**	7
Net stock-based compensation cost	**$ 37**	$ 43

Stock Option Plan The Company maintains a stock option plan for certain employees. Under this plan, the Company may grant options for up to 20.4 million common shares; however, the Company has set a guideline which limits the number of stock option grants to a maximum of 5% of outstanding common shares at any time. Stock options have up to a seven-year term, vest 20% cumulatively on each anniversary date of the grant and are exercisable at the designated common share price, which is 100% of the market price of the Company's common shares on the last trading day prior to the effective date of the grant. Each stock option is exercisable into one common share of the Company at the price specified in the terms of the option, or option holders may elect to receive in cash the share appreciation value equal to the excess of the market price at the date of exercise over the specified option price.

During 2006, the Company granted 189,354 (2005 – 2,247,627) stock options with a weighted average exercise price of $55.30 (2005 – $69.73) per common share under its existing stock option plan, which allows for settlement in shares or in the share appreciation value in cash at the option of the employee.

In 2006, the share appreciation value of $11 million (2005 – $41 million) was paid on the exercise of 815,403 (2005 – 1,135,221) stock options. The Company issued 118,750 (2005 – 25,000) common shares on the exercise of stock options and received cash consideration of $4 million (2005 – $0.9 million) for which it had recorded a stock-based compensation liability of $0.1 million (2005 – $1 million).

At year end, a total of 4,084,646 (2005 – 5,305,422) stock options were outstanding, and represented approximately 1.5% (2005 – 1.9%) of the Company's issued and outstanding common shares, which was within the Company's guideline of 5%. Of the 4,084,646 (2005 – 5,305,422) outstanding options, 4,043,406 (2005 – 5,151,682) relate to stock option grants that allow for settlement in shares or in the share appreciation value in cash at the option of the employee and 41,240 (2005 – 153,740) relate to stock option grants, issued prior to December 30, 2001 that will be settled by issuing common shares.

A summary of the status of the Company's stock option plan and activity was as follows:

	2006		2005	
	Options (number of shares)	Weighted Average Exercise Price/Share	Options (number of shares)	Weighted Average Exercise Price/Share
Outstanding options, beginning of year	**5,305,422**	**$ 56.98**	4,365,958	$ 45.04
Granted	**189,354**	**$ 55.30**	2,247,627	$ 69.73
Exercised	**(934,153)**	**$ 35.18**	(1,160,221)	$ 36.41
Forfeited/cancelled	**(475,977)**	**$ 61.56**	(147,942)	$ 59.49
Outstanding options, end of year	**4,084,646**	**$ 61.36**	5,305,422	$ 56.98
Options exercisable, end of year	**1,544,232**	**$ 57.37**	1,701,050	$ 43.25

	2006 Outstanding Options			2006 Exercisable Options	
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price/Share	Number of Exercisable Options	Weighted Average Exercise Price/Share
$ 43.80 – $ 49.05	**157,240**	**1**	**$ 48.67**	**157,240**	**$ 48.67**
$ 53.60 – $ 55.50	**1,928,006**	**3**	**$ 53.83**	**976,113**	**$ 53.70**
$ 61.95 – $ 72.95	**1,999,400**	**5**	**$ 69.61**	**410,879**	**$ 69.41**

Restricted Share Unit ("RSU") Plan The Company has adopted a RSU plan for certain senior employees. The RSUs entitle employees to a cash payment after the end of each performance period, of up to 3 years, following the date of award. The RSU payment will be an amount equal to the weighted average price of a Loblaw common share on the last three trading days preceding the end of the performance period for the RSUs multiplied by the number of RSUs held by the employee.

During 2006, the Company granted 691,001 (2005 – 393,335) RSUs to 238 (2005 – 236) employees, 211,526 (2005 – 10,151) RSUs were cancelled and 112,707 (2005 – nil) were paid out. At year end, a total of 749,952 (2005 – 383,184) RSUs were outstanding.

Employee Share Ownership Plan ("ESOP") The Company maintains an ESOP which allows employees to acquire the Company's common shares through regular payroll deductions of up to 5% of their gross regular earnings. The Company contributes an additional 25% (2005 – 25%) of each employee's contribution to the plan. The ESOP is administered through a trust which purchases the Company's common shares on the open market on behalf of employees. A compensation cost of $6 million (2005 – $5 million) related to this plan was recognized in operating income.

Deferred Share Units ("DSUs") Plan Members of the Company's Board of Directors may elect annually to receive all or a portion of their annual retainer(s) and fees in the form of DSUs, the value of which is determined by the market price of the Company's common shares at the time the director's annual retainer(s) or fees are earned. Upon termination of Board service, the common shares due to the director, as represented by the DSUs, will be purchased on the open market on the director's behalf. At year end, 44,397 (2005 – 36,666) DSUs were outstanding. The year-over-year change in the deferred share units liability was minimal and was recognized in operating income.

Note 20. Financial Instruments

A summary of the Company's outstanding financial derivative instruments is as follows:

	Notional Amounts Maturing						2006	2005
	2007	2008	2009	2010	2011	Thereafter	Total	Total
Cross currency basis swaps	$ 76	$ 140	$ 31	$ 174	$ 95	$ 544	**$ 1,060**	$ 1,036
Interest rate swaps (receive)/pay		$ 240	$ 140	$ 50	$ 200	$ (150)	**$ 480**	$ 437
Equity forwards				$ 120	$ 34	$ 93	**$ 247**	$ 240

Cross Currency Basis Swaps The Company enters into cross currency basis swaps to hedge its exposure to fluctuations in the foreign currency exchange rate on a portion of its United States dollar denominated assets, principally cash, cash equivalents and short term investments.

The Company entered into cross currency basis swaps to exchange United States dollars for $1.1 billion (2005 – $1.0 billion) Canadian dollars, which mature by 2016. Currency adjustments receivable or payable arising from these swaps are settled in cash on maturity. At year end, a cumulative unrealized foreign currency exchange rate receivable of $165 (2005 – $168) was recorded in other assets.

Interest Rate Swaps The Company enters into interest rate swaps to hedge a portion of its exposure to fluctuations in interest rates. The Company's interest rate swaps convert a net notional $480 (2005 – $437) of its floating rate investments to average fixed rate investments at 4.73% (2005 – 4.76%), which mature by 2013.

Equity Forwards ($) The Company enters into equity forwards to manage its exposure to fluctuations in its stock-based compensation cost as a result of changes in the market price of its common shares. At year end 2006, the Company had cumulative equity forwards to buy 4.8 million (2005 – 4.8 million) of its common shares at a cumulative average forward price of $51.43 (2005 – $50.02) including $6.56 (2005 – $5.15) per common share of interest expense net of dividends that has been recognized in net earnings and will be paid at termination. The equity forwards allow for settlement in cash, common shares or net settlement. The Company has included a cumulative unrealized market loss of $13 million (2005 – gain of $30 million) in other liabilities (2005 – other assets) relating to these equity forwards.

Fair Value of Financial Instruments The fair value of a financial instrument is the estimated amount that the Company would receive or pay to terminate the instrument agreement at the reporting date. The following methods and assumptions were used to estimate the fair value of each type of financial instrument by reference to various market value data and other valuation techniques as appropriate.

The fair values of cash, cash equivalents, short term investments, accounts receivable, bank indebtedness, commercial paper, accounts payable and accrued liabilities approximated their carrying values given their short term maturities.

The fair value of the cross currency basis swaps was estimated based on the market spot exchange rates and forward interest rates and approximated their carrying value.

The fair value of long term debt issues was estimated based on the discounted cash flows of the debt at the Company's estimated incremental borrowing rates for debt of the same remaining maturities.

The fair value of the interest rate swaps was estimated by discounting net cash flows of the swaps at market and forward interest rates for swaps of the same remaining maturities.

The fair value of the equity forwards, which approximated carrying value, was estimated by multiplying the number of the Company's common shares outstanding under the equity forwards by the difference between the market price of its common shares and the average forward price of the outstanding forwards at year end.

	2006		2005	
	Carrying Value	**Estimated Fair Value**	Carrying Value	Estimated Fair Value
Long term debt liability	**$ 4,239**	**$ 4,798**	$ 4,355	$ 5,027
Interest rate swaps net liability	**$ –**	**$ (15)**	$ –	$ (11)

Counterparty Risk The Company may be exposed to losses should any counterparty to its financial derivative agreements fail to fulfill its obligations. The Company has sought to minimize potential counterparty risk and losses by conducting transactions for its derivative agreements with counterparties that have at minimum a long term A credit rating from a recognized credit agency and by placing risk adjusted limits on its exposure to any single counterparty for its financial derivative agreements. The Company has internal policies, controls and reporting processes which require ongoing assessment and corrective action, if necessary, with respect to its derivative transactions. In addition, principal amounts on cross currency basis swaps and equity forwards are each netted by agreement and there is no exposure to loss of the original notional principal amounts on the interest rate swaps and equity forwards.

Credit Risk The Company's exposure to credit risk relates to the Company's cash equivalents and short term investments, *PC* Bank's credit card receivables and accounts receivable from franchisees, associates and independent accounts.

Credit risk associated with the Company's cash equivalents and short term investments results from the possibility that a counterparty may default on the repayment of a security. This risk is mitigated by established policies and guidelines that require issuers of permissible investments to have at minimum a long term A credit rating from a recognized credit rating agency and that specify minimum and maximum exposures to specific issuers.

Credit risk from *PC* Bank's credit card receivables and receivables from franchisees, associates and independents results from the possibility that customers may default on their payment obligation. *PC* Bank manages the credit card receivable risk by employing stringent credit scoring techniques and actively monitoring the credit card portfolio and reviewing techniques and technology that can improve the effectiveness of the collection process. In addition, these receivables are dispersed among a large, diversified group of credit card customers. Accounts receivable from franchisees, associates and independent accounts are actively monitored on an ongoing basis and settled on a frequent basis in accordance with the terms specified in the applicable agreements.

Note 21. Contingencies, Commitments and Guarantees

The Company is involved in and potentially subject to various claims by third parties arising out of the normal course and conduct of its business including, but not limited to, product liability, labour and employment, regulatory and environmental claims. In addition, the Company is involved in and potentially subject to regular audits from federal and provincial tax authorities relating to income, capital and commodity taxes and as a result of these audits may receive assessments and reassessments.

Although such matters cannot be predicted with certainty, management currently considers the Company's exposure to such claims and litigation, to the extent not covered by the Company's insurance policies or otherwise provided for, not to be material to these consolidated financial statements.

There are various operating leases that have been committed to. Future minimum lease payments relating to these operating leases are as follows:

	Payments due by year							
	2007	2008	2009	2010	2011	*Thereafter* to 2049	**2006 Total**	2005 *Total*
Operating lease payments	$ 190	$ 178	$ 156	$ 134	$ 114	$ 720	**$ 1,492**	$ 1,637
Expected sub-lease income	(40)	(34)	(30)	(24)	(17)	(43)	**(188)**	(203)
Net operating lease payments	$ 150	$ 144	$ 126	$ 110	$ 97	$ 677	**$ 1,304**	$ 1,434

At year end, the Company has committed approximately $153 (2005 – $264) with respect to capital investment projects such as the construction, expansion and renovation of buildings and the purchase of real property.

The Company establishes standby letters of credit used in connection with certain obligations mainly related to real estate transactions and benefit programs. The aggregate gross potential liability related to these standby letters of credit is approximately $221 (2005 – $143). Other standby letters of credit related to the financing program for the Company's independent franchisees and securitization of *PC* Bank's credit card receivables have been identified as guarantees and are discussed further in the Guarantees section below.

Guarantees The Company has provided to third parties the following significant guarantees as defined pursuant to Accounting Guideline 14, *"Disclosure of Guarantees"*:

Standby Letters of Credit A standby letter of credit for the benefit of an independent trust with respect to the credit card receivables securitization program of *PC* Bank has been issued by a major Canadian chartered bank. This standby letter of credit could be drawn upon in the event of a major decline in the income flow from or in the value of the securitized credit card receivables. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit. The Company believes that the likelihood of this occurrence is remote. The aggregate gross potential liability under this arrangement, which represents 9% (2005 – 9%) on a portion of the securitized credit card receivables amount, is approximately $68 (2005 – $91) (see Note 11).

A standby letter of credit has been issued by a major Canadian chartered bank in the amount of $44 (2005 – $42) for the benefit of an independent funding trust which provides loans to the Company's franchisees for their purchase of inventory and fixed assets, mainly fixturing and equipment. The amount of the standby letter of credit is equal to approximately 10% of the principal amount of the loans outstanding at any point in time. In the event that an independent franchisee defaults on its loan and the Company has not, within a specified time period, assumed the loan or the default is not otherwise remedied, the independent funding trust may assign the loan to the Company and draw upon this standby letter of credit. The Company has agreed to reimburse the issuing bank for any amount drawn on the standby letter of credit.

Lease Obligations In connection with historical dispositions of certain of its assets, the Company has assigned leases to third parties. The Company remains contingently liable for these lease obligations in the event any of the assignees are in default of their lease obligations. The estimated amount for minimum rent, which does not include other lease related expenses such as property tax and common area maintenance charges, is $111 (2005 – $138).

Indemnification Provisions The Company from time to time enters into agreements in the normal course of its business, such as service and outsourcing arrangements and leases, in connection with business or asset acquisitions or dispositions. These agreements by their nature may provide for indemnification of counterparties. These indemnification provisions may be in connection with breaches of representation and warranty or with future claims for certain liabilities, including liabilities related to tax and environmental matters. The terms of these indemnification provisions vary in duration and may extend for an unlimited period of time. Given the nature of such indemnification provisions, the Company is unable to reasonably estimate its total maximum potential liability as certain indemnification provisions do not provide for a maximum potential amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments in connection with these indemnification provisions.

Legal Proceedings Subsequent to year end, the Company was served with an action brought by certain beneficiaries of a multi-employer pension plan in the Superior Court of Ontario. In their claim against the employers and the trustees of the multi-employer pension plan, the plaintiffs claim that assets of the multi-employer pension plan have been mismanaged. The Company is one of the employers affected by the action. One billion dollars of damages are claimed in the action against a total of 17 defendants. In addition, the plaintiffs are seeking to have a representative defendant appointed for the employers of all the members of the multi-employer pension plan. The action is framed as a representative action on behalf of all the beneficiaries of the multi-employer pension plan. The action is at a very early stage and the Company intends to vigorously defend it. Statements of Defence have not yet been filed.

Note 22. Related Party Transactions

The Company's majority shareholder, George Weston Limited and its affiliates ("Weston"), other than the Company, are related parties. It is the Company's policy to conduct all transactions and settle all balances with related parties on market terms and conditions. Related party transactions include:

Inventory Purchases Purchases of inventory from related parties for resale in the distribution network represented approximately 3% (2005 – 3%) of the cost of sales, selling and administrative expenses. The intercompany payable relating to this inventory, outstanding at year end, is recorded in accounts payable and accrued liabilities.

Cost Sharing Agreements Weston has entered into certain contracts with third parties for administrative and corporate services, including telecommunication services and information technology related matters on behalf of the Company. Through cost sharing agreements that have been established between the Company and Weston concerning these costs, the Company has agreed to be responsible to Weston for its proportionate share of the costs incurred on its behalf. Payments by the Company pursuant to these cost sharing agreements were approximately $25 (2005 – $22).

Real Estate Matters The Company leases certain properties from an affiliate of Weston, namely office space for approximately $4 (2005 – $4). During 2006, the Company purchased from an affiliate of Weston a property designated for future development for consideration of $8, which was prepaid in accordance with a former ground lease between the parties.

Borrowings/Lendings The Company, from time to time, may borrow from or may lend to Weston on a short term basis at commercial paper rates. There were no such amounts outstanding as at year end.

Income Tax Matters From time to time, the Company and Weston and its affiliates may make elections that are permitted or required under applicable income tax legislation with respect to affiliated corporations and, as a result, may enter into agreements in that regard. These elections and accompanying agreements did not have any material impact on the Company.

Management Agreements The Company, through Glenhuron, manages certain United States cash, cash equivalents and short term investments for wholly owned non-Canadian subsidiaries of Weston. Management fees are based on market rates and included in interest expense.

Sale of Loan Portfolio During 2005, Glenhuron sold a portfolio of third-party long term loans receivable to a wholly owned subsidiary of Weston. The loans in this portfolio were originally acquired from third-party financial institutions in 2001. This transaction was undertaken by Glenhuron as part of its overall ongoing management of its investment portfolio.

The amount of the cash consideration of U.S. $106 was based on a fair market value of the loan portfolio and was approximately equal to carrying value. An independent review of the valuation analysis has been obtained by the Company to ensure that Glenhuron's methodology used in arriving at fair market value was reasonable. As at the date of sale, the current portion of this loan portfolio of U.S. $13 was included in accounts receivable and the long term portion of U.S. $93 was included in other assets.

Glenhuron has entered into an agreement with a subsidiary of Weston for the administration of the loan portfolio.

Note 23. Subsequent Event

Subsequent to year end, the Company approved and announced the restructuring of its merchandising and store operations into more streamlined functions. Costs of this restructuring including severance, retention and other costs are expected to be in the range of $150 to $200, the substantial portion to be recorded in the first half of 2007.

Note 24. Other Information

Segment Information The only reportable operating segment is merchandising, which includes primarily food as well as general merchandise and drugstore products and services. All sales to external parties were generated in Canada and all fixed assets and goodwill were attributable to Canadian operations.

Five Year Summary[1]

Year[2] ($ millions except where otherwise indicated)	2006	2005	2004	2003	2002
Operating Results					
Sales[4]	**28,640**	27,627	26,030	25,066	22,953
Sales excluding the impact of VIEs[3][4]	**28,257**	27,212	26,030	25,066	22,953
Adjusted EBITDA[3]	**1,892**	2,132	2,125	1,881	1,671
Operating income	**289**	1,401	1,652	1,467	1,303
Adjusted operating income[3]	**1,326**	1,600	1,652	1,488	1,317
Interest expense	**259**	252	239	196	161
Net (loss) earnings	**(219)**	746	968	845	728
Financial Position					
Working capital	**675**	539	290	356	320
Fixed assets	**8,055**	7,785	7,113	6,390	5,557
Goodwill	**794**	1,587	1,621	1,607	1,599
Total assets	**13,486**	13,761	12,949	12,113	11,047
Net debt[3]	**3,891**	3,901	3,828	3,707	2,932
Shareholders' equity	**5,441**	5,886	5,414	4,690	4,082
Cash Flow					
Cash flows from operating activities	**1,180**	1,489	1,443	1,032	998
Free cash flow[3]	**70**	103	(24)	(437)	(208)
Capital investment	**937**	1,156	1,258	1,271	1,079
Per Common Share ($)					
Basic net (loss) earnings	**(.80)**	2.72	3.53	3.07	2.64
Adjusted basic net earnings[3]	**2.72**	3.35	3.48	3.10	2.68
Dividend rate at year end	**.84**	.84	.76	.60	.48
Cash flows from operating activities	**4.31**	5.43	5.26	3.75	3.61
Capital investment	**3.42**	4.22	4.59	4.62	3.91
Book value	**19.85**	21.48	19.74	17.07	14.79
Market price at year end	**48.79**	56.37	72.02	67.85	54.00
Financial Ratios					
Adjusted EBITDA margin (%)[3]	**6.7**	7.8	8.2	7.5	7.3
Operating margin (%)	**1.0**	5.1	6.3	5.9	5.7
Adjusted operating margin (%)[3]	**4.7**	5.9	6.3	5.9	5.7
Return on average total assets (%)[3]	**2.3**	11.2	14.2	13.9	13.8
Return on average shareholders' equity (%)	**(3.9)**	13.2	19.2	19.3	19.0
Interest coverage	**1.0**	5.1	6.4	6.4	6.8
Net debt[3] to equity	**.72**	.66	.71	.79	.72
Cash flows from operating activities to net debt[3]	**.30**	.38	.38	.28	.34
Price/net earnings ratio at year end	**(61.0)**	20.7	20.4	22.1	20.5
Market/book ratio at year end	**2.5**	2.6	3.6	4.0	3.7

(1) For financial definitions and ratios refer to the Glossary of Terms on page 80.
(2) 2003 was a 53 week year.
(3) See Non-GAAP Financial Measures on page 40.
(4) During 2006, the Company implemented Emerging Issues Committee Abstract 156, *"Accounting by a Vendor for Consideration Given to a Customer (Including a Reseller of the Vendor's Products)"* on a retroactive basis. Accordingly certain sales incentives paid to independent franchisees, associates and independent accounts for prior years have been reclassified between sales and cost of sales, selling and administrative expenses. For a further discussion, see the Accounting Standards Implemented in 2006 section in the Management's Discussion and Analysis of this Financial Report.
(5) Certain prior years' information was reclassified to conform with current year's presentation.

Shareholders' Equity and Net Debt[1]
($ millions)



$5,000
4,500
3,000
1,500
0
2002
2003[2]
2004
2005
2006
Shareholders' Equity
Net Debt[1]

Cash Flows from Operating Activities and Capital Investment
($ millions)



$1,500
1,125
750
375
0
2002
2003[2]
2004
2005
2006
Cash Flows from Operating Activities
Capital Investment

Basic Net (Loss) Earnings and Adjusted Basic Net Earnings per Common Share[3]
($)



$3.60
2.50
1.40
.30
(.80)
2002
2003[2]
2004
2005
2006
Basic Net (Loss) Earnings per Common Share
Adjusted Basic Net Earnings per Common Share[3]

Common Share Market Price Range
($)



$84
63
42
21
0
2002
2003[2]
2004
2005
2006
Common Share Market Price Range

Glossary of Terms

Term	Definition
Adjusted basic net earnings per common share	Basic net earnings per common share adjusted for items that affect the comparability of the financial results and are not a result of ongoing operations (see Non-GAAP Financial Measures on page 40).
Adjusted EBITDA	Adjusted operating income before depreciation and amortization (see Non-GAAP Financial Measures on page 40).
Adjusted EBITDA margin	Adjusted EBITDA divided by sales excluding the impact of VIEs (see Non-GAAP Financial Measures on page 40).
Adjusted net earnings	Net earnings adjusted for items that affect the comparability of the financial results and are not a result of ongoing operations (see Non-GAAP Financial Measures on page 40).
Adjusted operating income	Operating income adjusted for items that affect the comparability of the financial results and are not a result of ongoing operations (see Non-GAAP Financial Measures on page 40).
Adjusted operating margin	Adjusted operating income divided by sales excluding the impact of VIEs (see Non-GAAP Financial Measures on page 40).
Annual Report	For 2006, the Annual Report consists of the Annual Summary and the Financial Report.
Basic net (loss) earnings per common share	Net (loss) earnings available to common shareholders divided by the weighted average number of common shares outstanding during the year.
Book value per common share	Shareholders' equity divided by the number of common shares outstanding at year end.
Capital investment	Fixed asset purchases.
Capital investment per common share	Capital investment divided by the weighted average number of common shares outstanding during the year.
Cash flows from operating activities per common share	Cash flows from operating activities divided by the weighted average number of common shares outstanding during the year.
Cash flows from operating activities to net debt	Cash flows from operating activities divided by net debt.
Control label	A brand and associated trademark that is owned by the Company for use in connection with its own products and services.
Conversion	A store that changes from one Company banner to another Company banner.
Corporate stores sales per average square foot	Sales by corporate stores divided by the average corporate stores' square footage at year end.
Diluted net (loss) earnings per common share	Net (loss) earnings available to common shareholders divided by the weighted average number of common shares outstanding during the period minus the dilutive impact of outstanding stock option grants at period end.
Dividend rate per common share at year end	Dividend per common share declared in the fourth quarter multiplied by four.
Free cash flow	Cash flows from operating activities less fixed asset purchases and dividends (see Non-GAAP Financial Measures on page 40).
Gross margin	Sales less cost of sales and inventory shrinkage divided by sales.
Interest coverage	Operating income divided by interest expense adding back interest capitalized to fixed assets.

Term	Definition
Major expansion	Expansion of a store that results in an increase in square footage that is greater than 25% of the square footage of the store prior to the expansion.
Market/book ratio at year end	Market price per common share at year end divided by book value per common share at year end.
Minor expansion	Expansion of a store that results in an increase in square footage that is less than or equal to 25% of the square footage of the store prior to the expansion.
Net debt	Bank indebtedness, commercial paper, long term debt due within one year, long term debt and debt equivalents less cash, cash equivalents and short term investments (see Non-GAAP Financial Measures on page 40).
Net debt to equity	Net debt divided by total shareholders' equity.
New store	A newly constructed store, conversion or major expansion.
Operating income	Earnings before interest expense and income taxes.
Operating margin	Operating income divided by sales.
Price/net (loss) earnings ratio at year end	Market price per common share at year end divided by basic net (loss) earnings per common share for the year.
Renovation	A capital investment in a store resulting in no change to the store square footage.
Retail sales	Combined sales of stores owned by the Company and those owned by the Company's independent franchisees.
Retail square footage	Retail square footage includes corporate and independent franchised stores.
Return on average total assets	Operating income divided by average total assets excluding cash, cash equivalents and short term investments (see Non-GAAP Financial Measures on page 40).
Return on average shareholders' equity	Net (loss) earnings available to common shareholders divided by average total common shareholders' equity.
Sales excluding the impact of VIEs	Total sales less sales attributable to the consolidation of VIEs pursuant to AcG 15 (see Non-GAAP Financial Measures on page 40).
Same-store sales	Retail sales from the same physical location for stores in operation in that location in both periods being compared but excluding sales from a store that has undergone a conversion or major expansion in the period.
Variable interest entity ("VIE")	An entity that either does not have sufficient equity at risk to finance its activities without subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest (see Note 2 to the consolidated financial statements).
Weighted average common shares outstanding	The number of common shares outstanding determined by relating the portion of time within the year the common shares were outstanding to the total time in that year.
Working capital	Total current assets less total current liabilities.
Year	A fiscal year ends on the Saturday closest to December 31, usually 52 weeks in duration, but includes 53 weeks every 5 to 6 years. The year ended January 3, 2004 contained 53 weeks.

Shareholder and Corporate Information

National Head Office and Store Support Centre
Loblaw Companies Limited
1 President's Choice Circle
Brampton, Canada
L6Y 5S5
Tel: (905) 459-2500
Fax: (905) 861-2206
Internet: www.loblaw.ca

Stock Exchange Listing and Symbol
The Company's common shares are listed on the Toronto Stock Exchange and trade under the symbol "L".

Common Shares
63% of the Company's common shares are owned beneficially by W. Galen Weston and George Weston Limited.

At year end 2006 there were 274,173,564 common shares issued and outstanding, 5,696 registered common shareholders and 100,744,229 common shares available for public trading.

The average daily trading volume of the Company's common shares for 2006 was 382,410.

Common Dividend Policy
It is the Company's policy to maintain a dividend payment equal to approximately 20% to 25% of the prior year's adjusted basic net earnings per common share.(1)

Common Dividend Dates
The declaration and payment of quarterly dividends are made subject to approval by the Board of Directors. The anticipated record and payment dates for 2007 are:

Record Date	Payment Date
March 15	April 1
June 15	July 1
Sept. 15	Oct. 1
Dec. 15	Dec. 30

Normal Course Issuer Bid
The Company has a Normal Course Issuer Bid on the Toronto Stock Exchange.

Value of Common Shares
For capital gains purposes, the valuation day (December 22, 1971) cost base for the Company is $0.958 per common share. The value on February 22, 1994 was $7.67 per common share.

Registrar and Transfer Agent
Computershare Investor Services Inc.
100 University Avenue
Toronto, Canada
M5J 2Y1
Tel: (416) 263-9200
Toll free: 1-800-663-9097
Fax: (416) 263-9394
Toll free fax: 1-888-453-0330

To change your address, eliminate multiple mailings, or for other shareholder account inquiries, please contact Computershare Investor Services Inc.

Independent Auditors
KPMG LLP
Chartered Accountants
Toronto, Canada

Annual and Special Meeting
Loblaw Companies Limited Annual and Special Meeting of Shareholders will be held on Tuesday, May 1, 2007 at 11:00 a.m. at Maple Leaf Gardens, 60 Carlton Street, Toronto, Canada.

Trademarks
Loblaw Companies Limited and its subsidiaries own a number of trademarks. Several subsidiaries are licensees of additional trademarks. These trademarks are the exclusive property of Loblaw Companies Limited or the licensor and where used in this report are in italics.

Investor Relations
Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Senior Vice President, Financial Services and Investor Relations at the Company's National Head Office or by e-mail at investor@loblaw.ca

Additional financial information has been filed electronically with various securities regulators in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR) and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, President's Choice Bank. The Company holds an analyst call shortly following the release of its quarterly results. These calls are archived in the Investor Zone section of the Company's website.

Ce rapport est disponible en français.

This Financial Report was printed in Canada on Husky Offset, manufactured elemental chlorine-free, at a mill independently certified as meeting the procurement provisions of the Sustainable Forestry Initiative* (SFI) standard.

Design and Coordination: Ove Design & Communications Ltd. www.ovedesign.com Typesetting: Moveable Inc. www.moveable.com Printing: Transcontinental Printing G.P.

(1) See Non-GAAP Financial Measures on page 40.

Loblaw
COMPANIES LIMITED

For more information, visit our website at www.loblaw.ca

LOBLAW COMPANIES LIMITED
Details of Consolidated Earnings Coverage Ratio
For the 52 weeks ended December 30, 2006
($ millions)

	Actual	Excluding Goodwill Charge (Note 1)
CONSOLIDATED INTEREST ON LONG TERM DEBT		
Interest on long term debt	284	284
Consolidated interest on long term debt	284	284
CONSOLIDATED EARNINGS		
Net earnings	(219)	581
Minority Interest	1	1
Income taxes	248	248
Interest on long term debt	284	284
Consolidated earnings for earnings coverage calculation	314	1,114
CONSOLIDATED EARNINGS COVERAGE RATIO	1.106	3.923

(1) Net Earnings have been adjusted to exclude the impact of the $800 non-cash goodwill impairment charge.

82-4918

Loblaw

COMPANIES LIMITED

Management Proxy Circular

TABLE OF CONTENTS *Page*

SECTION 1

Voting Information

About this Document and Related Proxy Materials

We are providing this Management Proxy Circular (the "Circular") and proxy materials to you in connection with the Annual and Special Meeting of Shareholders (the "Meeting") of Loblaw Companies Limited (the "Corporation") to be held on Tuesday, May 1, 2007 at 11:00 a.m. (local time), at Maple Leaf Gardens, 60 Carlton Street, Toronto, Ontario, M5B 1L1, or any adjournment thereof.

This Circular describes the items to be voted on at the Meeting and the voting process, and provides information about executive compensation and our corporate governance practices.

Please see the "Voting Questions and Answers" section below for an explanation of how you can vote on the matters to be considered at the Meeting, whether or not you decide to attend the Meeting.

Unless otherwise indicated, all amounts in this Circular are in Canadian dollars and information is current as of March 20, 2007.

Voting Information

Business of the Meeting

At the Meeting, shareholders are voting on: (i) the election of directors; (ii) the appointment of the auditor; (iii) the approval of the Corporation's amended and restated employees' stock option plan (the "Stock Option Plan"); (iv) the confirmation of the Corporation's By-law No. 1 ("By-Law No. 1"), and (v) the shareholder proposal attached as Schedule "D". We are not aware of any other matters to be considered at the Meeting. However, you may also vote on any other business that may properly come before the Meeting. A simple majority of the votes cast at the Meeting in person or by proxy is required to approve each of the items specified in the notice of meeting which accompanies this Circular.

In addition, the Corporation's management will report on the performance of the Corporation and respond to questions from shareholders.

Voting Questions and Answers

Who can vote?

Holders of common shares of the Corporation ("Common Shares") as at the close of business on March 16, 2007 are entitled to vote. Each Common Share is entitled to one vote. As of March 20, 2007, the Corporation had 274,173,564 Common Shares issued and outstanding.

How do I vote?

- Registered shareholders hold shares directly in their name. If you are a registered shareholder, you can vote either:
  - in person at the Meeting; or
  - you may sign the enclosed form of proxy appointing the persons named in the proxy, or some other person you choose, who need not be a shareholder to represent you as proxyholder and vote your shares at the Meeting.
- Non-registered shareholders beneficially own shares but the shares are held in the name of a nominee, such as a bank, broker or trust company. If you are a non-registered shareholder, you may vote your shares either:

SECTION 1

- through your nominee; or
- in person at the meeting.

- To vote your shares through your nominee you should follow the instructions on the voting instruction form or proxy form provided by your nominee.
- To vote your shares in person at the meeting you should take these steps:
  - appoint yourself as the proxyholder by writing your name in the space provided on the voting instruction form or proxy form; and
  - return the voting instruction form or proxy form to the nominee in the envelope provided.

Do not complete the voting section of the proxy form as your vote will be taken at the meeting.

If you voted through your nominee and would now like to vote in person, contact your nominee to discuss whether this is possible and what procedures you need to follow.

What if I plan to attend the meeting and vote in person?
If you are a registered shareholder and plan to attend the Meeting on May 1, 2007 and wish to vote your shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, Computershare Investor Services Inc. ("Computershare"), upon arrival at the Meeting.

Voting by Proxy
If it is not convenient for you to attend the Meeting, you may vote by proxy on the matters to be considered at the Meeting in one of two ways:

- You can authorize the management representatives named in the enclosed proxy form (also available through the Internet at www.computershare.com/ca/proxy) to vote your shares. If returning the proxy by mail, complete the enclosed proxy form by indicating how you want your shares voted. Sign, date and return the proxy form in the envelope provided. Computershare's address for receiving proxies is 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1.
- You may appoint another person to attend the Meeting on your behalf and vote your shares. If you choose this option, print the person's name in the blank space provided on the back of the proxy form and indicate how you want your shares voted. If returning the proxy form by mail, please use the envelope provided as described above. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. The person you appoint must attend the Meeting and vote on your behalf in order for your votes to be counted. Proxyholders must register with representatives of Computershare when they arrive at the Meeting.

Please remember that your proxy or voting instruction form must be received by 5:00 p.m. (local time) on April 27, 2007, or if the Meeting is adjourned, before 5:00 p.m. (local time) on the second last business day before any adjournment thereof.

SECTION 1

[illegible]

Non-registered shareholder voting

There are two ways that you can vote your shares:

- *In person.* If you wish to attend the Meeting and vote in person, you should do one of the following:
  - If you have received a proxy form from your intermediary, insert your own name in the blank space on the form to appoint yourself as proxyholder. If the intermediary has not signed the form, you must sign and date it. Follow your intermediary's instructions for returning the proxy form. Do not otherwise complete the form as your vote will be taken at the Meeting; or
  - If you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.
- *By proxy.* If it is not convenient for you to attend the Meeting, you should do one of the following:
  - If you have received a proxy form from your intermediary, you may vote by authorizing the management representatives named on the form to vote your shares. If you choose this option, you may complete the proxy form by indicating how you want your shares to be voted. If the intermediary has not signed the proxy form, you must sign and date it. Return the completed proxy form as indicated on the form. Alternatively, you may appoint another person to attend the Meeting on your behalf and vote your shares by printing that person's name in the blank space on the form and indicating how you want your shares to be voted. The person you choose does not have to be another shareholder. The person named on the form must attend the Meeting and vote on your behalf in order for your votes to be counted; or
  - If you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares in accordance with your instructions if you have completed and signed the enclosed proxy form correctly and delivered it to Computershare.

If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed the management representatives named on the enclosed form of proxy as your proxyholder, and you have not specified how you want to vote, your shares will be voted as follows:

- **FOR the election of the directors;**
- **FOR the appointment of KPMG LLP as the auditor of the Corporation and the authorization of the directors to fix their remuneration;**
- **FOR the approval of the Stock Option Plan;**
- **FOR the confirmation of By-Law No. 1; and**
- **AGAINST the shareholder proposal attached as Schedule "D".**

What happens if any amendments are made to these matters or if other matters are properly brought before the Meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit with respect to amendments or variations to matters identified in the notice of meeting which accompanies this Circular and with

SECTION 1

respect to other matters which may properly come before the Meeting. As of March 20, 2007, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

If you are a registered shareholder and have returned a proxy form or given voting instructions, you may revoke them in any of the following ways:

- by completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare;
- by delivering a written statement signed by you or your attorney authorized in writing:
  - to the offices of Computershare at any time before 5:00 p.m. (local time) on April 27, 2007 or, if the Meeting is adjourned, before 5:00 p.m. (local time) on the second last business day before any adjournment thereof; or
  - to the Secretary of the Meeting before the Meeting starts; or
- in any other manner permitted by law.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary provided that the revocation is received by the intermediary at least seven days before the Meeting. If your revocation is not received by that time, your intermediary is not required to act on it.

Who is soliciting my proxy?

Management of the Corporation is soliciting proxies for use at the Meeting and any adjournment thereof. The Corporation is soliciting proxies by mail and its employees may also solicit them personally. The costs of such solicitation will be paid by the Corporation.

Is my vote confidential?

Yes, proxies returned to Computershare are counted and tabulated to preserve the confidentiality of individual shareholder votes. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of the proxy or where it is necessary to do so to meet applicable legal requirements. Computershare does not inform the Corporation's management about how individual shareholders have voted except when comments made by shareholders are intended for the attention of management or when required by law.

Controlling Shareholder

As of March 20, 2007, George Weston Limited (the Corporation's parent corporation) ("Weston") beneficially owned, directly or indirectly through its subsidiaries, a total of 169,576,651 Common Shares representing 61.85% of the outstanding Common Shares. Weston is controlled by Mr. W. Galen Weston. Mr. W. Galen Weston also beneficially owns approximately 3.8 million Common Shares representing 1.4% of the outstanding Common Shares. To the knowledge of the Corporation, no other person beneficially owns, directly or indirectly, 10% or more of the outstanding Common Shares.

SECTION 2

Business of the Meeting

Financial Statements and Auditor's Report

The consolidated financial statements of the Corporation for the financial year ended December 30, 2006 and the auditor's report thereon are included in the 2006 Annual Report. A copy of the 2006 Annual Report is available on the Corporation's website at www.loblaw.ca and on www.sedar.com.

Election of Directors

On March 5, 2007, the board of directors of the Corporation (the "Board"), in accordance with the Corporation's by-laws, determined that the number of directors to be elected at the Meeting will be 13. It is proposed that the persons named below be nominated for election as directors of the Corporation. All nominees are currently directors of the Corporation, except for Mr. John Lacey, and all of the nominees have established their eligibility and willingness to serve as directors. Mr. Joseph Reddington will not be standing for re-election. Management does not believe that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy may vote for another nominee at their discretion. Each director will hold office until the next annual meeting of shareholders or until the director resigns or a successor is elected or appointed.

The following pages set out the names of proposed nominees for election as directors, together with their age, place of residence, year first elected or appointed as a director (if applicable), principal occupation and directorships of other companies. Also indicated for each nominee is the number of Common Shares and deferred share units beneficially owned by him or her or over which he or she exercises control or direction and the number of securities of Weston held by him or her or over which he or she exercises control or direction, in each case, as of March 20, 2007.



Paul M. Beeston, C.M., F.C.A., 61
Toronto, Ontario

Mr. Beeston, a corporate director, is Chairman of the Centre for Addiction and Mental Health and is the former President and Chief Executive Officer of Major League Baseball and former President of the Toronto Blue Jays Baseball Team.

Mr. Beeston graduated from the University of Western Ontario with a B.A. and is a chartered accountant.

Mr. Beeston is a director of President's Choice Bank (a subsidiary of the Corporation) and Newport Partners Income Fund and is a member of the Quebecor Ontario advisory board.

Loblaw Companies Board Details:

- Director since 2005
- Independent Director
- Member: Audit Committee and Environmental, Health and Safety Committee
- Meets share ownership guidelines

Securities owned/controlled	2006	2005
Loblaw Companies Limited		
• common shares	7,900	7,900
• deferred share units	3,334	1,321

SECTION 2



Gordon A. M. Currie, 48
Toronto, Ontario

Mr. Currie is Executive Vice President, Secretary and General Counsel of Weston. He was formerly Senior Vice President and General Counsel of Centrica North America and prior to that was a partner with the law firm of Blake, Cassels & Graydon LLP.

Mr. Currie graduated from the University of Western Ontario with a B.A. and from the University of Toronto with a LL.B.

Loblaw Companies Board Details:
- Director since 2006
- Non-Independent Director
- Member: Pension and Benefits Committee
- In process of accumulating shares to meet share ownership guidelines

Securities owned/controlled	2006
Loblaw Companies Limited	
• common shares	1,000
George Weston Limited	
• common shares	500



Camilla H. Dalglish, 69
Toronto, Ontario

Mrs. Dalglish, a corporate director, is a director of The W. Garfield Weston Foundation, The Garfield Weston Foundation, London, UK and is also a former director of The Nature Conservancy of Canada.

Mrs. Dalglish is a former President of The Civic Garden Centre and a former director of the Royal Botanical Gardens.

Mrs. Dalglish graduated from McGill University with a B.A.

Loblaw Companies Board Details:
- Director since 1991
- Non-Independent Director
- Member: Environmental, Health and Safety Committee
- Meets share ownership guidelines

Securities owned/controlled	2006	2005
Loblaw Companies Limited		
• common shares	800	800
• deferred share units	7,077	5,254
George Weston Limited		
• common shares	310,560	310,560
• Preferred Shares Series I	20,000	20,000
• Preferred Shares Series II	40,000	40,000
• Preferred Shares Series III	20,000	20,000

SECTION 2

[illegible]



Anthony S. Fell, O.C., 68
Toronto, Ontario

Mr. Fell is Chairman of RBC Capital Markets Inc. (investment and financial corporation) and former Chairman and Chief Executive Officer of RBC Dominion Securities and Deputy Chairman of Royal Bank of Canada.

Mr. Fell is Chairman of The Munich Reinsurance Company of Canada and a director of BCE Inc., CAE Inc. and The Toronto Central Local Health Integration Network.

Loblaw Companies Board Details:

- Director since 2001
- Independent Director
- Lead Director
- Member: Governance, Employee Development, Nominating and Compensation Committee (Chair) and Pension and Benefits Committee (Chair)
- Meets share ownership guidelines

Securities owned/controlled	2006	2005
Loblaw Companies Limited		
• common shares	20,000	20,000
• deferred share units	7,541	5,327



Anthony R. Graham, 50
Toronto, Ontario

Mr. Graham is President and a director of Wittington Investments, Limited (holding corporation) and President and Chief Executive Officer of Sumarria Inc. Mr. Graham was a former Vice-Chairman and director of National Bank Financial and Senior Executive Vice President and Managing Director of Lévesque Beaubien Geoffrion Inc.

Mr. Graham is Chairman and a director of both Graymont Limited and President's Choice Bank. He is also a director of Weston, Brown Thomas Group Limited, Holt, Renfrew & Co., Limited, Power Corporation of Canada, Power Financial Corporation, and Selfridges & Co. Ltd.

Loblaw Companies Board Details:

- Director since 1999
- Non-Independent Director
- Member: Executive Committee; Governance, Employee Development, Nominating and Compensation Committee and Pension and Benefits Committee
- Meets share ownership guidelines

Securities owned/controlled	2006	2005
Loblaw Companies Limited		
• common shares	10,000	10,000
• deferred share units	6,473	4,301
George Weston Limited		
• common shares	10,000	10,000
• deferred share units	4,153	2,698

SECTION 2



John S. Lacey, 63
Toronto, Ontario

Mr. Lacey is Chairman of the Advisory Board of Tricap Restructuring Fund. He is the former President and Chief Executive Officer of The Oshawa Group, a major food retailer (now part of Sobeys Inc.).

Mr. Lacey is a director of Canadian Imperial Bank of Commerce, Stelco Inc., Telus Corporation, Cancer Care Ontario and is Chairman of Doncaster Consolidated Ltd.

Mr. Lacey graduated from Kearsney College, South Africa and the Harvard Graduate School of Business Administration.

In the past five years, Mr. Lacey has served as a director of Canadian Tire Corporation Limited, Alderwoods Group, Inc. and the Loewen Group.

Loblaw Companies Board Details:
- Independent Director Nominee

Securities owned/controlled	2006
Loblaw Companies Limited	
• common shares	2,000



Allan L. Leighton, 53
London, England

Mr. Leighton is Deputy Chairman of the Corporation and of Weston. He is also Deputy Chairman of Selfridges & Co. Ltd. and Chairman of Royal Mail Group (U.K. Postal Service).

Mr. Leighton is the former President and Chief Executive Officer of Wal-Mart Europe. He held executive positions with Asda Stores Ltd. from 1992 to 2000 including Chief Executive.

Mr. Leighton is a director of Weston, BHS Ltd., BskyB plc, Selfridges & Co. Ltd., Holt, Renfrew & Co., Limited and Brown Thomas Group Limited.

Mr. Leighton graduated from the Advanced Management Program at Harvard University.

In the past five years Mr. Leighton has also served as a director of Scottish Power plc.

Loblaw Companies Board Details:
- Director since 2006
- Non-Independent Director
- Member: Executive Committee
- In process of accumulating shares to meet share ownership guidelines

Securities owned/controlled	2006
Loblaw Companies Limited	
• common shares	—
George Weston Limited	
• common shares	2,648

SECTION 2

Business of the Meeting (continued)



Nancy H.O. Lockhart, O. Ont, 52
Toronto, Ontario

Ms. Lockhart is the Chief Administrative Officer of Frum Development Group (property development and management corporation) and was a former Vice President of Shoppers Drug Mart Corporation.

Ms. Lockhart is a director of The Toronto Community Foundation and The Stratford Chef's School. She is a former Chair of the Ontario Science Centre, former President of the Canadian Club of Toronto and a former Chair of the Canadian Film Centre.

Ms. Lockhart is also a former member of the Board of Trustees of Retirement Residences Real Estate Investment Trust.

Loblaw Companies Board Details:
- Director since 2005
- Independent Director
- Member: Environmental, Health and Safety Committee (Chair) and Governance, Employee Development, Nominating and Compensation Committee
- Meets share ownership guidelines

Securities owned/controlled	2006	2005
Loblaw Companies Limited		
• common shares	250	250
• deferred share units	3,068	1,164
George Weston Limited		
• common shares	1,860	1,860



Pierre Michaud, C.M., 63
Montreal, Quebec

Mr. Michaud is a director and Chairman of Provigo Inc. (a subsidiary of the Corporation) and Vice-Chairman of Laurentian Bank of Canada. He is the founder of Réno Dépôt Inc.

Mr. Michaud is a director of Bombardier Recreational Products Inc., Gaz Métro Inc. and Capital GVR Inc.

In the past five years Mr. Michaud has also served as a director of Laurentian Trust of Canada Inc., Réno Dépôt Inc., Capital d'Amerique CDPQ and the Old Port of Montreal Corporation.

Loblaw Companies Board Details:
- Director since 1999
- Non-Independent Director
- Member: Environmental, Health and Safety Committee
- Meets share ownership guidelines

Securities owned/controlled	2006	2005
Loblaw Companies Limited		
• common shares	34,866	34,866

SECTION 2



Thomas C. O'Neill, F.C.A., 61
Toronto, Ontario

Mr. O'Neill, a corporate director, is the retired Chairman of PricewaterhouseCoopers Consulting. Mr. O'Neill was previously Chief Executive Officer, and prior to that, Chief Operating Officer of PricewaterhouseCoopers LLP global organization. Mr. O'Neill is currently Vice-Chair of the Board of Governors of Queen's University and a past member of the Advisory Council of Queen's University School of Business. Mr. O'Neill received an Honorary LL.D from Queen's University.

Mr. O'Neill graduated from Queen's University with a B.Comm. and is a chartered accountant.

Mr. O'Neill is a director of Nexen Inc., President's Choice Bank, St. Michael's Hospital, BCE Inc., Ontario Teachers' Pension Plan and Adecco S.A.

Loblaw Companies Board Details:
- Director since 2003
- Independent Director
- Member: Audit Committee (Chair)
- Meets share ownership guidelines

Securities owned/controlled	2006	2005
Loblaw Companies Limited		
• common shares	2,000	2,000
• deferred share units	2,733	1,662
George Weston Limited		
• common shares	500	500

SECTION 2

Business of the Meeting (continued)



Galen G. Weston, 34
Toronto, Ontario

Mr. Weston is Executive Chairman of the Corporation. He previously held several senior executive positions with the Corporation and its subsidiaries including Senior Vice President, Corporate Development, Vice President, Operations, No Frills, Senior Director of e-Commerce Development and Manager, Retail Execution of President's Choice Financial. Prior to joining the Corporation, he was an Investment Banking Analyst for Salomon Brothers in the U.K.

Mr. Weston graduated from Harvard University with a B.A. and from Columbia University with an M.B.A.

Mr. Weston is also a director of Wittington Investments, Limited.

In the past five years Mr. Weston has also served as a director of Weston.

Loblaw Companies Board Details:
- Director since 2006
- Non-Independent Director
- Member of the Executive Committee (Chair)
- Meets share ownership guidelines

Securities owned/controlled	2006	2005
Loblaw Companies Limited		
• common shares	290,000	290,000
George Weston Limited		
• common shares	255,000	255,000



John D. Wetmore, 57
Toronto, Ontario

Mr. Wetmore, a corporate director, is the retired Vice President, Contact Centre Development, IBM Americas. He was formerly President and Chief Executive Officer of IBM Canada.

Mr. Wetmore is a director of Research in Motion Ltd. and Sunnybrook Foundation and a Trustee of Resolve Business Outsourcing Income Fund.

Mr. Wetmore graduated from the University of Waterloo with a Bachelor of Mathematics (Honors) and from the Advanced Executive Program at the Kellogg School, Northwestern University.

Loblaw Companies Board Details:
- Director since 2006
- Independent Director
- Member: Audit Committee and Pension and Benefits Committee
- In process of accumulating shares to meet share ownership guidelines

Securities owned/controlled	2006	2005
Loblaw Companies Limited		
• common shares	4,000	2,000

SECTION 2



Joseph H. Wright, 64
Toronto, Ontario

Mr. Wright is Managing Partner of Barnagain Capital (investment corporation) and former President and Chief Executive Officer of Swiss Bank Corporation (Canada).

Mr. Wright is Chairman and a Trustee of BFI Canada Income Fund and a director of President's Choice Bank, Outdoor Partner Media Corp. and ROC Pref. Capital Corp.

Mr. Wright graduated from Princeton University with a B.A. (*magna cum laude*).

Mr. Wright was, from July 2005 until April 2006, a director of Hollinger Inc. In connection therewith, since July, 2005, Mr. Wright has been subject to a cease trade order (with respect to trading in securities of that company) applicable to all persons who were directors, officers or insiders of the company after September 30, 2003 (the end of the period covered by the last financial statements filed by the company).

Mr. Wright was, from November, 1999 until November, 2001, a director of Fantom Technologies Inc. which applied for court protection under the *Companies Creditors Arrangement Act* in October, 2001 after Mr. Wright resigned as a director. Mr. Wright is also a former director of Hip Interactive Inc., which was also the subject of an application for the appointment of a receiver under the *Bankruptcy and Insolvency Act* in July, 2005 after Mr. Wright resigned from the Board.

In the past five years Mr. Wright has also served as a director of Hip Interactive Inc., Hollinger Inc., Call-Net Enterprises Inc., Olympia and York REIT and Chartwell Seniors Housing REIT.

Loblaw Companies Board Details:
- Director since 1996
- Independent Director
- Member: Audit Committee; Governance, Employee Development, and Compensation Committee, and Pension and Benefits Committee
- Meets share ownership guidelines

Securities owned/controlled	2006	2005
Loblaw Companies Limited		
• deferred share units	6,937	6,823

SECTION 2

[illegible]

Appointment of Auditor

It is recommended that KPMG LLP be appointed as the auditor of the Corporation to hold office until the next annual meeting of shareholders of the Corporation and that the directors be authorized to fix their remuneration for the 2007 fiscal year. KPMG LLP and its predecessor companies have been the Corporation's auditor for over 25 years. As part of the Corporation's corporate governance practices, the Board has adopted a policy prohibiting the auditor from providing non-audit services to the Corporation unless such services are approved in advance by the Audit Committee.

The aggregate fees payable to KPMG LLP and its affiliates for the fiscal years 2006 and 2005 are as follows:

	2006 $(000's)	2005 $(000's)
Audit fees(1)	1,977	1,905
Audit-related fees(2)	847	726
Tax consultant fees(3)	102	65
All other fees(4)	217	34
Total Fees	3,143	2,730

(1) Audit fees include fees for services related to the audit of the Corporation's consolidated financial statements.

(2) Audit-related fees include assurance and related services that are performed by the Corporation's auditor. These services include accounting consultations in connection with the review of quarterly reports to shareholders, audit of pension plans, comfort letters and the interpretation of accounting and financial reporting standards.

(3) Tax consultant fees include fees for assistance with tax planning, including commodity tax issues.

(4) All other fees relate to risk management, internal control/compliance, legislative and/or regulatory compliance services.

Amended and Restated Employees' Stock Option Plan

On March 5, 2007, the Board approved an amended and restated version of the Corporation's Employees' Stock Option Plan, subject to shareholder approval. A summary of the principal features of the Stock Option Plan follows.

Material Changes from the Existing Stock Option Plan

The Corporation is proposing to amend and restate the existing Stock Option Plan in order to:

- increase the number of Common Shares available for issuance under the Stock Option Plan by 7,023,952 to 13,708,678;
- adopt detailed provisions to clarify when shareholder approval is required in order to amend the Stock Option Plan;
- provide for the automatic extension of the expiration date of all options issued under the Stock Option Plan if they would otherwise expire during a blackout period or at any other time when the holder may be prohibited from trading in securities of the Corporation pursuant to the Corporation's insider trading policy; and
- generally update the Stock Option Plan to conform to new and prevailing practices, rules and guidance, including Toronto Stock Exchange ("TSX") rules relating to security-based compensation plans.

SECTION 2

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Objectives

Allocations under the Stock Option Plan are intended to provide incentives for superior long-term future performance consistent with shareholders' objectives. The Stock Option Plan links compensation to shareholders' interests because the value of the award is directly related to the Corporation's future stock price.

The Stock Option Plan has two objectives:

- to give each option holder an interest in preserving and maximizing shareholder value over the long term; and
- to enable the Corporation to attract and retain individuals with experience and ability and to reward individuals for long-term performance.

Administration

The Governance, Employee Development, Nominating and Compensation Committee (the "Governance Committee") administers the Stock Option Plan, approves the participants, makes grants of options and establishes any limitations, restrictions and conditions upon any grants of options.

Eligibility

Any employee or officer of the Corporation or any of its affiliates as may be determined by the Governance Committee may be a participant under the Stock Option Plan. The number of Common Shares that may be issued to any one participant is capped at 5% of the number of issued and outstanding Common Shares.

Shares Available for Issuance

As of March 1, 2007, options to purchase 3,719,268 Common Shares were outstanding and 2,965,458 Common Shares were available for future option grants, representing in the aggregate approximately 1.08% of the number of issued and outstanding Common Shares as of that date. The Corporation seeks to maintain the total number of Common Shares issuable pursuant to the Stock Option Plan at 5% or less of the number of issued and outstanding Common Shares. The last time the Corporation obtained shareholder approval to increase the amount of Common Shares available for future stock option grant was in 2000. If the Stock Option Plan is approved, 7,023,952 additional Common Shares will be available for issuance under the Stock Option Plan, bringing the total number of Common Shares issuable pursuant to the Stock Option Plan in line with that goal. Any further increase in the number of Common Shares available for issuance under the Stock Option Plan will require shareholder approval. The Stock Option Plan provides that Common Shares issuable pursuant to outstanding options that are, for any reason, cancelled, expired, forfeited or terminated without having been exercised will again be available for grants under the Stock Option Plan.

On March 19, 2007, options to purchase 3,885,439 Common Shares were granted to 293 employees of the Corporation. In accordance with their terms, these options expire 7 years from their grant date and will vest at a rate of 20% per year over five years commencing on the first anniversary of their date of grant. As the number of Common Shares issuable under these options exceeds the number of Common Shares available for grants as of the date of this Circular, 919,981 of these options (the "Additional Options") will not be exerciseable unless shareholder approval is obtained for the Stock Option Plan. Further details on this grant can be found under the heading "Report on Executive Compensation" beginning on page 22.

SECTION 2

Business of the Meeting (continued)

Option Exercise Price

The exercise price for options granted under the Stock Option Plan may not be lower than the fair market value of the Common Shares, which is defined as the greater of (i) the weighted average of the trading prices of the Common Shares for the five trading days prior to the grant date; or (ii) the weighted average of the trading prices of the Common Shares on the trading day prior to the grant date.

Term, Exercisability and Vesting

Options may not be exercised prior to the first anniversary of the date of grant. The vesting of options is otherwise determined on the grant of the option. Each option has a term of not less than five and not more than ten years. If the expiry date for an option occurs during a black-out period or other period during which an insider is prohibited from trading in securities of the Corporation pursuant to its insider trading policy, the expiry date will automatically be extended until 10 business days after such period ends.

Instead of receiving Common Shares on the exercise of an option, the holder may elect to receive a cash payment equal to the weighted average trading price of the Common Shares for the five trading days prior to the date of exercise, minus the exercise price.

In connection with a transaction involving a change of control of the Corporation, the Board has the discretion to accelerate the vesting of options and to provide for options that are not exercised in connection with the transaction to expire. Options are not transferable.

Termination of Employment

All unvested options are cancelled if the holder resigns or is terminated. If the holder's employment is terminated without cause, the holder has 30 days to exercise vested options. If the holder retires under a retirement plan, the holder has 90 days to exercise vested options. If the holder dies, the holder's representatives have 180 days to exercise vested options.

Adjustments Upon Change in Capitalization

In the event of any consolidation, subdivision or reclassification of the Common Shares, or any stock dividend of Common Shares paid otherwise than in lieu of a normal cash dividend, or any merger, amalgamation or reorganization of the Corporation, the Board will make appropriate adjustments to the number of Common Shares subject to any option then outstanding and the exercise price thereof.

Amendments

Effective June 30, 2007, TSX-listed companies that only have general amendment provisions in their security-based compensation plans will no longer be able to make any amendments to their plans, or options granted under these plans, without shareholder approval, including amendments considered to be of a "housekeeping" nature. The TSX has encouraged its listed companies to seek shareholder approval of more detailed amendment provisions to clarify when shareholder approval is required. The Corporation believes that except for certain material changes to the Stock Option Plan or options under the Stock Option Plan as described below, it is appropriate for the Board (or one of its committees) to have the flexibility to adopt changes to the Stock Option Plan and options without the need to obtain shareholder approval.

SECTION 2

The Stock Option Plan provides that shareholder approval is not required for any amendments to the Stock Option Plan or an option granted under the Stock Option Plan, *except* for any amendment or modification that:

- increases the number of Common Shares that can be issued under the Stock Option Plan, including an increase to a fixed number of Common Shares or a change from a fixed maximum number of Common Shares to a fixed maximum percentage;
- reduces the exercise price of an option (including, without limitation, a cancellation and re-grant of an option, constituting a reduction of the exercise price of such option), except in connection with a change in the number of the Corporation's outstanding Common Shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of Common Shares, or another corporate change affecting Common Shares;
- extends the term of an option beyond its original expiry date, except where the expiry date would have occurred during a blackout period or at any other time when the holder may be prohibited from trading in securities of the Corporation pursuant to the Corporation's insider trading policy;
- changes the provisions relating to the transferability of an option;
- extends eligibility to participate in the Stock Option Plan to a non-employee director; or
- is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Examples of the types of changes to the Stock Option Plan or an option granted under the Stock Option Plan that the Corporation could make without shareholder approval include (without limitation):

- housekeeping or administrative changes, including, without limitation, any amendment for the purpose of:
  - curing any ambiguity, error or omission in the Stock Option Plan;
  - correcting or supplementing any provision of the Stock Option Plan that is inconsistent with any other provision of the Stock Option Plan;
  - changing procedures for Stock Option Plan enrollment and/or withdrawal by participants;
  - changing the time periods for applicable notice provisions in the Stock Option Plan; or
  - changing the Stock Option Plan's eligibility requirements for employees and/or officers;
- changes to the vesting provisions of the Stock Option Plan or an option granted under the Stock Option Plan;
- changes to the termination or amendment provisions for the Stock Option Plan or an option granted under the Stock Option Plan (other than those which require shareholder approval), provided that the change does not entail an extension of an option beyond the original expiry date, except where the expiry date would have occurred during a blackout period or at any other time when the holder may be prohibited from trading in securities of the Corporation pursuant to the Corporation's insider trading policy; and
- changes to the procedures for exercising options, including, without limitation, the addition or modification of a cashless exercise feature, payable in cash or Common Shares, which provides for a full deduction of the number of underlying Common Shares from the reserve of the Stock Option Plan.

The text of the Stock Option Plan is attached hereto as Schedule "B". A simple majority of votes cast, in person or by proxy, is required to approve this resolution.

SECTION 2

Business of the Meeting (continued)

Resolution Approving Stock Option Plan

The resolution to approve the amendments to the Corporation's Stock Option Plan, including an increase to the maximum number of Common Shares issuable under the Stock Option Plan, allowing for the issuance of Common Shares under the Additional Options, will be presented at the Meeting and, if deemed appropriate, adopted with or without variation, is as follows:

1. THAT the amendments made to the Corporation's Stock Option Plan by the Board of Directors of the Corporation on March 5, 2007, as described in the Management Proxy Circular dated March 20, 2007, are hereby approved; and
2. THAT any two officers or directors of the Corporation are hereby authorized to do all such things and to sign, execute and deliver any and all documents and instruments as may be necessary or advisable in order to give effect to this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THE STOCK OPTION PLAN.

By-Law No. 1

Effective March 5, 2007, the Board enacted By-Law No. 1 regulating generally the business and affairs of the Corporation, subject to shareholder confirmation. By-Law No. 1 replaced the Corporation's By-Law in effect immediately prior to March 5, 2007. By-Law No. 1 sets forth the general rules with respect to the management of business and affairs of the Corporation, including the formalities associated with shareholder meetings, the payment of dividends, communications between the Corporation and the shareholders, the powers and duties of directors and officers, the appointment of directors and formalities associated with meetings of the Board and the framework for the execution of documents on behalf of the Corporation. By-Law No. 1 was adopted in large part to provide flexibility with respect to the management of the business and affairs of the Corporation and to respond to changes made to the *Canada Business Corporations Act* ("CBCA") since the enactment of the previous By-Law. By-Law No. 1 includes provisions relating to the holding of director and shareholder meetings by electronic means, modifies the periods within which notices of shareholder meetings must be sent to not less than 21 days and not more than 60 days (in contrast to the previous 21 and 50 days), increases the quorum requirement for meetings of directors from at least 33⅓% to at least a majority of the directors and reduces the number of directors who must be resident Canadians from at least a majority to at least 25% of the directors.

The text of By-Law No. 1 is attached hereto as Schedule "C". A simple majority of votes cast, in person or by proxy, is required to approve this resolution.

Resolution Confirming New By-Law No. 1

The resolution to confirm new By-Law No. 1 which will be presented at the Meeting, and, if deemed appropriate, adopted with or without variation is as follows:

THAT the By-Law No. 1 attached to the Management Proxy Circular dated March 20, 2007, as Schedule "C" is hereby confirmed.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE CONFIRMATION OF BY-LAW NO. 1.

SECTION 2

Shareholder Proposals

Shareholders will be asked to consider and, if thought fit, to approve a shareholder proposal regarding the preparation and issuance of a corporate sustainability report. The proposal and its supporting statement are set out in Schedule "D" to this Circular. The Corporation's statement of opposition to the shareholder proposal is also set out in Schedule "D". Pursuant to the CBCA, proposals by shareholders to be considered for inclusion in connection with the Annual Meeting of shareholders to be held in 2008 must be received by the Secretary and General Counsel of the Corporation by December 14, 2007.

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "AGAINST" THE SHAREHOLDER PROPOSAL FOR THE REASONS SET OUT IN THE STATEMENT OF OPPOSITION.

SECTION 3

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Directors' Compensation

Annual retainers (paid quarterly) and attendance fees were paid to non-management directors on the following basis during fiscal 2006. Directors who are members of management of the Corporation or of Weston receive no additional remuneration in their role as directors of the Corporation.

TYPE OF FEE	AMOUNT
	$
Annual Retainer	
• board member	50,000
• non-audit committee chair	3,000
• non-audit committee member(1)	4,000
• audit committee chair	25,000
• audit committee member(1)	5,000
Attendance Fees	
• board or committee meeting	2,000
• meeting of half day or more attended at the request of the Board or a Committee	2,000

(1) including committee chairs

The Governance Committee assesses the adequacy and form of compensation paid to directors in order to ensure that their compensation reflects their responsibilities as directors. Periodically, the Governance Committee benchmarks directors' compensation against compensation paid by major Canadian public companies similar in size to the Corporation. In December, 2006, the Governance Committee reviewed the report of an outside consultant, 3XCD Inc. with respect to compensation for members of the Board in terms of both type of compensation and value. The consultant's report compared the Corporation's directors' compensation arrangements to those of its peer group using both criteria. The Governance Committee concluded that no adjustments to director compensation were appropriate at that time, except for an increase in the annual retainer for the chair of the Audit Committee from $10,000 to $25,000 per annum.

Share Ownership Guidelines

Under share ownership guidelines adopted by the Board, directors are expected to hold Common Shares, Deferred Share Units ("DSUs") of the Corporation and/or equity securities and/or deferred share units of Weston with a market value of not less than $250,000. Directors are expected to meet this requirement within five years of being elected or appointed to the Board. Until this position is achieved, directors must take at least 50% of their annual retainer/attendance fees from the Corporation in the form of DSUs. All current directors either meet or are in the process of complying with these share ownership guidelines.

Deferred Share Unit Plan

To ensure that directors' compensation is aligned with shareholder interests, directors have the option to receive up to 100% of their annual retainer fees in DSUs. A DSU is an amount owed by the Corporation to directors having the same value as one Common Share determined at the time the fees are earned but is not paid until such time as the director leaves the Board, thereby providing an ongoing equity stake in the Corporation throughout the director's term as a Board member. Payment of DSUs is made in Common Shares purchased on the TSX.

SECTION 3

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In fiscal 2006, 8 directors elected to receive all or a portion of their annual retainer, committee fees and attendance fees in DSUs. As at December 30, 2006 the amount owing in respect of outstanding DSUs was $2,166,000.

Attendance and Compensation Information

The following table provides a summary of each director's attendance at Board and Committee meetings during fiscal 2006.

Directors	Board (14 Meetings)	Audit Committee (6 Meetings)	Environmental, Health and Safety Committee (4 Meetings)	Governance, Employee Development, Nominating and Compensation Committee (6 Meetings)	Pension and Benefits Committee (4 Meetings)
Paul M. Beeston	12/14	5/6	4/4		
Gordon A.M. Currie[(a)]	12/12				3/3
Camilla H. Dalglish	13/14		4/4		
Robert J. Dart[(b)]	3/3				
Anthony S. Fell[(c)]	14/14			6/6	2/3
Anthony R. Graham	12/14			6/6	4/4
John A. Lederer[(d)]	10/10				
Allan L. Leighton[(e)]	3/3				
Nancy H.O. Lockhart[(f)]	14/14		4/4	1/2	
Pierre Michaud	14/14		4/4		
Thomas C. O'Neill	11/14	6/6			
G. Joseph Reddington	14/14			6/6	
Galen G. Weston[(g)]	3/3				
W. Galen Weston[(h)]	10/11				
John D. Wetmore[(i)]	9/9	3/3			3/3
Joseph H. Wright	12/14	6/6		5/6	4/4

(a) Mr. Currie was appointed to the Board and the Pension and Benefits Committee effective February 12, 2006.

(b) Mr. Dart retired from the Board on February 12, 2006.

(c) Mr. Fell was appointed to the Pension and Benefits Committee effective May 4, 2006.

(d) Mr. Lederer resigned from the Board effective September 19, 2006.

(e) Mr. Leighton was appointed to the Board effective September 19, 2006.

(f) Ms. Lockhart was appointed to the Governance Committee effective October 5, 2006.

(g) Mr. G. G. Weston was appointed to the Board effective September 19, 2006.

(h) Mr. W. G. Weston retired from the Board effective September 19, 2006.

(i) Mr. Wetmore was appointed to the Board, the Audit Committee and the Pension and Benefits Committee effective May 4, 2006.

SECTION 3

Board of Directors Attendance and Compensation (continued)

The following table summarizes compensation paid to non-management directors of the Corporation during fiscal 2006:

Name	Board Retainer	Committee Chair Retainer	Committee Member Retainer(s)	Board Attendance Fees	Committee Attendance and Other Fees	Total Fees	% of Fees received as DSUs
	$	$	$	$	$	$	%
Paul M. Beeston[(a)]	50,000	–	9,000	24,000	18,000	101,000	100
Camilla H. Dalglish	50,000	–	4,000	26,000	8,000	88,000	100
Robert J. Dart[(b)]	12,500	–	–	6,000	–	18,500	100
Anthony S. Fell[(c)]	50,000	5,250	7,000	28,000	16,000	106,250	100
Anthony R. Graham[(a)]	50,000	–	9,000	24,000	20,000	103,000	100
Nancy H. O. Lockhart[(d)]	50,000	2,250	5,000	28,000	10,000	95,250	100
Pierre Michaud[(e)]	50,000	750	4,000	28,000	8,000	90,750	–
Thomas C. O'Neill[(a)]	50,000	25,000	5,000	22,000	20,000	122,000	50
G. Joseph Reddington	50,000	–	4,000	28,000	12,000	94,000	100
John D. Wetmore[(f)]	37,500	–	6,750	18,000	12,000	74,250	–
Joseph H. Wright[(a)]	50,000	–	13,000	24,000	30,000	117,000	–
Total	500,000	33,250	66,750	256,000	154,000	1,010,000	

(a) Messrs. Beeston, Graham, O'Neill, and Wright also received $15,000, $17,500, $12,500 and $18,750, respectively, in director fees from President's Choice Bank.

(b) Mr. Dart retired from the Board effective February 12, 2006.

(c) Mr. Fell was appointed Chair of the Pension and Benefits Committee effective May 4, 2006.

(d) Ms. Lockhart was appointed to the Governance Employee Development, Nominating and Compensation Committee effective October 5, 2006.

(e) Mr. Michaud also received $82,550 in consulting fees for services provided to Provigo Inc.

(f) Mr. Wetmore was appointed to the Board, the Audit Committee and the Pension and Benefits Committees effective May 4, 2006.

Directors are reimbursed for transportation and other expenses incurred in connection with attendance at Board and Committee meetings.

SECTION 4

Report on Executive Compensation

The responsibilities of the Governance Committee are summarized under "Statement of Corporate Governance Practices" on page 36. Among other matters, the Governance Committee is responsible for reviewing and approving overall compensation policies and reviewing, approving and recommending compensation to the Board for senior employees of the Corporation and its operating subsidiaries and forms of compensation, including for those Named Executive Officers listed in the Summary Compensation Table on page 30. During the third and fourth quarters of 2006 and the first quarter of 2007, the Corporation restructured its senior management team and the Board approved a new executive compensation program.

As of March 20, 2007, the members of the Governance Committee were Anthony S. Fell (Chairman), Anthony R. Graham, Nancy H.O. Lockhart, G. Joseph Reddington and Joseph H. Wright. All members of the Governance Committee are independent directors except for Mr. Graham, who is an executive officer of Wittington Investments, Limited, the private holding corporation through which Mr. W. Galen Weston controls Weston.

Compensation Philosophy

The compensation of the Corporation's senior employees is a key area of focus for the Governance Committee. The Corporation's compensation arrangements for its senior employees are intended to attract, retain and motivate high-calibre employees who can effectively contribute to the long-term success and objectives of the Corporation. Senior employees receive compensation based on their level of individual responsibility and experience, the market value of the job they perform and the success of the Corporation in meeting its objectives and creating shareholder value. The compensation framework is structured to provide senior employees with the opportunity for a competitive level of total compensation based on the Corporation's business results, both absolute and relative to comparator groups.

Comparator Group

In determining compensation for senior employees, including the Named Executive Officers, the Governance Committee considers the compensation practices of a comparator group of Canadian companies included in the food distribution and retail industries. In determining compensation for the Named Executive Officers, the Governance Committee also considers publicly-disclosed executive compensation information of various Canadian public companies whose revenues, profitability and market capitalization are comparable to those of the Corporation. This information is compiled and analyzed by an external compensation consultant retained by the Governance Committee, who then provides the information to the Governance Committee along with its recommendations.

Components of Total Compensation

The aggregate compensation of senior employees of the Corporation, including the Named Executive Officers, consists of four components: (i) base salary, (ii) short-term incentives, (iii) long term equity-based incentives (stock options and restricted share units) and (iv) retirement arrangements. The Corporation aims to ensure that each senior employee's compensation is balanced among these components with a greater emphasis on the variable components of compensation.

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Base Salary

The Governance Committee reviews base salaries for senior employees, including the Named Executive Officers. Base salaries are set with reference to criteria and competitive benchmarks and approved by the Governance Committee. For the period up to and including 2006, the Corporation's compensation philosophy with respect to base salaries was to generally maintain levels at approximately the market median and to place more upside opportunities on the performance-based incentives of annual bonus and long-term equity-based incentives. Beginning in 2007, compensation targets were adjusted as described below under Executive Compensation Review.

Annual Bonus Incentive

Up to and including 2006, senior employees of the Corporation, including the Named Executive Officers, participated in an annual cash bonus plan based on economic value added ("EVA") principles which measure the economic value generated by the assets employed by the Corporation. Using this measure for purposes of calculating payments under the bonus plan allowed the Governance Committee to:

- measure and link bonuses earned to capital investment decisions and operating results which, over time, create shareholder value;
- measure the effectiveness of allocation of capital; and
- focus on longer term value creation.

EVA reflects the operating performance of the Corporation while taking into account the cost of capital employed to generate operating income. Cost of capital is the economic cost of all capital employed in the Corporation's business and includes cost of debt (including off-balance sheet items such as operating leases) and cost of equity. Revenue enhancements which generate incremental operating income and cost reduction programs requiring no additional capital investment increase return on capital employed as well as EVA. Positive EVA is created when after-tax operating income exceeds the cost of capital. Negative EVA results when after-tax operating income is less than the cost of capital. As a result of the bonus plan, historically a significant portion (between 40% and 50%) of each senior employee's annual total short term compensation was linked to EVA generated by the Corporation.

The EVA bonus earned in any year was historically paid out in cash over a 3-year period, with one-third being paid in each year commencing with the year immediately after the bonus is earned. In 2006, the Corporation's EVA was a negative amount as a result of the Corporation's operating performance. In accordance with the EVA bonus plan, the negative EVA for 2006 reduced the amount owing for previous years. In view of the discontinuation of the EVA bonus plan, as described below under "Executive Compensation Review", the Governance Committee approved a payout of the remaining amounts owing under this bonus plan in respect of the 2004 and 2005 fiscal years, less an amount reflecting the negative EVA performance in 2006, resulting in an aggregate payout of approximately $10.6 million.

Long-term Equity-Based Incentives

The Corporation's equity-based incentives consist of stock options and restricted share units ("RSUs").

Beginning in 2007, senior employees will be eligible for stock option grants and grants of RSUs on an annual basis. Members of the new senior management team, being Messrs. Galen G. Weston, Allan L. Leighton, Mark Foote,

SECTION 4

Dalton Philips and William Wells, each received grants of equity-based incentives in 2007 and will not be eligible for further grants until 2010. Details with respect to the equity-based incentives for the new senior management team are described in the "Employment and Retirement Arrangements" section. All grants will be reviewed and approved by the Governance Committee as part of its regular review of compensation.

Stock Option Plan

For a description of the Stock Option Plan, including amendments that the Board has approved subject to shareholder approval, see Schedule "B". There are approximately 300 participants in the Stock Option Plan.

During the first quarter of 2006, the Corporation granted 48,742 stock options to 1 employee at an exercise price of $54.71. During the second quarter of 2006, the Corporation granted 140,612 stock options to 5 employees at an exercise price of $55.50.

Restricted Share Unit Plan

In 2005, the Governance Committee approved a Restricted Share Unit Plan ("RSU Plan") for senior employees of the Corporation and its affiliates to ensure compensation to senior employees remains competitive, to foster retention and to ensure that the long term compensation program is aligned with the maximization of shareholder value. The RSUs entitle the employee to a cash payment after the end of each performance period of up to 3 years following the date of their award. The RSU payment will be an amount equal to the weighted average price of a Common Share for the three days preceding the end of the performance period for the RSUs multiplied by the number of RSUs held by the employee. The RSU Plan provides that should a participant voluntarily resign or be terminated for cause during the first year following the grant, his or her RSUs will be cancelled and no payment will be made. Following the first year from the date of the grant, a participant whose employment is terminated other than for cause will be entitled to receive a payment based on a prorated portion of his or her RSUs, with reference to the time remaining in the performance period. The payment is then calculated with reference to the date his or her employment ceased.

During the first quarter of 2006, 644,712 RSUs were granted to 231 employees and during the second quarter 46,289 RSUs were granted to 7 employees.

Executive Compensation Review

In the latter part of 2006 and the early part of 2007, management initiated a comprehensive review of all aspects of the Corporation's compensation program for senior employees. Management received input from the Board, and support was provided by management and compensation consultants, Hay Group Limited and Mercer Human Resources Consultants. The objective of the review was to identify opportunities to improve the overall competitiveness of the Corporation's senior management compensation program. The review focused on all components of compensation including base salary and short-term and long-term incentives. The components of total compensation will now be reviewed annually rather than on a three year basis as was the case under the previous program. Under the new compensation program, the compensation structure for the executive group is comprised of 7 levels, each with a specific salary range, short-term incentive plan ("STIP") target and long-term incentive plan ("LTIP") target, providing total direct compensation generally targeted at the 60th percentile of the market.

SECTION 4

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As part of this review, the base salaries of the senior management group of approximately 175 employees were reviewed and set at levels that are competitive with base salaries paid by a comparator group based on market data provided by the Corporation's compensation consultants. A salary range was established for each level of senior management in the Corporation. Adjustments to an executive's base salary will be considered annually with reference to a number of factors, including the employee's overall performance and experience.

The Corporation's STIP was examined as part of the executive compensation review. In February of 2007, the Board approved a new STIP for senior employees that, effective 2007, will replace the EVA program described above. The new STIP is designed to provide employees with an easily understood metric against which annual performance is measured as well as directly linking the timing of the payment with the performance period. This incentive program provides for targeted annual bonus awards which are expressed as a percentage of base salary and tied to the achievement of a predetermined financial performance objective for the Corporation for the relevant fiscal year. Both the target bonus awards and the financial performance objective will be set on an annual basis by the Board. Generally, if the target performance objective is reached by the Corporation, the employee will be eligible to receive his or her full bonus, calculated as a fixed percentage of base salary. An employee's bonus may be less or more than this amount, should actual performance be lower or higher than the target financial performance objective. No bonus will be payable if the actual performance in a year is 90% or less of the target for that year, and the maximum possible bonus is 200% of target bonus. The new STIP arrangements for the current Named Executives Officers along with Messrs. Leighton, Philips and Wells, are described under the "Employment and Retirement Arrangements" section on page 26.

As a result of the discontinuation of the EVA bonus plan, the Governance Committee approved the accelerated payout of all earned EVA which had not yet been paid out to employees, which represents 1/3 of the EVA earned in 2004 and 2/3 of the EVA earned in 2005. The total amount will be reduced by 1/3 of the negative EVA attributed to 2006, resulting in an aggregate payout of approximately $10.6 million to approximately 135 EVA participants. The remaining 2/3 of the negative EVA attributed to 2006 will not be applied against future bonus payouts, given the implementation of the new STIP.

The Governance Committee also reviewed the long term equity-based incentive compensation which consists of its stock option and RSU programs. Based on this review, the Governance Committee approved an equity-based long-term incentive award plan for 2007 consisting of stock option and RSU grants to all eligible employees, including the current Named Executive Officers. The Board has also approved the issuance of a special one-time retention grant of stock options and RSUs to certain mid-level employees who would generally not be eligible to receive equity based incentives. On March 19, 2007, 3,885,439 stock options at an exercise price of $47.44 were granted to 293 employees and 281,820 RSUs were granted to 289 employees.

Share Ownership Guidelines

The Corporation adopted share ownership guidelines in January 2003 to further align the interests of senior executives with those of the Corporation's shareholders. The guidelines were updated in March, 2007. Under these guidelines, senior executives are expected to own Common Shares with a value equal to a multiple of their base salary as determined by their position.

The guidelines range from 5 times base salary for the Executive Chairman, 3 times base salary for the Deputy Chairman, 2 times base salary for other Named Executive Officers and 1 times base salary for other Executive Vice

SECTION 4

Presidents. Executives are expected to attain their ownership requirements within five years of becoming an executive officer within these categories. Share ownership under these guidelines includes ownership of Common Shares or common shares of Weston and the in-the-money value of vested stock options of the Corporation or Weston.

The beneficial share ownership of each active Named Executive Officer and the dollar value of such share ownership based on the closing price on the TSX on March 20, 2007 is:

Name	Number of Shares		Share Value ($)	
	Loblaw	Weston	Loblaw	Weston
Galen G. Weston	290,000	255,000	13,804,000	18,609,900
Mark Foote	10,700	–	509,320	–
Richard P. Mavrinac	9,173	6,036	436,643	440,507

Retirement Plans

Senior employees (other than Messrs. G.G. Weston and Leighton) participate in the Corporation's Designated Executive Pension Plan. In addition, senior employees of the Corporation, including the Named Executive Officers, are entitled to a supplemental executive retirement plan. Information on these plans can be found under "Pension Plan and Long Service Executive Arrangements" on page 33.

Employment and Retirement Arrangements

Following are descriptions of the employment and retirement arrangements for the new senior management team consisting of Messrs. Galen Weston, Allan Leighton, Mark Foote, Dalton Philips and William Wells.

Mr. Galen G. Weston was appointed Executive Chairman of the Corporation on September 19, 2006 and has entered into an employment agreement with the Corporation. Under his agreement, Mr. Weston's annual base salary is $1 million. He participates in the Corporation's new STIP for the senior executives. On March 19, 2007, Mr. Weston was granted 495,786 options at an exercise price of $47.44 under the Corporation's Stock Option Plan covering a minimum of the three year period 2007-2009 inclusive. Mr. Weston's employment may be terminated at any time for any reason and no amounts shall be owing to him except for accrued and unpaid salary to the date of termination and amounts owing to him in accordance with applicable incentive plans. On termination Mr. Weston is subject to non-competition and confidentiality agreements. Mr. Weston does not participate in any of the Corporation's pension or retirement arrangements.

Mr. Allan L. Leighton was appointed Deputy Chairman of the Corporation on September 19, 2006. Under his employment agreement, Mr. Leighton's annual base salary is $1 million. He participates in the Corporation's new STIP for the senior executives. On March 19, 2007, Mr. Leighton was granted 371,839 options at an exercise price of $47.44 under the Corporation's Stock Option Plan covering a minimum of the three year period 2007-2009 inclusive. Mr. Leighton's employment may be terminated at any time for any reason and no amounts shall be owing to him except for accrued and unpaid salary to the date of termination and amounts owing to him in accordance with applicable incentive plans. On termination Mr. Leighton is subject to non-competition and confidentiality agreements. Mr. Leighton does not participate in any of the Corporation's pension or

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retirement arrangements. Mr. Leighton also serves as Deputy Chairman of Weston and receives compensation from Weston for services rendered in that capacity.

Mr. Mark Foote joined the Corporation on April 24, 2006 as Executive Vice President, General Merchandise and entered into an employment agreement with the Corporation. Mr. Foote's initial base salary was $750,000 per annum but was increased to $850,000 effective September 19, 2006 upon assuming the office and responsibilities of President and Chief Merchandising Officer. Mr. Foote also participates in the Corporation's new STIP for the senior executives and on a non contributory basis in the Corporation's executive defined contribution pension plan. On May 8, 2006, Mr. Foote was granted 100,000 options at an exercise price of $55.50 under the Corporation's Stock Option Plan. In addition, he received 36,036 RSUs on May 8, 2006 under the Corporation's RSU Plan. On March 19, 2007 Mr. Foote was granted 354,051 options at an exercise price of $47.44 under the Corporation's Stock Option Plan covering a minimum of the three year period 2007-2009 inclusive. Mr. Foote received a $2 million bonus upon joining the Corporation which vests over a three year period. Mr. Foote had a guaranteed bonus of $406,651 for 2006. Mr. Foote's employment agreement contains a termination clause such that should his employment terminate within the first 24 months, he will receive an amount equal to 2 times his current base salary and bonus and if termination occurs after the first 24 months, Mr. Foote will be entitled to receive an amount equal to his then current base salary and bonus.

Mr. Dalton Philips joined the Corporation on January 10, 2007 as Executive Vice President and Chief Operating Officer. Under his employment agreement with the Corporation, Mr. Philips' annual base salary is $484,000. Mr. Philips participates in the Corporation's new STIP for the senior executives and on a non-contributory basis in the Corporation's executive defined contribution pension plan. He also participates in a retirement compensation arrangement established to provide reasonable retirement benefits for amounts of compensation in excess of the limits under the Corporation's other executive retirement plans. Annual funding for this arrangement is equal to approximately 55% of Mr. Philips' salary and bonus. In addition on March 19, 2007, Mr. Philips was granted 347,050 stock options at an exercise price of $47.44 under the Corporations' Stock Option Plan and 44,669 RSUs under the RSU Plan covering a minimum of the three year period 2007-2009 inclusive. Mr. Philips' employment may be terminated at any time for any reason and no amounts shall be owing to him except for accrued and unpaid salary to the date of termination and amounts owing to him according to applicable incentive plans.

Mr. William Wells will be assuming the role of Chief Financial Officer of the Corporation on April 2, 2007. Under his employment agreement with the Corporation, Mr. Wells is entitled to a signing bonus in the amount of $1.5 million. Mr. Wells' annual base salary is $750,000. Mr. Wells will participate in the Corporation's new STIP and on a non-contributory basis in the Corporation's executive defined contribution pension plan. In accordance with his employment agreement, on March 19, 2007 Mr. Wells was granted, conditional on his assuming the role of Chief Financial Officer on April 2, 2007, 495,786 stock options at an exercise price of $47.44 under the Corporation's Stock Option Plan covering a minimum of the three year period 2007-2009 inclusive. Mr. Wells' employment agreement contains a termination clause such that should his employment terminate within the first 12 months, he will receive an amount equal to 3 times his current base salary and if termination occurs after the first 12 months, Mr. Wells will be entitled to receive 1.5 times his current base salary plus an amount equal to 1.5 times the lesser of (i) the bonus he earned in the previous year and (ii) his then current base salary.

Messrs. Weston, Leighton, Foote, Philips and Wells all participate in the Corporation's new STIP for members of the senior management team. Under the STIP for these five senior executives, a bonus shall be paid only if the

SECTION 4

Corporation's actual performance in the relevant year exceeds the target levels approved by the Board. The maximum bonus payable is two times the base salary of each executive.

Subsequent to year end, the Corporation announced that Mr. Mavrinac, Executive Vice President of the Corporation, will be retiring from the Corporation effective April 2, 2007. Pursuant to the terms of his employment contract, Mr. Mavrinac will receive a payment of $5 million. Mr. Mavrinac will also be paid amounts owing to him under the Corporation's and Weston's Stock Option Plans, RSU Plans and EVA bonus plans and applicable agreements. Upon ceasing to be employed by the Corporation, Mr. Mavrinac will be subject to certain non-competition covenants.

The Corporation and Mr. David Jeffs entered into an agreement with respect to his resignation effective January 10, 2007. In accordance with this agreement, Mr. Jeffs received payments totalling approximately $3.4 million as a result of the cessation of his employment. Mr. Jeffs is subject to certain non-competition covenants.

On September 19, 2006, the Corporation and Mr. Lederer entered into an agreement with respect to his resignation as President of the Corporation. In accordance with the terms of Mr. Lederer's employment contract, he was paid $12 million as a result of the cessation of his employment. Mr. Lederer was also paid approximately $10 million owing to him under the Stock Option Plans and RSU Plans of the Corporation and of Weston, the EVA bonus plan and applicable agreements. Mr. Lederer is subject to certain non-competition covenants pursuant to his employment contract.

Compensation Review Process

In establishing the total compensation for the Executive Chairman and the Deputy Chairman, the Governance Committee considers the publicly disclosed compensation of chief executive officers of companies whose revenues, profitability and market capitalization are comparable to those of the Corporation, including competitor companies. In establishing their compensation entitlements, the Governance Committee also considers the relative compensation of other members of the senior management team. In addition, the Governance Committee assesses and considers factors such as their contribution to the Corporation in terms of leadership in the management of the Corporation and its subsidiaries, the financial results obtained by the Corporation, increases in shareholder value, the effective development and growth of the Corporation and the development of new growth opportunities for the Corporation.

This report on executive compensation is presented by the Governance, Employee Development, Nominating and Compensation Committee of the Board of Directors.

Anthony S. Fell (Chairman), Anthony R. Graham, Nancy H.O. Lockhart, G. Joseph Reddington and Joseph H. Wright.

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Executive Compensation (continued)

Performance Graph

The graph below compares the cumulative total shareholder return on $100 invested in Common Shares on December 28, 2001 with the cumulative total return of the S&P/TSX Composite Index and the Food and Staples Retailing Sub Index over the same period.

CUMULATIVE TOTAL RETURN

Assuming an investment of $100 and reinvestment of dividends


$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$185
$148
$100
28-Dec-01
27-Dec-02
2-Jan-04
31-Dec-04
30-Dec-05
29-Dec-06
LOBLAW COMPANIES LIMITED
TSX FOOD AND STAPLES RETAILING SUB INDEX TRIV
S&P / TSX COMPOSITE INDEX TRIV

	28-Dec-01	27-Dec-02	2-Jan-04	31-Dec-04	30-Dec-05	29-Dec-06
S&P / TSX COMPOSITE INDEX TRIV	$100	$87	$112	$127	$158	$185
TSX FOOD AND STAPLES RETAILING SUB INDEX TRIV	$100	$102	$123	$139	$140	$148
LOBLAW COMPANIES LIMITED	**$100**	**$105**	**$134**	**$143**	**$114**	**$100**

	28-Dec-01	27-Dec-02	2-Jan-04	31-Dec-04	30-Dec-05	29-Dec-06
S&P / TSX COMPOSITE INDEX TRIV	16,852.24	14,739.86	18,905.25	21,444.89	26,618.80	31,213.49
TSX FOOD AND STAPLES RETAILING SUB INDEX TRIV	1,216.60	1,241.73	1,496.27	1,689.55	1,705.86	1,802.73

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[illegible]

Summary Compensation Table

The following table sets forth compensation earned during the fiscal years 2006, 2005 and 2004 by the Executive Chairman, the Executive Vice President performing the function of chief financial officer, and the three next most highly compensated executive officers of the Corporation for 2006 as well as the former Chairman of the Corporation (collectively the "Named Executive Officers").

		Annual Compensation		Long-Term Compensation Awards			
				Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Securities Under Options/SARs Granted[(1)]	Shares or Units Subject To Resale Restrictions ($)[(9)]	LTIP Payouts ($)	All Other Compensation ($)[(10)]
Current Executives							
Galen G. Weston[(2)] Executive Chairman	2006	411,031	–	–	174,760	–	18,000
Mark Foote[(3)] President and Chief Merchandising Officer	2006	542,201	406,651	100,000	2,000,000	–	2,019,437
Richard P. Mavrinac[(7)]	2006	300,000[(4)]	–	–	261,800	–	15,500
Executive Vice President	2005	300,000[(4)]	172,500[(4)]	28,723	354,403	–	14,300
	2004	250,000[(4)]	169,863[(4)]	–	–	–	14,300
Former Executives							
David R. Jeffs[(5)]	2006	800,000	–	–	484,495	–	10,000
Former Executive	2005	800,000	385,600	76,525	944,982	–	14,883
Vice President	2004	750,000	546,367	–	–	–	17,549
John A. Lederer[(6)]	2006	966,575	–	–	5,000,000	–	12,308,088
Former President	2005	1,350,000	–	145,411	1,794,013	–	18,605
	2004	1,350,000	997,900	–	–	–	16,889
W. Galen Weston[(8)]	2006	666,667[(4)]	–	–	–	–	5,000
Former Chairman	2005	800,000[(4)]	–	114,893	1,418,675	–	5,000
	2004	800,000[(4)]	500,000[(4)]	–	–	–	5,000

(1) Common Shares of the Corporation.

(2) Prior to September 19, 2006, Mr. Galen G. Weston was not a Named Executive Officer of the Corporation.

(3) Pursuant to his employment contract, Mr. Foote's 2006 bonus amount was guaranteed and he received a signing bonus of $2 million which vests over a three-year period, which amount is included in All Other Compensation. See "Employment and Retirement Arrangement" on page 26 for further details.

(4) During relevant periods, Messrs. W.G. Weston and Mavrinac also received salary and bonus from Weston for services as officers of Weston, which amounts are not reflected in this table.

(5) Mr. Jeffs resigned from the Corporation effective January 10, 2007.

(6) Mr. Lederer resigned from the Corporation on September 19, 2006. As described under "Employment and Retirement Arrangements" on page 26, Mr. Lederer received approximately $12 million as a result of the cessation of his employment with the Corporation. This amount is included in All Other Compensation.

(7) Mr. Mavrinac is retiring from the Corporation effective April 2, 2007.

(8) Mr. W. G. Weston resigned from the Corporation on September 19, 2006.

(9) Amounts represent the dollar value of RSUs awarded to the Named Executive Officers, in each case based on the closing price of the Common Shares on the grant date multiplied by the number of RSUs awarded. On February 16, 2006, the Corporation granted Mr. Galen G. Weston 3,146 RSUs, Mr. Jeffs 8,809 RSUs, and Mr. Mavrinac 4,760 RSUs, in each case based on a closing price for the Common Shares of $55.00. On the same date, the Corporation granted to Mr. Lederer 271,985 RSUs of which 90,662 RSUs related to 2006. The value of the 90,662 RSUs was based on a closing price for the Common Shares of $55.00. Mr. Lederer received a cash payment of approximately $4.6 million representing the value of these 90,662 RSUs owing to him under the RSU Plan as disclosed under "Employment and Retirement Arrangements" on page 26. The remaining 181,323 RSUs were cancelled on the cessation of Mr. Lederer's employment. On May 8, 2006, the Corporation granted 36,036 RSUs to Mr. Foote based on a closing price for the Common Shares of $57.57.

As of December 30, 2006, based on the closing price of $48.79 of the Common Shares on the TSX on December 29, 2006, the last trading day of the year, Mr. Galen G. Weston held an aggregate of 4,956 RSUs with a value of $241,803. Mr. W. Galen Weston held an aggregate of 20,106 RSUs with a value of $980,971. Mr. Jeffs held an aggregate of 22,213 RSUs with a value of $1,083,772, Mr. Mavrinac held an aggregate of 9,787 RSUs with a value of $477,507 and Mr. Foote held an aggregate of 36,036 RSUs with a value of $1,758,196.

RSUs are paid out after the end of a three year performance period following the date of their grant subject to conditions. RSUs are not redeemable for shares and do not accumulate additional units based on notional dividends paid on the Common Shares. For a description of the terms of RSUs, see "Restricted Share Unit Plan" on page 24.

(10) Amounts under All Other Compensation include the value of perquisites. The aggregate value of perquisites and benefits for each Named Executive Officer is less than $50,000 and 10% of the Named Executive Officer's total annual salary and bonus.

Grant of Stock Options During the Most Recently Completed Financial Year (2006)

The following table sets out option grants to Named Executive Officers during the most recently completed financial year:

Name of Participant[1]	Securities Under Options/SARs Granted (#)[2]	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Mark Foote	100,000	52.8	55.50[3]	55.50	May 8, 2013

(1) Messrs. W. Galen Weston and Mavrinac also participate in the Weston stock option plan, details of which are outlined in the Weston Management Proxy Circular.

(2) Common Shares of the Corporation.

(3) The exercise price was based on the closing price of the Common Shares at the close of business on the date prior to the date of grant. Options vest 20% on each of the first, second, third, fourth and fifth anniversaries of the date of the grant.

Grants of Restricted Share Units During the Most Recently Completed Financial Year (2006)

The following table sets out RSUs granted to Named Executive Officers during the most recently completed financial year:

Name of Participant*	RSUs Granted (#)[1]	Dollar Value at date of Grant $	% of Total RSUs Granted to Employees in Financial Year	Performance Period End Date
Galen G. Weston	3,146	174,760	0.5	February 16, 2009
Mark Foote	36,036	2,000,000	5.31	May 8, 2009
David R. Jeffs	8,809	484,495	1.30	February 16, 2009
Richard P. Mavrinac	4,760	261,800	0.7	February 16, 2009

(1) Common Shares of the Corporation. See page 24 for terms of grant.

* As described under "Employment and Retirement Arrangements" on page 26, Mr. Lederer received approximately $5.3 million as the amount owing to him under the RSU Plan.

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[illegible]

The following table sets forth, where applicable, options exercised during 2006 and unexercised options at December 30, 2006 for each of the Named Executive Officers:

Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-end Option/SAR Values

Name	Securities/ SARs Acquired on Exercise (#)(1)	Aggregate Value Realized ($)(2)	Unexercised Options at Financial Year End (#) Exercisable/Unexercisable		Date Option/ SAR Granted	Value of Unexercised in the Money Options/SARs at Financial Year End ($) Exercisable/Unexercisable	
Galen G. Weston			2,068	8,272	Jan. 20/05	–	–
Mark Foote	–	–	–	100,000	May 08/06	–	–
David R. Jeffs	–	–	100,000	–	Oct. 19/01	–	–
			31,344	20,895	Jan. 15/03	–	–
			15,319	61,276	Jan. 20/05	–	–
John A. Lederer	160,345	3,013,363	–	–	Jan. 11/00	–	–
	164,950	378,230	–	–	Jan. 08/01	–	–
Richard P. Mavrinac	7,520	115,507	–	–	Jan. 11/00	–	–
			18,656	18,658	Jan. 15/03	–	–
			5,745	22,978	Jan. 20/05	–	–
W. Galen Weston	112,500	1,688,062	–	–	Jan. 11/00	–	–
			41,240	–	Jan. 08/01	–	–
			89,553	59,701	Jan. 15/03	–	–
			22,979	91,914	Jan. 20/05	–	–

(1) Common Shares of the Corporation.

(2) Pre-tax value accrued since date option granted to date of exercise.

Equity Compensation Plans as at December 30, 2006

The following provides information on the Stock Option Plan, which is the Corporation's only plan that provides for the issuance of equity securities:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Stock Option Plan	4,084,646	61.357	2,578,872

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[illegible]

Indebtedness of Directors, Executive Officers and Employees

As at March 20, 2007, there was no indebtedness (other than "routine indebtedness" under applicable Canadian securities laws) owing to the Corporation or any of its subsidiaries by any directors, executive officers, employees or former directors, executive officers or employees of the Corporation or any of its subsidiaries.

Pension Plan and Long Service Executive Arrangements

The Corporation maintains two pension plans for its executives, including its Named Executive Officers other than Mr. Galen G. Weston who does not participate in any of the Corporation's pension plans.

Executive Defined Benefit Plan

Certain senior employees of the Corporation, including Mr. Mavrinac, participate on a non-contributory basis in the Corporation's Designated Executive Pension Plan (the "DB Plan"). The annual pension payable under the DB Plan is capped at $2,111 per year of service. The amount of pension expected at various salary rates and years of service are set out in the following table:

Pension Plan Table

Annual Base Salary	Years of Service				
$ (000's)	10	15	20	25	30
75	15,000	22,500	30,000	37,500	45,000
100	20,000	30,000	40,000	50,000	60,000
125 and above	21,111	31,666	42,222	52,777	63,333

The Corporation has entered into individual retirement agreements with certain senior executives to provide benefits under a non-registered supplemental executive retirement plan ("SERP").

Benefits under the DB Plan and the SERP are based on the executive's length of service and the executive's highest consecutive three year average rate of eligible pension earnings (base salary) during his or her years of service with the Corporation. The total annual benefits paid under the DB Plan and the SERP are capped at $100,000, except for a limited number of senior executives.

The cost of the estimated future SERP and pension benefits for each of the Named Executive Officers is calculated each year by the Corporation's independent actuaries, based on the same method and assumptions used to determine year-end pension plan obligations as disclosed in Note 15 of the 2006 consolidated financial statements of the Corporation. Certain accrued obligations in respect of the Named Executive Officers and other senior employees for the SERP are secured by a stand-by letter of credit issued by a major Canadian chartered bank.

SECTION 4

The following table sets forth the pension cost and estimated benefits under the DB Plan and the SERP to the Named Executive Officers who participate in the DB Plan:

Name	Years of Pension Service as at December 30, 2006	2006 Annual Cost ($)[1]	Total Accrued Pension Obligation as at December 30, 2006 ($)[2]	Estimated Annual Pension Benefits Payable at Normal Retirement Age ($)
David R. Jeffs[3]	28.6	(43,000)	2,267,000	251,900
John A. Lederer[4]	29.3	451,000	4,920,000	500,000
Richard P. Mavrinac[5]	24.6	303,000	3,349,000	300,000
W. Galen Weston[6]	34.0	449,000	5,407,000	500,000

(1) The annual cost represents the growth in the value of the projected pension benefit during the year.

(2) The total accrued pension obligation represents the value of the projected pension benefit assuming normal retirement at age 60.

(3) Mr. Jeffs resigned from the Corporation effective January 10, 2007.

(4) Mr. Lederer resigned from the Corporation effective September 19, 2006.

(5) A portion of the accrued obligation and pension expense for Mr. Mavrinac is allocated to Weston.

(6) Mr. Weston participates in the executive defined benefit pension plan of George Weston Limited. Mr. Weston is presumed to receive a pension of $500,000 per annum at age 70.

Executive Defined Contribution Plan

Certain senior employees of the Corporation, including Mr. Foote, participate on a non-contributory basis in the Corporation's Defined Contribution Executive Plan (the "DC Plan"). Contributions are set as a percentage of base salary and are capped at $19,000 per year as set forth in the following table:

Age + Years of Service	Employer Contributions
< 50	13%
50-60	15%
61 +	17%

The Corporation has entered into retirement agreements with certain executives including Messrs. Foote, Wells and Philips to provide SERP benefits to those senior executives that participate in the DC Plan.

The Corporation's contribution to the DC Plan and the SERP are capped at $34,000 for each year of service.

SECTION 5

Other Information

Director and Officer Liability Insurance

The Corporation maintains insurance for the benefit of its directors and officers and the directors and officers of its subsidiaries, in respect of the performance by them of the duties of their positions. The Corporation believes that coverage limits and deductibles are in line with those maintained by other corporations similar to the Corporation. The Corporation's annual insurance premium in 2006 was $457,571. The insurance limit is $100 million per annum on an aggregate basis or per occurrence basis. There is no deductible in the case of directors and officers and a deductible of up to a maximum of $1 million for the Corporation.

Normal Course Issuer Bid

The Corporation has a Normal Course Issuer Bid (the "Issuer Bid") on the TSX which allows for the purchase and cancellation of up to 13,714,045 Common Shares at market price. A copy of the Corporation's Notice of Intent filed with the TSX can be found at www.sedar.com. The current Issuer Bid expires on March 30, 2007.

Additional Information

Additional copies of the Corporation's latest Annual Information Form (together with the documents or pertinent pages of documents incorporated therein by reference), the Corporation's consolidated financial statements for 2006 together with the report of the auditor on those statements along with Management's Discussion and Analysis and any financial statements for periods after 2006, and this Circular can be obtained upon request from the Senior Vice President, Financial Services and Investor Relations of the Corporation at 1 President's Choice Circle, Brampton, Ontario L6Y 5S5. Additional information about or relating to the Corporation can also be found at www.loblaw.ca and www.sedar.com or by dialing in for regularly scheduled conference calls. Additional information with regard to Weston can be found at www.weston.ca and www.sedar.com.

Contacting the Board of Directors

Shareholders, employees and other interested parties may communicate directly with the Board of Directors through the lead director by writing to:

Lead Director
Loblaw Companies Limited, Suite 2001
22 St. Clair Avenue East
Toronto, Ontario M4T 2S7

Directors' Approval

The contents and sending of this Circular have been approved by the Board.



Robert A. Balcom
Senior Vice President, General Counsel &
Secretary

Dated in Toronto, Canada
March 20, 2007

SCHEDULE A

Statement of Corporate Governance Practices

The Corporation's Board and management believe that sound corporate governance practices contribute to the effective management of the Corporation and its achievement of strategic and operational plans, goals and objectives. To maintain high standards of corporate governance in a rapidly changing environment, the Corporation's governance system is subject to ongoing review and assessment. The Corporation's approach to corporate governance is consistent with Canadian Securities Administrators Corporate Governance Guidelines (the "Guidelines"). The Governance Committee regularly reviews its corporate governance practices and considers any changes necessary to maintain the Corporation's high standards of corporate governance. To this end, the Corporation also considers the rules of the New York Stock Exchange and of the Securities and Exchange Commission, although the Corporation is not subject to such rules.

The Corporation's website, www.loblaw.ca, sets out additional governance information, including the Corporation's Code of Business Conduct, its Disclosure Policy and the Mandates of the Board and of its Committees.

Director Independence

The Board is comprised of a majority of independent directors and will continue to be comprised of a majority of independent directors if all the nominees proposed for election at the Meeting are elected. The Governance Committee has reviewed each existing and proposed director's factual circumstances and relationships with the Corporation to determine whether he or she is independent within the meaning of the Guidelines. The Guidelines provide that a director is independent if he or she has no material relationship with the Corporation or its affiliates that would reasonably be expected to interfere with the director's independent judgment. The following existing and proposed directors and nominees are independent: Paul M. Beeston, Anthony S. Fell, John S. Lacey, Nancy H.O. Lockhart, Thomas C. O'Neill, John D. Wetmore, and Joseph H. Wright. The following directors are not independent:

- Galen G. Weston, who is an executive officer of the Corporation and a relative of Mr. W. Galen Weston, the Corporation's controlling shareholder;
- Gordon A. M. Currie, who is an executive officer of Weston;
- Camilla H. Dalglish, who is a relative of Messrs. W. Galen Weston and Galen G. Weston;
- Anthony R. Graham, who is an executive officer of Wittington Investments, Limited, the principal shareholder of Weston;
- Allan L. Leighton, who is an executive officer of the Corporation and of Weston; and
- Pierre Michaud, who is an executive officer and consultant to Provigo Inc., a subsidiary of the Corporation.

The Chairman of the Board or of a Committee meets separately with the Board or Committee members after each meeting.

The independent directors meet separately on a periodic basis following Board meetings and on other occasions as required or desirable. Additional information relating to each director and each director nominee standing for election, including other public company boards on which they serve as well as their attendance record for all

SCHEDULE A

[illegible]

Board and Committee meetings during fiscal 2006, can be found on pages 5 through 12 and page 20 of this Circular.

Board Leadership

Mr. Galen G. Weston is the Executive Chairman of the Corporation and Mr. Allan L. Leighton is the Deputy Chairman of the Corporation. The Board has established a position description for each of the Executive Chairman and the Deputy Chairman.

The Board has also appointed an independent director, Anthony S. Fell, to serve as lead director. The lead director provides leadership to the Board and particularly to the independent directors. He ensures that the Board operates independently of management and that directors have an independent leadership contact. As part of his responsibilities, the lead director meets periodically with the other directors to obtain insight as to areas where the Board and its Committees can operate more effectively and to ensure the Board is able to discharge its responsibilities independent of management. The Board has developed a position description for the lead director.

The Executive Chairman directs the operations of the Board. He chairs each meeting of the Board and is responsible for the management and effective functioning of the Board generally and provides leadership to the Board in all matters. More specifically, the Executive Chairman works in consultation with senior management to, among other things: set the agenda for each Board meeting; ensure that the Board has all the information it needs to discuss the matters brought to the Board; and ensure that all the Board's responsibilities, as set out in the Board mandate, are being fulfilled. The Executive Chairman also monitors the reports from the Committees of the Board to ensure the Committees are fulfilling the responsibilities delegated to them by the Board. The Executive Chairman also chairs meetings of shareholders and facilitates the response by management to shareholder concerns. The Executive Chairman ensures that strategic plans are communicated to the Board and that such plans are evaluated as to their success.

Board Responsibilities and Duties

The Board, directly and through its Committees, supervises the management of the business and affairs of the Corporation with the goal of enhancing long-term shareholder value. A copy of the Board's mandate is found on page 43 of this Circular. The Board reviews the Corporation's direction, assigns responsibility to management for achievement of that direction, develops and approves major policy decisions, delegates to management the authority and responsibility in day-to-day affairs and reviews management's performance and effectiveness. The Board's expectations of management are communicated to management directly and through Committees of the Board.

The Board approves the Corporation's corporate goals and objectives, operating budgets and strategies, which take into account the opportunities and risks of the business. Members of the Board attend an annual all-day strategy session with management to discuss and review the Corporation's strategic plans and opportunities. Each operating division presents a review of its activities and its outlook and strategies for the long-term. In addition, management's strengths and weaknesses are discussed. Through the Audit Committee, the Board oversees the Corporation's risk management framework and assesses and evaluates the integrity of the Corporation's internal control over financial reporting and management information systems. Through the Governance Committee, the Board oversees succession planning and compensation for senior management and members of the Board.

SCHEDULE A

Individual directors may, with the approval of the lead director, retain an outside advisor at the expense of the Corporation.

The Board requires that management seek directors' review and approval of:

- strategic corporate direction and corporate performance objectives;
- multi-year and annual business, capital and operating plans and budgets;
- material capital expenditures, acquisitions, divestitures and restructurings; and
- investment outside of the ordinary course of business.

These matters are in addition to those matters which are required by law to receive Board consideration and approval.

The Board regularly receives reports on the operating results of the Corporation, as well as timely reports on certain non-operational matters, including insurance, pensions, corporate governance, health and safety, legal and treasury matters.

Ethical Business Conduct

The Corporation's Code of Business Conduct (the "Code") sets out the Corporation's long-standing commitment of requiring adherence to high standards of ethical conduct and business practices. The Code is reviewed annually to ensure it is current and reflects best practices in the area of ethical business conduct. All directors, officers and employees of the Corporation are required to comply with the Code and must acknowledge their commitment to abide by the Code on a periodic basis. The Code is available on the Corporation's website at www.loblaw.ca.

The Code also deals with conflicts of interest. Should a director, officer, or employee have a conflict of interest with respect to any matter, that individual is required to bring the conflict to the attention of the Ethics and Conduct Committee and, if a director has a conflict with respect to any matter, he or she may not participate in any discussion or vote on the matter. The Code also addresses such matters as the protection of confidential information and the protection and proper use of the Corporation's assets.

The Corporation has established an Ethics and Conduct Committee which reviews all material breaches of the Code. The Ethics and Conduct Committee also oversees implementation of the Code, educating employees regarding the Code and reviews the Code annually to determine if it requires revision.

The Corporation encourages the reporting of unethical behaviour and has established an Ethics Response Line, a toll-free number that any employee or director may use to report conduct which he or she feels violates the Code or otherwise constitutes fraud or unethical conduct. A fraud reporting protocol has also been implemented to ensure that fraud is reported to senior management in a timely manner. In addition, the Audit Committee has endorsed procedures for the anonymous receipt, retention and handling of complaints regarding accounting, internal control or auditing matters. These procedures are available at www.loblaw.ca.

The Corporation has adopted a Vendor Code of Conduct that sets out the Corporation's expectations of its vendor community with respect to ethical conduct and social responsibilities. The Vendor Code deals with such matters as labour practices, respect for the environment and compliance with various laws.

SCHEDULE A

Statement of Corporate Governance Practices (continued)

Orientation and Continuing Education

The Governance Committee is responsible for the orientation and education of new directors about the business of the Corporation. New directors are provided with a directors' guide containing details of the Corporation's operations, the structure and role of the Board and its Committees, the Board's mandate, compliance requirements for directors, corporate policies, as well as agendas and minutes for recent Board and Committee meetings. The goal is to ensure that the new directors fully understand the nature and operation of the Corporation's businesses. One-on-one meetings can be arranged with the heads of each of the Corporation's principal business groups for a new director to learn about the various functions and activities of the Corporation. On an ongoing basis, as part of regular Board meetings, directors are given presentations on various aspects of the Corporation's operations. All Board members participate in an annual all-day Board meeting at which in-depth information regarding particular aspects of the Corporation's strategic plan is reviewed. Members of the Board also participate periodically in senior management conferences. These conferences involve presentations by and discussions with senior executives responsible for different aspects of the business of the Corporation.

Assessment of the Board, and its Members and its Committees

Each year, the Governance Committee undertakes a review process to assess the performance and effectiveness of the Board and its Committees. In 2006, this process included a questionnaire completed by each of the directors, soliciting feedback from directors on matters including the operation of the Board and its Committees, the adequacy of information provided to directors, Board structure and agenda planning for Board meetings. The survey results were reviewed by the Governance Committee and then presented to the full Board.

Following the assessment, the members of the Board made recommendations for improvements in certain areas, including the involvement of the Board with the Corporation's strategic plan and the number of meetings of the Board held in a typical year.

Each year, in addition to the assessment that the Governance Committee performs in connection with compensation matters, the Governance Committee assesses the performance of the Executive Chairman, the Deputy Chairman and the President and Chief Merchandising Officer and reviews the results with the Board.

Nomination of Directors

The Governance Committee is responsible for the nomination of directors. The Governance Committee reviews the experience and performance of nominees for election to the Board and the appointment of directors to Committees.

On an annual basis or when required, the Governance Committee meets to consider any vacancies on the Board or to assess the composition of the current Board membership. The members of the Board are canvassed with respect to potential candidates and each candidate is evaluated with respect to his or her experience and expertise, with particular attention paid to those areas of expertise that could best complement the current Board. The Governance Committee also assesses any potential conflicts, independence or time commitment concerns the candidate may present. The Committee then presents its list of potential candidates to the Board. A continuous list of potential candidates is kept with the records of the Governance Committee.

SCHEDULE A

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Composition of the Governance Committee

The Governance Committee, which is responsible for the identification of new candidates for the Board and for the oversight of compensation for directors and officers of the Corporation, is not comprised entirely of independent directors because one member, Mr. Graham is an officer of Wittington Investments, Limited, ("Wittington") the private holding corporation that controls Weston. The Board has determined that it is appropriate for Mr. Graham to be a member of the Governance Committee, with the remainder of the members of the Governance Committee being independent directors. The Board believes that the presence of a majority of independent directors on the Governance Committee and the alignment of interests described above ensure an objective nomination process that is in the interests of all shareholders.

Board Committees

There are five committees of the Board: Audit; Governance, Employee Development, Nominating and Compensation; Pension and Benefits; Environmental, Health and Safety; and Executive.

The Audit Committee is comprised solely of independent directors. All other committees, other than the Executive Committee, are comprised solely of non-management directors, in each case, with a majority of members being independent directors. The Board believes that the composition of its committees (other than the Executive Committee) allows them to operate independently from management such that shareholders' interests are protected.

Each Committee has a formal mandate and a position description for the Chair established by the Board. Both the mandate and position description are reviewed annually by the Governance Committee. Copies of the Committees' mandates are available on the Corporation's website, www.loblaw.ca.

Position Descriptions for the Chair of the Committees

The Chair of each Committee is responsible for the leadership and effective functioning of the Committee. Specifically, the Chair is responsible for the following: maintaining a productive and effective relationship between the Committee and management of the Corporation; ensuring the proper flow of information from the Committee, the matters discussed and voted upon at each Committee meeting; reviewing the agenda for each meeting of the Committee to ensure that all appropriate matters are brought forward for discussion at the Committee meeting, ensuring that the Committee meets as frequently as is necessary and ensuring, with the assistance of management, that all proper materials and information are before the Committee in connection with matters to be discussed at each meeting of the Committee.

The following is a brief summary of some of the responsibilities of each Committee.

Audit Committee

All members of the Audit Committee must be independent and financially literate as required under applicable securities law rules. The Audit Committee is also responsible for supporting the Board in overseeing the integrity of the Corporation's financial reporting and internal controls over financial reporting, disclosure controls, internal audit function and its compliance with legal and regulatory requirements. The Audit Committee's responsibilities include:

- recommending the appointment of the external auditor;
- reviewing the arrangements for and scope of the audit by the external auditor;

SCHEDULE A

- reviewing the independence of the external auditor;
- considering and evaluating with management the adequacy and effectiveness of internal controls over financial reporting and financial disclosure controls and reviewing any proposed corrective actions;
- reviewing and monitoring the Corporation's policies relating to ethics and conflicts of interests of officers and employees;
- overseeing procedures for the receipt, retention and follow up of complaints regarding the Corporation's accounting, internal controls and auditing matters and the confidential anonymous submission by employees of concerns regarding such matters;
- reviewing and monitoring the internal audit function of the Corporation;
- reviewing the integrity of the Corporation's management and information systems;
- reviewing and approving the audit fees paid to the external auditor and pre-approval of non-audit related fees to the external auditor;
- discussing and reviewing with management and the external auditor the Corporation's annual and interim consolidated financial statements, key reporting matters and Management's Discussion and Analysis and Annual Information Form;
- reviewing disclosure containing financial information based on the Corporation's financial statements; and
- reviewing with management the principle risks of the Corporation's business and the systems and processes implemented to manage these risks.

Governance, Employee Development, Nominating and Compensation Committee

The Governance Committee is responsible for overseeing the compensation of directors and executive officers. The Governance Committee is also responsible for developing and maintaining governance practices consistent with high standards of corporate governance. As part of its mandate, the Governance Committee identifies and recommends candidates for nomination to the Board as directors, monitors the orientation program for new directors and maintains a process for assessing the performance of the Board and its Committees as well as the performance of individual directors and discharging the Board's responsibilities relating to compensation and succession planning for the Corporation's senior employees. The Governance Committee's specific responsibilities include:

- identifying candidates for membership on the Board and evaluating the independence of the directors;
- assisting in directors' orientation and assessing their performance on an on-going basis;
- shaping the Corporation's approach to corporate governance and recommending to the Board corporate governance principles to be followed by the Corporation;
- discharging the Board's responsibilities relating to compensation and succession planning for the Corporation's senior employees; and
- determining the process for the compensation of directors and executive officers.

The Board has appointed the Chair of the Governance Committee, who is an independent director, to serve as lead director.

SCHEDULE A

Pension and Benefits Committee

The Pension and Benefits Committee is responsible for:

- reviewing the performance of the Corporation's and its subsidiaries' pension plans and pension funds;
- reviewing and recommending managers for the fund's portfolio;
- reviewing the performance of pension fund managers;
- reviewing and approving the assumptions used, the funded status and amendments to the Corporation's and its subsidiaries' pension plans; and
- receiving reports regarding level, types and costs of the Corporation's employee benefit plans.

Environmental, Health and Safety Committee

The Environmental, Health and Safety Committee is responsible for reviewing and monitoring environmental, food safety and workplace health and safety policies, procedures, practices and compliance.

Executive Committee

The Executive Committee possesses all of the powers of the Board except the power to declare common dividends and certain other powers specifically reserved by applicable law to the Board. The Executive Committee acts only when it is not practicable for the full Board to meet.

Other Corporate Governance Matters

Disclosure Policy

The Board has adopted a corporate Disclosure Policy to deal with the timely dissemination of all material information. A copy of the Disclosure Policy is available on the Corporation's website, www.loblaw.ca. The Disclosure Policy, which is reviewed annually, establishes consistent guidance for determining what information is material and how it is to be disclosed to avoid selective disclosure and to ensure wide dissemination. The Board, directly and through its Committees, reviews and approves the contents of major disclosure documents, including interim and annual consolidated financial statements, the Annual Report, the Annual Information Form, Management's Discussion and Analysis, and this Circular. The Corporation seeks to communicate to its shareholders through these documents as well as by means of news releases, its website and investor relations meetings.

Disclosure Committee

A Disclosure Committee comprised of senior management of the Corporation oversees the Corporation's disclosure process as outlined in the Disclosure Policy. The Disclosure Committee's mandate includes ensuring that effective internal disclosure controls and procedures are in place to allow the Corporation to satisfy all of its continuous disclosure obligations including certification requirements. The Disclosure Committee is also responsible for ensuring that the policies and procedures contained in the Corporation's Disclosure Policy are in compliance with regulatory requirements.

SCHEDULE A-1

Mandate of the Board of Directors

The purpose of this document is to summarize the governance and management roles and responsibilities of the Board of Directors of the Corporation (the "Board").

1. **ROLE**

The role of the Board is to provide governance and stewardship of the Corporation. Its role is to review corporate strategy, assign responsibility to management for achievement of that strategy, establish limitations on the authority delegated to management and monitor performance against approved objectives. In fulfilling this role, the Board regularly reviews management's strategic plans so that they continue to be responsive to the changing business environment in which the Corporation operates. The Board oversees the Corporation's approach to corporate governance, succession planning, internal control over financial reporting, disclosure controls and procedures, and information systems to ensure that the Corporation reports accurately and fairly information to shareholders, other stakeholders and the public. The Board is required to appoint corporate officers and satisfy itself as to the integrity of senior management, that the Corporation engages in ethical and legal conduct and that senior management creates a culture of integrity throughout the Corporation.

2. **RESPONSIBILITIES**

To ensure that it fulfills its role, the Board will:

(a) Define Shareholder Expectations for Corporate Performance Through Effective Communication with Shareholders

- Satisfy itself that there is effective communication between the Board and the Corporation's shareholders, other stakeholders, and the public, including effective, transparent and timely public disclosure.
- Determine, from time to time, the appropriate criteria against which to evaluate performance, and set corporate strategic goals and objectives within this context.

(b) Establish Strategic Goals, Performance Objectives and Operational Policies

The Board will review and approve broad strategic corporate objectives and establish corporate values against which corporate performance will be measured. In this regard, the Board will:

- Approve long-term strategies.
- Review and approve management's strategic and operational plans so that they are consistent with long-term goals.
- Approve strategic and operational policies within which management will operate.
- Set targets and budgets against which to measure corporate and executive performance.
- Satisfy itself that a portion of executive compensation is linked appropriately to corporate performance.
- Satisfy itself that a process is in place with respect to the appointment, development, evaluation and succession of senior management.

SCHEDULE A-1

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(c) **Delegate Management Authority to the Executive Chairman**

- Delegate to the Executive Chairman the authority to manage and supervise the business of the Corporation, decisions regarding the Corporation's ordinary course of business and operations that are not specifically reserved to the Board under the terms of that delegation of authority.
- Determine what, if any, executive limitations may be required in the exercise of the authority delegated to management.

(d) **Monitor Corporate Performance**

- Understand, assess and monitor the principal risks of all aspects of the business in which the Corporation is engaged.
- Monitor corporate performance against both short-term and long-term strategic plans and annual performance targets, and monitor compliance with Board policies and the effectiveness of risk management practices.

(e) **Corporate Governance**

- Develop and monitor compliance with a set of corporate governance principles and guidelines.
- Appoint a lead director who is an independent director to provide leadership to the Board and the independent directors.
- Ensure that independent directors hold regular meetings without the attendance of management or non-independent directors.
- Review the Board's mandate on an annual basis and make any revisions which are necessary.
- Adopt a written code of business conduct which is applicable to employees, officers and directors of the Corporation, and monitor compliance with such code.
- Develop, adopt and regularly review position descriptions for the Executive Chairman, the Deputy Chairman, the lead director and the chair of each committee of the Board.
- Assess the effectiveness and performance of the Board and its committees as well as their individual members.

3. COMPOSITION

The Board shall be comprised of a majority of independent directors. For this purpose, a director is independent if he or she would be Independent within the meaning of National Instrument 58-101 *Disclosure of Corporate Governance Practices,* as the same may be amended from time to time.

4. COMMITTEES

The Board may establish committees and delegate such authority and responsibilities to such committees as it approves. The authority and responsibilities of any committee so established shall be set out in a written charter. The Board has established the following committees: the Audit Committee (which is comprised entirely of independent directors), the Governance, Employee Development, Nominating and Compensation Committee, (which is comprised of a majority of independent directors) the Environmental, Health and Safety Committee, the Pension and Benefits Committee and the Executive Committee.

5. ORIENTATION AND CONTINUING EDUCATION

The Board shall ensure that all directors receive a comprehensive orientation and continuing education in connection with their role, responsibilities and the business of the Corporation, as well as the skills they must use in their roles as directors.

6. SHARE OWNERSHIP BY DIRECTORS

The Board shall approve requirements for ownership by directors of shares of the Corporation and shall monitor compliance with such requirements.

SCHEDULE B

[illegible]

LOBLAW COMPANIES LIMITED has established and hereby amends an Employees' Stock Option Plan for employees of the Corporation and its Affiliates in order to secure for the Corporation and its shareholders the benefits of incentives inherent in share ownership by key employees of the Corporation and its Affiliates who, in the judgment of the Board of Directors or the Committee will be largely responsible for the future growth and continued success of the Corporation. It is recognized that stock option plans aid in retaining and encouraging employees of exceptional ability because of the opportunity offered them to acquire a proprietary interest in the Corporation.

1. **Definitions:**

(a) "Act" means the Securities Act (Ontario), as from time to time amended.

(b) "Affiliate" means any entity which is an "affiliate" of the Corporation for the purposes of Ontario Securities Commission National Instrument 45-106 Prospectus and Registration Exemptions, as amended or replaced from time to time.

(c) "Blackout Period" means the period imposed by the Corporation, during which Optionees may not trade in the Corporation's securities (and includes any period in which an Optionee has Material Undisclosed Information).

(d) "Board of Directors" means the Board of Directors of the Corporation.

(e) "Committee" means the Governance, Employee Development, Nominating and Compensation Committee or the Executive Committee of the Board of Directors or any other committee designated by the Board of Directors to carry on the functions of the Committee hereunder.

(f) "Corporation" means Loblaw Companies Limited and its successors.

(g) "Eligible Employees" means key employees (including officers, whether or not directors) of the Corporation and its Affiliates, as determined by the Board of Directors or the Committee, and shall constitute the class of employees eligible for the granting of Options.

(h) "Fair Market Value" means the greater of (i) the weighted average of the trading prices of the Shares on the Toronto Stock Exchange for the five trading days prior to the applicable grant date and (ii) the weighted average of the trading prices of the Shares on the Toronto Stock Exchange on the trading day prior to the grant date except that for U.S. Participants, "Fair Market Value" means the closing price of the Shares on the Toronto Stock Exchange on the day prior to the grant date.

(i) "Material Undisclosed Information" means material information affecting the Corporation that has not been publicly disclosed.

(j) "Option" means an Option granted under the terms of the Plan.

(k) "Option Price" means the price at which a Share may be exercised pursuant to an Option and which may not be less than Fair Market Value at the date of grant.

(l) "Optionee" means an Eligible Employee to whom an Option is granted.

(m) "Plan" means the Amended and Restated Employees' Stock Option Plan herein provided for.

SCHEDULE B

[illegible]

(n) "Shares" mean the Common Shares of the Corporation.

(o) "Stock Option Agreement" means, in the case of each Option, the stock option agreement approved for the Option as provided in Section 5.

(p) "Subsidiary" means a company that is a subsidiary of the Corporation within the meaning of the Act.

(q) "U.S. Participant" means an Eligible Employee who is subject to the income tax legislation of the United States.

2. **Number of Shares:** The shares which may be issued and sold upon the exercise of Options granted pursuant to the Plan will be Shares. The maximum number of Shares issuable pursuant to the Plan at any time shall not exceed 13,708,678. The aggregate number of Shares issued to insiders of the Corporation within any 12 month period, or issuable to insiders of the Corporation at any time, under the Plan and any other security-based compensation arrangement of the Corporation, may not exceed 5% of the total number of issued and outstanding Common Shares of the Corporation at such time.

For greater certainty, any Share issuable pursuant to an outstanding Option that is, for any reason, cancelled, expired, forfeited or terminated without having been exercised in full shall again be available for issuance upon the exercise of Options granted pursuant to the Plan.

The terms "security based compensation arrangement" and "insider" have the meanings attributed thereto in the TSX Company Manual.

3. **Participation:** Options shall be granted only to Eligible Employees.

4. **Price:** The price at which each Share may be exercised under an Option shall be not less than 100% of its Fair Market Value at the date of grant.

5. **Grant of Options:** The Board of Directors or the Committee may from time to time make all determinations regarding the granting of Options, including the effective date of such grant, and may authorize the granting of Options at the opening of business on such date to such Eligible Employees as it may select for the number of Shares that it shall designate, all subject to the provisions of the Plan. It may take into consideration the Eligible Employees' present and potential contributions to the success of the Corporation or any Subsidiary and such other factors which it may deem proper and relevant, but shall select only Eligible Employees who are anticipated to remain in the employ of the Corporation or its Affiliates for not less than one year from the date of the grant of the Option.

Each Option shall be confirmed by a Stock Option Agreement containing terms and conditions consistent with the Plan and approved by the Board of Directors or the Committee (which terms and conditions need not be the same in each case and may be changed from time to time).

6. **Terms of Options:** Except as otherwise determined by the Board of Directors or the Committee:

(a) No Option may be exercised in whole or in part prior to one year from the date it is granted.

(b) Options shall become exercisable (in each case to the nearest full Share) at such times and in such instalments, which may be cumulative, as may be provided in the Stock Option Agreement, having

SCHEDULE B

Amended and Restated [illegible] Stock Option Plan [illegible]

regard for any requirements of any competent governmental authority or any stock exchange on which the Shares are listed for trading.

(c) Options shall terminate on the first to occur of the following events:

(i) termination of the Option pursuant to the Stock Option Agreement; or

(ii) termination of the Optionee's employment as provided in Section 7.

(d) Each Option shall expire on such date (being not less than five nor more than ten years from the date of the grant of the Option) as the Board of Directors or the Committee may determine at the time the Option is granted (which determination may be evidenced by the applicable Stock Option Agreement).

(e) Except as set forth in Section 7, no Option may be exercised unless the Optionee is at the time of such exercise in the employ of the Corporation or any Affiliate and has been continuously so employed since the grant of the Option.

(f) If an Option would otherwise expire during a Blackout Period, the term of such Option shall automatically be extended until 10 business days after the end of the Blackout Period.

7. **Effect of Cessation of Employment:** If the Optionee dies, retires or otherwise ceases to be employed by the Corporation and/or the Affiliate (whether or not by reason of the Optionee's employment being terminated with or without cause), no Option held by the Optionee shall be exercisable after the date of such death, retirement or other cessation of employment (or after the date the Optionee gives or receives any notice of termination of employment), except as follows and subject to Section 6(f):

(a) If the Optionee's employment is terminated without cause, on or before the 30th day after the earlier of the date of such cessation of employment and the date of such notice, if any, the Optionee may exercise his or her Option(s) to the extent the Optionee was entitled to do so at the date of such cessation of employment or notice.

(b) If the Optionee retires under a retirement pension plan of the Corporation or any Affiliate, the 30-day period referred to in clause (a) shall be extended to 90 days after the date of retirement.

(c) If the Optionee dies while employed by the Corporation or any Affiliate or within the 30-day or 90-day periods referred to in clauses (a) or (b), the person or persons to whom the Optionee's rights have passed by the Optionee's will or the laws of descent and distribution may, on or before the 180th day after the date of death, exercise the deceased's Option(s) to the extent the Optionee was entitled to do so at the date of death provided, however, that nothing contained in paragraphs (a), (b) or (c) shall extend the expiry date of any Option or give any person a right to exercise an Option after the date when the same has expired in accordance with its terms.

(d) The date of cessation of an Optionee's employment is the Optionee's last day of active employment and does not include any period of statutory, reasonable or contractual notice or any period of deemed employment or salary continuance.

SCHEDULE B

Amendment of Restated Employees' Share Option Plan (continued)

8. **Adjustment in Shares Subject to the Plan:**

(a) In the event of any consolidation, subdivision or reclassification of Shares, or any stock dividend of Shares paid otherwise than in lieu of a normal cash dividend, or any merger, amalgamation or reorganization of the Corporation, the number of Shares subject to any Option then outstanding and the Option Price thereof shall be adjusted appropriately by the Board of Directors or the Committee to ensure that such Option will after such event represent a benefit substantially similar to the benefit, if any, it represented before such event, and such adjustments shall be effective and binding for all purposes of the Plan.

(b) In the event of a transaction which the Board of Directors determines would result in a change of control or a potential change of control, the Board of Directors shall have the power to: (i) accelerate the vesting of Options in full or in part; and (ii) make such other changes to the terms of the Options as it considers fair and appropriate in the circumstances, including but not limited to: (x) otherwise modifying the terms of the Options to assist the Optionees to tender into a take-over bid or other arrangement or transaction leading to a change of control, and thereafter; (y) terminating, conditionally or otherwise, the Options not exercised following successful completion of such bid, arrangement or transaction. If the change of control or potential change of control is not completed within the time specified therein (as the same may be extended), the Options which vested pursuant to this Section shall be returned by the Optionee to the Corporation, in either case, and, if exercised, shall be reinstated as authorized but unissued Shares and the original terms applicable to such Options shall be reinstated.

9. **Payment for Shares:** Payment for Shares purchased upon exercise of an Option shall be made in full not later than 10 business days following the exercise of the Option.

10. **Transferability:**

(a) Options shall not be transferable or assignable otherwise than by will or by the laws of descent and distribution, and during the lifetime of an Optionee shall be exercisable only by him or her.

(b) Instead of receiving Shares on the exercise of an Option, including Shares under Option at the date this amendment becomes effective, an Optionee may, by written notice to the Corporation given at any time when such Option is exercisable, elect to receive in cash from the Corporation an amount equal to the excess of the Fair Market Value of the Shares as to which such election is made over the Option Price of such Shares set out in the Stock Option Agreement granting the Option ("Share Appreciation Value") net of any required tax withholding. An Option on shares as to which such election is made shall thereupon be deemed to have expired. Payment of such Appreciation Value shall be made within 7 business days of receipt by the Corporation of such appropriately executed election form.

11. **Necessary Approvals:** The obligation of the Corporation to sell and deliver Shares on the exercise of Options is subject to the approval of any competent governmental authority or stock exchange on which the Shares are listed for trading, which may be required in connection with the creation, issuance or sale of such Shares by the Corporation.

12. **Expiration, Amendment and Termination of the Plan:** The Board of Directors or the Committee may amend, suspend or terminate the Plan, or any portion thereof, at any time, subject to those provisions of applicable

SCHEDULE B

law (including, without limitation, the applicable rules, regulations and policies of any stock exchange) that require approval of shareholders or any governmental or regulatory body. The Board of Directors or the Committee may make amendments to the Plan or any Option outstanding thereunder without seeking shareholder approval, except for the following types of amendments:

(i) increasing the number of Shares reserved for issuance under the Plan;

(ii) reducing the Option Price, except pursuant to Section 8(a);

(iii) extending the term of an Option beyond its original expiry date or beyond 10 years from its grant date, except pursuant to Section 6(f);

(iv) extending eligibility to participate in the Plan to non-employee directors;

(v) permitting Options to be transferred other than by testate or intestate succession;

(vi) permitting awards, other than Options, to be made under the Plan; or

(vii) amending this Section 12.

Except as expressly set forth in the Plan, no action of the Board shall alter or impair the rights of an Optionee under any Option previously granted to an Optionee without the consent of the affected Optionee.

13. **Administration of the Plan:** The Board of Directors or the Committee is authorized to interpret the Plan and from time to time to adopt, amend and rescind the rules and regulations for carrying out the Plan. The interpretation and construction of any provision of the Plan by the Board of Directors or the Committee shall be final and conclusive. Administration of the Plan shall be the responsibility of the appropriate officers of the Corporation.

14. **Governing Law:** The Plan and all Options from time to time outstanding shall be governed by the law of the Province of Ontario and the applicable laws of Canada.

15. **U.S. Incentive Stock Options:**

(a) The Board of Directors or the Committee may grant, to U.S. Participants Options which for purposes of such legislation qualify as incentive stock options ("ISO's"). To the extent any such Option does not qualify as an ISO, it shall constitute a non-qualified stock option under such legislation. Options issued as ISO's shall be subject to the terms and conditions set out in Schedule A hereto and to all other terms and conditions of the Plan which are not inconsistent therewith. This section shall terminate on the 10th anniversary of the earlier of the date the first ISO is granted under the Plan and the date on which this section is formally approved by the Board of Directors, without prejudice to any ISO granted prior to and outstanding on that date.

(b) Compensation paid under the Plan to U.S. Participants is intended not to be subjected to U.S. federal income tax under Section 409A of the Internal Revenue Code and the Plan shall be construed, interpreted and administered in compliance with such intent. The Board of Directors or the Committee is hereby authorized to amend the Plan or any award under the Plan to achieve this result.

SCHEDULE B

[illegible]

SCHEDULE A TO THE AMENDED AND RESTATED EMPLOYEES' STOCK OPTION PLAN

Additional Terms and Conditions Applicable to U.S. Incentive Stock Options

1. **Definitions:**

   (a) "Code" means the United States Internal Revenue Code of 1986, as from time to time amended, and

   (b) "ISO" means an Option which qualifies as an incentive stock option under Section 422 of the Code.

2. **Number of Shares:** The maximum number of Shares which may be issued under ISO's shall be 3,427,000 (as adjusted from time to time by the Board of Directors or the Committee in the event of any occurrence contemplated by Section 8 of the Plan).

3. **Grant of Options:** No ISO may be granted to any Eligible Employee who owns or exercises control or direction over, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Corporation or any Subsidiary.

The aggregate Fair Market Value (determined as of the date an ISO is granted) of the Shares with respect to which any Eligible Employee may be granted ISO's in any calendar year (under the Plan and all other plans of the Corporation and its Subsidiaries) shall not exceed the equivalent of $100,000 U.S.

4. **Terms of Options:** To the extent required under applicable tax legislation, an ISO may not be exercised by an Optionee while an ISO previously granted to the Optionee by the Corporation or any Subsidiary is outstanding, and each Stock Option Agreement relating to an ISO shall so provide.

SCHEDULE C

BY-LAW NO. 1

A by-law relating generally to the transaction of the business and affairs of

LOBLAW COMPANIES LIMITED

CONTENTS

BE IT ENACTED as a by-law of the Corporation as follows:

SECTION 1
INTERPRETATION

1.1 Definitions — In the by-laws of the Corporation, unless the context otherwise requires, capitalized terms used but not defined in this By-Law shall have the meanings attributed to them in the Act, except that:

"**Act**" means the *Canada Business Corporations Act*, as amended, restated or in effect from time to time, and any statute that may be substituted therefor;

"**appoint**" includes "**elect**" and vice-versa;

"**articles**" means the original or restated articles of incorporation, articles of amendment, articles of amalgamation, articles of continuance, articles of reorganization, articles of arrangement, articles of dissolution or articles of revival and includes any amendments thereto;

"**Board**" means the board of directors of the Corporation;

"**by-laws**" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"**Corporation**" means Loblaw Companies Limited and its successors;

"**meeting of shareholders**" includes an annual meeting of shareholders or a special meeting of shareholders;
"**special meeting of shareholders**" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

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"**non-business day**" means Saturday, Sunday and any other day that is a holiday as defined in the *Interpretation Act* (Canada) and any statute that may be substituted therefor, as amended, restated or in effect from time to time;

"**recorded address**" means:

(a) in the case of a shareholder, that person's address as recorded in the securities register;

(b) in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and

(c) in the case of a director, officer, auditor or member of a committee of the Board, that individual's latest address as recorded in the records of the Corporation;

"**Regulations**" means the regulations made under the Act, as amended, restated or in effect from time to time; and

"**signing officer**" means, in relation to any instrument, any person authorized to sign the instrument on behalf of the Corporation by Section 2.2 or by a resolution passed pursuant thereto.

1.2 Interpretation — Words in the singular include the plural and vice-versa, words in one gender include all genders, and words importing persons include individuals, bodies corporate, partnerships, trusts and unincorporated organizations.

SECTION 2
BUSINESS OF THE CORPORATION

2.1 Corporate Seal — The Corporation may have one or more different corporate seals which may be adopted or changed from time to time by the Board, on which the name of the Corporation appears in the language or one or more of the languages set out in the articles.

2.2 Execution of Instruments — Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by any two (2) of the directors or officers. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed. Any signing officer may affix the corporate seal (if any) to any instrument. Any signing officer may certify a copy of any instrument, resolution, by-law or other document of the Corporation to be a true copy thereof.

2.3 Execution in Counterpart — Any articles, notice, resolution, requisition, statement or other document required or permitted to be executed in several documents of like form each of which is executed by all persons required or permitted, as the case may be, to do so, shall be deemed to constitute one document and to bear date as of the date of execution thereof by the last person.

2.4 Banking Arrangements — The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.

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2.5 Voting Rights in Other Bodies Corporate — The signing officers of the Corporation may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments, certificates or other evidence shall be in favour of such person or persons as may be determined by the officers executing such proxies or arranging for the issuance of voting certificates or such other evidence of the right to exercise such voting rights. In addition, the Board may from time to time direct the manner in which and the person or persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.6 Withholding Information from Shareholders — Subject to the Act, no shareholder shall be entitled to discovery of any information respecting any details or conduct of the Corporation's business which, in the opinion of the Board, it would be inexpedient or not in the interests of the shareholders or the Corporation to communicate to the public. The Board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts, records and documents of the Corporation or any of them shall be open to the inspection of shareholders and no shareholder shall have any right of inspecting any account, record or document of the Corporation except as conferred by the Act or authorized by the Board or by resolution passed at a meeting of shareholders.

SECTION 3
BORROWING AND SECURITIES

3.1 Borrowing Power — Without limiting the borrowing powers of the Corporation as provided by the Act, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money on the credit of the Corporation;

(b) issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidences of indebtedness of the Corporation, whether secured or unsecured;

(c) give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and

(d) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation including book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

The Board may from time to time delegate to one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board in this Section 3.1 to the extent and in the manner as the Board shall determine at the time of such delegation.

Nothing in this Section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.2 Delegation — The Board may from time to time delegate to a committee of the Board, a director or an officer of the Corporation or any other person as may be designated by the Board all or any of the powers

SCHEDULE C

conferred on the Board by Section 3.1 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

SECTION 4
DIRECTORS

4.1 Number of Directors and Quorum — The Board shall consist of the number of directors specified in the articles, except that if the articles provide for a minimum and maximum number of directors, the Board shall consist of the number of directors determined from time to time by the Board within such minimum and maximum. At least two directors shall not be officers or employees of the Corporation or any of its affiliates. A majority of the number of directors so specified or determined shall constitute a quorum at any meeting of the Board.

4.2 Qualification — No person shall be qualified for election as a director:

(a) if the person is less than 18 years of age;

(b) if the person is of unsound mind and has been so found by a court in Canada or elsewhere;

(c) if the person is not an individual; or

(d) if the person has the status of a bankrupt.

At least 25% percent of the directors must be resident Canadians.

4.3 Election and Term — The election of directors shall take place at each annual meeting of shareholders. All the directors then in office shall retire but, if qualified, shall be eligible for re-election. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.4 Removal of Directors — The shareholders may by resolution passed at a special meeting remove any director from office and the vacancy created by such removal may be filled at the same meeting failing which it may be filled by the directors.

4.5 Vacation of Office — A director ceases to hold office when such director: (a) dies or resigns; (b) is removed from office by the shareholders in accordance with the Act; or (c) ceases to be qualified for election as a director in accordance with the Act. A resignation of a director becomes effective at the time a written resignation is received by the Corporation or the time specified in such resignation, whichever is later.

4.6 Vacancies — Subject to the Act, a quorum of the Board may fill a vacancy in the Board, except a vacancy resulting from an increase in the number or the minimum or maximum number of directors, or from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders. In the absence of a quorum of the Board, or if the vacancy has arisen from a failure of the shareholders to elect the number of directors required to be elected at any meeting of shareholders, the Board shall forthwith call a special meeting of shareholders to fill the vacancy. If the Board fails to call such meeting or if there are no directors then in office, any shareholder may call the meeting.

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4.7 Action by the Board — The Board shall manage, or supervise the management of, the business and affairs of the Corporation. Subject to Sections 4.9, the powers of the Board may be exercised by resolution passed at a meeting at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board. Where there is a vacancy in the Board, the remaining directors may exercise all the powers of the Board so long as a quorum remains in office.

4.8 Residence — The Board shall not transact business at a meeting, other than filling a vacancy in the Board, unless at least 25% of the directors present are resident Canadians, except where:

(a) a resident Canadian director who is unable to be present approves in writing or by telephonic, electronic or other communications facilities, the business transacted at the meeting; and

(b) the required number of resident Canadians would have been present had that director been present at the meeting.

4.9 Meeting by Communications Facility — A director may, in accordance with the Regulations, participate in a meeting of the Board, or a committee of the Board, by means of a telephonic, electronic or other communications facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting by such means is deemed to be present at the meeting.

4.10 Place of Meetings — Meetings of the Board may be held at any place in or outside Canada.

4.11 Calling of Meetings — Meetings of the Board shall be held from time to time at such time and at such place as the Board, the Chairman of the Board, the Chief Executive Officer or any two directors may determine.

4.12 Notice of Meeting — Notice of the time and place of each meeting of the Board shall be given in the manner provided in Section 11.1 to each director not less than 24 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, including any proposal to:

(a) submit to the shareholders any question or matter requiring approval of the shareholders;

(b) fill a vacancy among the directors or in the office of auditor or appoint additional directors;

(c) issue securities;

(d) issued shares of a series;

(e) declare dividends;

(f) purchase, redeem or otherwise acquire shares of the Corporation;

(g) pay a commission for the sale of shares;

(h) approve a management proxy circular;

(i) approve a take-over bid circular or directors' circular;

(j) approve any annual financial statements; or

(k) adopt, amend or repeal by-laws.

SCHEDULE C

A director may in any manner waive notice of or otherwise consent to a meeting of the Board, and attendance of a director at a meeting constitutes a waiver of notice, unless the director is attending for the express purposes of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

4.13 First Meeting of New Board — Provided a quorum of directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.

4.14 Adjourned Meeting — Notice of an adjourned meeting of the Board is not required if the time and place of the adjourned meeting is announced at the original meeting.

4.15 Regular Meetings — The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.16 Chairman — The chairman of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: Chairman of the Board, lead director or Chief Executive Officer. If no such person is present, the directors present shall choose one of their number to be chairman.

4.17 Votes to Govern — At all meetings of the Board every question shall be decided by a majority of the votes cast on the question of those directors entitled to vote. In case of an equality of votes the chairman of the meeting shall not be entitled to a second or casting vote.

4.18 Conflict of Interest — A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or a material transaction or proposed material contract or proposed material transaction, with the Corporation shall disclose the nature and extent of such director's or officer's interest at the time and in the manner provided by the Act.

4.19 Remuneration and Expenses — The directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor in that capacity.

SECTION 5
DELEGATION

5.1 Committees of the Board — The Board may appoint from among the directors one or more committees of the Board and delegate to them any of the powers of the Board except those which, under the Act, a committee of the Board has no authority to exercise.

5.2 Audit Committee — The Board shall appoint from among the directors an audit committee composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any

SCHEDULE C

affiliate of the Corporation. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

5.3 Transaction of Business — Subject to Section 4.9, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all the members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place in or outside Canada.

5.4 Procedure — Unless otherwise determined by the Board, each committee shall have the power to fix its quorum and to regulate its procedure.

SECTION 6
OFFICERS

6.1 General — The Board may from time to time appoint a Chairman of the Board, a Chief Executive Officer, a President, one or more Executive Vice-Presidents, Senior Vice-Presidents, Vice-Presidents, a Corporate Secretary, Chief Financial Officer and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. Subject to Sections 6.2 and 6.3, an officer may but need not be a director and one person may hold more than one office.

6.2 Chairman of the Board — The Chairman of the Board, if any, shall be appointed from among the directors and shall, when present, be chairman of meetings of shareholders and the Board and shall have such other powers and duties as the Board may determine.

6.3 Chief Executive Officer — Unless the Board otherwise determines, the Chief Executive Officer shall be appointed from among the directors and shall have the general supervision of the business and affairs of the Corporation and, in the absence of the Chairman of the Board, shall be chairman at meetings of shareholders and the Board when present.

6.4 President — A President shall have such powers and duties as the Board or the Chief Executive Officer may determine.

6.5 Executive Vice-President, Senior Vice-President, Vice-President — Each of an Executive Vice-President, a Senior Vive-President and a Vice-President shall have such powers and duties as the Board or the Chief Executive Officer may determine.

6.6 Corporate Secretary — The Corporate Secretary shall attend and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall enter or cause to be entered into records kept for that purpose minutes of all proceedings thereat; shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the Board; shall be the custodian of the corporate seal of the Corporation and of all books, papers, records, documents and instruments belonging to the Corporation; and shall have such other powers and duties as the Board or the Chief Executive Officer may determine.

6.7 Chief Financial Officer — The Chief Financial Officer shall keep proper books of account and accounting records with respect to all financial and other transactions of the Corporation and shall be responsible for the deposit of money, the safe-keeping of securities and the disbursement of the funds of the Corporation; shall render to the Board whenever required an account of all transactions as Chief Financial Officer and of the financial position of the Corporation; and shall have such powers and duties as the Board or the Chief Executive Officer may determine.

6.8 Other Officers — The powers and duties of all other officers shall be such as the Board or the Chief Executive Officer may determine. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the Chief Executive Officer otherwise directs.

6.9 Variation of Powers and Duties — The Board may from time to time and subject to the Act, vary, add to or limit the powers and duties of any officer.

6.10 Term of Office — The Board, in its discretion, may remove any officer of the Corporation without prejudice to such officer's rights under any employment contract. Otherwise each officer appointed by the Board shall hold office until such officer's successor is appointed, or until such officer's earlier resignation.

6.11 Conflict of Interest — An officer shall disclose his or her interest in any material contract or material transaction, whether entered into or proposed, in accordance with Section 4.18.

6.12 Agents and Attorneys — The Board shall have the power from time to time to appoint agents or attorneys for the Corporation within or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as the Board may specify.

SECTION 7
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.1 Indemnity — The Corporation shall indemnify a director or officer, a former director or officer or a person who acts or acted at the Corporation's request as a director or officer, or in a similar capacity of another entity, and the heirs and legal representatives of such a person to the extent permitted by the Act.

7.2 Insurance — The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 7.1 to the extent permitted by the Act.

SECTION 8
SHARES

8.1 Allotment — Subject to the Act and the articles, the Board may from time to time allot or grant options to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.2 Registration of Transfer — No transfer of shares shall be registered in a securities register except on presentation of the certificate representing such shares with an endorsement which complies with the Act, together with such reasonable assurance or evidence of signature, identification and authority to transfer as the Board may from time to time prescribe, on payment of all applicable taxes and any fees prescribed by the Board, on

SCHEDULE C

[illegible]

compliance with such restrictions on transfer as are authorized by the articles and on satisfaction of any lien referred to in Section 8.4.

8.3 Transfer Agents and Registrars — The Board may from time to time appoint a registrar to maintain the securities register and a transfer agent to maintain the register of transfers and may also appoint one or more branch registrars to maintain branch securities registers and one or more branch transfer agents to maintain branch registers of transfers, but one person may be appointed both registrar and transfer agent. The Board may at any time terminate any such appointment.

8.4 Lien for Indebtedness — If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provision of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares.

8.5 Non-recognition of Trusts — Subject to the Act, the Corporation may treat the person in whose name a share is registered in the securities register as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payments in respect of the share and otherwise to exercise all the rights and powers of an owner.

8.6 Security Certificates — Every holder of one or more securities of the Corporation shall be entitled, at the security holder's option, to a security certificate, or to a non-transferable written acknowledgement of such security holder's right to obtain a security certificate, stating the number and class or series of securities held by such security holder as shown on the securities register. Security certificates and acknowledgements of a security holder's right to a security certificate, respectively, shall be in such form as the Board shall from time to time approve. Any security certificate shall be signed in accordance with Section 2.2 and need not be under the corporate seal; provided that, unless the Board otherwise determines, certificates representing securities in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers or, in the case of security certificates which are not valid unless countersigned by or on behalf of a transfer agent and/or registrar, the signatures of both signing officers, may be printed or mechanically reproduced in facsimile on security certificates and every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding on the Corporation. A security certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.7 Replacement of Security Certificates — The Board or any officer or agent designated by the Board may in its or such person's discretion direct the issue of a new security certificate in lieu of and on cancellation of a security certificate that has been mutilated or in substitution for a security certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, not exceeding the amount prescribed by the Regulations, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the Board may from time to time prescribe, whether generally or in any particular case.

8.8 Joint Security Holders — If two or more persons are registered as joint holders of any security, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such

SCHEDULE C

certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such security.

8.9 Deceased Security Holders — In the event of the death of a holder, or of one of the joint holders, of any security, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except on production of all such documents as may be required by law and on compliance with the reasonable requirements of the Corporation and its transfer agents.

SECTION 9
DIVIDENDS AND RIGHTS

9.1 Dividends — Subject to the Act, the Board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.2 Dividend Cheques — A dividend payable in money shall be paid by cheque drawn on the Corporation's bankers or one of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his or her recorded address, unless such holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.3 Non-receipt of Cheques — In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the Board may from time to time prescribe, whether generally or in any particular case.

9.4 Record Date for Dividends and Rights — The Board may fix in advance a date, preceding by not more than 60 days, or such other period as may be prescribed by the Regulations, the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, provided that notice of any such record date shall be given, not less than 7 days before such record date, or such other period as may be prescribed by the Regulations in the manner provided by the Act. Where no record date is fixed so, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the Board.

9.5 Unclaimed Dividends — Any dividend unclaimed after the expiry of the applicable limitation period shall be forfeited and shall revert to the Corporation.

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By-Law No. 1 (amended)

SECTION 10
MEETINGS OF SHAREHOLDERS

10.1 Annual Meetings — The annual meeting of shareholders shall be held at such time in each year and, subject to Section 10.3, at such place as the Board, may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting.

10.2 Special Meetings — The Board, the Chairman of the Board, or the Chief Executive Officer shall have power to call a special meeting of shareholders at any time.

10.3 Place of Meetings — Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the province in which the registered office is situate or, if the Board shall so determine, at some other place in Canada or, at some place outside Canada if such place is specified in the articles or all the shareholders entitled to vote at the meeting so agree.

10.4 Participation by Electronic Means — If the Corporation chooses to make available a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during a meeting of shareholders, any person entitled to attend such meeting may participate in the meeting by means of such telephonic, electronic or other communication facility in the manner provided by the Act and the Regulations. A person participating in a meeting by such means is deemed to be present at the meeting. Notwithstanding any other provision of this by-law, any person participating in a meeting of shareholders pursuant to this Section who is entitled to vote at that meeting may vote, in accordance with the Act and the Regulations, by means of any telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

10.5 Meeting Held by Electronic Means — Notwithstanding Section 10.3, if the directors or shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act and the Regulations, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Notwithstanding any other provision of this by-law, any person participating in a meeting of the shareholders pursuant this Section who is entitled to vote at that meeting may vote, in accordance with the Act and the Regulations, by means of any telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

10.6 Notice of Meetings — Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section 11.1 not less than 21 nor more than 60 days before the date of the meeting, or within such other period as may be provided by the Act or prescribed by the Regulations to each director, to the auditor and to each shareholder who at the close of business on the record date for notice, is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditors report, election of directors and reappointment of the incumbent auditors shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

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By-Law No. 1 (continued)

10.7 <u>List of Shareholders Entitled to Notice</u> — For every meeting of shareholders, the Corporation shall prepare within the time specified by the Act a list of shareholders entitled to vote at the meeting, arranged in alphabetical order and showing the number of shares which each such shareholder is entitled to vote at the meeting. If a record date for voting is fixed pursuant to Section 10.9, the shareholders listed shall be those registered at the close of business on such record date. If no record date for voting is so fixed, the shareholders listed shall be those registered at the close of business on the record date for notice fixed pursuant to Section 10.8. If no record date for voting is fixed pursuant to Section 10.9 and no record date for notice is fixed pursuant to Section 10.8, the shareholders listed shall be those registered (a) at the close of business on the day immediately preceding the day on which notice of the meeting is given, or (b) on the day on which the meeting is held where no such notice is given. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.8 <u>Record Date for Notice</u> — The Board may fix in advance a date, preceding the date of any meeting of shareholders by not less than 21 days and not more than 60 days, or such other period as may be prescribed by the Regulations, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than 7 days before such record date, or such other period as may be prescribed by the Regulations, by newspaper advertisement in the manner provided by the Act. If no record date for notice is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be (a) at the close of business on the day immediately preceding the day on which notice of the meeting is given, or (b) on the day on which the meeting is held where no such notice is given.

10.9 <u>Record Date for Voting</u> — The Board may fix in advance a date, preceding the date of any meeting of shareholders by not less than 21 days and not more than 60 days, or such other period as may be prescribed by the Regulations, as a record date for the determination of the shareholders entitled to vote at the meeting, and notice of any such record date shall be given not less than 7 days before such record date, or such other period as may be prescribed by the Regulations, by newspaper advertisement in the manner provided by the Act. If no record date for voting is so fixed, the record date for the determination of the shareholders entitled to vote at the meeting shall be at the close of business on the record date for notice fixed pursuant to Section 10.8. If no record date for voting is fixed pursuant to this Section and no record date for notice is fixed pursuant to Section 10.8, the record date for the determination of the shareholders entitled to vote at the meeting shall be (a) at the close of business on the day immediately preceding the day on which notice of the meeting is given, or (b) on the day on which the meeting is held where no such notice is given.

10.10 <u>Meetings without Notice</u> — A meeting of shareholders may be held at any time and place permitted by the Act without notice or on shorter notice than that provided for herein, and proceedings thereat shall not be invalidated (a) if all the shareholders entitled to vote thereat are present in person or represented by proxy or if those not present or represented by proxy, waive notice before or after the meeting or the time prescribed for the notice thereof, in writing of such meeting being held, and (b) if the auditors and the directors are present or if those not present, waive notice of or otherwise consent to such meeting being held. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact. If the meeting is held at a place outside Canada, shareholders not present or represented by proxy, but who have waived notice of such meeting, shall also be deemed to have consented to the meeting being held at such place.

SCHEDULE C

[illegible]

10.11 Chairman, Secretary and Scrutineers — The chairman of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: Chairman of the Board, Chief Executive Officer or President. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chairman. If the secretary of the Corporation is absent, the chairman shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chairman with the consent of the meeting.

10.12 Persons Entitled to be Present — The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chairman of the meeting or with the consent of the meeting.

10.13 Quorum — Subject to the Act, a quorum for the transaction of business at any meeting of shareholders shall be one person present in person, being a shareholder entitled to vote thereat or a duly appointed representative or proxyholder for an absent shareholder so entitled, and holding or representing in the aggregate not less than 30% of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented by proxy may adjourn the meeting to a fixed time and place, but may not transact any other business. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of less than 30 days it is not necessary to give notice of the adjourned meeting other than by announcement at the time of an adjournment. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more but not more than 90 days, notice of the adjourned meeting shall be given as for an original meeting but the management of the Corporation shall not be required to send a form of proxy in the form provided by the Act to each shareholder who is entitled to receive notice of the meeting. Those shareholders present at any duly adjourned meeting shall constitute a quorum.

10.14 Right to Vote — Subject to the Act as to authorized representatives of any other body corporate or association and restrictions on intermediary voting, for any meeting of shareholders every person who is named in the list of shareholders entitled to vote prepared for purposes of such meeting shall be entitled to vote the shares shown opposite such person's name. For any meeting of shareholders where a list of shareholders entitled to vote has not been prepared for purposes of such meeting, the names of the persons appearing in the securities register at the close of business on the record date for voting as the holders of one or more shares carrying the right to vote at such meeting, shall be deemed to be the list of shareholders entitled to vote for purposes of such meeting.

10.15 Proxies — Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or such shareholder's attorney and shall conform with the Act. Every such shareholder which is a body corporate or association may by resolution of its directors or governing body authorize an individual who need not be a shareholder to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an

SCHEDULE C

individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chairman of the meeting.

10.16 Time for Deposit of Proxies — The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted on only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, unless it has been received by the secretary of the Corporation or by the chairman of the meeting or any adjournment thereof prior to the time of voting.

10.17 Joint Shareholders — If two or more persons hold shares jointly, one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one on the shares jointly held by them.

10.18 Votes to Govern — At any meeting of shareholders every question shall, unless otherwise required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. In case of an equality of votes either on a show of hands or on a ballot or on results of electronic voting, the chairman of the meeting shall not be entitled to a second or casting vote.

10.19 Show of Hands — Any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. On a show of hands every person who is present and entitled to vote shall have one vote. Whenever a vote by show of hands shall have been taken on a question, unless a ballot thereon is so required or demanded, a declaration by the chairman of the meeting that the vote on the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be *prima facie* evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the question, and the result of the vote so taken shall be the decision of the shareholders on the question.

10.20 Ballots — On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chairman may require a ballot of any person present and any shareholder or proxyholder entitled to vote on such question at the meeting may demand a ballot. A ballot so demanded shall be taken in such manner as the chairman shall direct. A demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting on the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders on the question.

10.21 Electronic Voting — If the Corporation chooses to make available a telephonic, electronic or other communication facility, in accordance with the Act and the Regulations, that permits shareholders to vote by means of such facility then, notwithstanding any other provision of this by-law, any vote may be held, in accordance with the Act and the Regulations, entirely by means of such facility.

10.22 Adjournment — If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

SCHEDULE C

By-law No. 1 (amended)

10.23 Resolution in Writing — A resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders unless a written statement with respect to the subject matter of the resolution is submitted by a director or the auditors in accordance with the Act.

SECTION 11
NOTICES

11.1 Method of Giving Notices — Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the Regulations, the articles, the by-laws or otherwise to a shareholder, director, officer or member of a committee of the Board or to the auditors shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to such person's recorded address or if mailed to such person at such person's recorded address by prepaid ordinary or air mail or if sent to such person at his or her recorded address by facsimile or if provided in the form of an electronic document in accordance with Section 12.1. A notice so delivered shall be deemed to have been given when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the appropriate communication company or agency or its representative for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the Board in accordance with any information believed by the secretary to be reliable.

11.2 Notice to Joint Shareholders — If two or more persons are registered as joint holders of any share, any notice shall be addressed to all of such joint holders but notice to one of such persons shall be sufficient notice to all of them.

11.3 Computation of Time — In computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

11.4 Undelivered Notices — If any notice given to a shareholder pursuant to Section 11.1 is returned on two consecutive occasions because such shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until such shareholder informs the Corporation in writing of his or her new address.

11.5 Omissions and Errors — The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.6 Persons Entitled by Death or Operation of Law — Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever, shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to such person's name and address being entered on the securities register (whether such notice

SCHEDULE C

was given before or after the happening of the event on which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement provided by the Act.

11.7 Waiver of Notice — Any shareholder, (or such shareholder's duly appointed proxyholder), director, officer, auditors or member of a committee of the Board may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under the Act, the Regulations, the articles, the by-laws or otherwise and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the Board or of a committee of the Board which may be given in any manner.

SECTION 12
DOCUMENTS IN ELECTRONIC FORM

12.1 Documents in Electronic Form — Subject to any additional conditions set out in Section 12.2 of this by-law, a requirement under the Act, the Regulations or this by-law to provide a person with a notice, document or other information may be satisfied by the provision of an electronic document, provided that:

(a) the addressee has consented, in the manner prescribed by the Regulations, if any, and has designated an information system for the receipt of electronic documents;

(b) the electronic document is provided to the designated information system, unless otherwise prescribed by the Regulations; and

(c) any other requirements of the Regulations have been complied with.

An addressee may revoke the consent referred to in Section 12.1(a). Nothing in this Section 12 shall require a person to create or otherwise provide an electronic document. Except where a notice, document or other information must be sent to a specific place (such as a registered address), an electronic document need not be sent to the designated information system if: (a) the document is posted on or made available through a generally accessible electronic source, such as a website; and (b) the addressee is provided with notice in writing of the availability and location of that electronic document. An electronic document shall be considered to have been received when it enters the information system designated by the addressee or if the document is posted on or made available through a generally accessible electronic source, when it is accessed by the addressee.

12.2 Where Documents to be Created in Writing — Where the Act or Regulations expressly require that a notice, document or other information be created in writing, such requirement shall be satisfied by the creation of an electronic document provided that, in addition to the conditions set out in Section 12.1:

(a) the information in the electronic document is accessible so as to be usable for subsequent reference; and

(b) any other requirements of the Regulations have been complied with.

SCHEDULE C

12.3 Where Documents to be Provided in Writing — Where the Act or Regulations expressly require that a notice, document or other information be provided in writing, such requirement shall be satisfied by the provision of an electronic document provided that, in addition to the conditions set out in Section 12.1:

(a) the information in the electronic document is accessible by the addressee and capable of being retained by the addressee, so as to be usable for subsequent reference; and

(b) any other requirement of the Regulations have been complied with.

SECTION 13
EFFECTIVE DATE

13.1 Effective Date — This by-law shall be effective as of March 5, 2007.

13.2 Repeal — The previous by-law no. 1 of the Corporation is repealed as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of the by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under the by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the Board or the shareholders with continuing effect passed under the by-law so repealed shall continue to be valid except to the extent inconsistent with this by-law and until amended or repealed.

SCHEDULE D

The following Shareholder Proposal has been submitted for consideration at the Meeting by the Ethical Funds Corporation, 800-1111 West Georgia Street, Vancouver, British Columbia V6E 4T6. The proposal and statement of support are set out in italics.

Sustainability Reporting

Whereas:

Loblaw Companies Limited currently provides one page in the 2005 Annual Report addressing corporate responsibility, the environment, health, and food safety. However, there is growing investor demand for comprehensive reporting on environmental, social, and governance (ESG) performance. According to Stratos, an Ottawa-based consultancy, sustainability reporting is becoming mainstream among Canada's largest companies with 70% of TSX companies disclosing sustainability information in 2005 up from 35% in 2002. (Gaining Momentum, CSR Reporting in Canada, Stratos 2005)

This demand will continue as the link is strengthened between long-term value creation and sustainability performance. A recent report from the United Nations Environment Program's Financial Initiative found "there is robust evidence that ESG issues affect shareholder value in both the short and long term". (Show Me the Money: Linking Environmental, Social, and Governance Issues to Company Value, UNEP FI 2006)

Leading companies that produce sustainability reports believe that sustainability strategies, performance, and reporting can deliver value and competitive benefits. (Tomorrow's Value: The Global Reporters 2006 Survey of Corporate Sustainability Reporting, Sustainability 2006) And Stratos concludes in their 2005 survey, "Targeting (sustainability performance) information at investors can demonstrate that the company is forward looking and has quality management in place to address its current and future challenges."

Retailers have a substantial environmental and social footprint arising from business activities including land use, energy use, packaging, and labour and community relations among other issues. Loblaw competitors offer some disclosure on these impacts arising from their business activities. Wal-Mart currently produces a vendor standards report and disclosure on employee diversity and the company's environmental policy and practices. Wal-Mart will produce a stand-alone sustainability report by April 2007.

According to Stratos, 35% of Canadian companies that produce sustainability reports indicate they use the Global Reporting Initiative (GRI) Sustainability Guidelines. GRI is a multi-stakeholder initiative which has established a comparable set of reporting indicators on corporate environmental, social, and governance performance similar to existing standardized financial reporting. The GRI Sustainability Guidelines offer the most comprehensive and universal set of ESG reporting indicators available globally and almost 900 organizations are registered users of the framework.

The GRI has just released the third iteration of the Sustainability Guidelines developed through consultation with hundreds of stakeholders globally, including business, investors, and nongovernmental organizations. The Sustainability Guidelines provide companies with (1) a set of reporting principles essential to producing a balanced and reasonable report and (2) guidance for report content, including the company's strategy, governance structure and management systems, and performance against core indicators in six categories (direct economic impacts, environmental, labour practices and decent work conditions, human rights, society, and product responsibility).

SCHEDULE D

[illegible]

The Sustainability Guidelines are flexible across all types and sizes of reporting organizations and allow for incremental reporting. See http://www.globalreporting.org.

Be it resolved that: Shareholders request that the Company commit to publication in 2008 of a corporate responsibility or 'sustainability' report on 2006 performance guided by the Sustainability Guidelines established by the Global Reporting Initiative.

THE BOARD OF DIRECTORS OF THE CORPORATION RECOMMENDS A VOTE "AGAINST" THIS PROPOSAL FOR THE FOLLOWING REASONS:

The issue of corporate responsibility or sustainability has been addressed by the Corporation in its Annual Reports, both in 2006 and 2005, and is an issue that the Corporation will continue to address going forward. The Corporation intends to make available in 2008 a Corporate Responsibility Report, either as a stand-alone document or as part of another report. This report will be of the Corporation's own design and not necessarily based on the Global Reporting Initiative 3 ("GRI3") Guidelines. While the GRI3 Guidelines present a useful framework for corporate responsibility reporting, the Corporation has chosen not to limit itself to one approach. The Corporation will continue to explore various methods of non-financial reporting in order to arrive at a form of report best suited to the nature of its business and the needs of its stakeholders. Accordingly, as the Corporation believes that it will have substantially fulfilled the proponent's request for a corporate responsibility report in 2008, though in a form of its own design tailored to its business, the Board recommends shareholders vote against the shareholder proposal.

Comments:

The Board of Directors is well aware of and recognizes the growing investor demand for comprehensive reporting on environmental, social, and governance (ESG) performance, as referred to in the proposal. As was done in the 2005 Annual Report, the Corporation has highlighted in the 2006 Annual Report Loblaw's commitment to responsible corporate citizenship. The Report discusses actions and initiatives demonstrating Loblaw's commitment to corporate responsibility as well as how Loblaw and its employees contribute to and support the communities they serve.

The Corporation has had in place for many years an Environment Policy to address its 'environmental footprint' as referred to in the proposal. Loblaw's commitment to respect the environment in a sustainable way is demonstrated through its efforts in such areas as environmental awareness management, energy efficiency and waste management programs involving source reduction, diversion and appropriate disposal. In support of its environmental commitments, Loblaw has a senior officer dedicated to environmental issues.

Loblaw requires all employees to adhere to its Code of Business Conduct, available on its website, which addresses Loblaw's expectations regarding human rights, Loblaw's commitment to being a socially and environmentally responsible company, and the health and well-being of employees and customers as a priority.

Loblaw also has a Supplier Code of Conduct (available on its website) to which all Loblaw vendors are expected to adhere. The Code addresses Loblaw's environmental commitment, labour and employment practices, food and product safety, and other issues.

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The Corporation has also been a leader in developing new and alternative products to satisfy consumer's environmental or health preferences. Loblaw's *President's Choice GREEN* program, initially launched in 1988, is being re-launched this spring with exciting new additions addressing current environmental best practices. The Corporation's *President's Choice Organics* program, launched in 2001, is the largest third party certified organic line of products in Canada with over 300 available products. Loblaw's continued focus on healthy and nutritious food products is evident through its ever-expanding product offerings under the *President's Choice Mini Chefs* and *President's Choice Blue Menu* programs.

Loblaw is committed to active participation in the communities it serves. Together with its employees, Loblaw supports and contributes to local organizations through numerous charitable fundraising activities. Through the President's Choice Children's Charity, $9.4 million was raised in 2006, which will go toward helping more than 765 families across Canada with children who are physically or developmentally challenged. Additionally, Loblaw is associated with the W. Garfield Weston Foundation, a private charitable foundation that directs grants to specific organizations primarily within the fields of education and the environment.

With respect to the expense of preparing a report using the GRI3 Guidelines, the Corporation's view in that those Guidelines are voluminous and complex and this, costly to implement. The Corporation's intention is to provide a report that it believes will demonstrate to shareholders that the company is forward-looking and has management in place to address sustainability strategies, without expending the substantial time, human resources and funds that would be required to conform its report to the GRI3 Guidelines.

The Corporation and management will continue to assess and evaluate shareholder demand for sustainability reporting as the link between long-term value creation and sustainability performance grows ever stronger, and will continue to report to its shareholders on its corporate responsibility on a regular basis, whether through its Annual Report or other disclosure documents or by means of a new, stand-alone report.

As a result, given that the Corporation's current and past practices are consistent with the intent and spirit of the proposal, the Board believes that a report in the format set out in the GRI3 Guidelines is not necessary and therefore unanimously recommends voting Against the shareholder proposal.

82-4918

Loblaw

COMPANIES LIMITED

2006

ANNUAL INFORMATION FORM

March 13, 2007

LOBLAW COMPANIES LIMITED

2006 ANNUAL INFORMATION FORM

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains forward-looking statements which reflect management's expectations and are contained in discussions regarding the Company's objectives, plans, goals, aspirations, strategies, potential future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are typically, though not always, identified by words or phrases such as "anticipates", "expects", "believes", "estimates", "intends" and other similar expressions.

These forward-looking statements are not guarantees, but only predictions. Although the Company believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a number of factors that could cause actual results to vary significantly from the estimates, projections and intentions. Such differences may be caused by factors which include, but are not limited to, changes in consumer spending and preferences, heightened competition including new competitors and expansion of current competitors, changes in the Company's or its competitors' pricing strategies, the ability to realize anticipated cost savings and efficiencies, including those resulting from restructuring, inventory liquidation and other cost reduction and simplification initiatives, the ability to execute restructuring plans, implement strategies and introduce innovative products successfully and in a timely manner, changes in the markets for the inventory intended for liquidation and changes in the expected realizable value and costs associated with the liquidation, unanticipated, increased or decreased costs associated with the announced initiatives, including those related to compensation costs, the Company's relationship with its employees, results of labour negotiations including the terms of future collective bargaining agreements, changes to the regulatory environment in which the Company operates now or in the future, changes in the Company's tax liabilities, either through changes in tax laws or future assessments, performance of third party service providers, public health events, the ability of the Company to attract and retain key executives and supply and quality control issues with vendors. The calculation of the goodwill impairment charge described in this AIF involves the estimation of several variables, including but not limited to market multiples, projected future sales and earnings, capital investment, discount rates, terminal growth rates and the fair values of those assets and liabilities being valued. The Company cautions that this list of factors is not exhaustive.

The assumptions applied in making the forward-looking statements contained in this Annual Information Form include the following: economic conditions do not materially change from those expected, patterns of consumer spending are reasonably consistent with historical trends, no new significant competitors enter our market nor does any existing competitor unexpectedly significantly increase its presence, neither the Company's nor its competitors' pricing strategies change materially, the Company successfully offers new and innovative products and executes its strategies as planned, anticipated cost savings and efficiencies are realized as planned, continuing future restructuring activities are effectively executed and executed in a timely manner, costs associated with the liquidation of inventory are not higher or lower than expected, the Company's assumptions regarding average compensation costs and average years of service for employees affected by the simplification initiatives are materially correct, the Company does not significantly change its approach to its current restructuring activities, there is no material amount of excess inventory in the Company's supply chain, there are no material work stoppages and the performance of third-party service providers is in accordance with expectations.

These estimates and assumptions may change in the future due to uncertain competitive and economic market conditions or changes in business strategies. This list of factors and other risks and uncertainties are discussed in the Company's materials filed with the Canadian securities regulatory authorities from time to time, including the Risks and Risk Management section of the Management's Discussion and Analysis included in the Company's 2006 Annual Report.

Potential investors and other readers are urged to consider these factors carefully in evaluating these forward-looking statements and are cautioned not to place undue reliance on them. The forward-looking statements included in this Annual Information Form, are made only as of the date of this Annual Information Form and the Company disclaims any obligation or intention to publicly update these forward-looking statements to reflect new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events contained in these forward-looking statements may or may not occur. The Company cannot assure that projected results or events will be achieved.

The information in this Annual Information Form is current to December 30, 2006, unless otherwise noted. All amounts are in Canadian dollars.

CORPORATE STRUCTURE

Incorporation

Loblaw Companies Limited was incorporated on January 18, 1956, although portions of its business originated before 1900. It was continued under the *Canada Business Corporations Act* by certificate of continuance dated May 7, 1980. The registered office of the Company is located at 22 St. Clair Avenue East, Toronto, Canada M4T 2S7. The National Head Office and Store Support Centre of the Company is located at 1 President's Choice Circle, Brampton, Canada, L6Y 5S5.

Intercorporate Relationships

Loblaw Companies Limited is a holding company which carries on its business through its subsidiaries. A list of the subsidiaries of the Company that carry on its principal business operations is given below. In each case, the Company owns 100% of the voting and non-voting securities either directly or indirectly. Throughout this Annual Information Form, Loblaw Companies Limited and its subsidiaries are collectively referred to as the "Company".

Subsidiary	Jurisdiction of Incorporation
Atlantic Wholesalers Ltd.	New Brunswick
Fortinos Supermarket Ltd.	Ontario
Glenhuron Bank Limited	Barbados
Kelly, Douglas & Company, Limited	British Columbia
Loblaw Brands Limited	Canada
Loblaw Financial Holdings Inc.	Ontario
Loblaw Properties Limited	Ontario
Loblaw Properties West Inc.	Canada
Loblaws Inc.	Ontario
Loblaws Supermarkets Limited	Ontario
National Grocers Co. Ltd.	Ontario
President's Choice Bank	Canada
Provigo Distribution Inc.	Quebec
Provigo Inc.	Quebec
Provigo Properties Limited	Canada
Provigo Quebec Inc.	Quebec
Westfair Foods Ltd.	Ontario
Zehrmart Inc.	Ontario

GENERAL DEVELOPMENT OF THE BUSINESS

The past three years were years of evolution as Loblaw continued to transform into a company that can be truly competitive over the long term.

Senior Management Change and Strategies

2006 saw a number of significant changes in the operations of the Company, including the change in senior leadership. Galen G. Weston was appointed Executive Chairman of the Company's Board of Directors ("Board"), Mark Foote became President and Chief Merchandising Officer and Allan L. Leighton joined as Deputy Chairman. Early in 2007, Dalton Philips joined the Company as Chief Operating Officer and William M. Wells will be joining the Company as Chief Financial Officer effective April, 2007. The management team commenced a review of the Company in the latter half of 2006 which focused on key drivers of the business such as fresh food presentation, maximizing employee engagement, the performance of retailing basics and customer satisfaction.

New management embarked on an initiative to simplify the organization by more clearly defining accountabilities, eliminating duplication and establishing consistent, simple and efficient processes. The Company also planned and developed organizational transition, focusing on redesigned processes and a leaner administrative structure.

The Company is focused on simplifying its organizational structure, improving retailing basics such as availability and customer focus, innovation as a competitive advantage and executing the Company's "Formula for Growth".

Supply Chain

In 2005, the Company began to restructure its supply chain in an effort to create a national logistics platform. Challenges were experienced with conversions to new systems and this had a negative effect on store service levels for general merchandise products and drugstore. In addition, challenges were experienced with the startup of a new third-party owned and operated warehouse and distribution centre for eastern Canada which handles general merchandise and certain drugstore products, primarily health and beauty care products.

In 2006, the Company continued with its efforts to restructure its supply chain function. In part because of the factors described above, this proved to be more complex and costly than originally anticipated. By the end of 2006, the supply chain stabilized and delivered improved service levels.

Also in 2006, following a review of its inventory levels, the Company identified certain excess inventory, primarily general merchandise. The Company decided to proceed with the liquidation of this inventory, and engaged a third party to assist with the process.

Labour and Employment Matters

In 2006 a new four-year collective agreement was successfully negotiated with members of some Ontario locals of the United Food and Commercial Workers union and ratified. The agreement enables the Company to convert 44 stores in Ontario to the *Real Canadian Superstore* banner or food stores with equivalent labour economics and the flexibility to invest in additional store labour where appropriate.

Other Restructuring Activities

In 2005, the Company established a new National Head Office and Store Support Centre in Brampton, Ontario. The Company consolidated several regional offices and relocated the general merchandise operations from Calgary, Alberta to the National Head Office and Store Support Centre.

As part if its assessment of store operations, in the fourth quarter of 2006, management approved plans to close 19 underperforming stores in Quebec, mainly within the *Provigo* banner, 8 stores in the Atlantic region and 24 wholesale outlets. These closures are expected to be completed in 2007.

Early in 2007, the Company approved and announced the restructuring of its merchandising and store operations into more streamlined functions. This followed a thorough review of the retail and merchandising functions and processes across the Company. This action resulted in the announcement of the elimination of 800 - 1,000 positions in the National Head Office and Store Support Centre and regional offices.

Financial Performance

During the last three years, total sales increased at a cumulative average annual rate of 4.6%. The square footage of corporate and franchised stores increased at cumulative average annual growth rates of approximately 4.4% and 4.0%, respectively, over the same period. The number of corporate stores over the period increased marginally from 646 to 672. The number of franchised stores also increased marginally from 397 to 405 over the same period. The average store size for both corporate stores and franchised stores has increased by 7.1% and 5.4% respectively over the last three years as the Company has generally moved to larger store formats.

Over the past three years, the Company continued to expand and improve its asset base and to reinvest in existing assets in order to position the Company for sustainable future growth. During this period, cumulative capital investment, funded through cash flows from operating and financing activities, was \$3.35 billion, comprised of \$0.937 billion, \$1.156 billion and \$1.258 billion in fiscal years 2006, 2005, and 2004, respectively.

In the fourth quarter of 2006, the Company recorded a non-cash charge of \$800 million related to the impairment of the goodwill associated with its acquisition of the *Provigo* business in 1998. This non-cash goodwill impairment charge is expected to be adjusted if necessary in the first half of 2007.

Further information on the Company's financial performance can be found in the Company's other filings including the Management's Discussion and Analysis section of the Company's 2006 Annual Report ("MD&A"). This information is incorporated by reference and is available at www.sedar.com or www.loblaw.ca.

Products and Services

The Company is Canada's largest food distributor and a leading provider of general merchandise, drugstore and financial products and services. Traditional food offerings remain at the core of the Company's business. The Company primarily offers four distinct store formats: Superstore, Great Food, Hard Discount and Wholesale. The Company pursues a strategy of enhancing profitability on a market-by-market basis by selecting the best store format for the market. This multi-format approach enables the Company to serve a greater variety of consumers, ensure products are "priced right" and place the optimal offerings in the right markets. The Company has focused and will continue to focus on two key aspects of its food offering: fresh perception and product availability. In 2006 the Company formed positive action groups to develop and implement plans to help ensure excellence in these key areas.

Control Label Program

The Company offers a strong and innovative control label program for both its food and everyday household needs. This program helps to create customer loyalty and ensure price competitiveness. Over the past three years, the Company continued to add products to its control label program which, now provides over 7,900 products in the food and everyday household needs categories. In 2006, over 2,000 new control label products were launched, including over 1,400 new general merchandise products.

The Company strives to offer products and services centered around the theme of "Health, Home and Wholesome". To this end, the Company has been a leader in the offering of health-oriented control label products. The Company offers a range of certified organic products and now has approximately 302 of those products under the *President's Choice* Organics label. In 2004, the Company launched the *President's Choice Mini Chefs* line of healthy-choice products for children. Early in 2005 the Company introduced its *President's Choice Blue Menu* line of products for health and nutrition conscious consumers and now offers over 250 such products.

In April of 2006, the *Joe Fresh Style* brand of adult apparel was launched in 40 stores with positive customer response. By the end of the year, *Joe Fresh Style* apparel was in almost 100 stores in all regions of the country. To facilitate this launch, the Company redesigned the *Joe Fresh Style* shopping environment with wide aisles, a central cash desk and fitting rooms. New fixtures and a signing program were also introduced. The Company is pursuing the continued expansion of the *Joe Fresh Style* brand by expanding the number of stores in which it is available as well as launching children's wear and accessories in 2007.

The Company is also focused on its growing line of *PC* Home branded houseware products. A *PC* Home *Insider's Report* was issued in 2006 that featured over 100 items for the home including the kitchen, bed and bath, and home décor. In 2006, the Company distributed six issues of the *Insiders Report* that reached over 10 million homes.

The Company also provides gas bars adjacent to a number of its stores and has increased its gas bar presence in eastern Canada over the past three years.

Financial Services

The strength of the Company's control label program has also enabled the Company to expand its *President's Choice* brand to financial services. Since its launch in 1998, the number of customers using *President's Choice Financial* services has grown and the range of products and services now available includes chequing and savings accounts, mortgages, RRSPs, loans and lines of credit. These services are provided by the direct banking division of a major Canadian chartered bank. *President's Choice* Bank, a subsidiary of the Company, launched the *President's Choice Financial* MasterCard® in March 2001 throughout Canada except Quebec, where it was launched in February 2004. As at December 30, 2006, approximately $1.25 billion of credit card receivables had been securitized and $321 million of receivables were held by *President's Choice* Bank.

The Company offers *PC Financial* auto and home insurance through its subsidiary *PC Financial* Insurance Agency Inc. in select Canadian markets including Ontario (launched in 2004), Quebec and Alberta (both launched in 2005). In 2005, the Company introduced two additional insurance products through *PC Financial* Insurance Agency Inc. to its auto and home insurance offerings. *PC Financial* pet insurance for dogs and cats, which is underwritten by SecuriCan General Insurance Company, is currently available in each province and territory except for Quebec and New Brunswick. *PC Financial* travel insurance, which is underwritten by American Home Assurance Company, is currently available in all Provinces and Territories except for Quebec.

In late 2005, the Company introduced the *PC* Mobile line of prepaid cellular phone services and related accessories. *PC* Mobile services are provided in conjunction with Bell Mobility®.

Further information on trends affecting the Company and the Company's strategies can be found in the MD&A, which is incorporated by reference.

DESCRIPTION OF THE BUSINESS

Operations

Loblaw, a subsidiary of George Weston Limited, is Canada's largest food distributor and a leading provider of general merchandise, drugstore and financial products and services. Loblaw is committed to providing consumers across the country with a one-stop destination in meeting their food and everyday household needs. For 50 years, the Company has supplied the Canadian market with innovative products and services through corporate, franchised and associated stores. Corporate owned store banners include *Atlantic Superstore, Dominion* (in Newfoundland and Labrador), *Extra Foods, Loblaws, Maxi, Maxi & Cie, Provigo,* the *Real Canadian Superstore* and *Zehrs* and wholesale outlets operating as Cash & Carry, *Presto* and *The Real Canadian Wholesale Club.* The Company's franchised and associated stores operate under the trade names *Atlantic SaveEasy, Fortinos, no frills, SuperValu, Valu-mart* and *Your Independent Grocer.* The store network is supported by 26 Company operated and 2 third-party warehouse facilities located across Canada, as well as temporary storage facilities when required.

In addition, the Company makes available to consumers *President's Choice Financial* services and products, including the *President's Choice Financial* MasterCard®, and *PC Financial* auto, home, travel and pet insurance, *PC* Mobile phone service, as well as a loyalty program known as *PC* points.

Geographic and Banner Summary

For the recently completed year, the Company operated across Canada as set out below:

	Corporate Stores	Franchised Stores	Associated Stores	Independent Accounts	Warehouses
Newfoundland and Labrador	16	7	10	483	2
Prince Edward Island	5	3	1	129	-
Nova Scotia	36	21	1	526	2
New Brunswick	22	23	6	276	2
Quebec	251	21	330	2,763	4
Ontario	171	262	14	98	6
Manitoba	25	5	36	864	1
Saskatchewan	33	14	24	669	2
Alberta	69	4	12	1,514	5
Northwest Territories	2	-	1	1	-
Yukon	1	2	-	-	-
British Columbia	41	43	16	-	2
Total	**672**	**405**	**451**	**7,323**	**26**

The following table sets out the distribution of the Company's store formats and the banners associated with each format.

	Corporate Stores	Franchised Stores	Associated Stores
Superstore			
Atlantic Superstore	53		
Dominion* (in Newfoundland and Labrador)	14		
The Real Canadian Superstore	97		
Great Food			
Atlantic SaveEasy	1	44	7
Fortinos		20	
Loblaws	91		
Provigo	80	21	4
SuperValu	1	15	7
Valu-mart		57	11
Your Independent Grocer		50	1
Zehrs	50		
Other	2	37	282
Hard Discount			
Extra Foods	79	27	
Maxi	96		
Maxi & Cie	16		
No Frills		134	
Wholesale			
Cash & Carry	35		139
Presto	20		
The Real Canadian Wholesale Club	37		
Total	**672**	**405**	**451**

* Trademark used under license

The average store size at year end 2006 for corporate stores and franchised stores was 57,400 and 27,400 square feet, respectively. The average store size for both corporate stores and franchised stores has increased by 7.1% and 5.4% respectively over the last three years as the Company has generally moved to larger store formats.

Whenever practical, the Company follows a strategy of purchasing land for future store locations. At year end 2006, the Company owned 72% of the real estate on which its corporate stores are located, as well as various properties under development or held for future development. The Company's owned properties are essentially unencumbered, with only $23 million in mortgage debt on total fixed assets including real estate, having a net book value of approximately $8 billion at year end 2006. The total square footage of the corporate stores is approximately 38.6 million square feet.

A significant portion of the Company's stores are owned and operated by independent franchisees. Franchisees enter into agreements with the Company that generally require the franchisee to purchase inventory from the Company and pay certain fees in exchange for services provided by the Company and for the right to use certain trademarks owned by the Company. Services available to the franchisees by the Company include store set-up, marketing support, accounting, employee development and pension and benefit administration. Independent franchisees generally lease the land and store building from the Company and, if eligible, may obtain financing through a structure involving independent trusts to facilitate the purchase of the majority of their inventory and fixed assets, consisting mainly of fixtures and equipment.

Competitive Conditions

The retail industry in Canada is a changing and competitive market. Consumer needs drive industry changes, which are impacted by changing demographic and economic trends such as changes in disposable income, ethnic diversity, nutritional awareness and time availability. Over the past several years, consumers have demanded more choice, value and convenience.

The Company competes with non-traditional competitors as well as traditional supermarkets. Recent industry changes include the expansion of non-traditional competitors, such as mass merchandisers, warehouse clubs, drugstores, limited assortment stores, discount stores, convenience stores, and specialty stores, all of which continue to increase their offerings of products typically associated with traditional supermarkets. Over the past several years, there has been an increase in the number of retail outlets that traditionally exclusively featured food, general merchandise or drugstore items that now offer a selection of all these items, resulting in what is commonly referred to in the industry as "channel blurring". This evolution of the retail landscape presents a number of issues for traditional grocers: the need to reposition conventional supermarkets to either expand or, conversely, better focus their offerings; the reality of lower prices offered by discount retailers; and the need to reduce operating and labour costs in order to maintain earnings in light of lower prices and increased competition.

Although much work is to be done to successfully implement the strategies described above, the Company believes that its competitive position in Canada remains strong. The Company focuses and will continue to focus on the value proposition of its banners and ensuring the right format is in the right market. In addition, its strong and innovative control label offering promotes customer loyalty and allows pricing flexibility with respect to national brands.

Customers

The Company is not dependent upon a small number of customers or any single customer.

Products and Services

The Company has developed a successful line of control label products and services that are sold or made available in its corporate, franchised and associated stores and are available on a limited basis to certain independent customers. The Company's experienced product development team works closely with third-party vendors in developing and manufacturing products for its control label brands.

There are currently over 7,900 control label products marketed by the Company under brand names including *President's Choice, PC, President's Choice* Organics, *President's Choice Blue Menu, President's Choice Mini Chefs, no name, Joe Fresh Style, Club Pack, GREEN, EXACT, Teddy's Choice* and *Life@Home* and. In 2006, over 2,000 new control label products were introduced including 1,400 general merchandise products.

In recent years a selection of general merchandise items has been developed under the *PC* and *Life@ Home* brands as part of the expansion into general merchandise departments. These products are sourced world wide and cater to all areas of the home including bed, bath, kitchen, home decor and outdoor living.

In March of 2006, the *Joe Fresh Style* brand of adult apparel was launched in 40 stores with positive customer response. By the end of the year *Joe Fresh Style* apparel was in almost 100 stores in all regions of the Company. To facilitate this launch, the Company redesigned the *Joe Fresh Style* shopping environment with wide aisles, a central cash desk and fitting rooms. New fixtures and a signing program were also introduced. The Company is pursuing the continued expansion of the *Joe Fresh Style* brand by expanding the number of stores in which it is available as well as launching children's wear and accessories in 2007.

The Company offers *President's Choice Financial* banking services and products, which are provided by the direct banking division of a major Canadian chartered bank.

The *President's Choice Financial* MasterCard® is offered throughout Canada by President's Choice Bank. Third-party service providers process credit card transactions and provide a call centre (services/support) in addition to credit and fraud monitoring for the *President's Choice Financial* MasterCard®.

The Company offers *PC Financial* auto and home insurance through its subsidiary *PC* Financial Insurance Agency Inc. to select Canadian markets including Ontario (launched in 2004), Quebec and Alberta (both launched in 2005). *PC Financial* pet insurance for dogs and cats, which is underwritten by SecuriCan General Insurance Company, is currently available in each Province and Territory except for Quebec and New Brunswick. *PC Financial* travel insurance, which is underwritten by American Home Assurance Company, is currently available in all Provinces and Territories except for Quebec.

The use of many of the products and services offered through *President's Choice Financial* allows customers to earn *PC* points through a loyalty program which are redeemable towards free groceries and other rewards.

The Company has introduced the *PC* Mobile line of prepaid cellular phone services and related accessories. *PC* Mobile services are provided in conjunction with Bell Mobility®.

Intellectual Property

The Company has established procedures to register or otherwise protect its intellectual property including the trademarks used in its store-trading or banner names and those associated with its control label programs. Store-trading or banner names are associated with specific retail concepts and are important to both corporate store and franchised store operations. Franchisees use the banner names associated with their franchised program pursuant to licensing arrangements. The Company's trademarks used in connection with its control label program are discussed under the section "Products and Services". Other intellectual property of the Company includes domain names, packaging designs and product formulations and specifications. The intellectual property rights associated with and used in connection with the Company's business are important assets and are defended vigorously. The trademarks of the Company when used in this Annual Information Form are presented in *italics*.

Supply Chain

The Company's supply chain is responsible for the flow of goods and information between its vendors and suppliers and the Company's distribution centres and ultimately to its stores. In some cases certain goods flow directly to the Company's stores from the vendors. The Company continuously evaluates its methods of distribution including its relationship with vendors and suppliers, technology, facilities and modes of transportation. When appropriate, the Company implements changes to its supply chain infrastructure to ensure a continued reliable and cost efficient system.

The Company's supply chain and distribution network is comprised of a total of 26 owned and leased warehouses and distribution centres. Third-party logistics services are also used, including those in connection with a dedicated general merchandise warehouse and distribution centre located in Pickering, Ontario. The Company uses various modes of transportation including its own trucking fleet and third-party common carriers, railways and ships. The Company is not dependent on any one third-party transport provider.

Over the past several years, the Company has faced challenges with respect to its supply chain and in particular with on-shelf availability. These challenges are being addressed in part by ensuring that the Company's supply chain operates as a single national function, focusing on end to end supply chain effectiveness including effective forecasting, delivery, receiving and replenishment.

A new food distribution center in Ajax, Ontario is scheduled to open in 2008.

Seasonality

The Company's operations as they relate to food, specifically inventory levels, sales volume and product mix, are impacted to some degree by certain holiday periods in the year. Certain general merchandise offerings are subject to more seasonal fluctuations.

Foreign Operations

Glenhuron Bank Limited, a wholly owned indirect subsidiary of the Company with operations in Barbados, is engaged in financial services including cash management and treasury-related services. The Company is not dependent on these operations.

Employees

As of December 30, 2006, the Company and its franchisees together employ over 139,000 full-time and part-time employees. A significant majority of the Company's store level and distribution centre employees are unionized.

Lending

In the course of providing the *President's Choice Financial* MasterCard® to its customers, *President's Choice* Bank grants credit to its customers with the intention of increasing the loyalty of those customers and the Company's profitability. Board approved risk management policies provide governance and oversight to effectively manage and control existing or potential credit risks. In order to minimize the associated credit risk, *President's Choice* Bank employs stringent credit scoring techniques, actively monitors the credit card portfolio and reviews techniques and technology that can improve the effectiveness of its collection process. In addition, these receivables are dispersed among a large, diversified group of credit card customers.

Environmental and Health and Safety Matters

The Company has environmental, health and workplace safety programs in place and has established policies and procedures aimed at ensuring compliance with applicable environmental legislative requirements. To this end, the Company employs environmental risk assessments and audits using internal and external resources together with employee awareness programs throughout its operating locations. The Company endeavours to be socially and environmentally responsible, and recognizes that the competitive pressures for economic growth and cost efficiency must be integrated with sound environmental stewardship and ecological considerations. Environmental protection requirements do not and are not expected to have a material effect on the Company's financial performance.

The Environmental, Health and Safety Committee of the Board of Directors receives regular reporting from management addressing current and potential future issues, identifying new regulatory concerns and related communication efforts. The Company's dedicated Environmental Affairs staff work closely with the operations to help ensure corporate requirements are met.

Community Support

Acting with its employees, the Company supports and contributes to local organizations through its various operating divisions by sponsoring numerous charitable fundraising activities and initiating work experience programs for the physically and developmentally challenged. The Company operates *President's Choice* Children's Charity which is dedicated to helping children who are physically or developmentally challenged.

Food Safety and Labelling

The Company is subject to potential liabilities connected with its business operations, including potential exposures associated with product defects, food safety and product handling. Such liabilities may arise in relation to the storage, distribution and display of products and, with respect to the Company's control label products, in relation to the production, packaging and design of products.

A majority of the Company's sales are generated from food products and the Company could be vulnerable in the event of a significant outbreak of food-borne illness or increased public health concerns in connection with certain food products. Such an event could negatively affect the Company's financial performance. Procedures are in place to manage such events, should they occur. These procedures identify risks, provide clear communication to employees and consumers and are aimed at ensuring that potentially harmful products are expeditiously removed from inventory. The ability of these procedures to address such events is dependent on their successful execution. Food safety related liability exposures are insured by the Company's insurance program. In addition, the Company has food safety procedures and programs which address safe food handling and preparation standards. The Company endeavours to employ best practices for the storage and distribution of food products and also actively supports consumer awareness of safe food handling and consumption.

The Company strives to ensure its control label products have informative nutritional labelling so that today's health conscious consumer can make informed choices.

Privacy and Ethics

The Company is committed to managing its activities in an ethical and proper manner in all respects. The Company has adopted a Code of Business Conduct setting out the Company's expectations for the ethical and appropriate behaviour of all its directors and employees. In addition, the Company has established an Ethics and Business Conduct Committee to monitor compliance with the Code of Business Conduct and deal with conduct and ethics issues as they arise. The Company also has a Privacy Policy that sets out the Company's commitment of protecting the privacy of personal information.

The Company encourages reporting of unethical conduct and has established a toll-free anonymous response line, which can be used by employees to report suspected accounting, internal control or auditing irregularities and unethical behaviour impacting the Company.

The Company has adopted a Vendor Code of Conduct which sets out the Company's expectations of its vendor community in the areas of social, environmental and legal compliance.

Risks and Risk Management

Each year, the Company performs an Enterprise Risk Assessment ("ERA") which identifies the key risks facing the Company and evaluates the risk management effectiveness for each of these risks. The assessment is primarily carried out through interviews with senior management, who assess the potential impact of risks and the likelihood that negative impact will occur. The results of the ERA are used to prioritize risk management activities, allocate resources effectively and inform overall business direction. The Audit Committee receives a report on the ERA. The risks identified for 2006 included: Information Technology, Customer Satisfaction, Excess Inventory, Food Safety, Human Resources, Competition and Labour Relations.

A description of these and other risks are included in the MD&A on pages 27 through 33 of the Company's 2006 Financial Report, included in the Company's Annual Report, which is incorporated herein by reference.

Further information on the Company's business can be found in the MD&A. This information is incorporated herein by reference.

CAPITAL STRUCTURE AND MARKET FOR SECURITIES

Common Share Capital

Loblaw Companies Limited's share capital is composed entirely of common shares with voting rights of one vote per common share. The holders of common shares are entitled, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of the Company, to receive any dividend declared by the Company and to receive the remaining property of the Company upon dissolution. As at December 30, 2006, there were 274,173,564 common shares issued and outstanding and 5,696 registered common shareholders. There are an unlimited number of authorized common shares.

Common Share Trading Price and Volume

Loblaw Companies Limited's common shares are listed on the Toronto Stock Exchange and trade under the share symbol "L". The monthly highs and lows and average daily volume by month for Loblaw Companies Limited's common shares for the year ended December 30, 2006 were as follows:

Month	**High** ($ per common share)	**Low** ($ per common share)	**Average Daily Volume by Month** (in shares)
January	58.10	52.85	691,368
February	58.69	54.05	401,429
March	58.50	55.10	213,016
April	57.83	54.05	238,151
May	57.30	53.06	340,928
June	54.76	51.50	257,786
July	53.45	48.45	326,649
August	52.30	47.08	385,331
September	51.74	47.29	458,899
October	48.17	45.22	388,795
November	47.99	44.92	537,508
December	51.00	47.25	350,713

Loblaw Companies Limited's Medium Term Notes ("MTN") are not listed or quoted on a recognized exchange.

Credit Ratings (Canadian Standards)

Loblaw Companies Limited's credit ratings for its securities are as follows:

	Dominion Bond Rating Service	**Standard & Poor's**
Commercial Paper	R-1 (low)	A-1 (low)
Medium Term Notes	A	A -
Other Notes and Debentures	A	A -

During the third quarter of 2006, the Company's Medium Term Notes and Debentures were downgraded by Dominion Bond Rating Service ("DBRS") to "A" from "A (high)" and the Commercial Paper rating was confirmed at "R-1 (low)". In both cases the trend was changed to "stable" from "negative". During the fourth quarter of 2006, the Company's long-term corporate credit and commercial paper ratings were downgraded by Standard & Poor's ("S&P") to "A-" from "A" and to "A-1 (low)" from "A-1 (mid)", respectively. The Company was removed from CreditWatch with negative implications and the outlook was changed to "stable".

Subsequent to year end, DBRS placed the Company's Debentures and Medium Term Notes Under Review with Negative Implications and at the same time, confirmed the Company's Commercial Paper rating at its current level with a "stable" trend; and S&P placed the Company's long term corporate credit and commercial paper ratings on CreditWatch with negative implications.

The rating organizations base the ratings on quantitative and qualitative considerations which are relevant for Loblaw Companies Limited. These ratings are intended to give an indication of the risk that Loblaw Companies Limited will not fulfill its obligations in a timely manner. These ratings are not recommendations to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the rating organization.

A definition of the categories of each rating has been obtained from the respective rating organization's website and is outlined below:

Dominion Bond Rating Service

Commercial Paper

Rating: R-1 (low): Short-term debt rated R-1 (low) is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt, and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

Long Term Debt (Medium Term Notes, Other Notes and Debentures)

Rating: A: Long-term debt rated "A" is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities. While "A" is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies than higher-rated securities.

Some DBRS rating categories are appended with one of three rating trends - "Positive", "Stable", or "Negative". The rating trend helps to give the investor an understanding of DBRS's opinion regarding the outlook for the rating in question. However, the investor must not assume that a positive or negative trend necessarily indicates that a rating change is imminent. Ratings which are "Under Review" will be qualified with one of the following three provisional statements: "negative implications", "positive implications", or "developing implications". These qualifications indicate DBRS's preliminary evaluation of the impact on the credit quality of the security/issuer. Although the three provisional statements may provide some guidance to subscribers, situations and potential rating implications may vary widely and DBRS's final rating conclusion may depart from its preliminary assessment. For each of these three provisional statements, further due diligence has to be completed in order to determine the applicable rating. In this respect, and while the previous rating may no longer be appropriate and can no longer be relied upon to gauge credit quality, the three provisional statements are an attempt to provide initial guidance as to possible rating outcomes after the due diligence process has been completed and DBRS has finalized its view.

Standard & Poor's

Commercial Paper

Rating A-1 (low): A short-term obligation rated 'A-1' is rated in the highest category by S&P. The obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

Long Term Debt (Medium Term Notes, Other Notes and Debentures)

Rating A -: An obligation rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

An S&P rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically six months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or CreditWatch action. A negative outlook means that a rating may be lowered.

An S&P CreditWatch highlights the potential direction of a short- or long-term rating. It focuses on identifiable events and short-term trends that cause ratings to be placed under special surveillance by S&P analytical staff. These may include mergers, recapitalizations, voter referendums, regulatory action, or anticipated operating developments. Ratings appear on CreditWatch when such an event or a deviation from an expected trend occurs and additional information is necessary to evaluate the current rating. A listing, however, does not mean a rating change is inevitable, and whenever possible, a range of alternative ratings will be shown. CreditWatch is not intended to include all ratings under review, and rating changes may occur without the ratings having first appeared on CreditWatch. The "positive" designation means that a rating may be raised; "negative" means a rating may be lowered; and "developing" means that a rating may be raised, lowered, or affirmed.

COMMON SHARE DIVIDENDS

The declaration and payment of dividends are at the discretion of the Board. Loblaw Companies Limited's dividend policy is to maintain a dividend payment equal to approximately 20% to 25% of the prior year's adjusted basic net earnings per common share[1], giving consideration to the year end cash position, future cash flow requirements and investment opportunities. Currently, there is no restriction that would prevent Loblaw Companies Limited from paying dividends at historical levels. The amount of cash dividends declared per share for each of the three most recently completed years is as follows:

	2006	2005	2004
Dividends declared per common share	$ 0.84	$ 0.84	$0.76

Subsequent to year end 2006, the Board of Directors declared a quarterly dividend of $0.21 cents per common share, payable April 1, 2007.

[1] See Non GAAP Financial Measures, "Adjusted Basic Net Earnings per Common Share," on p. 42 of the MD&A

DIRECTORS AND OFFICERS

The following list of Directors and Officers is current to March 13, 2007.

Directors

Name, Province and Country of Residence	Principal Occupation	Director Since
Galen G. Weston[1] Ontario, Canada	Executive Chairman of the Corporation	2006
Allan L. Leighton[1] London, United Kingdom	Deputy Chairman of the Corporation and of George Weston Limited and Chairman of Royal Mail Group	2006
Paul M. Beeston, C.M.[2,5] Ontario, Canada	Corporate Director	2005
Gordon A.M. Currie[4] Ontario, Canada	Executive Vice President, Secretary and General Counsel, George Weston Limited	2006
Camilla H. Dalglish[5] Ontario, Canada	Corporate Director	1991
Anthony S. Fell, O.C.[3*, 4*] Ontario, Canada	Chairman, RBC Capital Markets Inc., investment and finance company	2001
Anthony R. Graham[1,3,4] Ontario, Canada	President, Wittington Investments, Limited, holding company controlled by Mr. W.G. Weston, Chairman, George Weston Limited	1999
Nancy H.O. Lockhart, O.Ont.[3,5*] Ontario, Canada	Chief Administrative Officer, Frum Development Group, property development and management company	2005
Pierre Michaud, C.M.[5] Quebec, Canada	Chairman, Provigo Inc., subsidiary of the Company	1999
Thomas C. O'Neill[2*] Ontario, Canada	Corporate Director	2003
G. Joseph Reddington[3] Arizona, USA	Corporate Director	1994
John D. Wetmore[2, 4] Ontario, Canada	Corporate Director	2006
Joseph H. Wright[2,3,4] Ontario, Canada	Managing Partner, Barnagain Capital, investment company	1996

1. Executive Committee
2. Audit Committee
3. Governance, Employee Development, Nominating and Compensation Committee
4. Pension and Benefits Committee
5. Environmental, Health and Safety Committee
* Chairman of the Committee

All directors hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

Officers

Name, Province and Country of Residence	Principal Occupation
Galen G. Weston Ontario, Canada	Executive Chairman
Allan L. Leighton London, United Kingdom	Deputy Chairman
Mark Foote Ontario, Canada	President, Chief Merchandising Officer
Dalton Philips Ontario, Canada	Executive Vice President, Chief Operating Officer
William M. Wells Ontario, Canada	Chief Financial Officer (Effective April, 2007)
Robert Adams Ontario, Canada	Executive Vice President, Hard Discount Format
David K. Bragg Ontario, Canada	Executive Vice President
Mark Butler Ontario, Canada	Executive Vice President, Ontario Market
Barry K. Columb Ontario, Canada	Executive Vice President
Daniel Dufresne Quebec, Canada	Executive Vice President, Quebec Market
Grant Froese Alberta, Canada	Executive Vice President, Western Market
Andrew Iacobucci Ontario, Canada	Executive Vice President, Superstore Format

Joseph Jackman Ontario, Canada	Executive Vice President, Marketing
Andrew MacIsaac, Nova Scotia, Canada	Executive Vice President, Atlantic Market
Richard P. Mavrinac Ontario, Canada	Executive Vice President
Peter McMahon Ontario, Canada	Executive Vice President, Supply Chain and Information Technology
Frank Rocchetti Ontario, Canada	Executive Vice President, General Merchandise
Pietro Satriano Ontario, Canada	Executive Vice President, Food
Vince Scorniaenchi Ontario, Canada	Executive Vice President, Great Food Format
Robert A. Balcom Ontario, Canada	Senior Vice President, Secretary and General Counsel
Roy R. Conliffe, Ontario, Canada	Senior Vice President, Labour Relations
Karen Hanna Ontario, Canada	Senior Vice President, Human Resources
Louise M. Lacchin Ontario, Canada	Senior Vice President, Finance
Michael Lovsin Ontario, Canada	Senior Vice President, Drugstore and HBA
Ann Weir Ontario, Canada	Senior Vice President, Internal Audit and Internal Control Compliance
Joseph J. Wilke Ontario, Canada	Senior Vice President, Financial Reporting & Control
Geoffrey H. Wilson Ontario, Canada	Senior Vice President, Financial Services and Investor Relations

All the foregoing directors and executive officers have held their present occupations or other positions with the same or associated companies or organizations for the past five years except: Mr. Barry K. Columb who was President at CitiCards Canada; Mr. Gordon A.M. Currie, who was Senior Vice President and General Counsel of Direct Energy Marketing Limited and prior to that a partner at Blake, Cassels & Graydon LLP; Mr. Mark Foote who was President, Canadian Tire Retail; Ms. Karen Hanna who was Senior Vice-President, Human Relations at Torstar; Mr. Andrew Iacobucci who was Global Account manager at Monitor Group; Mr. J. Jackman who was Chairman at Perennial Design; Michael

Lovsin who was Vice President, Merchandising, Cosmetics and Fragrances for Ulta Salons and previous to that was Vice President, Category Management for Shoppers Drug Mart Corporation; Mr. P. McMahon, who was a senior executive at Wal-Mart Europe; Mr. T.C. O'Neill, who was Chairman of PricewaterhouseCoopers Consulting; Mr. Dalton Philips who was CEO at Brown, Thomas and previous to that was COO at Wal-Mart's international division; Mr. Frank Rocchetti who was Senior Vice-President, Chief Merchant at Sears Canada; Mr. P. Satriano, who was Senior Vice President at the Loyalty Group/Air Miles; Mr. William Wells who is, as of the date of this Annual Information Form, Chief Financial Officer at Bunge Limited and prior to that held senior financial positions at McDonald's Corporation; and Mr. J. Wetmore who was Vice President, Contact Centre Development of IBM Americas and formerly President and Chief Executive Officer of IBM Canada.

Mr. Wright was, from July 2005 until April 2006, a director of Hollinger Inc. In connection therewith, since April 25, 2006, Mr. Wright has been subject to a cease trade order (with respect to trading in securities of that company) applicable to all persons who were directors, officers or insiders of the company after September 30, 2003 (the end of the period covered by the last financial statements filed by the company).

Mr. Wright is a former director of Fantom Technologies Inc. which applied for court protection under the *Companies Creditors Arrangement Act* in October, 2001, following the resignation of Mr. Wright from the board. Mr. Wright is also a former director of Hip Interactive Corp, which was the subject of an application for the appointment of a receiver under the *Bankruptcy and Insolvency Act* in July, 2005, following the resignation of Mr. Wright from the board.

As at December 30, 2006, George Weston Limited beneficially owned directly or indirectly through Weston Food Distribution Inc. and Weston Holdings Limited 169,576,651 common shares or 61.85% of the outstanding common shares. George Weston Limited is controlled by W. Galen Weston. Directors and executive officers as a group beneficially owned, exercised control or had direction over less than 1% of the issued and outstanding common shares of the Company.

LEGAL PROCEEDINGS

In the ordinary course of its business, the Company is named as a defendant in legal actions or may commence legal actions against third parties. Currently, there is one significant action in which the Company is named as a defendant, which is described below.

Subsequent to the year end, the Company was served with an action brought by certain beneficiaries of a multi-employer pension plan in the Superior Court of Ontario. In their claim against the employers and the trustees of the multi-employer pension plan, the plaintiffs claim that assets of the multi-employer pension plan have been mismanaged. The Company is one of the employers affected by the action. One billion dollars of damages are claimed in the action against a total of 17 defendants. In addition, the plaintiffs are seeking to have a representative defendant appointed for the employers of the members of the pension plan. The action is framed as a representative action on behalf of all of the beneficiaries of the multi employer pension plan. The action is at a very early stage and the Company intends to vigorously defend it. Statements of Defence have not yet been filed.

RELATED PARTY TRANSACTIONS

The Company's majority shareholder, George Weston Limited and its affiliates are related parties. It is the Company's policy to conduct all transactions and settle all balances with related parties on market terms and conditions.

Related party transactions between the Company and Weston include inventory purchases, cost sharing agreements, real estate matters, borrowings and lendings, income tax matters, and management agreements. Further information on related party transactions can be found in the MD&A, which information is incorporated by reference.

TRANSFER AGENTS AND REGISTRARS

The transfer agent and registrar of the Company is Computershare Investor Services Inc. and they are located in Toronto, Canada.

EXPERTS

The Company's auditors are KPMG LLP, who has prepared the Auditor's Report to Shareholders in respect of our audited annual consolidated financial statements. KPMG LLP is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario.

AUDIT COMMITTEE INFORMATION

The Audit Committee Charter as approved by the Company's Board of Directors on March 7, 2006 is included in Appendix A. The members of the Audit Committee are indicated above. All members of the Audit Committee are independent and financially literate (as those terms are defined in Multilateral Instrument 52-110 of the Canadian Securities Administrators) and have the following education and experience which is relevant to their roles as Audit Committee Members:

> Mr. Beeston is an FCA and the former President and CEO of Major League Baseball. He received a B.A. from the University of Western Ontario.
>
> Mr. O'Neill is an FCA and former Chariman of PricewaterhouseCoopers Consulting, COO of PricewaterhouseCoopers LLP, Global, and CEO of PricewaterhouseCoopers LLP, Canada. Mr. O'Neill has a Bachelor of Commerce Degree from Queen's University.
>
> Mr. Wetmore is the former President and Chief Executive Officer and also former Chief Financial Officer of IBM Canada. He also held various senior finance positions at IBM Americas. He has a Bachelor of Mathematics from the University of Waterloo and graduated from the Advanced Executive Program at the Kellogg School, Northwestern University.
>
> Mr. Wright is Managing Partner of Barnagain Capital and is a former President and Chief Executive Officer of Swiss Bank Corporation (Canada). He received a BA from Princeton University, *magna cum laude.*

EXTERNAL AUDIT FEES

The aggregate fees of KPMG LLP for professional services rendered for the audit of the Company's financial statements and other services for the fiscal years 2006 and 2005 are as follows:

	2006 Actual $(000's)	2005 Actual $(000's)
Audit fees[(1)]	1,977	1,905
Audit-related fees[(2)]	847	726
Tax consultant fees[(3)]	102	65
All other fees[(4)]	217	34
Total Fees	**3,143**	**2,730**

(1) Audit fees include fees for services related to the audit of the Corporation's consolidated financial statements.
(2) Audit-related fees include assurance and related services that are performed by the Corporation's auditor. These services include accounting consultations in connection with the review of quarterly reports to shareholders, audit of pension plans, comfort letters and the interpretation of accounting and financial reporting standards.
(3) Tax consultant fees include fees for assistance with tax planning, including commodity tax issues.
(4) Other fees for services related to risk management, internal control/compliance, legislative and/or regulatory compliance.

The Audit Committee charter provides that the Audit Committee shall pre-approve the retaining of the auditor for any non-audit service. The Audit Committee may delegate to one or more members the authority to pre-approve the retaining of the Auditor for any non-audit service to the extent permitted by law.

ADDITIONAL INFORMATION

1. Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company securities, and securities authorized for issuance under equity compensation plans, where applicable, is contained in the Company's Management Proxy Circular for the Annual and Special Meeting of shareholders to be held May 1, 2007. Additional financial information is also provided in the Company's consolidated financial statements and MD&A for its most recently completed financial year.

2. Additional information has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR) available online at www.sedar.com, and with the Office of the Superintendent of Financial Institutions (OSFI) as the primary regulator for the Company's subsidiary, *President's Choice* Bank.

   The Company's internet address is: www.loblaw.ca

APPENDIX "A"

LOBLAW COMPANIES LIMITED

AUDIT COMMITTEE CHARTER

1. RESPONSIBILITY

The Audit Committee is responsible for assisting the Board of Directors of the Company ("Board") in fulfilling its oversight responsibilities in relation to:

- the integrity of the Company's financial statements;
- the Company's compliance with legal and regulatory requirements as they relate to the Company's financial statements;
- the qualifications, independence and performance of the Company's external auditor (the "Auditor");
- internal control over financial reporting and disclosure controls and procedures;
- the performance of the Company's internal audit function; and
- performing the additional duties set out in this Charter or otherwise delegated to the Audit Committee by the Board.

2. MEMBERS

The Board shall appoint a minimum of three directors to be members of the Audit Committee. The members of the Audit Committee shall be selected by the Board on recommendation of the Governance, Employee Development, Nominating and Compensation Committee of the Company, and shall be selected based upon the following, to the extent that the following are required under applicable law:

- each member shall be an independent director; and
- each member shall be financially literate.

For the purpose of this Charter, the terms "independent" and "financially literate" shall have the respective meanings attributed thereto in Multilateral Instrument 52-110 *Audit Committees*, as the same may be amended from time to time.

3. CHAIR

Each year, the Board shall appoint one member to be Chair of the Audit Committee. If, in any year, the Board does not appoint a Chair, the incumbent Chairman shall continue in office until a successor is appointed. The Board shall adopt and approve periodically a position description for the Chair which sets out his or her role and responsibilities.

4. TENURE

Each member shall hold office until his or her term as a member of the Audit Committee expires or is terminated.

5. QUORUM, REMOVAL AND VACANCIES

A majority of the Audit Committee's members shall constitute a quorum. Any member may be removed and replaced at any time by the Board. The Board shall fill vacancies in the Audit Committee by appointment from among the members of the Board. If a vacancy exists on the Audit Committee, the remaining members may exercise all its powers so long as a quorum remains in office.

6. DUTIES

The Audit Committee shall have the duties set out below as well as any other duties that are specifically delegated to the Audit Committee by the Board.

(a) Appointment and Review of Auditor

The Auditor is ultimately accountable to the Audit Committee as representatives of the shareholders. The Audit Committee has direct responsibility for overseeing the work of the Auditor. Accordingly, the Audit Committee shall evaluate and be responsible for the Company's relationship with the Auditor. Specifically, the Audit Committee shall:

- select, evaluate and nominate the Auditor to be proposed for appointment or reappointment, as the case may be, by the shareholders;
- review the Auditor's engagement letter;
- at least annually, obtain and review a report by the Auditor describing:
    - the Auditor's internal quality-control procedures; and
    - any material issues raised by the most recent internal quality-control review, peer review, review by any independent oversight body such as the Canadian Public Accountability Board or governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the Auditor and the steps taken to deal with any issues raised in these reviews.

(b) Confirmation of Independence of Auditor

At least annually, and before the Auditor issues its report on the annual financial statements, the Audit Committee shall:

- ensure that the Auditor submits a formal written statement describing all relationships between the Auditor and the Company;
- discuss with the Auditor any disclosed relationships or services that may affect the objectivity and independence of the Auditor; and
- obtain written confirmation from the Auditor that it is objective and independent within the meaning of the Rules of Professional Conduct/Code of Ethics adopted by the provincial institute or order of Chartered Accountants to which it belongs.

(c) Rotation of Engagement Partner/Lead Partners

The Audit Committee shall, after taking into account the opinions of management, evaluate the performance of the Auditor and the engagement partner/lead partners and shall rotate the engagement partner/lead partners when required or necessary.

(d) Pre-Approval of Non-Audit Services

The Audit Committee shall pre-approve the retaining of the Auditor for any non-audit service, provided that no approval shall be provided for any service that is prohibited under the rules of the Canadian Public Accountability Board or the Independence Standards of the Canadian Institute of Chartered Accountants. Before the retaining of the Auditor for any non-audit service, the Audit Committee shall consider the compatibility of the service with the Auditor's independence. The Audit Committee may pre-approve the retaining of the Auditor for the engagement of any non-audit services by establishing policies and procedures to be followed prior to the appointment of the Auditor for the provision of such non-audit services. In addition, the Audit Committee may delegate to one or more members the authority to pre-approve the retaining of the Auditor for any non-audit service to the extent permitted by applicable law.

(e) Communications with Auditor

The Audit Committee shall meet privately with the Auditor as frequently as the Audit Committee feels is appropriate for the Audit Committee to fulfil its responsibilities (which shall not be less frequently than quarterly) to discuss any items of concern to the Audit Committee or the Auditor, such as:

- matters that will be referred to in the Auditor's management letter;
- whether or not the Auditor is satisfied with the quality and effectiveness of the financial recording procedures and systems;
- the extent to which the Auditor is satisfied with the nature and scope of the Auditor's examination.

(f) Review of Audit Plan

The Audit Committee shall review a summary of the Auditor's audit plan in advance for each audit.

(g) Review of Audit Fees

The Audit Committee has the direct responsibility for approving the Auditor's fee. In approving the Auditor's fee, the Audit Committee should consider, among other things, the number and nature of reports issued by the Auditors, the quality of the internal controls, the size, complexity and financial condition of the Company and the extent of internal audit and other support provided by the Company to the Auditor.

(h) Review of Annual Audited Financial Statements

The Audit Committee shall review the annual audited financial statements, together with the Auditor's report thereon, before recommending them for approval by the Board, to assess whether or not they present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows of the Company. The Audit Committee shall also review the MD&A relating to the annual audited financial statements.

In conducting their review, the Audit Committee should:

- discuss the annual audited financial statements and MD&A with management and the Auditor;
- consider the quality of, and not just the acceptability of, the accounting principles applied, the reasonableness of management's judgments and estimates that have a significant effect upon the financial statements, and the clarity of the disclosures in the financial statements;
- discuss with the Auditor its report which addresses:
  - all critical accounting policies and practices to be used;
  - all alternative treatments of financial information within GAAP that have been discussed with management of the Company, ramifications of the use of alternative disclosures and treatments, and the treatment preferred by the Auditors; and
  - other material written communication between the Auditor and management of the Company, such as any management letter or schedule of unadjusted differences;
- discuss any analyses prepared by management and the Auditor that set out significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP;
- discuss the effect of off-balance sheet transactions, arrangements, obligations (including contingent liabilities) and other relationships with unconsolidated entities or other persons that may have a material current or future effect on the Company's financial condition, changes in financial condition, results of operations, liquidity, capital expenditures, capital resources, or significant components of revenues and expenses;

- consider any changes in accounting practices or policies and their impact on financial statements of the Company;
- discuss with management, the Auditor and, if necessary, legal counsel, any litigation, claim or other contingency, including tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters have been disclosed in the financial statements;
- discuss with management and the Auditor correspondence with regulators or governmental agencies, employee complaints or published reports that raise material issues regarding the Company's financial statements or accounting policies;
- discuss with the Auditor any special audit steps taken in light of any material weaknesses in internal control;
- discuss with the Auditor any difficulties encountered in the course of the audit work, including any restrictions on the scope of their procedures and access to requested information, accounting adjustments proposed by the Auditor that were not applied (because they were immaterial or otherwise), and significant disagreements with management;
- consider any other matter which in its judgment should be taken into account in reaching its recommendation to the Board concerning the approval of the financial statements;
- satisfy itself that appropriate accounting policies and practices have been selected and applied consistently; and
- satisfy itself that management has established appropriate procedures to comply with applicable legislation for the remittance of taxes, pension monies and employee remuneration.

(i) Review of Interim Financial Statements

The Audit Committee shall also engage the Auditor to review the interim financial statements prior to the Audit Committee's review of such financial statements. The Audit Committee should discuss the interim financial statements and related MD&A with management and the Auditor and, if satisfied that the interim financial statements present fairly in all material respects in accordance with GAAP the financial condition, results of operations and cash flows, approve the interim financial statements and review the related MD&A on behalf of the Board.

(j) Other Financial Information

The Audit Committee shall review any earnings releases, as well as the nature of any financial information and earnings guidance provided to analysts and rating agencies in accordance with the Company's disclosure policy. In addition, the Audit Committee shall satisfy itself that adequate procedures are in place for the review of the public disclosure of information extracted or derived from the Company's financial statements and must periodically assess the adequacy of those procedures.

(k) Review of Prospectuses and Other Regulatory Filings

The Audit Committee shall review all other financial statements of the Company that require approval by the Board before they are released to the public, including, without limitation, financial statements for use in prospectuses or other offering or public disclosure documents and financial statements required by regulatory authorities. The Audit Committee shall review the Annual Information Form of the Company prior to its filing.

(l) Review of Related Party Transactions

The Audit Committee shall review all material proposed related party transactions that are not dealt with by a "special committee" of "independent directors" pursuant to securities law rules.

(m) Review of Internal Audit Function

The Audit Committee shall review the mandate of the internal audit function, the budget, planned activities and organizational structure of the internal audit function to ensure that it is independent of management and has sufficient resources to carry out its mandate.

The members shall meet privately with the senior officer in charge of internal audit as frequently as the Audit Committee feels is appropriate for the Audit Committee to fulfil its responsibilities, which shall not be less frequently than quarterly, to discuss any areas of concern to the Audit Committee or to the senior officer in charge of internal audit to confirm that:

- significant resolved and any unresolved issues between auditors and management have been brought to its attention;
- the principal risks of the Company's businesses have been identified by management and appropriate policies and systems have been implemented to manage these risks; and
- the integrity of the Company's internal control and management information systems are satisfactory.

(n) Relations with Management

The members shall meet privately with management as frequently as the Audit Committee feels is appropriate to fulfil its responsibilities, which shall not be less frequently than quarterly, to discuss any areas of concern to the Audit Committee or management.

(o) Oversight of Internal Control over Financial Reporting and Disclosure Controls and Procedures

The Audit Committee shall review with the assistance of management the adequacy of the internal control over financial reporting that have been adopted by the Company.

The Audit Committee shall review with the assistance of management the effectiveness of the controls and procedures that have been adopted to ensure the disclosure of all material information about the Company and its subsidiaries that is required to be disclosed under applicable law or the rules of those exchanges on which securities of the Company are listed or quoted. The Audit Committee shall receive regular reports from the Company's Disclosure Committee with respect to the Company's system of disclosure controls and procedures. The Audit Committee shall also review no less than annually the Company's Disclosure Policy.

(p) Legal Compliance

The Audit Committee shall review with legal counsel any legal matters that may have a significant effect on the Company's financial statements. The Audit Committee should review with legal counsel material inquiries received from regulators and governmental agencies. The Audit Committee shall review with a representative of the Code of Conduct Committee any material matters arising from any known or suspected violation of the Company's Code of Conduct and any material concerns regarding questionable accounting or auditing matters raised through the Company's ethics response line.

(q) Risk Management

The Audit Committee shall meet periodically with management to discuss the Company's policies with respect to risk assessment and management.

(r) Taxation Matters

The Audit Committee shall review the status of taxation matters of the Company.

(s) Hiring Policies

The Audit Committee shall review and approve the Company's hiring policies regarding partners and professional employees of the present and former external auditor of the Company.

7. COMPLAINTS PROCEDURE

The Audit Committee shall monitor the effectiveness of the Company's procedures for the receipt, retention and follow-up of complaints received by the Company regarding accounting, internal controls, disclosure controls or auditing matters and for the confidential, anonymous submission of concerns by employees of the Company regarding accounting, internal controls, or auditing matters. The Committee shall review with management periodic reports in this regard.

8. REPORTING

The Audit Committee shall report to the Board on:

- the Auditor's independence;
- the performance of the Auditor and the Audit Committee's recommendations regarding the reappointment or termination of the Auditor;
- the performance of the internal audit function;
- the adequacy of the Company's internal control over financial reporting and disclosure controls and procedures;
- the Audit Committee's review of the annual and interim financial statements of the Company and any GAAP reconciliation, including any issues with respect to the quality or integrity of the financial statements, and shall recommend whether or not the Board should approve the financial statements and any GAAP reconciliation;
- the Audit Committee's review of the annual and interim MD&A;
- the Audit Committee's review of the Annual Information Form;
- the Company's compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and
- all other material matters dealt with by the Audit Committee.

9. REVIEW AND DISCLOSURE

This Charter should be reviewed by the Audit Committee at least annually and be submitted to the Governance, Employee Development, Nominating and Compensation Committee for consideration with such amendments as the Audit Committee proposes and for recommendation to the Board for approval with such further amendments as the Governance, Employee Development, Nominating and Compensation Committee proposes.

This Charter shall be posted on the Company's Web site.

10. FREQUENCY OF MEETINGS

The Audit Committee shall meet at least five times annually.

END

11. RETENTION OF EXPERTS

The Audit Committee may engage such special legal, accounting or other experts, without Board approval and at the expense of the Company, as it considers necessary to perform its duties.